Exhibit 99.1

(Subject to Completion, dated October 19, 2015)

16666 Northchase Drive
Houston, Texas 77060
                        , 2015

Dear Fellow Shareholders:

        I am pleased to inform you that Exterran Holdings, Inc. intends to effect the spin-off of Exterran Corporation, a wholly owned subsidiary of Exterran Holdings, through a pro rata stock distribution to holders of Exterran Holdings common stock. Exterran Corporation will own the assets and liabilities associated with Exterran Holdings' international services and global fabrication businesses. In connection with the spin-off, Exterran Holdings will change its name to "Archrock, Inc." and will be traded on the New York Stock Exchange under the symbol "AROC." References to "Archrock" or "Exterran Holdings" before the spin-off refer to Exterran Holdings, Inc. and after the spin-off refer to Archrock, Inc. Upon the completion of the spin-off, Archrock shareholders will own 100% of the outstanding shares of common stock of Exterran Corporation.

        The separation will be completed by way of a pro rata distribution of all of the outstanding shares of Exterran Corporation's common stock to Exterran Holdings' shareholders of record as of 5:00 p.m., New York City time, on                              , 2015, the record date for the distribution. Each Exterran Holdings shareholder of record will receive one share of Exterran Corporation's common stock for every two shares of Exterran Holdings common stock held on the record date. The distribution date of Exterran Corporation shares is expected to be                              , 2015. Shareholder approval of the spin-off is not required, and you do not need to take any action to receive shares of Exterran Corporation's common stock in the spin-off.

        The distribution, which is subject to several customary conditions, will be issued in book-entry form only, which means that no physical stock certificates representing interests in Exterran Corporation will be issued. A book-entry account statement reflecting your ownership of shares of Exterran Corporation's common stock will be mailed to you, or your brokerage account will be credited for the shares on or about the distribution date. No fractional shares of Exterran Corporation's common stock will be issued. Instead, the transfer agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing rates and distribute the net cash proceeds pro rata to each holder who would otherwise have been entitled to receive fractional shares in the distribution.

        We intend for the spin-off to be tax-free to our shareholders (other than with respect to any cash received in lieu of fractional shares) and to us for U.S. federal income tax purposes. To that end, we expect to obtain an opinion of counsel substantially to the effect that, among other things and subject to certain qualifications and limitations, the distribution, together with certain other transactions, should qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes. You should consult your own tax advisor as to the particular consequences of the spin-off to you, including the applicability and effect of any state, local and non-U.S. tax laws, which may result in the spin-off being taxable to you.

        If you sell or otherwise transfer your shares of Exterran Holdings common stock on or prior to the distribution date, you will also be selling your right to receive shares of Exterran Corporation's common stock. You are encouraged to consult with your broker or financial advisor regarding the specific implications of transferring your Exterran Holdings common stock on or prior to the distribution date.

        Exterran Corporation's common stock is expected to be traded on the New York Stock Exchange under the symbol "EXTN." You do not need to take any action to receive your shares of Exterran Corporation's common stock. You do not need to pay any consideration for your shares of Exterran Corporation's common stock or surrender or exchange your shares of Exterran Holdings common stock.

        I encourage you to read the enclosed information statement, which is being mailed to all Exterran Holdings shareholders. It describes the spin-off in detail and contains important information about Exterran Corporation, including financial statements.

        I believe the spin-off is a positive event for our shareholders, and I look forward to your continued support as a shareholder of Archrock. We remain committed to working on your behalf to build long-term shareholder value.

Sincerely,
D. Bradley Childers President and Chief Executive Officer Exterran Holdings, Inc.

4444 Brittmoore Road
Houston, Texas 77041

                        , 2015

To Shareholders of Exterran Corporation:

        It is my pleasure to welcome you as a shareholder of Exterran Corporation. While we will be a new company upon our separation from Exterran Holdings, Inc., our business has a history of strong financial and operational performance providing global product sales and international energy infrastructure services in Latin America and parts of the Eastern Hemisphere.

        We believe operating these businesses as a separate company will: position us to benefit from the continued build-out of the global energy infrastructure and the redevelopment currently underway in North America; create financial flexibility enabling us to continue investing in value-creating contract operations projects; and expand our potential product sales customer base. Accordingly, we believe we can more effectively focus on our global product sales business and our international services businesses as an independent company, and bring more value to you as a shareholder, than we could as a subsidiary of Exterran Holdings.

        We currently employ approximately 7,000 people worldwide. We expect to list our common stock on the New York Stock Exchange under the symbol "EXTN."

        We thank you in advance for your support as a shareholder of our common stock, and I invite you to learn more about us by reviewing the enclosed information statement.

Sincerely,
Andrew J. Way President and Chief Executive Officer Exterran Corporation

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED OCTOBER 19, 2015

INFORMATION STATEMENT

Exterran Corporation

Common Stock

(par value $0.01 per share)

        This information statement is being furnished in connection with the distribution by Exterran Holdings, Inc. to its shareholders of all of the outstanding shares of common stock of Exterran Corporation. In connection with such distribution and the related spin-off transactions, Exterran Holdings, Inc. will change its name to "Archrock, Inc.," or Archrock. As of the date of this information statement, Exterran Holdings owns all of Exterran Corporation's outstanding common stock.

        To implement the distribution, Exterran Holdings will distribute shares of Exterran Corporation common stock on a pro rata basis to the holders of Exterran Holdings common stock. You, as a holder of Exterran Holdings common stock, will be entitled to receive one share of our common stock for every two shares of Exterran Holdings common stock held as of 5:00 p.m., New York City time, on                              , 2015, the record date for the distribution. The distribution will be issued in book-entry form only without the delivery of any physical share certificates. No fractional shares of our common stock will be issued. Instead, the transfer agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing rates and distribute the net cash proceeds pro rata to each holder who would otherwise have been entitled to receive fractional shares in the distribution. The distribution date for the spin-off will be                              , 2015.

        You will not be required to pay any cash or other consideration for the shares of our common stock that will be distributed to you or to surrender or exchange your shares of Exterran Holdings common stock in order to receive shares of our common stock in the spin-off. The distribution will not affect the number of shares of Exterran Holdings common stock that you hold. Immediately after the distribution is completed, Exterran Corporation will be an independent, publicly traded company. It is expected that the distribution should generally be tax-free to Exterran Holdings and its shareholders for United States of America ("U.S.") federal income tax purposes, except to the extent that cash is received in lieu of fractional shares.

        No approval by Exterran Holdings shareholders of the spin-off is required or being sought. You are not being asked for a proxy and you are requested not to send a proxy.

        As discussed under "The Spin-Off—Trading of Exterran Holdings Common Stock After the Record Date and Prior to the Distribution," if you sell your shares of Exterran Holdings common stock in the "regular way" market after the record date and on or prior to the distribution date, you also will be selling your right to receive shares of our common stock in connection with the spin-off. You are encouraged to consult with your broker or financial advisor regarding the specific implications of selling your shares of Exterran Holdings common stock on or prior to the spin-off.

        There currently is no trading market for our common stock. However, we expect that a limited market, commonly known as a "when-issued" trading market, for our common stock will begin on or shortly before the record date and will continue up to and including the spin-off date, and we expect that "regular way" trading of our common stock will begin the first day of trading following the spin-off. Subject to completion of the spin-off, we expect our common stock to be traded on the New York Stock Exchange under the symbol "EXTN."

        In reviewing this information statement, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 23.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

        This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

        Exterran Holdings first mailed this information statement to its shareholders on or about                        , 2015.

The date of this information statement is                        , 2015.

        This information statement is being furnished solely to provide information to Exterran Holdings shareholders who will receive shares of our common stock in the spin-off. It is not provided as an inducement or encouragement to buy or sell any securities of Exterran Holdings or Exterran Corporation. This information statement describes our business, our relationship with Exterran Holdings and how the spin-off affects Exterran Holdings and its shareholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of our common stock that you will receive in the spin-off. You should be aware of certain risks relating to our business, the spin-off and ownership of our common stock, which are described under the heading "Risk Factors." You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the front cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information contained in this information statement, unless we are required by applicable securities laws to do so.

i

 Note Regarding the Use of Certain Terms

        In this information statement, unless the context requires otherwise or we specifically indicate otherwise, the terms "our company," "we," "our" and "us" when used in a historical context refers to the international services and global fabrication businesses of Exterran Holdings, Inc. and its subsidiaries and when used in the present or future tense refer to Exterran Corporation and its subsidiaries after giving effect to the spin-off. In connection with the spin-off, Exterran Holdings, Inc. will change its name to "Archrock, Inc." and will be traded on the New York Stock Exchange under the symbol "AROC." The terms "Exterran Holdings" and "Archrock," when used in a historical context, refer to Exterran Holdings, Inc. and its subsidiaries (including us and all of our subsidiaries) and, when used in the future tense, refer to Archrock, Inc. and its subsidiaries after giving effect to the spin-off (excluding us and all of our subsidiaries). In connection with the spin-off, Exterran Partners, L.P., a Delaware limited partnership controlled and partially owned by Exterran Holdings that provides natural gas contract operations services to customers throughout the U.S. and that is publicly traded on the NASDAQ Global Select Market under the symbol "EXLP," will change its name to "Archrock Partners, L.P." and will be traded on the NASDAQ Global Select Market under the symbol "APLP." The terms "Exterran Partners" and "Archrock Partners," when used in a historical context, refer to Exterran Partners, L.P. and its subsidiaries and, when used in the future tense, refer to Archrock Partners, L.P. and its subsidiaries after giving effect to the spin-off. The term "EESLP" refers to Exterran Energy Solutions, L.P., a Delaware limited partnership. Following the completion of the spin-off, EESLP will be a wholly owned subsidiary of Exterran Corporation. References to Exterran Holdings' "international services businesses" refers to the international contract operations and international aftermarket services businesses of Exterran Holdings conducted outside of the United States. References to Exterran Holdings' "global fabrication business" refers to the fabrication and manufacturing business currently operated by Exterran Holdings worldwide, which Exterran Corporation will operate after the completion of the spin-off as its product sales business.

        The separation of our businesses from Exterran Holdings' businesses will be accomplished through a series of transactions in which the assets, liabilities and operations of Exterran Holdings' existing U.S. contract operations and U.S. aftermarket services businesses will be transferred to a newly formed entity indirectly owned by Exterran Holdings (referred to herein as the "first contribution"), and such entity's stock will be distributed in an internal spin-off to Exterran Holdings (referred to herein, together with the first contribution, as the "internal distribution"). Exterran Holdings' existing international contract operations, international aftermarket services and global fabrication businesses will be transferred to us (referred to herein as the "second contribution"), and our common stock will be distributed pro rata to Exterran Holdings' shareholders as of the record date (referred to herein, together with the second contribution, as the "distribution"). We refer to these transactions globally as the "spin-off."

Industry and Market Data

        The market data and certain other statistical information used throughout this information statement are based on independent industry publications, government publications and other published independent sources, as well as on our good faith estimates. Although we believe the third-party sources are reliable as of their respective dates, we have not independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "Risk Factors." These and other factors could cause results to differ materially from those expressed in these publications.

ii

 Basis of Presentation

        Certain monetary amounts, percentages and other figures included in this information statement have been subject to rounding adjustments. Percentage amounts included in this information statement have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this information statement may vary from those obtained by performing the same calculations using the figures in our combined financial statements. Certain other amounts that appear in this information statement may not sum due to rounding.

iii

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

Q:    What is the spin-off?

A:
The spin-off will be accomplished through a series of transactions in which the assets, liabilities and operations of Exterran Holdings' existing U.S. contract operations and U.S. aftermarket services businesses will be transferred to a newly formed entity indirectly owned by Exterran Holdings (referred to herein as the "first contribution"), and such entity's stock will be distributed in an internal spin-off to Exterran Holdings (referred to herein, together with the first contribution, as the "internal distribution"). Exterran Holdings' existing international contract operations, international aftermarket services and global fabrication businesses will be transferred to us (referred to herein as the "second contribution"), and our common stock will be distributed pro rata to Exterran Holdings' shareholders as of the record date (referred to herein, together with the second contribution, as the "distribution"). We refer to these transactions globally as the "spin-off."

Q:    Who are Archrock and Archrock Partners?

A:
In connection with the spin-off, Exterran Holdings, Inc. will change its name to "Archrock, Inc." and will be traded on the New York Stock Exchange, or NYSE, under the symbol "AROC," and Exterran Partners, L.P. will change its name to "Archrock Partners, L.P." and will be traded on the NASDAQ Global Select Market under the symbol "APLP." References in this information statement to "Exterran Holdings" or "Archrock," when used in a historical context, refer to "Exterran Holdings, Inc." and its subsidiaries (including us and our subsidiaries), and, when used in the future tense, refer to "Archrock, Inc." and its subsidiaries after giving effect to the spin-off (excluding us and our subsidiaries). In addition, references in this information statement to "Exterran Partners" or "Archrock Partners," when used in a historical context, refer to "Exterran Partners, L.P." and its subsidiaries and, when used in the future tense, refer to "Archrock Partners, L.P." and its subsidiaries after giving effect to the spin-off.

Q:    Why is Exterran Holdings separating our business from Exterran Holdings' business?

A:
Exterran Holdings' board and management team believe that there are significant expected benefits to the simplified, separate companies resulting from this transaction, including:

•
with respect to Archrock:

•
a focus on growing the U.S. services businesses, including organic growth, third party acquisitions and the sale by Archrock of additional U.S. contract operations assets to Archrock Partners;

•
relatively stable cash flows and a focus on its fee-based natural gas contract compression business;

•
the opportunity for Archrock to return a high percentage of cash flow to its shareholders in the form of a dividend;

•
a pure-play investment opportunity with significant exposure to the U.S. energy infrastructure redevelopment;

•
opportunities to pursue acquisitions with potentially more highly valued equity currency;

•
a narrowing of industry focus that may potentially provide more extensive and more specialized equity research coverage; and

•
the ability to be valued on a dividend yield basis, consistent with other publicly traded general partners, unlocking value for shareholders.

  •
  with respect to us:

  •
  a focus on profitable growth in strategic markets and positioning us and our shareholders to benefit from the continued build-out of the global energy infrastructure and the redevelopment currently underway in North America;

  •
  in our international services businesses, relatively stable cash flows due to our exposure to the production phase of oil and gas development, as compared to drilling and completion related energy service and product providers;

  •
  limited capital expenditures in our product sales business;

  •
  financial flexibility to enable investment in value-creating contract operations projects; and

  •
  the opportunity to expand our potential product sales customer base to include companies in the U.S. contract compression business that have historically been Exterran Holdings' competitors.

        For more information, please read "The Spin-Off—Reasons for the Spin-Off."

Q:    What is being distributed in the spin-off?

A:
Exterran Holdings will distribute one share of our common stock for every two shares of Exterran Holdings common stock outstanding as of the record date for the distribution. Approximately 34.7 million shares of our common stock will be distributed in the spin-off, based upon the number of shares of Exterran Holdings common stock outstanding on June 30, 2015 and that we expect will remain outstanding on                              , 2015, the record date for the spin-off. The shares of our common stock to be distributed by Exterran Holdings will constitute all of the issued and outstanding shares of our common stock at the closing of the spin-off. For more information on the shares being distributed in the spin-off, please read "Description of Capital Stock."

Q:    What is the record date for the spin-off, and when will the spin-off occur?

A:
The record date is                              , 2015, and ownership is determined as of 5:00 p.m., New York City time, on that date. Shares of our common stock will be distributed on                              , 2015, which we refer to as the distribution date.

Q:    As a holder of shares of Exterran Holdings common stock as of the record date, what do I have to do to participate in the spin-off?

A:
Nothing. You will receive one share of our common stock for every two shares of Exterran Holdings common stock held as of the record date and retained through the distribution date. You may also participate in the spin-off if you purchase Exterran Holdings common stock in the "regular way" market and retain your Exterran Holdings shares through the distribution date. Please read "The Spin-Off—Trading of Exterran Holdings Common Stock After the Record Date and Prior to the Distribution."

Q:    If I sell my shares of Exterran Holdings common stock before or on the distribution date, will I still be entitled to receive shares of Exterran Corporation common stock in the spin-off?

A:
If you sell your shares of Exterran Holdings common stock prior to or on the distribution date, you will also be selling your right to receive shares of our common stock. See "The Spin-Off—Trading of Exterran Holdings Common Stock After the Record Date and Prior to the Distribution." You are encouraged to consult with your broker or financial advisor regarding the specific implications of selling your Exterran Holdings common stock prior to or on the distribution date.

Q:    How will fractional shares be treated in the spin-off?

A:
Exterran Holdings will not distribute any fractional shares of our common stock to its shareholders. Instead, the transfer agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing rates and distribute the net cash proceeds pro rata to each holder who would otherwise have been entitled to receive fractional shares in the distribution. For an explanation of how the cash payments for fractional shares will be determined, please read "The Spin-Off—Treatment of Fractional Shares."

Q:    Will the spin-off affect the number of shares of Exterran Holdings I currently hold?

A:
No. The number of shares of Exterran Holdings common stock held by a shareholder will be unchanged. The market value of each such share, however, is expected to decline to reflect the impact of the distribution.

Q:    What are the U.S. federal income tax consequences of the spin-off to me?

A:
Exterran Holdings expects to obtain an opinion of Latham & Watkins LLP (the "Tax Opinion") substantially to the effect that, for U.S. federal income tax purposes, (i) the internal distribution should qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the "Code"), and (ii) the distribution should qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, subject to certain qualifications and limitations. Accordingly, for U.S. federal income tax purposes, Exterran Holdings should not recognize any material gain or loss and you generally should recognize no gain or loss or include any amount in taxable income (other than with respect to cash received in lieu of fractional shares) as a result of the spin-off. The material U.S. federal income tax consequences of the spin-off are described in more detail under "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off." Information regarding tax matters in this information statement is for general information purposes only and does not constitute tax advice. SHAREHOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF THE SPIN-OFF TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE AND LOCAL TAX LAWS, AS WELL AS FOREIGN TAX LAWS.

Q:    How will I determine the tax basis I will have in the shares of stock I receive in the spin-off?

A:
Assuming that the distribution is tax-free to Exterran Holdings' shareholders, the tax basis in Exterran Holdings' common stock that you hold immediately prior will be allocated between such Exterran Holdings common stock and shares of our common stock received in the distribution in proportion to the relative fair market values of each immediately following the distribution. You should consult your tax advisor about how this allocation will work in your situation (including a situation where you have purchased Exterran Holdings shares at different times or for different amounts) and regarding any particular consequences of the spin-off to you, including the application of state, local and non-U.S. tax laws. The material U.S. federal income tax consequences of the spin-off are described in more detail under "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off."

Q:    Will I receive a stock certificate for Exterran Corporation shares distributed as a result of the spin-off?

A:
No. Registered holders of Exterran Holdings common stock who are entitled to participate in the spin-off will receive a book-entry account statement reflecting their ownership of our common stock. Following the spin-off, however, you may request physical stock certificates if you are a holder of record. For additional information, registered shareholders in the United States should contact Exterran Holdings' transfer agent, American Stock Transfer & Trust Co., LLC, through its website at www.amstock.com. From outside the United States, shareholders may call (800) 937-5449. Please read "The Spin-Off—When and How You Will Receive Exterran Corporation Shares."

Q:    What if I hold my shares through a broker, bank or other nominee?

A:
Exterran Holdings shareholders who hold their shares through a broker, bank or other nominee will have their brokerage account credited with shares of our common stock. For additional information, those shareholders are encouraged to contact their broker, bank or nominee directly.

Q:    What if I have stock certificates reflecting my shares of Exterran Holdings' common stock? Should I send them to the transfer agent or to Exterran Holdings?

A:
No. You should not send your stock certificates to the transfer agent or to Exterran Holdings. You should retain your Exterran Holdings stock certificates.

Q:    What are the conditions to the spin-off?

A:
The spin-off is subject to a number of conditions, including, among others: (1) the continued effectiveness of an opinion of counsel substantially to the effect that, for U.S. federal income tax purposes, (i) the internal distribution should qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, and (ii) the distribution should qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, subject to certain qualifications and limitations; (2) the SEC's declaring effective the Registration Statement of which this information statement forms a part; (3) availability under the new $680.0 million revolving credit facility and the new $245.0 million term loan facility (collectively, the "new credit facility") of Exterran Energy Solutions, L.P., a Delaware limited partnership ("EESLP"), which will become our wholly owned subsidiary and the owner of all our operating subsidiaries following the spin-off; and (4) receipt and continued effectiveness of all material consents necessary to consummate the spin-off. However, even if all of the conditions have been satisfied, Exterran Holdings may amend, modify or abandon any and all terms of the spin-off and the related transactions at any time prior to the distribution date. Please read "The Spin-Off—Spin-Off Conditions and Termination."

Q:    Will Exterran Corporation incur any debt prior to or at the time of the spin-off?

A:
Exterran Holdings currently has in place a $900 million senior secured revolving credit facility (the "existing credit facility"). As of June 30, 2015, there was approximately $449.1 million of available borrowing capacity under the existing credit facility.

  On July 10, 2015, Exterran Corporation and EESLP entered into a $750.0 million credit agreement among Exterran Corporation, EESLP, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto. On October 5, 2015, the parties entered into an amended and restated credit agreement (the "credit agreement"), evidencing the new credit facility consisting of a new $680.0 million revolving credit facility and a new $245.0 million term loan facility. Availability under the new credit facility is conditioned upon the consummation of the spin-off on or prior to January 4, 2016. Upon the consummation of the spin-off, Exterran Corporation will guarantee EESLP's obligations under the credit facility. As of June 30, 2015, on a pro forma basis after giving effect to the spin-off, the related financing transactions and approximately $91.4 million of outstanding letters of credit, we would have had approximately $281.8 million in available borrowing capacity under the new credit facility.

  We intend to transfer the net proceeds from the borrowings under the new credit facility to Exterran Holdings to allow it to repay a portion of its indebtedness prior to the internal distribution. As of June 30, 2015, on a pro forma basis after giving effect to the spin-off, we would have borrowed and transferred to Exterran Holdings approximately $539.0 million. Subsequent to June 30, 2015 and prior to the completion of the spin-off, Exterran Holdings expects to incur additional borrowings under its existing credit facility of between $40 million and $50 million to finance expenses related to the completion of the spin-off and related financing transactions, which will increase the amount we borrow under our new credit facility and transfer to Exterran Holdings.

  For more information on our new credit facility, please read "Capitalization" and "Description of Material Indebtedness."

Q:    Are there risks to owning shares of our common stock?

A:
Yes. Our business is subject both to general and specific business risks relating to its operations, business, industry and common stock. In addition, the spin-off involves specific risks, including risks relating to us being an independent, publicly traded company. Please read "Risk Factors."

Q:    Does Exterran Corporation plan to pay cash dividends?

A:
We do not currently anticipate paying cash dividends on our common stock. The declaration and amount of future dividends, if any, will be determined by our board of directors and will depend on our financial condition, earnings, capital requirements, financial covenants, industry practice, applicable law and other factors our board of directors deems relevant. Our ability to pay dividends on our common stock may be limited by the covenants of our credit agreement and may be further restricted by the terms of any future debt or preferred securities. See "Dividend Policy" and "Description of Material Indebtedness."

Q:    Will our common stock trade on a stock market?

A:
Currently, there is no public market for our common stock. We expect to list our common stock on the NYSE under the symbol "EXTN." We anticipate that limited trading in shares of our common stock will begin on a "when-issued" basis on or shortly before the record date and will continue up to and including the distribution date and that "regular-way" trading in shares of our common stock will begin on the first trading day following the distribution date. The "when-issued" trading market will be a market for shares of our common stock that will be distributed to Exterran Holdings shareholders on the distribution date. If you owned shares of Exterran Holdings common stock at the close of business on the record date, you would be entitled to shares of our common stock distributed pursuant to the spin-off. You may trade this entitlement to shares of our common stock, without the shares of Exterran Holdings common stock you own, on the "when-issued" market. We cannot predict the trading prices or volume for our common stock before, on or after the distribution date. Please read "Risk Factors—Risks Relating to Ownership of Our Common Stock."

Q:    What will happen to Exterran Holdings stock options, restricted stock, restricted stock units and performance units?

A:
In connection with the distribution, subject to approval by the compensation committee of the board of directors of Exterran Holdings, Exterran Holdings stock options, restricted stock, restricted stock units and performance units will generally be treated as follows:

•
Pre-2015 Awards.  Immediately prior to the distribution, each outstanding Exterran Holdings stock option, restricted stock award, restricted stock unit award and performance unit award granted prior to calendar year 2015, whether vested or unvested, will be split into two awards, consisting of an Archrock award and an Exterran Corporation award.

  •
  2015 Awards.  Each Exterran Holdings stock option, restricted stock award, restricted stock unit award and performance unit award that is (i) granted in calendar year 2015 and (ii) held by an individual who will be employed or engaged by Exterran Corporation or its affiliates following the distribution will be converted solely into an Exterran Corporation award. Each Exterran Holdings stock option, restricted stock award, restricted stock unit award and performance unit award that is (i) granted in calendar year 2015 and (ii) held by an individual who will be employed or engaged by Archrock or its affiliates following the distribution will be adjusted to cover Archrock shares.

  •
  Incentive Stock Options.  Notwithstanding the above, Exterran Holdings "incentive stock options" (within the meaning of Section 422 of the Code), whether granted during or prior to 2015, will be converted solely into options denominated in shares of common stock of the applicable holder's post-distribution employer if the holder thereof elected, prior to the spin-off, to preserve the tax treatment of their Exterran Holdings incentive stock options. Exterran Holdings incentive stock options held by an individual who does not elect, prior to the spin-off, to preserve the tax treatment of his or her Exterran Holdings incentive stock options will be adjusted as otherwise described herein—that is, each such option will either be split into two awards, consisting of an Archrock option and an Exterran Corporation option, or converted solely into an option denominated in shares of common stock of the applicable holder's post-distribution employer, depending on whether the option was granted prior to or during calendar year 2015.

  •
  Awards Held by Non-Continuing Service Providers.  In addition, notwithstanding the foregoing, each Exterran Holdings stock option held by an individual who will not be employed or engaged with either Archrock or Exterran Corporation (or their respective affiliates) following the distribution will be adjusted solely into an Archrock option covering Archrock shares.

  •
  General Terms.  Equity awards that are adjusted as described above will generally be subject to the same vesting, expiration, performance conditions and other terms and conditions as applied to the underlying Archrock awards immediately prior to the distribution.

Q:    What will be the relationship between Archrock and Exterran Corporation following the spin-off?

A:
After the spin-off, Archrock will not own any shares of our common stock. We and Archrock will each be an independent, publicly traded company with its own board of directors and management team. In connection with the spin-off, we are entering into a number of agreements with Archrock that will govern the spin-off and allocate responsibilities for obligations arising before and after the spin-off, including, among others, obligations relating to our employees and taxes. For example, we expect that the separation and distribution agreement we will enter into with Archrock will contain certain noncompetition provisions addressing restrictions for a limited period of time after the spin-off on our ability to provide contract operations services in the United States and on Archrock's ability to provide contract operations services outside of the United States and product sales to customers worldwide, subject to certain exceptions. In addition, we expect to enter into a supply agreement and related storage agreements with Archrock and Archrock Partners on arm's length terms that, among other things, will set forth the terms under which we will provide Archrock and Archrock Partners with fabricated equipment. We also expect to enter into services agreements with Archrock on arm's length terms that will set forth the terms under which the parties will provide each other with installation, start-up, commissioning and other services. Please read "Relationship with Archrock After the Spin-Off."

Q:    Will I have appraisal rights in connection with the spin-off?

A:
No. Holders of shares of Exterran Holdings common stock are not entitled to appraisal rights in connection with the spin-off.

Q:    Who is the transfer agent for your common stock?

A:
American Stock Transfer & Trust Co., LLC
Operations Center
6201 15th Avenue
Brooklyn, New York 11219
www.amstock.com

Q:    Who is the distribution agent for the spin-off?

A:
American Stock Transfer & Trust Co., LLC
Operations Center
6201 15th Avenue
Brooklyn, New York 11219
www.amstock.com

Q:    Whom can I contact for more information?

A:
If you have questions relating to the mechanics of the distribution of shares of our common stock, you should contact the distribution agent.

  Before the spin-off, if you have questions relating to the spin-off, you should contact Exterran Holdings' Senior Vice President, General Counsel and Secretary at:

  Exterran Holdings, Inc.
  16666 Northchase Drive
  Houston, Texas 77060
  Attention: Donald Wayne, Senior Vice President, General Counsel and Secretary
  Telephone: (281) 836-7000

 SUMMARY

        The following is a summary of some of the information contained in this information statement. It does not contain all the details concerning us or the spin-off, including information that may be important to you. We urge you to read this entire document carefully, including the risk factors, our historical and pro forma financial statements and the notes to those financial statements.

        References in this document to our historical assets, liabilities, business or activities generally refer to the historical assets, liabilities, business or activities of our business as it was conducted as part of Exterran Holdings and its subsidiaries before giving effect to the spin-off. Our historical financial results contained in this information statement may not be indicative of our financial results in the future as an independent company or reflect what our financial results would have been had we been an independent company during the periods presented. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of the spin-off.

Our Company

        We are currently a wholly owned subsidiary of Exterran Holdings, Inc. In connection with the spin-off, Exterran Holdings, Inc. will change its name to "Archrock, Inc." Following the completion of our spin-off from Exterran Holdings, we will be an independent, publicly traded company operating under the name "Exterran Corporation," and we will own the assets and liabilities associated with Exterran Holdings' international services and global fabrication businesses. We refer to the global fabrication business currently operated by Exterran Holdings as our product sales business. Archrock will not retain any ownership interest in us or our business.

        We are a market leader in the provision of compression, production and processing products and services that support the production and transportation of oil and natural gas throughout the world. We provide these products and services to a global customer base consisting of companies engaged in all aspects of the oil and natural gas industry, including large integrated oil and natural gas companies, national oil and natural gas companies, independent oil and natural gas producers and oil and natural gas processors, gatherers and pipeline operators. We report our results of operations in the following three reporting business segments: contract operations, aftermarket services and product sales.

        In our contract operations business, which accounted for 23% of our revenue and 52% of our gross margin in 2014, we own and operate natural gas compression equipment and crude oil and natural gas production and processing equipment on behalf of our customers outside of the United States. These services can include engineering, design, procurement, on-site construction and operation of natural gas compression and crude oil or natural gas production and processing facilities for our customers. Our contract operations business is underpinned by long-term commercial contracts with large customers, including several national oil and natural gas companies, which we believe provides us with relatively stable cash flows due to our exposure to the production phase of oil and gas development, compared to drilling and completion related energy service and product providers. We believe our contract operations services generally allow our customers that outsource their compression or production and processing needs to achieve higher production rates than they would achieve with their own operations, resulting in increased revenue for our customers. In addition, outsourcing allows our customers flexibility for their compression and production and processing needs while limiting their capital requirements. These contracts generally involve initial terms ranging from three to five years, and in some cases in excess of 10 years. In many instances, we are able to renew those contracts prior to the expiration of the initial term; in some cases, we may sell the underlying assets to our customers pursuant to purchase options.

        In our aftermarket services business, which accounted for 7% of our revenue and 7% of our gross margin in 2014, we provide operations, maintenance, overhaul and reconfiguration services outside of the United States to support our customers who own their own compression, production, processing, treating and related equipment. Our services range from routine maintenance services and parts sales to the full operation and maintenance of customer-owned assets. We both seek to couple aftermarket services with our product sales business to provide ongoing services to customers who buy equipment from us and to sell those services to customers who have bought equipment from other companies.

        In our product sales business, which accounted for approximately 70% of our revenue and 41% of our gross margin in 2014, we design, engineer, manufacture, install and sell natural gas compression packages, as well as equipment used in the production, treating and processing of crude oil and natural gas to customers both in the United States and internationally. We also design, engineer, manufacture and install this equipment for use in our contract operations business. In addition, we combine our products into an integrated solution that we design, engineer, procure and, in certain cases, construct on-site for sale to our customers. We believe the expansive range of products we sell through our global platform enables us to take advantage of the ongoing, worldwide energy infrastructure build-out.

Competitive Strengths

        We believe the following key competitive strengths will allow us to create shareholder value:

        Global platform and expansive service and product offerings poised to capitalize on the global energy infrastructure build-out.    Despite the recent decline in oil and natural gas prices and the impact on demand for our services and products, we expect that global oil and natural gas infrastructure will continue to be built out and provide us with opportunities for growth as we believe our global customer base will continue to invest in infrastructure projects based on longer-term fundamentals that are less tied to near-term commodity prices. We believe our size, geographic scope and broad customer base provide us with a unique advantage in meeting our customers' needs, particularly with regard to large-scale project construction and development which will allow us to capture those growth opportunities. We provide our customers a broad variety of products and services in approximately 30 countries worldwide, including outsourced compression, production and processing services, as well as the sale of a large portfolio of natural gas compression and oil and natural gas production and processing equipment and installation services. We believe our contract operations services generally allow our customers that outsource their compression or production and processing needs to achieve higher production rates than they would achieve with their own operations, resulting in increased revenue for our customers. In addition, outsourcing allows our customers flexibility for their compression and production and processing needs while limiting their capital requirements. By offering a broad range of services and products that leverage our core strengths, we believe we provide unique integrated solutions that meet our customers' needs. We believe the breadth and quality of our products and services, the depth of our customer relationships and our presence in many major oil and natural gas-producing regions place us in a position to capture additional business on a global basis.

        High-quality products and services.    We have built a network of high-quality energy infrastructure assets that are strategically deployed across our global platform. Through our history of operating a wide variety of products in many energy-producing markets around the world, we have developed the technical expertise and experience required to understand the needs of our customers and meet those needs through a range of products and services. These products and services include both highly customized compression, production and processing solutions as well as standard products based on our expertise, in support of a range of projects, from those requiring quick completion to those that may take several years to fully develop. Additionally, this experience has allowed us to develop efficient systems and processes and a skilled workforce that allow us to provide high-quality services throughout international markets. We utilize this technical expertise and long history of developing and operating projects for our customers to continually improve our products and services, which enables us to provide our customers with high-quality, comprehensive oil and natural gas infrastructure support worldwide.

        Complementary businesses enable us to offer customers integrated infrastructure solutions.    We aim to provide our customers with a single source to meet their energy infrastructure needs, and we believe we have the ability to serve our customers' changing needs in a variety of ways. For customers that seek to limit capital spending on energy infrastructure projects, we offer our full operations services through our contract operations business. Alternatively, for customers that prefer to develop and acquire their own infrastructure assets, we are able to sell equipment and facilities for their operation In addition, in those cases, we can also provide operations, maintenance, overhaul and reconfiguration services following the sale through our aftermarket services business. Finally, we also provide aftermarket services to customers that own compression, production, processing and treating equipment that was not purchased from us. Because of the breadth of our products and our ability to deliver those products through our different delivery models, we believe we are able to provide the solution that is most suitable to our customers in the markets in which they operate. We believe this ability to provide our customers with a variety of products and services provides us with greater stability, as we are able to adjust the products and services we provide to reflect our customers' changing needs.

        Cash flows from contract operations business supported by long-term contracts with diverse customer base.    We provide contract operations services to customers located in approximately 15 countries. Within our contract operations business, we seek to enter into long-term contracts with a diverse collection of customers, including large integrated oil and natural gas companies and national energy companies. These contracts generally involve initial terms ranging from three to five years, and in some cases can be in excess of 10 years, and typically require our customers to pay our monthly service fee even during periods of limited or disrupted natural gas flows. In addition, our large, international customer base provides a diversified revenue stream, which we believe reduces customer and geographic concentration risk. Furthermore, our customer base includes several companies that are among the largest and most well-known companies within their respective regions throughout our global platform.

        Experienced management team.    We have an experienced and skilled management team with a long track record of driving growth through organic expansion and selective acquisitions. The members of our management team have strong relationships in the oil and gas industry and have operated through numerous commodity price cycles throughout our areas of operations. Members of our management team have spent a significant portion of their respective careers at highly regarded energy and manufacturing companies, such as Exterran Holdings, and have accumulated an average of over 25 years of industry experience.

        Well-balanced capital structure with sufficient liquidity.    We intend to maintain a capital structure with an appropriate amount of leverage and the financial flexibility to invest in our operations and pursue attractive growth opportunities that we believe will increase the overall earnings and cash flow generated by our business. As of June 30, 2015, on a pro forma basis after giving effect to the spin-off, the related financing transactions and approximately $91.4 million of outstanding letters of credit, we would have had access to approximately $281.8 million of available borrowings under our new credit facility. In addition, as of June 30, 2015, we would have had approximately $23.0 million of cash and cash equivalents on hand on a pro forma basis.

Business Strategies

        We intend to continue to capitalize on our competitive strengths to meet our customers' needs through the following key strategies:

        Strategically grow our business to generate attractive returns to our shareholders.    Our primary strategic focus involves the growth of our business through expanding our product and services offerings and growing our customer base, as well as targeting redevelopment opportunities in the U.S. energy market and expansions into new international markets benefiting from the global energy infrastructure build-out. Our diverse product and service portfolio allows us to readily respond to changes in industry and economic conditions. We believe our global footprint allows us to provide the prompt product availability our customers require, and we can construct projects in new locations as needed to meet customer demand. We have the ability to readily deploy our capital to construct new or supplemental projects that we build, own and operate on behalf of our customers through our contract operations business. In addition, we seek to provide our customers with integrated infrastructure solutions by combining product and service offerings across our businesses. As an independent company, we plan to supplement our organic growth with select acquisitions in key markets to further enhance our geographic reach, product offerings and other capabilities. We believe acquisitions of this nature will allow us to generate incremental revenues from existing and new customers and obtain greater market share.

        Expand customer base and deepen relationships with existing customers.    We believe the uniquely broad range of services we offer, the quality of our products and services and our diverse geographic footprint positions us well to attract new customers and cross-sell our products and services to existing customers. In addition, we have a long history of providing the products and services we offer to our customers, which we couple with the technical expertise of our experienced engineering personnel to understand and meet our customers' needs, particularly as those needs develop and change over time. We intend to devote significant business development resources to market our products and services, leverage existing relationships and expedite our growth potential. We also seek to provide supplemental projects and services to our customers as their needs evolve over time. Finally, we expect to be able to offer certain of our products, including fabricated compressors, to prospective customers that are competitors of Archrock, which increases our prospective customer base and provides us with the opportunity to diversify our revenue sources.

        Continue our industry-leading safety performance.    Because of our emphasis on training and safety protocols for our employees, we have delivered industry-leading safety performance, which has resulted in our achieving a strong reputation for safety. We believe this safety performance and reputation helps us to attract and retain customers and employees. We have adopted rigorous processes and procedures to facilitate our compliance with safety regulations and policies. We work diligently to meet or exceed applicable safety regulations, and we intend to continue to focus on our safety monitoring function as our business grows and operating conditions change.

        Continue to optimize our global platform, products and services and enhance our profitability.    We regularly review and evaluate the quality of our operations, products and services. This process includes customer review programs to assess the quality of our performance. In addition, we intend to use our global platform to reach a wide variety of customers, which we believe can enable us to achieve cost savings in our operations. We believe our ongoing focus on improving the quality of our operations, products and services results in greater satisfaction among our customers, which we believe results in greater profitability and value for our shareholders.

The Spin-Off and Our Relationship with Archrock After the Spin-Off

  The Spin-Off

        The board of directors of Exterran Holdings regularly reviews the various operations conducted by Exterran Holdings to ensure that resources are deployed and activities are pursued in the best interest of its shareholders. On November 17, 2014, Exterran Holdings announced that its board of directors had approved in principle a plan involving the pro rata distribution of all of our shares of common stock to Exterran Holdings' shareholders in a distribution intended to be tax-free to us and such shareholders for U.S. federal income tax purposes (other than with respect to any cash received in lieu of fractional shares). The spin-off is subject to, among other things, final approval by the Exterran Holdings board of directors and the conditions described below under "The Spin-Off—Spin-Off Conditions and Termination." We expect to complete the spin-off on or about                        , 2015. However, we cannot assure you that the spin-off will be completed on the anticipated timeline, or at all, or that the terms of the spin-off will not change.

        We are currently a wholly owned subsidiary of Exterran Holdings. In connection with the spin-off, Exterran Holdings will change its name to "Archrock, Inc." Following the completion of the spin-off, we expect to own the assets and to be obligated on the liabilities comprising Exterran Holdings' international services and global fabrication businesses.

        On or before the distribution date, we and Archrock will enter into agreements to define various post-spin-off relationships between Archrock and us in various contexts. For example, we expect that the separation and distribution agreement we will enter into with Archrock will contain certain noncompetition provisions addressing restrictions for a limited period of time after the spin-off on our ability to provide contract operations services in the United States and on Archrock's ability to provide contract operations services outside of the United States and product sales to customers worldwide, subject to certain exceptions. In addition, we will enter into the transition services agreement with Archrock under which the parties will provide one another with certain transition services on an interim basis. We and Archrock will also enter into a tax matters agreement that will govern the respective rights, responsibilities and obligations of Archrock and us after the spin-off with respect to taxes, tax attributes, the preparation and filing of tax returns, the control of tax audits and other tax proceedings and assistance and cooperation in respect of tax matters. The tax matters agreement will contain certain restrictions on our ability to take, or fail to take, actions that could cause the distribution to fail to qualify as tax-free. Moreover, we expect to enter into a supply agreement and related storage agreements with Archrock and Archrock Partners on arm's length terms that, among other things, will set forth the terms under which we will provide Archrock and Archrock Partners with fabricated equipment. We also expect to enter into service agreements with Archrock on arm's length terms that will set forth the terms under which the parties will provide each other with installation, start-up, commissioning and other services. See "Risk Factors—Risks Relating to the Spin-Off." For more information regarding these agreements, see "Relationship with Archrock After the Spin-Off—Agreements Between Archrock and Us" and the historical and pro forma financial statements and the notes thereto included elsewhere in this information statement.

Recent Developments

        On July 10, 2015, Exterran Corporation and EESLP entered into a $750.0 million revolving credit facility. On October 5, 2015, Exterran Corporation and EESLP amended and restated the terms of the $750.0 million credit agreement to provide for a new $680.0 million revolving credit facility and a new $245.0 million term loan facility (collectively, the "new credit facility"). Upon the availability of the new credit facility, Exterran Corporation will guarantee EESLP's obligations under the new credit facility. As of June 30, 2015, on a pro forma basis after giving effect to the spin-off, the related financing transactions and approximately $91.4 million of outstanding letters of credit, we would have had approximately $281.8 million in available borrowing capacity under the new credit facility. In connection with the spin-off, we intend to transfer borrowings under the new credit facility to Exterran Holdings to allow it to repay a portion of its indebtedness.

        As of June 30, 2015, Exterran Holdings and its subsidiaries (other than Exterran Partners and its subsidiaries) had approximately $707 million of debt outstanding, including approximately $357 million of outstanding borrowings under Exterran Holdings' existing credit facility.

        We intend to transfer the net proceeds from the borrowings under the new credit facility to Exterran Holdings to allow it to repay a portion of its indebtedness in connection with the spin-off. As of June 30, 2015, on a pro forma basis after giving effect to the spin-off, we would have borrowed and transferred to Exterran Holdings approximately $539.0 million. Subsequent to June 30, 2015 and prior to the completion of the spin-off, Exterran Holdings expects to incur additional borrowings under its existing credit facility of between $40 million and $50 million to finance expenses related to the completion of the spin-off and related financing transactions, which will increase the amount we borrow under our new credit facility and transfer to Exterran Holdings.

        For more information about our new credit facility, please read "Description of Material Indebtedness."

Risk Factors

        Our business is subject to a number of risks, including risks related to the spin-off. The following list of risk factors is not exhaustive. Please read "Risk Factors" carefully for a more thorough description of these and other risks.

  Risks Relating to Our Business

  •
  Continued low oil and natural gas prices could continue to depress or further decrease demand or pricing for our natural gas compression and oil and natural gas production and processing equipment and services and, as a result, adversely affect our business.

  •
  The erosion of the financial condition of our customers could adversely affect our business.

  •
  Failure to timely and cost-effectively execute on larger projects could adversely affect our business.

  •
  We may incur losses on fixed-price contracts, which constitute a significant portion of our product sales business.

  •
  There are many risks associated with conducting operations in international markets, including our largest international markets for contract operations, which include Mexico, Brazil and Argentina.

  •
  We are due to receive a substantial amount in installment payments from the purchaser of our previously nationalized Venezuelan assets, the nonpayment of which would render us unable to contribute amounts corresponding to those funds to Archrock or its subsidiaries.

  •
  We are exposed to exchange rate fluctuations in the international markets in which we operate. A decrease in the value of any of these currencies relative to the U.S. dollar could reduce profits from international operations and the value of our international net assets.

  •
  We will have a substantial amount of debt that could limit our ability to fund future growth and operations and increase our exposure to risk during adverse economic conditions.

  •
  If we are unable to refinance our term loan when due on acceptable terms, we may experience a material adverse effect on our liquidity and financial condition.

  •
  Covenants in our credit agreement may impair our ability to operate our business.

  •
  We may be vulnerable to interest rate increases due to our floating rate debt obligations.

  •
  The termination of or any price reductions under certain of our contract operations services contracts could have a material impact on our business.

  •
  Following the spin-off, we may face challenges as a result of being a smaller, less diversified company than we were as part of Exterran Holdings prior to the spin-off.

  •
  We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, or FCPA, similar worldwide anti-bribery laws and trade control laws. If we are found to have violated the FCPA or other legal requirements, we may be subject to criminal and civil penalties and other remedial measures, which could materially harm our reputation, business, results of operations, financial condition and liquidity.

  Risks Relating to the Spin-Off

  •
  We may not realize some or all of the benefits we expect to achieve from our separation from Exterran Holdings.

  •
  The combined value of Archrock and Exterran Corporation shares after the spin-off may not equal or exceed the value of Exterran Holdings shares prior to the spin-off.

  •
  A large number of our shares are or will be eligible for future sale, which may cause the market price for our common stock to decline.

  •
  Our historical combined and pro forma financial information may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

  •
  Our costs will increase as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

  •
  Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the spin-off and may strain our resources.

  •
  Following the spin-off, we and Archrock will be subject to certain noncompetition restrictions, which may limit our ability to grow our business.

  •
  Following the spin-off, we and Archrock will provide each other with certain services under the transition services agreement that may require us to divert resources from our business, which in turn may negatively impact our business, financial condition and results of operations.

  •
  Following the spin-off, we will provide Archrock and Archrock Partners with certain fabricated products, including compressors, and we will depend on Archrock and Archrock Partners for a significant amount of our product sales revenues.

  •
  Several members of our board and management may have conflicts of interest because of their ownership of shares of common stock of or other equity interests in Exterran Holdings.

  •
  We will be subject to continuing contingent tax liabilities of Exterran Holdings following the spin-off.

  •
  The tax treatment of the distribution is subject to uncertainty. If the distribution does not qualify as a transaction that is tax-free for U.S. federal income tax purposes, we, Archrock and our shareholders could be subject to significant tax liability and, in certain circumstances, we could be required to indemnify Archrock for material taxes pursuant to indemnification obligations under the tax matters agreement.

  Risks Relating to Ownership of Our Common Stock

  •
  No market currently exists for our common stock. We cannot assure you that an active trading market will develop for our common stock.

  •
  The market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the spin-off.

Corporate Information

        The address of our principal executive offices is 4444 Brittmoore Road, Houston, Texas 77041. Our main telephone number is (281) 854-3000. Effective upon the completion of the spin-off, our website address will be www.exterran.com. Information contained on our website is not incorporated by reference into this information statement or the registration statement on Form 10 of which this information statement is a part, and you should not consider information on our website as part of this information statement or such registration statement on Form 10.

 Summary of the Spin-Off

        The following is a brief summary of the terms of the spin-off. Please see "The Spin-Off" for a more detailed description of the matters described below.

Distributing company	Exterran Holdings, which is our parent company. After the spin-off, Archrock will not retain any shares of our common stock.
Distributed company	Exterran Corporation, which is currently a wholly owned subsidiary of Exterran Holdings. After the spin-off, we will be an independent, publicly traded company.
Distribution ratio

Each holder of Exterran Holdings common stock will receive one share of our common stock for every two shares of Exterran Holdings common stock held on the record date. Approximately 34.7 million shares of our common stock will be distributed in the spin-off, based upon the number of shares of Exterran Holdings common stock outstanding on June 30, 2015 and that we expect will remain outstanding on                , 2015, the record date for the spin-off. The shares of our common stock to be distributed by Exterran Holdings will constitute all of the issued and outstanding shares of our common stock. For more information on the shares being distributed in the spin-off, see "Description of Capital Stock."

Fractional shares

The transfer agent identified below will automatically aggregate fractional shares into whole shares and sell them on behalf of shareholders in the open market at prevailing market prices and distribute the net cash proceeds pro rata to each Exterran Holdings shareholder who otherwise would have been entitled to receive a fractional share in the spin-off. You will not be entitled to any interest on the amount of payment made to you in lieu of a fractional share. See "The Spin-Off—Treatment of Fractional Shares."

Distribution procedures

On or about the distribution date, the distribution agent identified below will distribute the shares of our common stock to be distributed by crediting those shares to book-entry accounts established by the transfer agent for persons who were shareholders of Exterran Holdings as of 5:00 p.m., New York City time, on the record date. Shares of our common stock will be issued only in book-entry form. No paper stock certificates will be issued. You will not be required to make any payment or surrender or exchange your shares of Exterran Holdings common stock or take any other action to receive your shares of our common stock. However, as discussed below, if you sell shares of Exterran Holdings common stock in the "regular way" market between the record date and the distribution date, you will be selling your right to receive the associated shares of our common stock in the spin-off. Registered shareholders will receive additional information from the transfer agent shortly after the distribution date. Beneficial shareholders will receive information from their brokerage firms.

Distribution agent, transfer agent and registrar for our shares of common stock	American Stock Transfer & Trust Co., LLC.
Record date	5:00 p.m., New York City time, on , 2015.
Distribution date	, 2015.
Trading prior to or on the distribution date

It is anticipated that, beginning on or shortly before the record date, Exterran Holdings' shares will trade in two markets on the NYSE, a "regular way" market and an "ex-distribution" market. Investors will be able to purchase Exterran Holdings shares without the right to receive shares of our common stock in the "ex-distribution" market for Exterran Holdings common stock. Any holder of Exterran Holdings common stock who sells Exterran Holdings shares in the "regular way" market on or before the distribution date will also be selling the right to receive shares of our common stock in the spin-off. You are encouraged to consult with your broker or financial advisor regarding the specific implications of selling Exterran Holdings common stock prior to or on the distribution date.

Assets and liabilities of the distributed company

Prior to completion of the spin-off, we and Exterran Holdings will enter into a separation and distribution agreement that contains the key provisions relating to the separation of our business from Exterran Holdings and the distribution of our shares of common stock. The separation and distribution agreement identifies the assets to be transferred, liabilities to be assumed and contracts to be assigned either to us by Exterran Holdings or by us to Exterran Holdings in the spin-off and describe when and how the Transactions will occur. Please read "Relationship with Archrock After the Spin-Off—Agreements Between Archrock and Us—Separation and Distribution Agreement."

Relationship with Archrock after the spin-off

On or before the distribution date, we and Archrock will enter into agreements to define various continuing relationships between Archrock and us in various contexts. In particular, we will enter into the transition services agreement with Archrock under which the parties will provide each other with certain transition services on an interim basis. We and Archrock will also enter into a tax matters agreement that will govern the respective rights, responsibilities and obligations of Archrock and us after the spin-off with respect to taxes, tax attributes, the preparation and filing of tax returns, the control of tax audits and other tax proceedings and assistance and cooperation in respect of tax matters. The tax matters agreement will contain certain restrictions on our ability to take, or fail to take, actions that could cause the distribution to fail to qualify as tax-free. In addition, we expect to enter into a supply agreement and related storage agreements with Archrock and Archrock Partners on arm's length terms that, among other things, will set forth the terms under which we will provide Archrock and Archrock Partners with fabricated equipment. We also expect to enter into services agreements with Archrock on arm's length terms that will set forth the terms under which the parties will provide each other with installation, start-up, commissioning and other services. Please read "Relationship with Archrock After the Spin-Off—Agreements Between Archrock and Us."

Indemnities

Under the terms of the tax matters agreement we will enter into in connection with the spin-off, we generally will be required to indemnify Archrock for all taxes attributable to our business, whether accruing before, on or after the date of the spin-off and for 50% of certain taxes imposed on Archrock or its subsidiaries that do not clearly relate to either our business or Archrock's business. We will also generally be required to indemnify Archrock for any taxes arising from the spin-off or certain related transactions that are imposed on us, Archrock or its other subsidiaries, to the extent such taxes result from certain actions or failures to act by us that occur after the effective date of the tax matters agreement, and for 50% of such taxes to the extent such taxes do not result from certain actions or failures to act by us or Archrock. Please see "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off—Tax Matters Agreement." Please see also "Relationship with Archrock After the Spin-Off—Agreements Between Archrock and Us—Tax Matters Agreement." Under the separation and distribution agreement entered into in connection with the spin-off, we will also indemnify Archrock and its remaining subsidiaries against various claims and liabilities relating to the past operation of our business. Please read "Relationship with Archrock After the Spin-Off—Agreements Between Archrock and Us—Separation and Distribution Agreement."

U.S. federal income tax consequences

Exterran Holdings expects to obtain an opinion of counsel substantially to the effect that, for U.S. federal income tax purposes, (i) the internal distribution should qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, and (ii) the distribution should qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, subject to certain qualifications and limitations. Accordingly, for U.S. federal income tax purposes, Exterran Holdings should not recognize any material gain or loss and you generally should recognize no gain or loss or include any amount in taxable income (other than with respect to cash received in lieu of fractional shares) as a result of the spin-off. The material U.S. federal income tax consequences of the spin-off are described in more detail under "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off."

Conditions to the spin-off

We expect that the spin-off will be effective on                        , 2015, provided that the conditions set forth under the caption "The Spin-Off—Spin-Off Conditions and Termination" have been satisfied in Exterran Holdings' sole and absolute discretion. However, even if all of the conditions have been satisfied, Exterran Holdings may amend, modify or abandon any and all terms of the spin-off and the related transactions at any time prior to the distribution date.

Reasons for the spin-off	Exterran Holdings' board and management team believe that there are significant expected benefits to the simplified, separate companies resulting from this transaction, including:
with respect to Archrock:
• a focus on growing the U.S. services businesses, including organic growth, third party acquisitions and the sale by Archrock of additional U.S. contract operations assets to Archrock Partners;
• relatively stable cash flows and a focus on its fee-based natural gas contract compression business;
• the opportunity for Archrock to return a high percentage of cash flow to shareholders in the form of a dividend;
• a pure-play investment opportunity with significant exposure to the U.S. energy infrastructure redevelopment;
• opportunities to pursue acquisitions with potentially more highly valued equity currency;
• a narrowing of industry focus that may potentially provide more extensive and more specialized equity research coverage; and
• the ability to be valued on a dividend yield basis, consistent with other publicly traded general partners, unlocking value for shareholders.

with respect to us:

•

a focus on profitable growth in strategic markets and positioning us and our shareholders to benefit from the continued build-out of the global energy infrastructure and the redevelopment currently underway in North America;

•

in our international services businesses, relatively stable cash flows due to our exposure to the production phase of oil and gas development, as compared to drilling and completion related energy service and product providers;

• limited capital expenditures in our product sales business;
• financial flexibility to enable investment in value-creating contract operations projects; and
• the opportunity to expand our potential product sales customer base to include companies in the U.S. contract compression business that have historically been Exterran Holdings' competitors.

In addition, we believe the spin-off will enable us to recognize revenue and profit on sales of certain newly fabricated equipment to Archrock and Archrock Partners that for accounting purposes were previously eliminated in the course of consolidating the financial statements of Exterran Holdings. For more information, please read "The Spin-Off—Reasons for the Spin-Off."

Stock exchange listing

Currently there is no public market for our common stock. Subject to completion of the spin-off, we expect our common stock to be traded on the NYSE under the symbol "EXTN." We anticipate that limited trading in shares of our common stock will begin on a "when-issued" basis on or shortly before the record date and will continue up to and including through the distribution date and that "regular-way" trading in shares of our common stock will begin on the first trading day following the distribution date. "When-issued" trading refers to a transaction made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution of our shares of common stock in the spin-off, "when-issued" trading in respect of our common stock will end and "regular way" trading will begin. "Regular way" trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction. We cannot predict the trading prices or volume of our common stock following the spin-off. In connection with the spin-off, Exterran Holdings, Inc. will change its name to "Archrock, Inc." Following the spin-off, Archrock common stock will remain outstanding and will trade on the NYSE under the symbol "AROC."

Dividend policy

We do not currently anticipate paying cash dividends on our common stock. The declaration and amount of future dividends, if any, will be determined by our board of directors and will depend on our financial condition, earnings, capital requirements, financial covenants, industry practice, applicable law and other factors our board of directors deems relevant. Please read "Dividend Policy."

Risk factors	You should carefully review the risks relating to our business, the spin-off and ownership of our common stock described in this information statement. Please read "Risk Factors."

 SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

        The following tables present the summary historical and pro forma financial information of Exterran Holdings' historical international operations and global fabrication reporting segments and the international component of Exterran Holdings' aftermarket services reporting segment reflected in its historical financial statements discussed herein and included elsewhere in this information statement. We refer to the global fabrication reporting business currently operated by Exterran Holdings as our product sales business. The balance sheet data as of December 31, 2014 and 2013 and the statements of operations and cash flows data for each of the years ended December 31, 2014, 2013 and 2012 are derived from our audited combined financial statements included elsewhere in this information statement. The balance sheet data as of June 30, 2015 and the statements of operations and cash flows data for each of the six months ended June 30, 2015 and 2014 are derived from our unaudited combined financial statements included elsewhere in this information statement. The balance sheet data as of June 30, 2014 and December 31, 2012 are derived from our unaudited combined financial statements, which are not included in this information statement. Management believes that the unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the information for the periods presented. Results for the interim periods may not necessarily be indicative of results for the full year. The results from continuing operations for all periods presented exclude the results of our Venezuelan contract operations business and Canadian contract operations and aftermarket services businesses, or Canadian Operations. Those results are reflected in discontinued operations for all periods presented.

        The unaudited pro forma condensed combined financial statements as of and for the six months ended June 30, 2015 and for the year ended December 31, 2014 have been derived from Exterran Holdings' financial statements and adjusted to give effect to the spin-off and the other transactions described under "Unaudited Pro Forma Condensed Combined Financial Statements." The summary historical and pro forma financial information presented below should be read in conjunction with our financial statements and accompanying notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Condensed Combined Financial Statements" included elsewhere in this information statement. The financial information may not be indicative of our future performance and does not necessarily reflect what the financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including changes that will occur in our operations as a result of our spin-off from Exterran Holdings.

	Historical					Pro Forma
	Years Ended December 31,			Six Months Ended June 30,		Six Months Ended June 30,	Year Ended December 31,
	2014	2013	2012	2015	2014	2015	2014
(in thousands)
Statement of Operations Data:
Revenues	$2,172,754	$2,415,473	$2,068,724	$1,014,691	$1,023,826	$1,042,892	$2,237,031
Gross margin(1)	596,869	583,516	484,606	267,219	287,701	269,475	602,011
Selling, general and administrative	267,493	264,890	269,812	114,330	134,691	114,330	267,493
Depreciation and amortization	173,803	140,029	167,499	75,581	95,157	75,581	173,803
Long-lived asset impairment(2)	3,851	11,941	5,197	10,489	—	10,489	3,851
Restructuring and other charges(2)	—	—	3,892	10,547	—	10,547	—
Interest expense	1,905	3,551	5,318	826	848	17,369	35,021
Equity in income of non-consolidated affiliates(2)	(14,553)	(19,000)	(51,483)	(10,068)	(9,602)	(10,068)	(14,553)
Other (income) expense, net	7,222	(1,966)	5,638	11,878	(4,966)	11,878	7,222
Provision for income taxes	77,833	97,367	26,226	26,802	39,641	21,802	68,042
Income from continuing operations	79,315	86,704	52,507	26,834	31,932	17,547	61,132
Income from discontinued operations, net of tax(2)	73,198	66,149	66,843	19,122	36,597	19,122	73,198
Net income	152,513	152,853	119,350	45,956	68,529	36,669	134,330
Balance Sheet Data (at period end):
Cash and cash equivalents	$39,361	$35,194	$34,167	$23,049	$53,762	$23,049
Working capital(3)	481,596	372,186	347,762	533,495	469,062	518,617
Total assets	2,032,823	1,999,211	2,133,502	1,979,273	2,037,196	2,010,905
Long-term debt(4)	1,107	1,539	—	891	1,332	552,703
Total equity	1,451,822	1,373,904	1,407,394	1,493,038	1,466,809	972,858
Cash Flow Data:
Net cash flows provided by (used in):
Operating activities	$150,942	$170,286	$168,433	$47,654	$32,000
Investing activities	(63,577)	14,913	41,700	(45,600)	(16,309)
Financing activities	(79,273)	(182,685)	(196,934)	(17,583)	6,877
Other Financial Data:
EBITDA, as adjusted(1)	$326,729	$324,905	$216,562	$149,010	$155,094	$151,266	$331,871
Capital expenditures:
Contract Operations Equipment:
Growth(5)	$97,931	$36,468	$107,658	$53,811	$41,331
Maintenance(6)	24,377	21,591	22,530	14,586	9,507
Other	35,546	42,136	34,602	14,274	16,129

(1)
Gross margin and EBITDA, as adjusted are non-GAAP financial measures. Gross margin and EBITDA, as adjusted are defined, reconciled to net income (loss) and discussed further under "Selected Historical Combined Financial Data—Non-GAAP Financial Measures."

(2)
See notes to the Combined Financial Statements included elsewhere in this information statement for further discussion regarding these line items.

(3)
Working capital is defined as current assets minus current liabilities.

(4)
Long-term debt for each of the periods presented represents our capital lease obligations.

(5)
Growth capital expenditures are made to expand or to replace partially or fully depreciated assets or to expand the operating capacity or revenue of existing or new assets, whether through construction, acquisition or modification. The majority of our growth capital expenditures are related to the acquisition cost of new compressor units and processing and treating equipment that we add to our fleet and installation costs on integrated projects. In addition, growth capital expenditures can also include the upgrading of major components on an existing compressor unit where the current configuration of the compressor unit is no longer in demand and the compressor unit is not likely to return to an operating status without the capital expenditures. These latter expenditures substantially modify the operating parameters of the compressor unit such that it can be used for previously unsuitable applications.

(6)
Maintenance capital expenditures are made to maintain the existing operating capacity of our assets and related cash flows further extending the useful lives of the assets. Maintenance capital expenditures are related to the major overhauls of significant components of a compressor unit, such as the engine, compressor and cooler, that return the components to a "like-new" condition, but do not modify the applications for which the compressor unit was designed.

RISK FACTORS

        You should carefully consider the risks and uncertainties described below in addition to the other information contained in this information statement. Some of these risks relate principally to our spin-off from Exterran Holdings, while others relate principally to our business and the industry in which we operate or to the securities markets generally and ownership of our common stock. Specifically, please see "Cautionary Statement Concerning Forward-Looking Statements" for a discussion of events that may affect our business. Our business, financial condition and results of operations could be materially adversely affected by any of these risks, and, as a result, the trading price of our common stock could materially decline.

Risks Relating to Our Business

Continued low oil and natural gas prices could continue to depress or further decrease demand or pricing for our natural gas compression and oil and natural gas production and processing equipment and services and, as a result, adversely affect our business.

        Our results of operations depend upon the level of activity in the global energy market, including oil and natural gas development, production, processing and transportation. Oil and natural gas prices and the level of drilling and exploration activity can be volatile. For example, oil and natural gas exploration and development activity and the number of well completions typically decline when there is a sustained reduction in oil or natural gas prices or significant instability in energy markets. Even the perception of longer-term lower oil or natural gas prices by oil and natural gas exploration, development and production companies can result in their decision to cancel, reduce or postpone major expenditures or to reduce or shut in well production.

        Global oil prices have declined recently. For example, West Texas Intermediate crude oil spot prices as of June 30, 2015 were approximately 44% lower than prices at June 30, 2014. In addition, natural gas prices in North America can be volatile. For example, the Henry Hub spot price for natural gas at June 30, 2015 was approximately 11% and 36% lower than the price at December 31, 2014 and June 30, 2014, respectively. If oil or natural gas exploration and development activities continue to decline in North America or other parts of the world, the level of production activity and the demand for our contract operations services, natural gas compression equipment and oil and natural gas production and processing equipment could continue to remain depressed or could further decrease, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. A reduction in demand for our products and services could also force us to reduce our pricing substantially, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Moreover, a reduction in demand for our products and services could result in our customers seeking to preserve capital by canceling contracts, canceling or delaying scheduled maintenance of their existing natural gas compression and oil and natural gas production and processing equipment, determining not to enter into new contract operations service contracts or purchase new compression and oil and natural gas production and processing equipment, or canceling or delaying orders for our products and services, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, third party booking activity levels for our fabricated products in each of our North America and international markets during the three months ended June 30, 2015 have decreased by approximately 76% and 55%, respectively, compared to the three months ended December 31, 2014, and each of our North America and international markets product sales backlog as of June 30, 2015 decreased by approximately 46% and 25%, respectively, compared to December 31, 2014. In periods of volatile commodity prices, the timing of any change in activity levels by our customers is difficult to predict. As a result, our ability to project the anticipated activity level for our business, and particularly our product sales segment, in the second half of 2015 and beyond is limited. If these reduced booking levels persist for a sustained period, we could experience a material adverse effect on our business, financial condition, results of operations and cash flows.

The erosion of the financial condition of our customers could adversely affect our business.

        Many of our customers finance their exploration and development activities through cash flow from operations, the incurrence of debt or the issuance of equity. During times when the oil or natural gas markets weaken, our customers are more likely to experience a downturn in their financial condition. A reduction in borrowing bases under reserve-based credit facilities, the lack of availability of debt or equity financing or other factors that negatively impact our customers' financial condition could result in our customers seeking to preserve capital by reducing prices under or cancelling contracts with us, determining not to renew contracts with us, cancelling or delaying scheduled maintenance of their existing natural gas compression and oil and natural gas production and processing equipment, determining not to enter into contract operations agreements or not to purchase new compression and oil and natural gas production and processing equipment, or determining to cancel or delay orders for our products and services. Any such action by our customers would reduce demand for our products and services. Reduced demand for our products and services could adversely affect our business, financial condition, results of operations and cash flows, which may, in turn, reduce any dividends we may pay to our shareholders. In addition, in the event of the financial failure of a customer, we could experience a loss on all or a portion of our outstanding accounts receivable associated with that customer.

Failure to timely and cost-effectively execute on larger projects could adversely affect our business.

        Our international projects typically have a relatively larger size and scope than the majority of Exterran Holdings' projects in the United States, which can translate into more technically challenging conditions or performance specifications for our products and services. Contracts with our customers for these projects typically specify delivery dates, performance criteria and penalties for our failure to perform. Any failure to execute such larger projects in a timely and cost effective manner could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may incur losses on fixed-price contracts, which constitute a significant portion of our product sales business.

        In connection with projects and services performed under fixed-price contracts, we generally bear the risk of cost over-runs, operating cost inflation, labor availability and productivity, and supplier and subcontractor pricing and performance, unless additional costs result from customer-requested change orders. Under both our fixed-price contracts and our cost-reimbursable contracts, we may rely on third parties for many support services, and we could be subject to liability for their failures. For example, we have experienced losses on certain large fabrication or manufacturing projects that have negatively impacted our product sales results. Any failure to accurately estimate our costs and the time required for a fixed-price fabrication or manufacturing project at the time we enter into a contract could have a material adverse effect on our business, financial condition, results of operations and cash flows.

There are many risks associated with conducting operations in international markets.

        Following the spin-off, our contract operations and aftermarket services businesses, and a portion of our product sales business, will be conducted in countries outside the United States. We operate in many countries. The countries with our largest contract operations businesses include Mexico, Brazil and Argentina. We are exposed to risks inherent in doing business in each of the countries where we operate. Our operations are subject to various risks unique to each country that could have a material adverse effect on our business, financial condition, results of operations and cash flows. For example, in

2009 Petroleos de Venezuela S.A., or PDVSA, the Venezuelan state-owned oil company, assumed control over substantially all of our assets and operations in Venezuela.

        In April 2012, Argentina assumed control over its largest oil and gas producer, Yacimientos Petroliferos Fiscales, or YPF. We had approximately 523,000 horsepower of compression in Argentina as of December 31, 2014, and we generated $172.5 million of revenue in Argentina, including $78.5 million of revenue from YPF, during the year ended December 31, 2014. As of June 30, 2015 and December 31, 2014, $4.4 million and $16.0 million, respectively, of our cash was in Argentina. As is not uncommon during periods of low commodity prices, we have recently been requested to provide modest pricing reductions to YPF for certain of our services and reached a mutually acceptable agreement. This request for pricing reductions was unrelated to the nationalization of YPF, which has not had a direct impact on our business to date. We are unable to predict what further effect, if any, the nationalization of YPF will have on our business in Argentina going forward, or whether Argentina will nationalize additional businesses in the oil and gas industry; however, the nationalization of YPF, the nationalization of additional businesses or the taking of other actions listed below by Argentina could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        More generally in Argentina, the ongoing social, political, economic and legal climate has given rise to significant uncertainties about the country's economic and political future. Since the presidential election in late 2011, the Argentine government has increasingly used foreign-exchange, price, trade and capital controls to attempt to address the country's economic challenges. Argentina's current regulations restrict foreign exchange, including exchanging Argentine pesos for U.S. dollars in certain cases, and we are unable to freely repatriate cash from Argentina. Therefore, the cash flow from our operations in Argentina may not be a reliable source of funding for our operations outside of Argentina, which could limit our ability to grow. Restrictions on our ability to exchange Argentine pesos for U.S. dollars subject us to risk of currency devaluation on future earnings in Argentina. During the six months ended June 30, 2015 and the year ended December 31, 2014, we used Argentine pesos to purchase certain short-term investments in Argentine government issued U.S. dollar denominated bonds. The effective peso to U.S. dollar exchange rate embedded in the purchase price of $15.3 million and $24.3 million of bonds purchased during the six months ended June 30, 2015 and the year ended December 31, 2014, respectively, resulted in our recognition of a loss of $3.9 million and $6.5 million, respectively, which is included in other (income) expense, net, in our combined statements of operations.

        In addition, the Argentine government may adopt additional regulations or policies in the future that may impact, among other things, (i) the timing of and our ability to repatriate cash from Argentina to the U.S. and other jurisdictions, (ii) the value of our assets and business in Argentina and (iii) our ability to import into Argentina the materials necessary for our operations. Any such changes could have a material adverse effect on our operations in Argentina and may negatively impact our business, results of operations, financial condition and cash flows.

        We generate a significant portion of our revenue in Mexico from Petroleos Mexicanos, or Pemex. Pemex is a decentralized public entity of the Mexican government, and, therefore, the Mexican government controls Pemex, as well as its annual budget, which is approved by the Mexican Congress. The Mexican government may cut spending in the future. These cuts could adversely affect Pemex's annual budget and its ability to engage us in the future or compensate us for our services. Recently, the Mexican government implemented an energy industry reform that will allow the government to grant non-Mexican companies the opportunity to enter into contracts and licenses to explore and drill for oil and natural gas in Mexico. Any impact from this reform on our business in Mexico is uncertain.

        Also, during the past several years, incidents of security disruptions in many regions of Mexico have increased, including drug-related gang activity. Certain incidents of violence have occurred in regions we serve and have resulted in the temporary disruption of our operations. These disruptions could continue or increase in the future. To the extent that such security disruptions continue or increase, our operations will continue to be affected, and the levels of revenue and operating cash flow from our Mexican operations could be reduced.

        We generate a significant portion of our revenue in Brazil from Petroleos Brasileiro, or Petrobras, a government-controlled energy company. Recently, a significant number of senior executives at Petrobras have resigned their positions in connection with a widely publicized corruption investigation. In addition, Petrobras recently announced further reductions to its long-term capital expenditures budget. We expect these developments to disrupt Petrobras' operations in the near term, which could in turn adversely affect our business and results of operations in Brazil.

        With respect to any particular country in which we operate, the risks inherent in our activities may include the following, the occurrence of any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows:

  •
  difficulties in managing international operations, including our ability to timely and cost effectively execute projects;

  •
  unexpected changes in regulatory requirements, laws or policies by foreign agencies or governments;

  •
  work stoppages;

  •
  training and retaining qualified personnel in international markets;

  •
  the burden of complying with multiple and potentially conflicting laws and regulations;

  •
  tariffs and other trade barriers;

  •
  actions by governments or national oil companies that result in the nullification or renegotiation on less than favorable terms of existing contracts, or otherwise result in the deprivation of contractual rights, and other difficulties in enforcing contractual obligations;

  •
  governmental actions that: result in restricting the movement of property or that impede our ability to import or export parts or equipment; require a certain percentage of equipment to contain local or domestic content; or require certain local or domestic ownership, control or employee ratios in order to do business in or obtain special incentives or treatment in certain jurisdictions;

  •
  foreign currency exchange rate risks, including the risk of currency devaluations by foreign governments;

  •
  difficulty in collecting international accounts receivable;

  •
  potentially longer receipt of payment cycles;

  •
  changes in political and economic conditions in the countries in which we operate, including general political unrest, the nationalization of energy related assets, civil uprisings, riots, kidnappings, violence associated with drug cartels and terrorist acts;

  •
  potentially adverse tax consequences or tax law changes;

  •
  currency controls or restrictions on repatriation of earnings;

  •
  expropriation, confiscation or nationalization of property without fair compensation;

  •
  the risk that our international customers may have reduced access to credit because of higher interest rates, reduced bank lending or a deterioration in our customers' or their lenders' financial condition;

  •
  complications associated with installing, operating and repairing equipment in remote locations;

  •
  limitations on insurance coverage;

  •
  inflation;

  •
  the geographic, time zone, language and cultural differences among personnel in different areas of the world; and

  •
  difficulties in establishing new international offices and the risks inherent in establishing new relationships in foreign countries.

        In addition, we may expand our business in international markets where we have not previously conducted business. The risks inherent in establishing new business ventures, especially in international markets where local customs, laws and business procedures present special challenges, may affect our ability to be successful in these ventures or avoid losses that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are due to receive a substantial amount in installment payments from the purchaser of our previously nationalized Venezuelan assets, the nonpayment of which would render us unable to contribute amounts corresponding to those funds to Archrock or its subsidiaries.

        In March 2012 and August 2012, we sold our previously nationalized Venezuelan joint venture assets and Venezuelan subsidiary assets, respectively, to PDVSA Gas, S.A., or PDVSA Gas, a subsidiary of PDVSA, for aggregate consideration of approximately $550 million. As of September 30, 2015, we have received payments, including annual charges, of approximately $474 million ($50 million of which was used to repay insurance proceeds previously collected under the policy we maintained for the risk of expropriation) and are due to receive the remaining principal amount as of September 30, 2015 of approximately $96 million in installments through the third quarter of 2016. As these remaining proceeds are received, we intend to contribute an amount equal to such proceeds to Archrock or its subsidiaries pursuant to the terms of the separation and distribution agreement until Archrock and its subsidiaries have received an aggregate amount of such contributions equal to the lesser of (x) $150.0 million, less the aggregate amount of installment payments received from PDVSA Gas by Exterran Holdings and its subsidiaries after August 31, 2015 but before the completion of the spin-off, plus the aggregate amount of all reimbursable expenses incurred by Archrock and its subsidiaries in connection with recovering any default installment payments directly from PDVSA Gas following the completion of the spin-off or (y) $150.0 million. Please read "Relationship with Archrock After the Spin-off—Separation and Distribution Agreement."

        PDVSA's payments to many of its suppliers and partners are currently significantly in arrears, and PDVSA's payments to us have been in arrears from time to time in the past. The ongoing social, political, economic and legal climate has given rise to significant uncertainties about the country's economic and political stability. Since the presidential election in the first half of 2013, the Venezuelan government has increasingly used foreign-exchange, price and capital controls to attempt to address the country's economic challenges. If current political unrest were to develop into a prolonged period of governmental or economic instability, or if PDVSA becomes increasingly unable to pay its suppliers and partners due to the detrimental effect of recent commodity price declines on Venezuela's economy or for other reasons, our ability to recover in full the remaining proceeds from PDVSA Gas could be adversely impacted.

We are exposed to exchange rate fluctuations in the international markets in which we operate. A decrease in the value of any of these currencies relative to the U.S. dollar could reduce profits from international operations and the value of our international net assets.

        We operate in many international countries. We anticipate that there will be instances in which costs and revenues will not be exactly matched with respect to currency denomination. We generally do not hedge exchange rate exposures, which exposes us to the risk of exchange rate losses. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in currency other than our subsidiaries' functional currency are included in our combined statements of operations. In addition, currency fluctuations cause the U.S. dollar value of our international results of operations and net assets to vary with exchange rate fluctuations. This could have a negative impact on our business, financial condition or results of operations. In addition, fluctuations in currencies relative to currencies in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations. Our material exchange rate exposure relates to intercompany loans denominated in U.S. dollars to subsidiaries whose functional currencies are the Brazilian Real and the Euro, which loans carried balances of $84.0 million and $31.9 million U.S. dollars, respectively, as of June 30, 2015. In addition, Argentina's current regulations restrict foreign exchange, including exchanging Argentine pesos for U.S. dollars in certain cases. Restrictions on our ability to exchange Argentine pesos for U.S. dollars subject us to risk of currency devaluation on future earnings in Argentina. As of June 30, 2015, $4.4 million of our cash was in Argentina. As we expand geographically, we may experience economic loss and a negative impact on earnings or net assets solely as a result of foreign currency exchange rate fluctuations. Further, the markets in which we operate could restrict the removal or conversion of the local or foreign currency, resulting in our inability to hedge against these risks.

We will have a substantial amount of debt that could limit our ability to fund future growth and operations and increase our exposure to risk during adverse economic conditions.

        As of June 30, 2015, on a pro forma basis after giving effect to the spin-off, we would have had approximately $552.7 million in outstanding debt obligations, including outstanding borrowings under the new credit facility. Many factors, including factors beyond our control, may affect our ability to make payments on our outstanding indebtedness. These factors include those discussed elsewhere in these Risk Factors and those listed under "Cautionary Statement Concerning Forward-Looking Statements."

        As of June 30, 2015, Exterran Holdings and its subsidiaries (other than Exterran Partners and its subsidiaries) had approximately $707 million of debt outstanding, including approximately $357 million of outstanding borrowings under its existing credit facility. Subsequent to June 30, 2015 and prior to the completion of the spin-off, Exterran Holdings expects to incur additional borrowings under its existing credit facility of between $40 million and $50 million to finance expenses related to the completion of the spin-off and related financing transactions, which will increase the amount we borrow under our new credit facility and transfer to Exterran Holdings.

        Our substantial debt and associated commitments could have important adverse consequences. For example, these commitments could:

  •
  make it more difficult for us to satisfy our contractual obligations;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  limit our ability to fund future working capital, capital expenditures, acquisitions or other corporate requirements;

  •
  increase our vulnerability to interest rate fluctuations because the interest payments on a portion of our debt will be based upon variable interest rates and a portion will adjust based upon our credit statistics;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and our industry;

  •
  limit our ability to pay dividends to our shareholders;

  •
  place us at a disadvantage compared to our competitors that have less debt or less restrictive covenants in such debt; and

  •
  limit our ability to refinance our debt in the future or borrow additional funds.

If we are unable to refinance our term loan when due on acceptable terms, we may experience a material adverse effect on our liquidity and financial condition.

        In October 2015, we entered into a new $245.0 million term loan, which will mature two years after the initial availability date, as described under "Description of Material Indebtedness." At or prior to the time the term loan matures, we will be required to refinance it by entering into one or more new facilities, which could result in higher borrowing costs, issuing equity, which would dilute our existing shareholders, or otherwise raising the funds necessary to repay the outstanding principal amount under the term loan. In the event that we refinance the term loan with the proceeds of a qualified capital raise, EESLP will contribute to a subsidiary of Archrock the right to receive, promptly following the occurrence of such qualified capital raise, a $25.0 million cash payment. No assurance can be given that we will be able to enter into new facilities or issue equity in the future on attractive terms or at all. If we are unable to obtain financing on acceptable terms, or at all, to refinance the remaining principal amount outstanding under our term loan, we would need to take other actions, including selling assets or seeking strategic investments from third parties, potentially on unfavorable terms, and deferring capital expenditures or other discretionary uses of cash. To the extent that were are unable to refinance our term loan or are required to take any such other action, we would experience a material adverse effect on our liquidity and financial condition.

Covenants in our credit agreement may impair our ability to operate our business.

        The credit agreement related to the new credit facility contains various covenants with which we or certain of our subsidiaries must comply, including, but not limited to, restrictions on the use of proceeds from borrowings and limitations on our ability to incur additional indebtedness, enter into transactions with affiliates, merge or consolidate, sell assets, make certain investments and acquisitions, make loans and pay dividends and distributions. We are also subject to financial covenants under our credit agreement. If we fail to remain in compliance with these restrictions and financial covenants, we would be in default under our credit agreement. In addition, if we experience a material adverse effect on our assets, liabilities, financial condition, business or operations that, taken as a whole, impacts our ability to perform our obligations under our credit agreement, this could lead to a default under our credit agreement. A default under our credit agreement is likely to trigger cross-default provisions under certain other debt agreements we may enter into in the future, which would accelerate our obligation to repay our indebtedness under those agreements. If the repayment obligations on any of our indebtedness were to be accelerated, we may not be able to repay the debt or refinance the debt on acceptable terms, and our financial position would be materially adversely affected.

We may be vulnerable to interest rate increases due to our floating rate debt obligations.

        As of June 30, 2015, on a pro forma basis after giving effect to the completion of the spin-off, we would have had $551.8 million of outstanding indebtedness that is effectively subject to floating interest rates. Changes in economic conditions outside of our control could result in higher interest rates, thereby increasing our interest expense and reducing the funds available for capital investment, operations or other purposes. A 1% increase in the effective interest rate on our expected outstanding debt subject to floating interest rates at the time of the spin-off would result in an annual increase in our interest expense of approximately $5.5 million.

The termination of or any price reductions under certain of our contract operations services contracts could have a material impact on our business.

        The termination of or a demand by our customer to reduce prices under certain of our contract operations services contracts may lead to a reduction in our revenues and net income, which could have a material adverse effect upon our business, financial condition, results of operations and cash flows and may reduce our ability to pay dividends to our shareholders. In addition, we may be unable to renew, or enter into new, contracts with customers on favorable commercial terms, if at all. To the extent we are unable to renew our existing contracts or enter into new contracts on terms that are favorable to us or to successfully manage our overall contract mix over time, our business, results of operations and cash flows may be adversely impacted.

From time to time, we are subject to various claims, litigation and other proceedings that could ultimately be resolved against us, requiring material future cash payments or charges, which could impair our financial condition or results of operations.

        The size, nature and complexity of our business make us susceptible to various claims, both in litigation and binding arbitration proceedings. We are currently, and may in the future become, subject to various claims, which, if not resolved within amounts we have accrued, could have a material adverse effect on our financial position, results of operations or cash flows. Similarly, any claims, even if fully indemnified or insured, could negatively impact our reputation among our customers and the public, and make it more difficult for us to compete effectively or obtain adequate insurance in the future.

We depend on particular suppliers and are vulnerable to product shortages and price increases.

        Some of the components used in our products are obtained from a single source or a limited group of suppliers. Our reliance on these suppliers involves several risks, including price increases, inferior component quality and a potential inability to obtain an adequate supply of required components in a timely manner. We do not have long-term contracts with some of these sources, and the partial or complete loss of certain of these sources could have a negative impact on our results of operations and could damage our customer relationships. Further, a significant increase in the price of one or more of these components could have a negative impact on our results of operations.

We face significant competitive pressures that may cause us to lose market share and harm our financial performance.

        Our businesses face intense competition and have low barriers to entry. Our competitors may be able to adapt more quickly to technological changes within our industry and changes in economic and market conditions, more readily take advantage of acquisitions and other opportunities. Our ability to renew or replace existing contract operations service contracts with our customers at rates sufficient to maintain current revenue and cash flows could be adversely affected by the activities of our competitors. If our competitors substantially increase the resources they devote to the development and marketing of competitive products, equipment or services or substantially decrease the price at which they offer their products, equipment or services, we may not be able to compete effectively.

        In addition, we could face significant competition from new entrants into the compression services and product sales businesses. Some of our existing competitors or new entrants may expand or develop new compression units that would create additional competition for the products, equipment or services we provide to our customers.

        We also may not be able to take advantage of certain opportunities or make certain investments because of our debt levels and our other obligations. As a U.S.-domiciled company, we may also face a higher corporate tax rate than our competitors that are domiciled in other jurisdictions. Any of these competitive pressures could have a material adverse effect on our business, financial condition and results of operations.

Following the spin-off, we may face challenges as a result of being a smaller, less diversified business than we were as part of Exterran Holdings prior to the spin-off.

        Following the spin-off, we will own the assets and liabilities associated with Exterran Holdings' international services and global fabrication businesses. Because our business represents a subset of Exterran Holdings' business immediately prior to the spin-off, we will have access to a smaller pool of assets, fewer personnel, less geographic diversity and less operational diversity, among other challenges, than we did as a part of Exterran Holdings. As a result, we may be unable to attract or retain customers that prefer to contract with more diversified companies that are able to operate on a larger scale than us. Our inability to attract or retain such customers may negatively impact our business and cause our financial condition and results of operations to suffer. In addition, as a smaller and less diversified business we may be more adversely impacted by changes in our business than we would have been had we remained a part of Exterran Holdings.

Our operations entail inherent risks that may result in substantial liability. We do not insure against all potential losses and could be seriously harmed by unexpected liabilities.

        Our operations entail inherent risks, including equipment defects, malfunctions and failures and natural disasters, which could result in uncontrollable flows of natural gas or well fluids, fires and explosions. These risks may expose us, as an equipment operator and developer, to liability for personal injury, wrongful death, property damage, pollution and other environmental damage. The insurance we carry against many of these risks may not be adequate to cover our claims or losses. In addition, we are substantially self-insured for workers' compensation, employer's liability, property, auto liability, general liability and employee group health claims in view of the relatively high per-incident deductibles we absorb under our insurance arrangements for these risks. Further, insurance covering the risks we expect to face or in the amounts we desire may not be available in the future or, if available, the premiums may not be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if we were to incur liability at a time when we are not able to obtain liability insurance, our business, financial condition and results of operations could be negatively impacted.

Cyber-attacks or terrorism could affect our business.

        We may be adversely affected by problems such as cyber-attacks, computer viruses or terrorism that may disrupt our operations and harm our operating results. Our industry requires the continued operation of sophisticated information technology systems and network infrastructure. Despite our implementation of security measures, our technology systems are vulnerable to disability or failures due to hacking, viruses, acts of war or terrorism and other causes. If our information technology systems were to fail and we were unable to recover in a timely way, we might be unable to fulfill critical business functions, which could have a material adverse effect on our business, financial condition and results of operations.

        In addition, our assets may be targets of terrorist activities that could disrupt our ability to service our customers. We may be required by our regulators or by the future terrorist threat environment to make investments in security that we cannot currently predict. The implementation of security guidelines and measures and maintenance of insurance, to the extent available, addressing such activities could increase costs. These types of events could materially adversely affect our business and results of operations. In addition, these types of events could require significant management attention and resources, and could adversely affect our reputation among customers and the public.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, or FCPA, similar worldwide anti-bribery laws and trade control laws. If we are found to have violated the FCPA or other legal requirements, we may be subject to criminal and civil penalties and other remedial measures, which could materially harm our reputation, business, results of operations, financial condition and liquidity.

        Our international operations require us to comply with U.S. and international laws and regulations, including those involving anti-bribery and anti-corruption. For example, the FCPA and similar laws and regulations prohibit improper payments to foreign officials for the purpose of obtaining or retaining business or gaining any business advantage.

        We operate in many parts of the world that experience high levels of corruption, and our business brings us in frequent contact with foreign officials. Our compliance policies and programs mandate compliance with all applicable anti-corruption laws but may not be completely effective in ensuring our compliance. Our training and compliance program and our internal control policies and procedures may not always protect us from violations committed by our employees or agents. Actual or alleged violations of these laws could disrupt our business and cause us to incur significant legal expenses, and could result in a material adverse effect on our reputation, business, results of operations, financial condition and liquidity. If we are found to be liable for FCPA or other anti-bribery law violations due to our own acts or omissions or due to the acts or omissions of others (including our joint venture partners, agents or other third party representatives), we could suffer from severe civil and criminal penalties or other sanctions, which could materially harm our reputation, business, results of operations financial condition and liquidity. Separately, we may face competitive disadvantages if our competitors are able to secure business, licenses or other advantages by making payments or using other methods that are prohibited by U.S. and international laws and regulations.

        We also are subject to other laws and regulations governing our operations, including regulations administered by the U.S. Department of Treasury's Office of Foreign Asset Control and various non-U.S. government entities, including applicable export control regulations, economic sanctions on countries and persons and customs requirements. Trade control laws are complex and constantly changing. Our compliance policies and programs increase our cost of doing business and may not work effectively to ensure our compliance with trade control laws. If we undergo an investigation of potential violations of trade control laws by U.S. or foreign authorities or if we fail to comply with these laws, we may incur significant legal expenses or be subject to criminal and civil penalties and other sanctions and remedial measures, which could have a material adverse impact on our reputation, business, results of operations, financial condition and liquidity.

Tax legislation and administrative initiatives or challenges to our tax positions could adversely affect our results of operations and financial condition.

        We operate in locations throughout the United States and internationally and, as a result, we are subject to the tax laws and regulations of U.S. federal, state, local and foreign governments. From time to time, various legislative or administrative initiatives may be proposed that could adversely affect our tax positions. There can be no assurance that our tax provision or tax payments will not be adversely affected by these initiatives. In addition, international, U.S. federal, state and local tax laws and regulations are extremely complex and subject to varying interpretations. There can be no assurance that our tax positions will not be challenged by relevant tax authorities or that we would be successful in any such challenge.

U.S. federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing as well as governmental reviews of such activities could result in increased costs and additional operating restrictions or delays in the completion of oil and natural gas wells, and adversely affect demand for our products and services.

        Hydraulic fracturing is an important and common practice that is used to stimulate production of natural gas and/or oil, from dense subsurface rock formations. Hydraulic fracturing involves the injection of water, sand or alternative proppant and chemicals under pressure into target geological formations to fracture the surrounding rock and stimulate production. Hydraulic fracturing is typically regulated by state agencies, but recently, there has been increased public concern regarding an alleged potential for hydraulic fracturing to adversely affect drinking water supplies, and proposals have been made to enact separate U.S. federal, state and local legislation that would increase the regulatory burden imposed on hydraulic fracturing.

        For example, at the U.S. federal level, the EPA issued an Advance Notice of Proposed Rulemaking to collect data on chemicals used in hydraulic fracturing operations under Section 8 of the Toxic Substances Control Act, and proposed regulations under the CWA governing wastewater discharges from hydraulic fracturing and certain other natural gas operations. Also, the U.S. Department of the Interior released a final rule, that updates existing regulation of hydraulic fracturing activities on U.S. federal lands, including requirements for chemical disclosure, wellbore integrity and handling of flowback water. The final rule was expected to be effective on June 24, 2015, but, on September 30, 2015, a federal district court issued a preliminary injunction preventing implementation of the rule. In addition, several governmental reviews are underway that focus on environmental aspects of hydraulic fracturing activities. In June 2015, the EPA released its draft report on the potential impacts of hydraulic fracturing on drinking water resources, which concluded that hydraulic fracturing activities have not led to widespread, systemic impacts on drinking water sources in the United States, although there are above and below ground mechanisms by which hydraulic fracturing activities have the potential to impact drinking water sources. The draft report is expected to be finalized after a public comment period and a formal review by EPA's Science Advisory Board. In addition, the White House Council on Environmental Quality is coordinating an administration-wide review of hydraulic fracturing practices. The results of this study or similar governmental reviews could spur initiatives to further regulate hydraulic fracturing under the Safe Drinking Water Act of 1974 or otherwise.

        At the state level, several states have adopted or are considering legal requirements that could impose more stringent permitting, disclosure, and well construction requirements on hydraulic fracturing activities. For example in May 2013, the Texas Railroad Commission adopted new rules governing well casing, cementing and other standards for ensuring that hydraulic fracturing operations do not contaminate nearby water resources. Local governments may also seek to adopt ordinances within their jurisdictions regulating the time, place and manner of, or prohibiting the performance of, drilling activities in general or hydraulic fracturing activities in particular. If new or more stringent federal, state or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where our natural gas exploration and production customers operate, those customers could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of exploration, development or production activities and perhaps even be precluded from drilling wells. Any such restrictions could reduce demand for our products and services, and as a result could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to a variety of governmental regulations; failure to comply with these regulations may result in administrative, civil and criminal enforcement measures and changes in these regulations could increase our costs or liabilities.

        We are subject to a variety of U.S. federal, state, local and international laws and regulations relating to, for example, export controls, currency exchange, labor and employment and taxation. Many of these laws and regulations are complex, change frequently, are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. From time to time, as part of our operations, including newly acquired operations, we may be subject to compliance audits by regulatory authorities in the various countries in which we operate. Our failure to comply with these laws and regulations may result in a variety of administrative, civil and criminal enforcement measures, including assessment of monetary penalties, imposition of remedial requirements and issuance of injunctions as to future compliance, any of which may have a negative impact on our financial condition, profitability and results of operations.

We are subject to a variety of environmental, health and safety regulations. Failure to comply with these regulations may result in administrative, civil and criminal enforcement measures and changes in these regulations could increase our costs or liabilities.

        We are subject to a variety of U.S. federal, state, local and international laws and regulations relating to the environment, and worker health and safety. These laws and regulations are complex, change frequently, are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. Failure to comply with these laws and regulations may result in administrative, civil and criminal enforcement measures, including assessment of monetary penalties, imposition of remedial requirements and issuance of injunctions as to future compliance. Certain of these laws also may impose joint and several and strict liability for environmental contamination, which may render us liable for remediation costs, natural resource damages and other damages as a result of our conduct that may have been lawful at the time it occurred or the conduct of, or conditions caused by, prior owners or operators or other third parties. In addition, where contamination may be present, it is not uncommon for neighboring land owners and other third parties to file claims for personal injury, property damage and recovery of response costs. Remediation costs and other damages arising as a result of environmental laws and regulations, and costs associated with new information, changes in existing environmental laws and regulations or the adoption of new environmental laws and regulations could be substantial and could negatively impact our financial condition, profitability and results of operations.

        We may need to apply for or amend facility permits or licenses from time to time with respect to storm water or wastewater discharges, waste handling, or air emissions relating to manufacturing activities or equipment operations, which subjects us to new or revised permitting conditions. These permits and authorizations may contain numerous compliance requirements, including monitoring and reporting obligations and operational restrictions, such as emission limits, which may be onerous or costly to comply with. In addition, certain of our customer service arrangements may require us to operate, on behalf of a specific customer, petroleum storage units such as underground tanks or pipelines and other regulated units, all of which may impose additional compliance and permitting obligations. Given the large number of facilities in which we operate, and the numerous environmental permits and other authorizations that are applicable to our operations, we may occasionally identify or be notified of technical violations of certain requirements existing in various permits or other authorizations. Occasionally, we have been assessed penalties for our non-compliance, and we could be subject to such penalties in the future.

        The modification or interpretation of existing environmental, health and safety laws or regulations, the more vigorous enforcement of existing laws or regulations, or the adoption of new laws or regulations may also negatively impact oil and natural gas exploration and production, gathering and pipeline companies, including our customers, which in turn could have a negative impact on us.

Risks Relating to the Spin-Off

We may not realize some or all of the benefits we expect to achieve from our separation from Exterran Holdings.

        The expected benefits from our separation from Exterran Holdings include the following:

  •
  focusing on profitable growth in strategic markets and positioning us and our shareholders to benefit from the continued build-out of the global energy infrastructure and the redevelopment currently underway in North America;

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  in our international services businesses, relatively stable cash flows due to our exposure to the production phase of oil and gas development, as compared to drilling and completion related energy service and product providers;

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  limited capital expenditures in our product sales business;

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  financial flexibility to enable investment in value-creating contract operations projects; and

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  expanding our potential product sales customer base to include companies in the U.S. contract compression business that have historically been Exterran Holdings' competitors.

        We may not achieve the anticipated benefits from our separation for a variety of reasons. For example, we may be unsuccessful in executing our strategy of expanding our product sales customer base to include competitors of Archrock because these prospective customers may have long-standing relationships with existing providers of similar products or services. Moreover, the process of separating our business from Exterran Holdings and operating as an independent public company may distract our management from focusing on our business and strategic priorities. In addition, we may not be able to issue debt or equity on terms acceptable to us or at all. The availability of shares of our common stock for use as consideration for acquisitions also will not ensure that we will be able to successfully pursue acquisitions or that any acquisitions will be successful. Moreover, even with equity compensation tied to our business we may not be able to attract and retain employees as desired. We also may not fully realize the anticipated benefits from our separation if any of the matters identified as risks in this "Risk Factors" section were to occur. If we do not realize the anticipated benefits from our separation for any reason, our business may be materially adversely affected.

The combined value of Archrock and Exterran Corporation shares after the spin-off may not equal or exceed the value of Exterran Holdings shares prior to the spin-off.

        After the spin-off, Exterran Holdings, Inc. will change its name to "Archrock, Inc." and Archrock common stock will be listed and traded on the NYSE under the symbol "AROC." We expect to list our common stock on the NYSE under the symbol "EXTN." We cannot assure you that the combined trading prices of Archrock common stock and our common stock after the spin-off, as adjusted for any changes in the combined capitalization of these companies, will be equal to or greater than the trading price of Exterran Holdings common stock prior to the spin-off. Until the market has fully evaluated the business of Archrock without the international services and product sales businesses, the price at which Archrock common stock trades may fluctuate significantly. Similarly, until the market has fully evaluated our company, the price at which our common stock trades may fluctuate significantly.

A large number of our shares are or will be eligible for future sale, which may cause the market price for our common stock to decline.

        Upon completion of the spin-off, we expect that we will have an aggregate of approximately 34.7 million shares of our common stock outstanding, based on the number of shares of Exterran Holdings common stock expected to be outstanding as of the record date. All of those shares (other than those held by our "affiliates") will be freely tradable without restriction or registration under the Securities Act of 1933, as amended. Shares held by our affiliates, which include our directors and executive officers, can be sold subject to volume, manner of sale and notice provisions under Rule 144. We estimate that our directors and executive officers, who may be considered "affiliates" for purposes of Rule 144, will beneficially own approximately 300,000 shares of our common stock immediately following the distribution. We are unable to predict whether large amounts of our common stock will be sold in the open market following the spin-off. We are also unable to predict whether a sufficient number of buyers will be in the market at that time. In addition, other Exterran Holdings shareholders may sell the shares of our common stock they receive in the distribution for various reasons. For example, such shareholders may not believe our business profile or level of market capitalization as an independent company fits their investment objectives. A change in the level of analyst coverage following the spin-off could also negatively impact demand for our shares. The sale of significant amounts of our common stock or the perception in the market that this will occur may lower the market price of our common stock.

Our historical combined and pro forma financial information may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

        The historical combined and pro forma financial information that we have included in this information statement has been derived from Exterran Holdings' accounting records and may not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent, stand-alone entity during the periods presented or those that we will achieve in the future. Exterran Holdings did not account for us, and we were not operated, as a separate, stand-alone company for the historical periods presented. The costs and expenses reflected in our historical financial information include an allocation for certain functions historically provided by Exterran Holdings, including expense allocations for: (1) certain functions historically provided by Exterran Holdings, including, but not limited to finance, legal, risk management, tax, treasury, information technology, human resources, and certain other shared services, (2) certain employee benefits and incentives and (3) share-based compensation, that may be different from the comparable expenses that we would have incurred had we operated as a stand-alone company. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated based on estimated time spent by Exterran Holdings personnel, a pro-rata basis of revenues, headcount or other relevant measures of our business and Exterran Holdings and its subsidiaries. We have not adjusted our historical combined financial information to reflect changes that will occur in our cost structure and operations as a result of our transition to becoming a stand-alone public company, including increased costs associated with an independent board of directors, SEC reporting and the requirements of the NYSE. Therefore, our historical financial information may not necessarily be indicative of what our financial position, results of operations or cash flows will be in the future. We based the pro forma adjustments on available information and assumptions we believe are reasonable; however, our assumptions may prove not to be accurate. In addition, our unaudited pro forma combined financial statements may not give effect to various ongoing additional costs we may incur in connection with being an independent public company. Accordingly, our unaudited pro forma combined financial information does not reflect what our financial condition, results of operations or cash flows would have been as an independent public company and is not necessarily indicative of our future financial condition or future results of operations. For additional information, please read

"Selected Historical Combined Financial Data," "Unaudited Pro Forma Condensed Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our financial statements and related notes included elsewhere in this information statement.

Our costs will increase as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

        We have historically operated our businesses as part of a public company. As a stand-alone public company, we will incur additional legal, accounting, compliance and other expenses that we have not incurred historically. After the spin-off, we will become obligated to file with the SEC annual and quarterly information and other reports that are specified in Section 13 and other sections of the Exchange Act. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. In addition, we will also become subject to other reporting and corporate governance requirements, including certain requirements of the NYSE, and certain provisions of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and the regulations promulgated thereunder, which will impose significant compliance obligations upon us.

        We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements and implementing them could materially adversely affect our business, results of operations and financial condition. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired. If we do not implement such requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the NYSE. Any such action could harm our reputation and the confidence of investors and customers in our company and could materially adversely affect our business and cause our share price to fall.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the spin-off and may strain our resources.

        Our businesses have historically been operated as part of Exterran Holdings. Therefore, we have not been subject to separate reporting requirements. Following the spin-off, we will utilize our own resources and personnel to meet reporting and other obligations under the Exchange Act, including the requirements of Section 404 of Sarbanes-Oxley, which will require, beginning with the filing of our Annual Report on Form 10-K for the year ending December 31, 2016, annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm expressing an opinion on the effectiveness of our internal control over financial reporting. In addition, we will be required to file periodic reports with the SEC under the Exchange Act. These obligations will place significant demands on our management and administrative and operational resources, including accounting resources.

        To comply with these requirements, we anticipate that we may need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. We expect to incur additional annual expenses related to these steps and, among other things, directors and officers liability insurance, director fees, SEC reporting, transfer agent fees, increased auditing and legal fees and similar expenses, which expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have an adverse effect on our business, financial condition and results of operations.

Following the spin-off, we and Archrock will be subject to certain noncompetition restrictions, which may limit our ability to grow our business.

        In connection with the spin-off, we will enter into a separation and distribution agreement with Archrock that we expect will contain certain noncompetition provisions addressing restrictions for a limited period of time after the spin-off on our ability to provide contract operations services in the United States and on Archrock's ability to provide contract operations services outside of the United States and product sales to customers worldwide, subject to certain exceptions. These restrictions limit our ability to attract new contract operations customers in the U.S., which will limit our ability to grow our business.

        In addition, if we are unable to enforce the limitations on Archrock's ability to provide certain contract operations and fabrication services, we may lose prospective customers to Archrock, which could cause our results of operations and cash flows to suffer.

Following the spin-off, we and Archrock will provide one another with certain services under the transition services agreement that may require us to divert resources from our business, which in turn may negatively impact our business, financial condition and results of operations.

        In connection with the completion of the spin-off, we and Archrock will enter into a transition services agreement under which each party will compensate the other for the provision of various administrative services and assets to such other party for specified periods beginning on the distribution date. The personnel performing services for Archrock under the transition services agreement will be employees and/or independent contractors of ours. In the course of performing our obligations under the transition services agreements, we will allocate certain of our resources, including assets, facilities, equipment and the time and attention of our management and personnel for the benefit of Archrock's business and not ours, which may negatively impact our business, financial condition and results of operations. Please read "Relationship with Archrock After the Spin-Off—Agreements Between Archrock and Us—Transition Services Agreement."

Following the spin-off, Archrock will provide installation, start-up, commissioning and other services to us or our customers on our behalf.

        Historically, we have had access to field technicians employed by Exterran Holdings to perform the installation and other services we require. We will, in certain cases, rely on some of Archrock's technicians to provide installation, start-up, commissioning and other services to us or our customers on our behalf pursuant to the services agreement we will enter into with Archrock on arm's length terms in connection with the spin-off. If Archrock is unable to satisfy its obligations to us or on our behalf under our commercial agreements with our customers for any reason, we may be unable to provide services required by our customers who purchase our products and therefore our sales and revenues may decline and our financial condition, results of operations and cash flows may be negatively impacted. In addition, should the services provided by Archrock not meet our standards or the standards of our customers, we may be subject to claims by our customers relating to damages incurred in connection with any such substandard performance. These claims could cause increased expenses and harm our reputation, which could negatively impact our financial condition, results of operations and cash flows. In addition, we expect to provide certain engineering, start-up, commissioning, preservation and other services to Archrock or its customers on behalf of Archrock pursuant to a reciprocal services agreement we will enter into with Archrock. The provision of such services under the reciprocal services agreement will require us to allocate certain of our resources, including assets, facilities, equipment and the time and attention of our management and personnel for the benefit of Archrock's business and not ours, which may negatively impact our business, financial condition and results of operations. Please read "Relationship with Archrock After the Spin-Off—Agreements Between Archrock and Us—Services Agreements."

Following the spin-off, we will provide Archrock and Archrock Partners with certain fabricated products, including compressors, and we will depend on Archrock and Archrock Partners for a significant amount of our product sales revenues.

        After completion of the spin-off, Archrock and Archrock Partners will initially be among our largest customers and are expected to generate significant product sales revenues for us. Therefore, we will be indirectly subject to the operational and business risks of Archrock and Archrock Partners. If either Archrock or Archrock Partners is unable to satisfy its obligations or reduces its demand under our commercial agreements for any reason, our revenues would decline and our financial condition, results of operations and cash flows could be adversely affected. Further, we have no control over Archrock or Archrock Partners, and either Archrock or Archrock Partners may elect to pursue a business strategy that does not favor us or our business.

Several members of our board and management may have conflicts of interest because of their ownership of shares of common stock of or other equity interests in Exterran Holdings.

        Following the spin-off, several members of our board and management will continue to own shares of common stock of Archrock and/or hold equity awards covering shares of common stock of Archrock because of their prior relationships with Exterran Holdings. This share and equity award ownership could create, or appear to create, potential conflicts of interest when our directors and executive officers are faced with decisions that could have different implications for our company and Archrock. Please read "Management."

We may increase our debt or raise additional capital in the future, which could affect our financial condition, may decrease our profitability or could dilute our shareholders.

        We may increase our debt or raise additional capital in the future, subject to restrictions in our credit agreement. If our cash flow from operations is less than we anticipate, or if our cash requirements are more than we expect, we may require more financing. However, debt or equity financing may not be available to us on terms acceptable to us, if at all. If we incur additional debt or raise equity through the issuance of preferred stock, the terms of the debt or preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on our operations than we currently have. If we raise funds through the issuance of additional equity, your ownership in us would be diluted. If we are unable to raise additional capital when needed, it could affect our financial health, which could negatively affect your investment in us.

We will be subject to continuing contingent tax liabilities of Exterran Holdings following the spin-off.

        After the spin-off, certain tax liabilities of Exterran Holdings may become our obligations. Under the Code and the related rules and regulations, each corporation that was a member of the Exterran Holdings consolidated United States federal income tax reporting group during any taxable period or portion of any taxable period ending on or before the effective time of the distribution is jointly and severally liable for the United States federal income tax liability of the entire Exterran Holdings consolidated tax reporting group for that taxable period. In connection with the spin-off, we intend to enter into a tax matters agreement with Archrock that will allocate the responsibility for prior period taxes of the Exterran Holdings consolidated tax reporting group between us and Archrock. See "Relationship with Archrock After the Spin-Off—Agreements Between Archrock and Us—Tax Matters Agreement." If Archrock is unable to pay any prior period taxes for which it is responsible, we could be required to pay the entire amount of such taxes.

The tax treatment of the distribution is subject to uncertainty. If the distribution does not qualify as a transaction that is tax-free for U.S. federal income tax purposes, we, Archrock and our shareholders could be subject to significant tax liability and, in certain circumstances, we could be required to indemnify Archrock for material taxes pursuant to indemnification obligations under the tax matters agreement.

        If the internal distribution and/or the distribution is determined to be taxable for U.S. federal income tax purposes, then we, Archrock and/or our shareholders could be subject to significant tax liability. Exterran Holdings expects to obtain an opinion of Latham & Watkins LLP substantially to the effect that, for U.S. federal income tax purposes, (i) the internal distribution should qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, and (ii) the distribution should qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, subject to certain qualifications and limitations. Accordingly, for U.S. federal income tax purposes, Exterran Holdings should not recognize any material gain or loss and you generally should recognize no gain or loss or include any amount in taxable income (other than with respect to cash received in lieu of fractional shares) as a result of the spin-off.

        An opinion that the internal distribution and the distribution "should" each qualify as a reorganization within the meaning of Sections 355 and 368(a)(1)(D) of the Code expresses a level of comfort that is stronger than "more likely than not" but less than "will." Counsel is unable to provide a higher degree of certainty because there is no administrative or judicial authority that directly addresses facts similar to those of this transaction. Nonetheless, counsel believes that its opinion is justified based on the existing authorities. In addition, notwithstanding the opinion, the Internal Revenue Service (the "IRS") could determine on audit that the spin-off should be treated as a taxable transaction if it determines that any of the facts, assumptions, representations or undertakings we or Exterran Holdings has made is not correct or has been violated, or that the spin-off should be taxable for other reasons, including as a result of a significant change in stock or asset ownership after the distribution. If the distribution ultimately is determined to be taxable, the distribution could be treated as a taxable dividend or capital gain to you for U.S. federal income tax purposes, and you could incur significant U.S. federal income tax liabilities. In addition, Archrock would recognize gain in an amount equal to the excess of the fair market value of shares of our common stock distributed to Exterran Holdings shareholders on the distribution date over Exterran Holdings' tax basis in such shares of our common stock. Moreover, Archrock could incur significant United States federal income tax liabilities if it is ultimately determined that the internal distribution is taxable.

        Under the terms of the tax matters agreement that we intend to enter into with Archrock in connection with the distribution, if the distribution were determined to be taxable, we may be responsible for all taxes imposed on Archrock as a result thereof if such determination was the result of actions taken after the distribution by or in respect of us, any of our affiliates or our shareholders and we may be responsible for 50% of such taxes imposed on Archrock as a result thereof if such determination was not the result of actions taken by us or Archrock. Our obligations under the tax matters agreement are not limited in amount or subject to any cap. Further, even if we are not responsible for tax liabilities of Archrock and its subsidiaries under the tax matters agreement, we nonetheless could be liable under applicable tax law for such liabilities if Archrock were to fail to pay them. If we are required to pay any liabilities under the circumstances set forth in the tax matters agreement or pursuant to applicable tax law, the amounts may be significant. For a more detailed discussion, see "Relationship with Archrock After the Spin-Off—Agreements Between Archrock and Us—Tax Matters Agreement."

We might not be able to engage in desirable strategic transactions and equity issuances following the distribution because of certain restrictions relating to requirements for tax-free distributions.

        Our ability to engage in significant equity transactions could be limited or restricted after the distribution in order to preserve, for U.S. federal income tax purposes, the tax-free nature of the distribution. Even if the distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, it may result in corporate-level taxable gain to Exterran Holdings under Section 355(e) of the Code if there is a 50% or greater change in ownership, by vote or value, of shares of our stock, Exterran Holdings' stock or the stock of a successor of either occurring as part of a plan or series of related transactions that includes the distribution. Any acquisitions or issuances of our stock or Archrock's stock within two years after the distribution are generally presumed to be part of such a plan, although we or Archrock may be able to rebut that presumption.

        Under the tax matters agreement that we intend to enter into with Archrock, we will be prohibited from taking or failing to take any action that prevents the distribution from being tax-free. Further, during the two-year period following the distribution, without obtaining the consent of Archrock, a private letter ruling from the IRS or an unqualified opinion of a nationally recognized law firm, we may be prohibited from taking certain specified actions that could impact the treatment of the distribution.

        These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. Moreover, the tax matters agreement also may provide that we are responsible for any taxes imposed on Exterran Holdings or any of its affiliates as a result of the failure of the distribution to qualify for favorable treatment under the Code if such failure is attributable to certain actions taken after the distribution by or in respect of us, any of our affiliates or our shareholders. See "The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off."

Our prior and continuing relationship with Archrock exposes us to risks attributable to businesses of Archrock.

        Archrock is obligated to indemnify us for losses that third parties may seek to impose upon us or our affiliates for liabilities relating to the business of Archrock that are incurred through a breach of the separation and distribution agreement or any ancillary agreement by Archrock or its affiliates other than us, or losses that are attributable to Archrock in connection with the spin-off or are not expressly assumed by us under our agreements with Archrock. Immediately following the spin-off, any claims made against us that are properly attributable to Archrock in accordance with these arrangements would require us to exercise our rights under our agreements with Archrock to obtain payment from Archrock. We are exposed to the risk that, in these circumstances, Archrock cannot, or will not, make the required payment.

In connection with our separation from Exterran Holdings, Archrock will indemnify us for certain liabilities, and we will indemnify Archrock for certain liabilities. If we are required to act on these indemnities to Archrock, we may need to divert cash to meet those obligations, and our financial results could be negatively impacted. In the case of Archrock's indemnity, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or as to Archrock's ability to satisfy its indemnification obligations.

        Pursuant to the separation and distribution agreement and other agreements with Archrock, Archrock will agree to indemnify us for certain liabilities, and we will agree to indemnify Archrock for certain liabilities, in each case for uncapped amounts, as discussed further in "Relationship with Archrock After the Spin-Off—Agreements Between Archrock and Us." Also pursuant to the separation and distribution agreement, we will agree to use our commercially reasonable efforts to remove Archrock as a party to certain of our contracts with third parties, which may result in a renegotiation of such contracts on terms that are less favorable to us. In the event that Archrock remains as a party, we expect to indemnify Archrock for any liabilities relating to such contracts. Indemnities that we may be required to provide Archrock will not be subject to any cap, may be significant and could negatively impact our business, particularly indemnities relating to our actions that could impact the tax-free nature of the distribution.

        With respect to Archrock's, agreement to indemnify us, there can be no assurance that the indemnity from Archrock will be sufficient to protect us against the full amount of such liabilities, or that Archrock will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Archrock any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, cash flows, results of operations and financial condition.

The spin-off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal dividend requirements.

        The spin-off is subject to review under various state and federal fraudulent conveyance laws. Under these laws, if a court in a lawsuit by an unpaid creditor or an entity vested with the power of such creditor (including without limitation a trustee or debtor-in-possession in a bankruptcy by us or Archrock or any of our respective subsidiaries) were to determine that Archrock or any of its subsidiaries did not receive fair consideration or reasonably equivalent value for distributing our common stock or taking other action as part of the spin-off, or that we or any of our subsidiaries did not receive fair consideration or reasonably equivalent value for incurring indebtedness, including the borrowings incurred by us under the new credit facility in connection with the spin-off, transferring assets or taking other action as part of the spin-off and, at the time of such action, we, Archrock or any of our respective subsidiaries (i) was insolvent or would be rendered insolvent, (ii) lacked reasonably sufficient capital to carry on its business and all business in which it intended to engage or (iii) intended to incur, or believed it would incur, debts beyond its ability to repay such debts as they would mature, then such court could void the spin-off as a constructive fraudulent transfer. If such court made this determination, the court could impose a number of different remedies, including without limitation, voiding our liens and claims against Archrock, or providing Archrock with a claim for money damages against us in an amount equal to the difference between the consideration received by Archrock and the fair market value of our company at the time of the spin-off.

        The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction's law is applied. Generally, however, an entity would be considered insolvent if the present fair saleable value of its assets is less than (i) the amount of its liabilities (including contingent liabilities) or (ii) the amount that will be required to pay its probable liabilities on its existing debts as they become absolute and mature. No assurance can be given as to what standard a court would apply to determine insolvency or that a court would determine that we, Archrock or any of our respective subsidiaries were solvent at the time of or after giving effect to the spin-off, including the distribution of our common stock.

        Under the separation and distribution agreement, from and after the spin-off, each of Archrock and we will be responsible for the debts, liabilities and other obligations related to the business or businesses which it owns and operates following the consummation of the spin-off. Although we do not expect to be liable for any such obligations not expressly assumed by us pursuant to the separation and distribution agreement, it is possible that a court would disregard the allocation agreed to between the parties, and require that we assume responsibility for obligations allocated to Archrock, particularly if

Archrock were to refuse or were unable to pay or perform the subject allocated obligations. Please read "Relationship with Archrock After the Spin-Off—Agreements Between Archrock and Us—Separation and Distribution Agreement."

If the completion of the spin-off is delayed, the new credit facility may not become effective and we may have to enter into a separate credit facility with less favorable terms and conditions.

        In connection with the spin-off, on July 10, 2015, we and EESLP entered into a new $750.0 million credit facility with Wells Fargo Bank, National Association, as the administrative agent, and various financial institutions as lenders. On October 5, 2015, the parties entered into an amended and restated credit agreement, evidencing our new $680.0 million revolving credit facility and our new $245.0 million term loan facility, which we refer to collectively as our new credit facility. Our ability to borrow under the new credit facility is subject to the satisfaction of certain conditions, including the consummation of the spin-off, on or before January 4, 2016. If we are unable to complete the spin-off by that date, the new credit facility will terminate.

        Additionally, if the new credit facility is terminated, it may be necessary to enter into a separate credit facility with less favorable terms and conditions. As a result, we may incur higher borrowing costs and could be subject to more stringent covenants that have the impact of reducing our liquidity and additional restrictions on our business, which may in turn adversely impact our financial condition and operations.

        Further, pursuant to the separation and distribution agreement, EESLP will use its commercially reasonable efforts to complete one or more unsecured debt offerings or equity issuances resulting in aggregate gross cash proceeds of at least $250.0 million on the terms described in the credit agreement (such transaction, a "qualified capital raise") on or before the maturity date of our $245.0 million term loan facility, which is currently expected to be the second anniversary of the completion of the spin-off or as soon as practicable thereafter. In connection with the internal distribution, EESLP will contribute to a subsidiary of Archrock the right to receive, promptly following the occurrence of a qualified capital raise, a $25.0 million cash payment.

Risks Relating to Ownership of Our Common Stock

No market currently exists for our common stock. We cannot assure you that an active trading market will develop for our common stock.

        Prior to the completion of the spin-off, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the NYSE or otherwise, or how liquid that market might become. If an active market does not develop, you may have difficulty selling any shares of our common stock that you receive in the spin-off.

The market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the spin-off.

        The market price of our stock may be influenced by many factors, some of which are beyond our control, including those described above in "—Risks Relating to Our Business" and the following:

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  the failure of securities analysts to cover our common stock after the spin-off or changes in financial estimates by analysts;

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  the inability to meet the financial estimates of analysts who follow our common stock;

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  strategic actions by us or our competitors;

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  announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

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  variations in our quarterly operating results and those of our competitors;

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  general economic and stock market conditions;

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  risks relating to our business and our industry, including those discussed above;

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  changes in conditions or trends in our industry, markets or customers;

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  cyber-attacks or terrorist acts;

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  future sales of our common stock or other securities; and

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  investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives.

        As a result of these factors, holders of our common stock may not be able to resell their shares at or above the initial market price following the spin-off or may not be able to resell them at all. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low. For these reasons, investors should not rely on recent trends in the price of Exterran Holdings' common stock to predict the future price of our common stock or our financial results.

The trading market for our common stock and our stock price will be influenced from coverage by, and the recommendations of, securities or industry analysts, and unfavorable or insufficient coverage could cause our stock price to decline.

        The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. In addition, if we fail to meet the expectations of these analysts or if one or more of these analysts change their recommendations regarding our stock or our business, our stock price may decline.

Although Exterran Holdings has paid dividends on its common stock in the past, we cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

        We do not currently anticipate paying cash dividends on our common stock. The declaration and amount of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our business, covenants contained in our debt agreements, legal requirements, regulatory constraints, industry practice and other factors the board of directors deems relevant. In addition, our ability to pay dividends on our common stock may be limited by covenants in our debt agreements. Future agreements may also limit our ability to pay dividends, and we may incur incremental taxes in the U.S. if we repatriate foreign earnings to pay such dividends. Please read "Dividend Policy," "Description of Material Indebtedness." "Management's Discussion and Analysis of Financial Condition and Results of Operations—Income Taxes" and "Risk Factors—Risks Relating to Our Business—We are due to receive a substantial amount in installment payments from the purchaser of our previously nationalized Venezuelan assets, the nonpayment of which would render us unable to contribute amounts corresponding to those funds to Archrock or its subsidiaries." We cannot provide assurance that we will declare or pay dividends in any particular amounts or at all in the future. A decision not to pay dividends or a reduction in our dividend payments in the future could have a negative effect on our stock price.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers or other employees.

        Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternate forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our amended and restated certificate of incorporation or our bylaws, in each case, as amended from time to time, or (iv) any action asserting a claim governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware, in all cases subject to the court's having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have received notice of and consented to the foregoing provision. This forum selection provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable or cost-effective for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        Certain statements contained in this information statement constitute forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact contained in this information statement may be and include, without limitation, statements regarding our business growth strategy and projected costs; future financial position; the sufficiency of available cash flows to fund continuing operations; the expected amount of our capital expenditures; anticipated cost savings, future revenue, gross margin and other financial or operational measures related to our business and our primary business segments; the future value of our equipment; and plans and objectives of our management for our future operations. You can identify many of these statements by looking for words such as "believe," "expect," "intend," "project," "anticipate," "estimate," "will continue" or similar words or the negative thereof.

        Such forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those anticipated as of the date of this information statement. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will prove to be correct. Known material factors that could cause our actual results to differ materially from the expectations reflected in these forward-looking statements include the factors discussed in "Risk Factors" included elsewhere in this information statement, as well as the following risks and uncertainties:

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  conditions in the oil and natural gas industry, including a sustained decrease in the level of supply or demand for oil or natural gas or a sustained decrease in the price of oil or natural gas, which could continue to depress or further decrease the demand or pricing for our natural gas compression and oil and natural gas production and processing equipment and services;

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  our reduced profit margins or the loss of market share resulting from competition or the introduction of competing technologies by other companies;

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  our reliance on Archrock for a significant amount of our product sales revenues and our ability to secure new product sales customers;

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  changes in economic or political conditions in the countries in which we do business, including civil uprisings, riots, terrorism, kidnappings, violence associated with drug cartels, legislative changes and the expropriation, confiscation or nationalization of property without fair compensation;

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  changes in currency exchange rates, including the risk of currency devaluations by foreign governments, and restrictions on currency repatriation;

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  the inherent risks associated with our operations, such as equipment defects, malfunctions and natural disasters;

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  the risk that counterparties will not perform their obligations under our financial instruments;

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  the financial condition of our customers;

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  our ability to timely and cost-effectively obtain components necessary to conduct our business;

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  employment and workforce factors, including our ability to hire, train and retain key employees;

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  our ability to implement certain business and financial objectives, such as:

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  winning profitable new business;

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  timely and cost-effective execution of projects;

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  enhancing our asset utilization, particularly with respect to our fleet of compressors;

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    integrating acquired businesses;

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    generating sufficient cash; and

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    accessing the capital markets at an acceptable cost;

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  liability related to the use of our products and services;

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  changes in governmental safety, health, environmental and other regulations, which could require us to make significant expenditures;

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  our level of indebtedness and ability to fund our business;

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  the completion of the spin-off more fully described in "The Spin-Off"; and

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  the agreements related thereto and the anticipated effects of restructuring our business.

        All forward-looking statements included in this information statement are based on information available to us on the date of this information statement. Neither we nor Exterran Holdings undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this information statement.

 THE SPIN-OFF

General

        The board of directors of Exterran Holdings regularly reviews the various operations conducted by Exterran Holdings to ensure that resources are deployed and activities are pursued in the best interest of its shareholders. On November 17, 2014, Exterran Holdings announced that its board of directors had approved in principle a plan involving the pro rata distribution of all of our shares of common stock to Exterran Holdings' shareholders in a distribution intended to be tax-free to us and such shareholders for U.S. federal income tax purposes (other than with respect to any cash received in lieu of fractional shares). The spin-off is subject to, among other things, final approval by the Exterran Holdings board of directors and the conditions described below under "—Spin-Off Conditions and Termination." In connection with the spin-off, Exterran Holdings will change its name to "Archrock, Inc." and will trade on the NYSE under the symbol "AROC."

        We are currently a wholly owned subsidiary of Exterran Holdings. Following the completion of the spin-off, we expect to own the assets and be obligated on the liabilities comprising Exterran Holdings' international services and product sales businesses.

        Exterran Holdings will accomplish our separation through a pro rata distribution of 100% of our outstanding common stock to Exterran Holdings' shareholders, which we refer to as the distribution, on                , 2015, the distribution date. As a result of the spin-off, each holder of Exterran Holdings common stock as of 5:00 p.m., New York City time, on                 , 2015, the record date, will be entitled to:

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  receive one share of our common stock for every two shares of Exterran Holdings common stock owned by such holder; and

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  retain such holder's shares of Archrock common stock.

        Exterran Holdings shareholders will not be required to pay for shares of our common stock received in the spin-off or to surrender or exchange shares of Exterran Holdings common stock in order to receive our common stock or to take any other action in connection with the spin-off. No vote of Exterran Holdings shareholders will be required or sought in connection with the spin-off, and Exterran Holdings shareholders will have no appraisal rights in connection with the spin-off.

Reasons for the Spin-Off

        Exterran Holdings' board and management team believe that there are significant expected benefits to the simplified, separate companies resulting from this transaction, including:

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  with respect to Archrock:

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  a focus on growing the U.S. services businesses, including organic growth, third party acquisitions and the sale by Archrock of additional U.S. contract operations assets to Archrock Partners;

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  relatively stable cash flows and a focus on its fee-based natural gas contract compression business;

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  the opportunity for Archrock to return a high percentage of cash flow to shareholders in the form of a dividend;

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  a pure-play investment opportunity with significant exposure to the U.S. energy infrastructure redevelopment;

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  opportunities to pursue acquisitions with potentially more highly valued equity currency;

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    a narrowing of industry focus that may potentially provide more extensive and more specialized equity research coverage; and

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    the ability to be valued on a dividend yield basis, consistent with other publicly traded general partners, unlocking value for shareholders.

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  with respect to us:

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  a focus on profitable growth in strategic markets and positioning us and our shareholders to benefit from the continued build-out of the global energy infrastructure and the redevelopment currently underway in the U.S.;

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  in our international services businesses relatively stable cash flows due to our exposure to the production phase of oil and gas development, as compared to drilling and completion related energy service and product providers;

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  limited capital expenditures in our product sales business;

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  financial flexibility to enable investment in value-creating contract operations projects; and

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  the opportunity to expand our potential product sales customer base to include companies in the U.S. contract compression business that have historically been Exterran Holdings' competitors.

Results of the Spin-Off

        After the spin-off, we will be an independent public company. Immediately following the spin-off, we expect that approximately 34.7 million shares of our common stock will be issued and outstanding, based on the number of shares of Exterran Holdings common stock outstanding on June 30, 2015 and that we expect will remain outstanding on                , 2015, the record date for the spin-off. The actual number of shares of our common stock to be distributed will be determined based on the number of shares of Exterran Holdings common stock outstanding as of the record date. We also expect to have approximately 1,295 shareholders of record, based on the number of shareholders of record of Exterran Holdings common stock on June 30, 2015.

        We and Archrock will enter into a number of agreements that govern the spin-off and our future relationship. For a more detailed description of these agreements, please read "Relationship with Archrock After the Spin-Off—Agreements Between Archrock and Us."

        You will not be required to make any payment for the shares of our common stock you receive, nor will you be required to surrender or exchange your shares of Exterran Holdings common stock or take any other action in order to receive the shares of our common stock to which you are entitled. The spin-off will not affect the number of outstanding shares of Exterran Holdings common stock or any rights of Exterran Holdings shareholders, although it will affect the market value of the outstanding Archrock common stock.

Manner of Effecting the Spin-Off

        The general terms and conditions relating to the spin-off will be set forth in a separation and distribution agreement between Archrock and us. For a description of the expected terms of that agreement, please read "Relationship with Archrock After the Spin-Off—Agreements Between Archrock and Us—Separation and Distribution Agreement." Under the separation and distribution agreement, the spin-off will be effective on the distribution date. As a result of the spin-off, each Exterran Holdings shareholder will be entitled to receive one share of our common stock for every two shares of Exterran Holdings common stock owned on the record date. As discussed under "—Trading of Exterran Holdings Common Stock After the Record Date and Prior to the Distribution," if a holder of record of Exterran Holdings common stock sells those shares in the "regular way" market after the record date and on or prior to the distribution date, that shareholder also will be selling the right to receive shares of our common stock in the spin-off. The distribution will be made in book-entry form. For registered Exterran Holdings shareholders, our transfer agent will credit their shares of our common stock to book-entry accounts established to hold their shares of our common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are issued. For shareholders who own Exterran Holdings common stock through a bank or brokerage firm, their shares of our common stock will be credited to their accounts by the bank or broker. Please read "—When and How You Will Receive Exterran Corporation Shares" below. Each share of our common stock that is distributed will be validly issued, fully paid and nonassessable. Holders of shares of our common stock will not be entitled to preemptive rights. Please read "Description of Capital Stock."

When and How You Will Receive Exterran Corporation Shares

        On the distribution date, Exterran Holdings will release approximately 34.7 million shares of our common stock for distribution by American Stock Transfer & Trust Co., LLC, the distribution agent. The distribution agent will cause the shares of our common stock to which you are entitled to be registered in your name or in the "street name" of your bank or brokerage firm.

        "Street Name" Holders.    Many Exterran Holdings shareholders hold Exterran Holdings common stock through an account with a bank or brokerage firm. If this applies to you, that bank or brokerage firm is the registered holder that holds the shares on your behalf. For shareholders who hold their shares of Exterran Holdings common stock in an account with a bank or brokerage firm, our common stock distributed to you will be registered in the "street name" of your bank or broker, who in turn will electronically credit your account with the shares of our common stock that you are entitled to receive in the spin-off. We anticipate that banks and brokers will generally credit their customers' accounts with our common stock on or shortly after the distribution date. We encourage you to contact your bank or broker if you have any questions regarding the mechanics of having shares of our common stock credited to your account.

        Registered Holders.    If you are the registered holder of shares of Exterran Holdings common stock and hold your shares of Exterran Holdings common stock either in physical form or in book-entry form, the shares of our common stock distributed to you will be registered in your name and you will become the holder of record of that number of shares of our common stock. Our distribution agent will send you a statement reflecting your ownership of our common stock.

        Exterran Corporation Direct Registration System.    As part of the spin-off, we will be adopting a direct registration system for book-entry share registration and transfer of our common stock. The shares of our common stock to be distributed in the spin-off will be distributed as uncertificated shares registered in book-entry form through the direct registration system. No certificates representing your shares will be mailed to you in connection with the spin-off. Under the direct registration system, instead of receiving stock certificates, you will receive a statement reflecting your ownership interest in our shares. Following the spin-off, however, holders of record may request physical stock certificates. Contact information for our transfer agent and registrar is provided under "Questions and Answers About the Spin-Off." The distribution agent will begin mailing book-entry account statements reflecting your ownership of shares promptly after the distribution date. You can obtain more information regarding the direct registration system by contacting our transfer agent and registrar.

Treatment of Fractional Shares

        The transfer agent will not deliver any fractional shares of our common stock in connection with the spin-off. Instead, the transfer agent will aggregate all fractional shares and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. We anticipate that these sales will occur as soon as practicable after the distribution date. Those holders will then receive a cash payment in the form of a check in an amount equal to their pro rata share of the total net proceeds of those sales. If you physically hold Exterran Holdings stock certificates, your check for any cash that you may be entitled to receive instead of fractional shares of our common stock will be mailed to you separately. We expect that checks will generally be distributed to shareholders within one to two weeks after the distribution date. Broker selling expenses in connection with these sales will be paid by Exterran Holdings.

        It is expected that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures. You should contact your broker or other nominee for additional details.

        None of Exterran Holdings, our company or the transfer agent will guarantee any minimum sale price for the fractional shares of our common stock. Neither we nor Exterran Holdings will pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient shareholders. Please read "—Material U.S. Federal Income Tax Consequences of the Spin-Off."

Market for Our Common Stock

        There is currently no public market for our common stock. A condition to the spin-off is the listing of our common stock on the NYSE. We expect to list our common stock on the NYSE under the symbol "EXTN." We anticipate that trading of our common stock will commence on a when-issued basis on or shortly before the record date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading with respect to our common stock will end and regular way trading will begin. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction. Neither we nor Exterran Holdings can assure you as to the trading price of our common stock after the spin-off or as to whether the trading price of a share of Archrock common stock after the spin-off plus half of the trading price of a share of our common stock will equal or exceed the trading price of a share of Exterran Holdings common stock before the spin-off. The trading price of our common stock is likely to fluctuate significantly, particularly until an orderly market develops. See "Risk Factors—Risks Relating to Ownership of Our Common Stock." In addition, we cannot predict any change that may occur in the trading price or volume of Archrock's common stock as a result of the spin-off.

Trading of Exterran Holdings Common Stock After the Record Date and Prior to the Distribution

        Beginning on or shortly before the record date and through the distribution date, there will be two concurrent markets in which to trade Exterran Holdings common stock: a regular way market and an ex-distribution market. Shares of Exterran Holdings common stock that trade in the regular way market will trade with an entitlement to shares of our common stock distributed in connection with the spin-off. Shares that trade in the ex-distribution market will trade without an entitlement to shares of our common stock distributed in connection with the spin-off. Therefore, if you owned shares of Exterran Holdings common stock at 5:00 p.m., New York City time, on the record date and sell those shares in the regular way market on or prior to the distribution date, you also will be selling your right to receive the shares of our common stock that would have been distributed to you in connection with the spin-off. If you sell those shares of Exterran Holdings common stock in the ex-distribution market prior to or on the distribution date, you will still receive the shares of our common stock that were to be distributed to you in connection with the spin-off as a result of your ownership of the shares of Exterran Holdings common stock.

        We expect to have approximately 34.7 million shares of our common stock outstanding immediately after the spin-off, based upon the number of shares of Exterran Holdings common stock outstanding on June 30, 2015 and that we expect will remain outstanding on                , 2015, the record date for the spin-off. The shares of our common stock distributed to Exterran Holdings shareholders will be freely transferable, except for shares received by persons who may be deemed to be our "affiliates" under the Securities Act of 1933, as amended, or the Securities Act, and except for shares issued as restricted stock under our incentive plan. Persons who may be deemed to be our affiliates after the spin-off generally include individuals or entities that control, are controlled by, or are under common control with us, and may include some or all of our directors and executive officers. Our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective Registration Statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144.

Treatment of Stock-Based Awards

Treatment of Exterran Holdings Stock Options

        Options to purchase common stock of Exterran Holdings ("Archrock Options") will generally be adjusted as described below based on (i) the date on which the Archrock Option was granted and (ii) whether the optionholder will be employed or engaged by Archrock or Exterran Corporation (or their respective affiliates) following the distribution. References to "Archrock" in this section mean Exterran Holdings prior to the spin-off.

  Archrock Options Granted Prior to 2015

        Each Archrock Option that was granted prior to calendar year 2015 and that is outstanding as of the distribution date, whether vested or unvested, will be adjusted through conversion into an adjusted Archrock Option and an option to purchase shares of Exterran Corporation common stock (an "Exterran Corporation Option"). The number of shares of Exterran Corporation common stock and Archrock common stock subject to the new Exterran Corporation Option and the adjusted Archrock Option, respectively, as well as the exercise prices applicable to these options, will be determined based on the value of Exterran Corporation's common stock on the when-issued market and Archrock's common stock on the ex-dividend market, in each case, relative to the value of Archrock's common stock on the NYSE, based on their respective closing prices on the distribution date. Specifically, (i) the number of shares of common stock subject to each adjusted option will equal (a) the number of Archrock shares of common stock subject to the Archrock Option immediately prior to the adjustment multiplied by (b) a fraction, the numerator of which equals the value of the Archrock common stock (based on its closing price on the NYSE on the distribution date) and the denominator of which equals (x) the value of Exterran Corporation's common stock (based on its closing price on the when-issued market on the distribution date) or (y) the value of Archrock's common stock (based on its closing price on the ex-dividend market on the distribution date), as applicable, (such fraction, the "Conversion Ratio"), and further multiplied by (c) a fraction, the numerator of which equals (x) the value of Archrock's common stock (based on its closing price on the ex-dividend market on the distribution date) or (y) the value of Exterran Corporation's common stock (based on its closing price on the when-issued market on the distribution date) multiplied by the number of Exterran Corporation shares distributed for each share of Archrock on the distribution date (the "Distribution Ratio"), as applicable, and the denominator of which is the sum of such values and (ii) the exercise price of each adjusted option will equal the exercise price of the Archrock Option divided by the applicable Conversion Ratio.

        The number of vested and unvested shares subject to each adjusted option following the adjustment will be proportionate to the number of vested and unvested shares of Archrock common stock subject to the corresponding Archrock Option immediately prior to the adjustment.

  Archrock Options Granted During 2015

        Archrock has not granted any Archrock Options during calendar year 2015, and does not currently expect to grant any Archrock Options during calendar year 2015 prior to the distribution date. However, if Archrock does make grants of Archrock Options during calendar year 2015 prior to the distribution date, such options will be adjusted as described below.

  Archrock Options Granted During 2015 to Exterran Corporation Employees

        Each Archrock Option that was granted during calendar year 2015 and that is outstanding as of the distribution date (whether vested or unvested) and which is held by an individual who will be employed or engaged, as applicable, by Exterran Corporation or its affiliates immediately following the distribution ("Exterran Corporation Employees") will be adjusted through conversion solely into an Exterran Corporation Option. The number of shares of common stock subject to each Exterran Corporation Option will equal the product of (i) the number of shares of Archrock's common stock subject to the Archrock Option immediately prior to the adjustment and (ii) the Exterran Corporation Conversion Ratio. The exercise price of each Exterran Corporation Option will equal the exercise price of the Archrock Option immediately prior to the distribution divided by the same ratio.

        The number of vested and unvested shares subject to each Exterran Corporation Option following the adjustment will be proportionate to the number of vested and unvested shares of Archrock common stock subject to the corresponding Archrock Option immediately prior to the adjustment.

  Archrock Options Granted During 2015 to Archrock Employees

        Each Archrock Option that was granted in calendar year 2015 and that is outstanding as of the distribution date (whether vested or unvested) and which is held by an individual who will be employed or engaged, as applicable, by Archrock or its affiliates immediately following the distribution ("Archrock Employees") will be adjusted to cover a number of Archrock shares. The number of shares of common stock subject to each adjusted Archrock Option will equal the product of (i) the number of shares of Archrock's common stock subject to the Archrock Option immediately prior to the adjustment and (ii) the Archrock Conversion Ratio. The exercise price of each adjusted Archrock Option will equal the exercise price of the Archrock Option immediately prior to the adjustment divided by the same ratio.

        The number of vested and unvested shares subject to each adjusted Archrock Option following the adjustment will be proportionate to the number of vested and unvested shares of Archrock common stock subject to the corresponding Archrock Option immediately prior to the adjustment.

  Archrock Incentive Stock Options

        Notwithstanding the treatment described above, each Archrock Option that is intended to qualify as an "incentive stock option" (within the meaning of Section 422 of the Code) and that is held by an Archrock Employee or Exterran Corporation Employee who elected, prior to the distribution, to preserve the tax treatment of their Archrock incentive stock options will be converted solely into an option denominated in shares of the common stock of such employee's post-distribution employer in accordance with the adjustments described above under "Archrock Options Granted During 2015 to Exterran Corporation Employees" (if such employee is an Exterran Corporation Employee) or "Archrock Options Granted During 2015 to Archrock Employees" (if such employee is an Archrock Employee). Archrock incentive stock options held by an Archrock Employee or Exterran Corporation Employee who does not elect, prior to the spin-off, to preserve the tax treatment of his or her Archrock incentive stock options will be adjusted as otherwise described above, based on (i) the date on which the option was granted and (ii) whether the optionholder will be an Exterran Corporation Employee or an Archrock Employee following the distribution.

  Archrock Options Held by Non-Continuing Employees

        In addition, notwithstanding the treatment described above, each Archrock Option held by an individual who, as of the effective time of the distribution, is a former employee or other service provider of Exterran Corporation or Archrock (or their respective affiliates) will be adjusted solely into an Archrock Option in accordance with the adjustments described above under "Archrock Options Granted During 2015 to Archrock Employees".

Treatment of Exterran Holdings Restricted Stock, Restricted Stock Unit and Performance Unit Awards

        Restricted stock, restricted stock unit and performance unit awards denominated in shares of Exterran Holdings common stock (each, an "Archrock Stock Award") will be adjusted as described below based on (i) the date on which the Archrock Stock Award was granted and (ii) whether the holder will be employed or engaged by Archrock or Exterran Corporation (or their respective affiliates) following the distribution.

  Archrock Stock Awards Granted Prior to 2015

        Each Archrock Stock Award that was granted prior to calendar year 2015 and that is outstanding as of the distribution date will be adjusted through conversion into an adjusted Archrock Stock Award and a restricted stock, restricted stock unit or performance unit award, as applicable, denominated in shares of Exterran Corporation common stock (an "Exterran Corporation Stock Award"). The number of shares of Archrock's common stock subject to the adjusted Archrock Stock Award will equal the number of shares of Archrock's common stock subject to the Archrock Stock Award immediately prior to the adjustment. The number of shares of Exterran Corporation's common stock subject to the new Exterran Corporation Stock Award will equal (i) the number of shares of Archrock's common stock subject to the Archrock Stock Award immediately prior to the adjustment multiplied by (ii) the Distribution Ratio.

  Archrock Stock Awards Granted During 2015 to Exterran Corporation Employees

        Each Archrock Stock Award that was granted in calendar year 2015 and that is outstanding as of the distribution date and which is held by an Exterran Corporation Employee will be adjusted through conversion into an Exterran Corporation Stock Award. The number of shares of common stock subject to each Exterran Corporation Stock Award will equal the product of (i) the number of shares of Archrock's common stock subject to the Archrock Stock Award immediately prior to the adjustment and (ii) the Exterran Corporation Conversion Ratio.

  Archrock Stock Awards Granted During 2015 to Archrock Employees

        Each Archrock Stock Award that was granted in calendar year 2015 and that is outstanding as of the distribution date and which is held by an Archrock Employee will be adjusted to cover a number of Archrock shares equal to the product of (i) the number of shares of Archrock common stock subject to the Archrock Stock Award immediately prior to the adjustment and (ii) the Archrock Conversion Ratio.

  General Terms of Post-Distribution Stock Options and Stock Awards

        The adjusted Archrock Stock Awards and Archrock Options (collectively, "Archrock Awards") and the Exterran Corporation Stock Awards and Exterran Corporations Options (collectively, "Exterran Corporation Awards") generally will be subject to the same terms and conditions, including the same vesting provisions (including any accelerated vesting) and, if applicable, performance conditions, as applied to the corresponding Archrock Awards, as applicable, immediately prior to the adjustment. Following the adjustment, in the case of Archrock Awards that are converted into both adjusted

Archrock Awards and Exterran Corporation Awards, continued employment with or service to Archrock or its affiliates will be treated as employment or other continued service with Exterran Corporation and its affiliates with respect to Exterran Corporation Awards held by Archrock Employees, and continued employment with or other service to Exterran Corporation and its affiliates will be treated as employment or other continued service with Archrock and its affiliates with respect to Archrock Awards held by Exterran Corporation Employees.

        Notwithstanding the foregoing, with respect to any unvested Exterran Corporation Award or unvested Archrock Award granted or adjusted, as applicable, in connection with the distribution, if the original Archrock Award was subject to accelerated vesting provisions in connection with a termination of service with Archrock and/or a "Corporate Change" (as defined in the applicable award agreements or equity plan) of Archrock, then the Exterran Corporation Award or Archrock Award, as applicable, will be subject to the same acceleration provisions in connection with the holder's termination of service with his or her post-spin employer, Archrock or Exterran Corporation, as applicable, and/or Corporate Change of such entity. In addition, any unvested Exterran Corporation Award granted to an Archrock Employee in connection with the distribution will vest in full upon a Corporate Change of Exterran Corporation, and any unvested Archrock Award held by an Exterran Corporation Employee that is adjusted in connection with the distribution will vest in full upon a Corporate Change of Archrock. Additionally, if, following the distribution, the board of directors of Exterran Corporation or Archrock, as applicable, determines to accelerate in full the vesting of all of such entity's equity awards that are held by its current and former service providers, then such board of directors shall also accelerate in full the vesting of all of its equity awards that are held by current and former service providers of the other entity, Exterran Corporation or Archrock, as applicable.

Spin-Off Conditions and Termination

        We expect that the spin-off will be effective on                        , 2015, provided that, among other things:

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  the SEC has declared effective our Registration Statement on Form 10, of which this information statement is a part, under the Exchange Act, with no stop order in effect with respect to the Form 10, and this information statement has been mailed to Exterran Holdings' shareholders;

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  the actions and filings necessary under securities and blue sky laws of the states of the U.S. and any comparable laws under any foreign jurisdictions have been taken and become effective;

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  no order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the spin-off is in effect and no other event outside Exterran Holdings' control has occurred or failed to occur that prevents the completion of the spin-off;

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  our common stock has been approved for listing on the NYSE, subject to official notice of issuance;

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  Exterran Holdings has received an opinion from its tax counsel regarding the tax treatment of the spin-off as of the distribution date (see "—Material U.S. Federal Income Tax Consequences of the Spin-Off" for more information regarding the opinion of tax counsel);

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  the separation and distribution agreement and each of the ancillary agreements related to the spin-off have been entered into before the spin-off and have not been materially breached by any party thereto;

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  the separation and distribution agreement and each of the ancillary agreements entered into before the spin-off have not been terminated and will not violate, conflict with or result in a breach of any law or any material agreements of Exterran Holdings;

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  EESLP has entered into the new credit facility;

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  the contribution of EESLP to Exterran Corporation will have been completed and be effective;

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  all material governmental approvals and material consents to be received by Exterran Holdings necessary to consummate the spin-off have been received and continue to be in full force and effect; and

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  no other events or developments have occurred that, in the judgment of the board of directors of Exterran Holdings, in its sole and absolute discretion, would result in the spin-off having a material adverse effect on Exterran Holdings or its shareholders.

        Exterran Holdings may waive one or more of these conditions in its sole and absolute discretion, and the determination by Exterran Holdings regarding the satisfaction of these conditions will be conclusive. The fulfillment of these conditions will not create any obligation on Exterran Holdings' part to effect the distribution, and Exterran Holdings has reserved the right to amend, modify or abandon any and all terms of the distribution and the related transactions at any time prior to the distribution date.

        In the event Exterran Holdings waives or modifies any of the conditions to the consummation of the spin-off in a manner that would have a material effect on the recipients of our common stock in the spin-off, we will amend and redistribute this information statement to disclose such modification or waiver and any material effect on the recipients of our common stock. We currently anticipate that if any of the conditions to the spin-off are not met or waived by Exterran Holdings, the spin-off will not take place.

Material U.S. Federal Income Tax Consequences of the Spin-Off

        The following is a summary of the material U.S. federal income tax consequences to Exterran Holdings and to U.S. Holders (as defined below) of shares of Exterran Holdings common stock in connection with the spin-off. This summary is based on the Code, the U.S. Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, in effect as of the date hereof, and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below. References to "Exterran Holdings" in this section means Archrock following the spin-off.

        For purposes of this discussion, a U.S. Holder is a beneficial owner of Exterran Holdings common stock that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

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  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

        This summary also does not discuss all tax considerations that may be relevant to holders in light of their particular circumstances, nor does it address the consequences to holders subject to special treatment under the U.S. federal income tax laws, such as:

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  dealers or brokers in securities, commodities or currencies;

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  tax-exempt organizations;

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  banks, insurance companies or other financial institutions;

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  mutual funds;

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  regulated investment companies and real estate investment trusts;

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  a corporation that accumulates earnings to avoid U.S. federal income tax;

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  holders who hold individual retirement or other tax-deferred accounts;

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  holders who acquired shares of Exterran Holdings common stock pursuant to the exercise of stock options or otherwise as compensation;

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  holders who own, or are deemed to own, at least 10% or more, by voting power or value, of Exterran Holdings equity;

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  holders who hold Exterran Holdings common stock as part of a hedge, appreciated financial position, straddle, constructive sale, conversion transaction or other risk reduction transaction;

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  traders in securities who elect to apply a mark-to-market method of accounting;

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  holders who have a functional currency other than the U.S. dollar;

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  holders who are subject to the alternative minimum tax; or

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  partnerships or other pass-through entities or investors in such entities.

        This summary does not address the U.S. federal income tax consequences to Exterran Holdings shareholders who do not hold shares of Exterran Holdings common stock as a capital asset or to Exterran Holdings shareholders who are not U.S. Holders. Moreover, this summary does not address any state, local or foreign tax consequences or any estate, gift or other non-income tax consequences.

        If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares of Exterran Holdings common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Exterran Holdings common stock should consult their own tax advisors regarding the tax consequences of the distribution.

        EXTERRAN HOLDINGS SHAREHOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION.

  Distribution

        Exterran Holdings expects to obtain an opinion of Latham & Watkins LLP substantially to the effect that, for U.S. federal income tax purposes, (i) the internal distribution should qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, and (ii) the distribution should qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, subject to certain qualifications and limitations. Accordingly, for U.S. federal income tax purposes:

  •
  no material gain or loss should be recognized by Exterran Holdings as a result of the internal distribution or the distribution;

  •
  no gain or loss should be recognized by, or be includible in the income of, a U.S. Holder of Exterran Holdings common stock, solely as a result of the receipt of Exterran Corporation common stock in the distribution;

  •
  the aggregate tax basis of the shares of Exterran Holdings common stock and shares of Exterran Corporation common stock in the hands of a U.S. Holder of Exterran Holdings common stock immediately after the distribution should be the same as the aggregate tax basis of the shares of Exterran Holdings common stock held by the holder immediately before the distribution, allocated between the shares of Exterran Holdings common stock and shares of Exterran Corporation common stock, including any fractional share interest for which cash is received, in proportion to their relative fair market values on the date of the distribution;

  •
  the holding period with respect to shares of Exterran Corporation common stock received by a U.S. Holder of Exterran Holdings common stock should include the holding period of its shares of Exterran Holdings common stock; and

  •
  a U.S. Holder of Exterran Holdings common stock who receives cash in lieu of a fractional share of Exterran Corporation common stock in the distribution will be treated as having sold such fractional share for cash and generally should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such holder's adjusted tax basis in the fractional share. That gain or loss should be long-term capital gain or loss if the holder's holding period for its shares of Exterran Holdings common stock exceeds one year.

        U.S. Treasury regulations generally provide that if a U.S. Holder of Exterran Holdings common stock holds different blocks of Exterran Holdings common stock (generally shares of Exterran Holdings common stock purchased or acquired on different dates or at different prices), the aggregate basis for each block of Exterran Holdings common stock purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of Exterran Corporation common stock received in the distribution in respect of such block of Exterran Holdings common stock and such block of Exterran Holdings common stock, in proportion to their respective fair market values, and the holding period of the shares of Exterran Corporation common stock received in the distribution in respect of such block of Exterran Holdings common stock will include the holding period of such block of Exterran Holdings common stock, provided that such block of Exterran Holdings common stock was held as a capital asset on the distribution date. If a U.S. Holder of Exterran Holdings common stock is not able to identify which particular shares of Exterran Corporation common stock are received in the distribution with respect to a particular block of Exterran Holdings common stock, for purposes of applying the rules described above, the U.S. Holder may designate which shares of Exterran Corporation common stock are received in the distribution in respect of a particular block of Exterran Holdings common stock, provided that such designation is consistent with the terms of the distribution. Holders of Exterran Holdings common stock are encouraged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

        The application of Sections 355 and 368 of the Code to transactions substantially similar to the internal distribution and distribution is highly complex. In addition, there are no court decisions or other authorities directly bearing on the tax treatment of the internal distribution or the distribution under our specific facts, and, as a result, the tax consequences of the internal distribution and the distribution are not free from doubt. The lack of authority and resulting uncertainty described above renders counsel unable to reach a more definitive conclusion than "should" in its opinion. Moreover, holders should note that the opinion that Exterran Holdings expects to receive from Latham & Watkins LLP will be based on certain facts and assumptions, and certain representations and undertakings, from us and Exterran Holdings, and is not binding on the IRS or the courts. If any of the facts, representations, assumptions or undertakings relied upon in the opinion is not correct, is incomplete or has been violated, our ability to rely on the opinion of counsel could be jeopardized. However, we are not aware of any facts or circumstances that would cause these facts, representations or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.

        If, notwithstanding the conclusions that we expect to be included in the opinion, the distribution is ultimately determined to not qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, Exterran Holdings would recognize a gain in an amount equal to the excess of the fair market value of Exterran Corporation common stock distributed to Exterran Holdings shareholders on the distribution date over Exterran Holdings' tax basis in such shares. In addition, each U.S. Holder who receives shares of Exterran Corporation common stock in the distribution would be treated as receiving a taxable distribution in an amount equal to the fair market value of our common stock that was distributed to the holder. Specifically, the full value of our common stock distributed to a U.S. Holder generally would be treated first as a taxable dividend to the extent of the holder's pro rata share of Exterran Holdings' current and accumulated earnings and profits, then as a non-taxable return of capital to the extent of the holder's basis in the Exterran Holdings stock, and finally as capital gain from the sale or exchange of Exterran Holdings stock with respect to any remaining value.

        Moreover, Exterran Holdings could incur significant United States federal income tax liabilities if it is ultimately determined that the internal distribution does not qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code.

        Even if the internal distribution and distribution each otherwise qualifies as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, the spin-off may result in corporate-level taxable gain to Exterran Holdings under Section 355(e) of the Code if there is a 50% or greater change in ownership, by vote or value, of our stock, Exterran Holdings' stock or stock of a successor of either occurring as part of a plan or series of related transactions that includes the distribution. For this purpose, any acquisitions or issuances of Exterran Holdings' stock within two years before the distribution, and any acquisitions or issuances of Exterran Corporation's stock or Exterran Holdings' stock within two years after the distribution, are generally presumed to be part of such a plan, although we or Exterran Holdings may be able to rebut that presumption. If an acquisition or issuance of our stock or Exterran Holdings stock triggers the application of Section 355(e) of the Code, Exterran Holdings would recognize taxable gain as described above and such gain would be subject to U.S. federal income tax.

  Tax Matters Agreement

        In connection with the distribution, we and Exterran Holdings will enter into a tax matters agreement pursuant to which we will agree to be responsible for certain liabilities and obligations following the distribution. In general, under the terms of the tax matters agreement, in the event the distribution were to fail to qualify as a transaction that is tax-free under Section 355 of the Code (including as a result of Section 355(e) of the Code) and if such failure were the result of actions taken after the distribution by Archrock or us, the party responsible for such failure would be responsible for all taxes imposed on Exterran Holdings to the extent such taxes result from such actions. If such failure were not the result of actions taken after the distribution by Archrock or us, the parties would each be responsible for 50% of the taxes imposed on Exterran Holdings as a result of such failure. For a more detailed discussion, see "Relationship with Archrock After the Spin-Off—Agreements Between Archrock and Us—Tax Matters Agreement." If we are required to indemnify Archrock and its subsidiaries under the circumstances set forth in the tax matters agreement, we may be subject to substantial liabilities.

  Information Reporting and Backup Withholding

        U.S. Treasury regulations require certain shareholders who receive stock in a distribution to attach to their U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution. In addition, payments of cash to an Exterran Holdings shareholder in lieu of fractional shares of Exterran Corporation common stock in the distribution may be subject to information reporting and backup withholding (currently at a rate of 28 percent), unless the shareholder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a shareholder's U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

        THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. EACH EXTERRAN HOLDINGS SHAREHOLDER IS ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Reason for Furnishing this Information Statement

        This information statement is being furnished solely to provide information to Exterran Holdings shareholders who will receive shares of our common stock in the spin-off. It is not to be construed as an inducement or encouragement to buy or sell any of our securities or any Exterran Holdings securities. We believe that the information contained in this information statement is accurate as of the date set forth on the front cover. Changes may occur after that date and neither Exterran Holdings nor we undertake any obligation to update the information, except to the extent applicable securities laws require us to do so.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2015 (1) on a historical basis, and (2) on an as adjusted basis to reflect the spin-off and other transactions, including entry into the new credit facility, described under "Unaudited Pro Forma Condensed Combined Financial Statements." This table should be read in conjunction with "Selected Historical Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Combined Financial Statements" and our combined financial statements and corresponding notes included elsewhere in this information statement.

        We are providing the capitalization table below for information purposes only. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operating as a separate, independent entity on June 30, 2015 and is not necessarily indicative of our future capitalization or financial condition.

	June 30, 2015
(in thousands)	Historical	As Adjusted
Cash and cash equivalents	$23,049	$23,049

Long-term debt:
New Revolving Credit Facility	—	306,812
New Term Loan	—	245,000
Capital lease obligations	891	891

Total long-term debt (including current maturities)	$891	$552,703

Equity(1):
Common stock, par value $0.01 per share; 250,000,000 shares authorized pro forma; 34,722,737 shares issued and outstanding pro forma	$—	$347
Preferred stock, par value $0.01 per share; 50,000,000 shares authorized pro forma, no shares issued and outstanding	—	—
Additional paid-in-capital	—	962,438
Parent equity	1,482,965	—
Accumulated other comprehensive income	10,073	10,073

Total equity	$1,493,038	$972,858

Total capitalization	$1,493,929	$1,525,561

(1)
Represents the expected distribution of approximately 34.7 million shares of our common stock to holders of Exterran Holdings common stock based on the number of shares of Exterran Holdings common stock outstanding on June 30, 2015. The actual record date is                        , 2015.

 DIVIDEND POLICY

        We do not currently anticipate paying cash dividends on our common stock. We currently intend to retain our future earnings to support the growth and development of our business. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will be subject to our financial condition, earnings, capital requirements, financial covenants, applicable law and other factors our board of directors deems relevant. In addition, the credit agreement relating to the new credit facility includes restrictions on our ability to pay dividends. Our board of directors may take into account such matters as general business conditions, industry practice, our financial condition and performance, our future prospects, our cash needs and capital investment plans, income tax consequences, applicable law and such other factors as our board of directors may deem relevant. See "Risk Factors—Risks Relating to Ownership of Our Common Stock—Although Archrock has paid dividends on its common stock in the past, we do not currently anticipate paying cash dividends on our common stock and cannot assure you that we will pay dividends on our common stock in the future, and our indebtedness could limit our ability to pay dividends on our common stock." For a discussion of the covenants contained in the credit agreement, please see "Description of Material Indebtedness."

 SELECTED HISTORICAL COMBINED FINANCIAL DATA

        The following tables present the selected financial information of Exterran Holdings' historical international contract operations and global fabrication reporting segments and the international component of Exterran Holdings' aftermarket services reporting segment reflected in its historical financial statements discussed herein and included elsewhere in this information statement. We refer to the global fabrication business currently operated by Exterran Holdings as our product sales business. The balance sheet data as of December 31, 2014 and 2013 and the statements of operations data for each of the years ended December 31, 2014, 2013 and 2012 are derived from our audited combined financial statements included elsewhere in this information statement. The balance sheet data as of December 31, 2012, 2011 and 2010 and the statements of operations data for each of the years ended December 31, 2011 and 2010 are derived from our unaudited combined financial statements that are not included in this information statement. The balance sheet data as of June 30, 2015 and the statements of operations data for each of the six months ended June 30, 2015 and 2014 are derived from our unaudited combined financial statements included elsewhere in this information statement. The balance sheet data as of June 30, 2014 is derived from our unaudited combined financial statements that are not included in this information statement. Management believes that the unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the information for the periods presented. Results for the interim periods may not necessarily be indicative of results for the full year. The results from continuing operations for all periods presented exclude the results of our Venezuelan contract operations business and our Canadian Operations. Those results are reflected in discontinued operations for all periods presented.

        The selected historical combined financial information presented below should be read in conjunction with our combined financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this information statement. The financial information may not be indicative of our future performance and does not necessarily reflect the financial position and results of operations we would have realized had we operated as a separate, stand-alone entity during the periods presented, including changes that will occur in our operations as a result of our spin-off from Exterran Holdings.

	Years Ended December 31,					Six Months Ended June 30,
	2014	2013	2012	2011	2010	2015	2014
(in thousands)
Statement of Operations Data:
Revenues	$2,172,754	$2,415,473	$2,068,724	$1,840,357	$1,661,735	$1,014,691	$1,023,826
Gross margin(1)	596,869	583,516	484,606	416,631	475,158	267,219	287,701
Selling, general and administrative	267,493	264,890	269,812	259,562	246,888	114,330	134,691
Depreciation and amortization	173,803	140,029	167,499	171,301	200,734	75,581	95,157
Long-lived asset impairment	3,851	11,941	5,197	352	12,286	10,489	—
Restructuring and other charges	—	—	3,892	7,131	—	10,547	—
Goodwill impairment	—	—	—	164,813	—	—	—
Interest expense	1,905	3,551	5,318	4,373	7,397	826	848
Equity in (income) loss of non-consolidated affiliates	(14,553)	(19,000)	(51,483)	471	609	(10,068)	(9,602)
Other (income) expense, net	7,222	(1,966)	5,638	(313)	(10,328)	11,878	(4,966)
Provision for income taxes	77,833	97,367	26,226	31,148	19,936	26,802	39,641
Income (loss) from continuing operations	79,315	86,704	52,507	(222,207)	(2,364)	26,834	31,932
Income (loss) from discontinued operations, net of tax	73,198	66,149	66,843	(10,105)	40,739	19,122	36,597
Net income (loss)	152,513	152,853	119,350	(232,312)	38,375	45,956	68,529
Other Financial Data:
EBITDA, as adjusted(1)	$326,729	$324,905	$216,562	$171,556	$227,480	$149,010	$155,094
Capital expenditures:
Contract Operations Equipment:
Growth	$97,931	$36,468	$107,658	$35,846	$83,641	$53,811	$41,331
Maintenance	24,377	21,591	22,530	14,369	15,002	14,586	9,507
Other	35,546	42,136	34,602	32,332	21,901	14,274	16,129
Balance Sheet Data:
Cash and cash equivalents	$39,361	$35,194	$34,167	$21,454	$43,752	$23,049	$53,762
Working capital	481,596	372,186	347,762	356,898	324,395	533,495	469,062
Property, plant and equipment, net	954,811	965,196	1,031,928	1,007,685	1,099,685	952,385	957,812
Total assets	2,032,823	1,999,211	2,133,502	2,153,944	2,457,704	1,979,273	2,037,196
Long-term debt	1,107	1,539	—	140	55	891	1,332
Total equity	1,451,822	1,373,904	1,407,394	1,450,828	1,648,095	1,493,038	1,466,809

(1)
Gross margin and EBITDA, as adjusted, are non-GAAP financial measures. Each of these Non-GAAP financial measures is defined, reconciled to net income (loss) and discussed further below under "Non-GAAP Financial Measures."

Non-GAAP Financial Measures

        We define gross margin as total revenue less cost of sales (excluding depreciation and amortization expense). Gross margin is included as a supplemental disclosure because it is a primary measure used by our management to evaluate the results of revenue and cost of sales (excluding depreciation and amortization expense), which are key components of our operations. We believe gross margin is important because it focuses on the current operating performance of our operations and excludes the impact of the prior historical costs of the assets acquired or constructed that are utilized in those operations, the indirect costs associated with our selling, general and administrative, or SG&A activities, the impact of our financing methods and income taxes. Depreciation and amortization expense may not accurately reflect the costs required to maintain and replenish the operational usage of our assets and therefore may not portray the costs from current operating activity. As an indicator of our operating performance, gross margin should not be considered an alternative to, or more meaningful than, net income (loss) as determined in accordance with accounting principles generally accepted in the U.S., or GAAP. Our gross margin may not be comparable to a similarly titled measure of another company because other entities may not calculate gross margin in the same manner.

        Gross margin has certain material limitations associated with its use as compared to net income (loss). These limitations are primarily due to the exclusion of interest expense, depreciation and amortization expense, SG&A expense, impairments and restructuring and other charges. Each of these excluded expenses is material to our combined statements of operations. Because we intend to finance a portion of our operations through borrowings, interest expense is a necessary element of our costs and our ability to generate revenue. Additionally, because we use capital assets, depreciation expense is a necessary element of our costs and our ability to generate revenue, and SG&A expenses are necessary to support our operations and required corporate activities. To compensate for these limitations, management uses this non-GAAP measure as a supplemental measure to other GAAP results to provide a more complete understanding of our performance.

        The following table reconciles our net income (loss) to gross margin (in thousands):

								Pro Forma
	Years Ended December 31,					Six Months Ended June 30,		Six Months Ended June 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2015	2014	2015	2014
Net income (loss)	$152,513	$152,853	$119,350	$(232,312)	$38,375	$45,956	$68,529	$36,669	$134,330
Selling, general and administrative	267,493	264,890	269,812	259,562	246,888	114,330	134,691	114,330	267,493
Depreciation and amortization	173,803	140,029	167,499	171,301	200,734	75,581	95,157	75,581	173,803
Long-lived asset impairment	3,851	11,941	5,197	352	12,286	10,489	—	10,489	3,851
Restructuring and other charges	—	—	3,892	7,131	—	10,547	—	10,547	—
Goodwill impairment	—	—	—	164,813	—	—	—	—	—
Interest expense	1,905	3,551	5,318	4,373	7,397	826	848	17,369	35,021
Equity in (income) loss of non-consolidated affiliates	(14,553)	(19,000)	(51,483)	471	609	(10,068)	(9,602)	(10,068)	(14,553)
Other (income) expense, net	7,222	(1,966)	5,638	(313)	(10,328)	11,878	(4,966)	11,878	7,222
Provision for income taxes	77,833	97,367	26,226	31,148	19,936	26,802	39,641	21,802	68,042
(Income) loss from discontinued operations, net of tax	(73,198)	(66,149)	(66,843)	10,105	(40,739)	(19,122)	(36,597)	(19,122)	(73,198)

Gross margin	$596,869	$583,516	$484,606	$416,631	$475,158	$267,219	$287,701	$269,475	$602,011

        We define EBITDA, as adjusted, as net income (loss) excluding income (loss) from discontinued operations (net of tax), cumulative effect of accounting changes (net of tax), income taxes, interest expense (including debt extinguishment costs and gain or loss on termination of interest rate swaps), depreciation and amortization expense, impairment charges, restructuring and other charges, non-cash gains or losses from foreign currency exchange rate changes recorded on intercompany obligations, expensed acquisition costs and other items. We believe EBITDA, as adjusted, is an important measure of operating performance because it allows management, investors and others to evaluate and compare our core operating results from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), our subsidiaries' capital structure (non-cash gains or losses from foreign currency exchange rate changes on intercompany obligations), tax consequences, impairment charges, restructuring and other charges, expensed acquisition costs and other items. Management uses EBITDA, as adjusted, as a supplemental measure to review current period operating performance, comparability measures and performance measures for period to period comparisons. Our EBITDA, as adjusted, may not be comparable to a similarly titled measure of another company because other entities may not calculate EBITDA in the same manner.

        EBITDA, as adjusted, is not a measure of financial performance under GAAP, and should not be considered in isolation or as an alternative to net income (loss), cash flows from operating activities and other measures determined in accordance with GAAP. Items excluded from EBITDA, as adjusted, are significant and necessary components to the operations of our business, and, therefore, EBITDA, as adjusted, should only be used as a supplemental measure of our operating performance.

        The following table reconciles our net income (loss) to EBITDA, as adjusted (in thousands):

								Pro Forma
	Years Ended December 31,					Six Months Ended June 30,		Six Months Ended June 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2015	2014	2015	2014
Net income (loss)	$152,513	$152,853	$119,350	$(232,312)	$38,375	$45,956	$68,529	$36,669	$134,330
(Income) loss from discontinued operations, net of tax	(73,198)	(66,149)	(66,843)	10,105	(40,739)	(19,122)	(36,597)	(19,122)	(73,198)
Depreciation and amortization	173,803	140,029	167,499	171,301	200,734	75,581	95,157	75,581	173,803
Long-lived asset impairment	3,851	11,941	5,197	352	12,286	10,489	—	10,489	3,851
Restructuring and other charges	—	—	3,892	7,131	—	10,547	—	10,547	—
Goodwill impairment	—	—	—	164,813	—	—	—	—	—
Investment in non-consolidated affiliates impairment	197	—	224	471	609	—	197	—	197
Proceeds from sale of joint venture assets	(14,750)	(19,000)	(51,707)	—	—	(10,068)	(9,799)	(10,068)	(14,750)
Interest expense	1,905	3,551	5,318	4,373	7,397	826	848	17,369	35,021
(Gain) loss on currency exchange rate remeasurement of intercompany balances	3,614	4,313	7,406	14,174	(6,255)	7,999	(2,882)	7,999	3,614
Gain on sale of our investment in the subsidiary that owns the barge mounted processing plant and other related assets used on the Cawthorne Channel Project	—	—	—	—	(4,863)	—	—	—	—
Loss on sale of businesses	961	—	—	—	—	—	—	—	961
Provision for income taxes	77,833	97,367	26,226	31,148	19,936	26,802	39,641	21,802	68,042

EBITDA, as adjusted	$326,729	$324,905	$216,562	$171,556	$227,480	$149,010	$155,094	$151,266	$331,871

 UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

        The unaudited pro forma condensed combined financial statements have been derived from our historical combined financial statements included in this information statement and are not intended to be a complete presentation of our financial position or results of operations had the transactions contemplated by the spin-off and related agreements occurred as of and for the periods indicated. In addition, the unaudited pro forma condensed combined financial statements are provided for illustrative and informational purposes only and are not necessarily indicative of our future results of operations or financial condition as an independent, publicly traded company. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable, that reflect the expected impacts of events directly attributable to the spin-off and related transaction agreements and that are factually supportable, and for purposes of the statement of operations, are expected to have a continuing impact on us. However, such adjustments are subject to change based on the finalization of the terms of the spin-off and related agreements.

        The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2015 and for the year ended December 31, 2014 reflects our results as if the spin-off and related transactions described below had occurred on January 1, 2014. The unaudited pro forma condensed combined balance sheet as of June 30, 2015 reflects our financial position as if the spin-off and related transactions described below had occurred as of such date.

        The unaudited pro forma condensed combined financial statements should be read in conjunction with "Capitalization," "Selected Historical Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Relationships and Related Transactions" and the combined financial statements and accompanying notes included elsewhere in this information statement.

        The unaudited pro forma condensed combined financial statements give effect to the following:

  •
  the incurrence of $306.8 million of borrowings under the new revolving credit facility, the incurrence of $245.0 million in indebtedness in the form of the new term loan and a transfer of $539.0 million of the proceeds from such borrowings to Exterran Holdings;

  •
  the impact of the separation and distribution agreement, supply agreement, services agreement, employee matters agreement, tax matters agreement and transition services agreement between Archrock and us and the provisions contained therein; and

  •
  the distribution of approximately 34.7 million shares of our common stock to Exterran Holdings' shareholders (based on the number of shares of Exterran Holdings common stock outstanding as of June 30, 2015).

        As of June 30, 2015, Exterran Holdings and its subsidiaries (other than Exterran Partners and its subsidiaries) had approximately $707 million of debt outstanding, including approximately $357 million of outstanding borrowings under its existing credit facility. Subsequent to June 30, 2015 and prior to the completion of the spin-off, Exterran Holdings expects to incur additional borrowings under its existing credit facility of between $40 million and $50 million to finance expenses related to the completion of the spin-off and related financing transactions, which will increase the amount we borrow under our new credit facility and transfer to Exterran Holdings.

        Pursuant to the separation and distribution agreement, in connection with the internal distribution, EESLP will contribute to a subsidiary of Archrock the right to receive payments based on a notional amount corresponding to payments received by our subsidiaries from PDVSA Gas in respect of the sale of our previously nationalized assets promptly after our subsidiaries collect such amounts until Archrock's subsidiary has received an aggregate amount of such payments equal to the lesser of (x) $150.0 million, less the aggregate amount of installment payments received from PDVSA Gas by

Exterran Holdings and its subsidiaries after August 31, 2015 but before the completion of the spin-off, plus the aggregate amount of all reimbursable expenses incurred by Archrock and its subsidiaries in connection with recovering any default installment payments directly from PDVSA Gas following the completion of the spin-off or (y) $150.0 million. The unaudited pro forma condensed combined balance sheet does not reflect this contingent liability to Archrock.

        In addition, pursuant to the separation and distribution agreement, EESLP will use its commercially reasonable efforts to complete one or more unsecured debt offerings or equity issuances resulting in aggregate gross cash proceeds of at least $250.0 million on the terms described in the credit agreement (such transaction, a "qualified capital raise") on or before the maturity date of our $245.0 million term loan facility, which is currently expected to be the second anniversary of the completion of the spin-off or as soon as practicable thereafter. In connection with the internal distribution, EESLP will contribute to a subsidiary of Archrock the right to receive, promptly following the occurrence of a qualified capital raise, a $25.0 million cash payment. The unaudited pro forma condensed combined balance sheet does not reflect this contingent liability to Archrock.

        Following the completion of the spin-off, we expect to incur one-time expenditures ranging from approximately $10.0 million to $15.0 million consisting primarily of costs to start up certain stand-alone functions and other one-time transaction related costs. The unaudited pro forma condensed combined financial statements may also not reflect all of the costs of operating as a stand-alone public company, including potentially increased expenses related to, among others, internal audit, treasury, risk management, investor relations, tax, legal and corporate secretary functions as well as the annual expenses associated with running an independent publicly traded company including listing fees, compensation of non-employee directors and related board of director fees, and other fees and expenses related to insurance, legal and external audit. Only costs that management has determined are factually supportable and recurring are included as pro forma adjustments, including items described above. Incremental costs and expenses associated with operating as a stand-alone company are not reflected in the accompanying pro forma condensed combined statements of income. However, our efforts to reduce SG&A costs in 2015 in response to market conditions are expected to result in lower SG&A expenses and the savings from these initiatives are expected to offset the increase in costs due to being a stand-alone public company.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
(in thousands)

	June 30, 2015
	Historical	Pro Forma Adjustments			Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$23,049		$—	(A)	$23,049
Restricted cash	1,490				1,490
Accounts receivable, net	353,803				353,803
Inventory, net	288,124				288,124
Costs and estimated earnings in excess of billings on uncompleted contracts	128,261				128,261
Current deferred income taxes	49,417		(14,878)	(B)	34,539
Other current assets	58,632				58,632
Current assets associated with discontinued operations	397				397

Total current assets	903,173		(14,878)		888,295
Property, plant and equipment, net	952,385				952,385
Intangible and other assets, net	123,715		46,510	(B)(C)	170,225

Total assets	$1,979,273		$31,632		$2,010,905

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable, trade	$123,095	$			$123,095
Accrued liabilities	131,471				131,471
Deferred revenue	53,333				53,333
Billings on uncompleted contracts in excess of costs and estimated earnings	61,010				61,010
Current liabilities associated with discontinued operations	769				769

Total current liabilities	369,678				369,678
Long-term debt	891		551,812	(C)	552,703
Deferred income taxes	38,697				38,697
Long-term deferred revenue	49,070				49,070
Other long-term liabilities	27,745				27,745
Long-term liabilities associated with discontinued operations	154				154

Total liabilities	486,235		551,812		1,038,047
Commitments and contingencies
Equity:
Parent equity	1,482,965		(1,482,965)	(D)(E)	—
Accumulated other comprehensive income	10,073				10,073
Common stock	—		347	(E)	347
Additional paid-in capital	—		962,438	(E)	962,438

Total equity	1,493,038		(520,180)		972,858

Total liabilities and equity	$1,979,273		$31,632		$2,010,905

See accompanying notes to unaudited pro forma condensed combined financial statements.

 UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(in thousands, except per share amounts)

	Six Months Ended June 30, 2015
	Historical	Pro Forma Adjustments			Pro Forma
Revenues:
Contract operations	$235,941	$			$235,941
Aftermarket services	70,275				70,275
Product sales	708,475		28,201	(F)	736,676

Total revenues	$1,014,691		$28,201		$1,042,892

Costs and expenses:
Cost of sales (excluding depreciation and amortization expense):
Contract operations	89,084				89,084
Aftermarket services	49,484				49,484
Product sales	608,904		25,945	(F)	634,849
Selling, general and administrative	114,330				114,330
Depreciation and amortization	75,581				75,581
Long-lived asset impairment	10,489				10,489
Restructuring and other charges	10,547				10,547
Interest expense	826		16,543	(G)	17,369
Equity in income of non-consolidated affiliates	(10,068)				(10,068)
Other (income) expense, net	11,878				11,878

	961,055		42,488		1,003,543

Income before income taxes	53,636		(14,287)		39,349
Provision for income taxes	26,802		(5,000)	(H)	21,802

Income from continuing operations	$26,834		$(9,287)		$17,547

Basic income per common share:
Income from continuing operations				(I)	$0.51
Diluted income per common share:
Income from continuing operations				(J)	$0.51
Weighted average common shares outstanding used in income per common share:
Basic				(I)	34,191

Diluted				(J)	34,334

See accompanying notes to unaudited pro forma condensed combined financial statements.

 UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended December 31, 2014
	Historical	Pro Forma Adjustments			Pro Forma
Revenues:
Contract operations	$493,853	$			$493,853
Aftermarket services	162,724				162,724
Product sales	1,516,177		64,277	(F)	1,580,454

Total revenues	$2,172,754		$64,277		$2,237,031

Costs and expenses:
Cost of sales (excluding depreciation and amortization expense):
Contract operations	185,408				185,408
Aftermarket services	120,181				120,181
Product sales	1,270,296		59,135	(F)	1,329,431
Selling, general and administrative	267,493				267,493
Depreciation and amortization	173,803				173,803
Long-lived asset impairment	3,851				3,851
Interest expense	1,905		33,116	(G)	35,021
Equity in income of non-consolidated affiliates	(14,553)				(14,553)
Other (income) expense, net	7,222				7,222

	2,015,606		92,251		2,107,857

Income before income taxes	157,148		(27,974)		129,174
Provision for income taxes	77,833		(9,791)	(H)	68,042

Income from continuing operations	$79,315		$(18,183)		$61,132

Basic income per common share:
Income from continuing operations				(I)	$1.85
Diluted income per common share:
Income from continuing operations				(J)	$1.77
Weighted average common shares outstanding used in income per common share:
Basic				(I)	33,117

Diluted				(J)	34,545

See accompanying notes to unaudited pro forma condensed combined financial statements.

 NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(A)
Reflects the following adjustments to cash and cash equivalents (in thousands):

Cash received from incurrence of indebtedness under our new credit facility (see note (C))	$538,993
Cash transferred to Exterran Holdings (see note (D))	(538,993)

Cash pro forma adjustment	$—

(B)
Reflects the impact of changes in both current and long-term deferred tax assets related to foreign tax credits and U.S. net operating losses allocated from Archrock as a result of the spin-off. An adjustment of $116.7 million was made to increase gross deferred tax assets to account for changing from the separate return, stand-alone basis, where we had no U.S. net operating losses and were utilizing foreign tax credits, to the actual June 30, 2015 balance of Exterran Holdings that would have transferred to us if the spin-off had occurred on such date.

An adjustment was made to reflect a valuation allowance against the increased gross foreign tax credit deferred tax assets of $97.9 million as we do not consider it to be more-likely-than-not that we will generate sufficient overall U.S. taxable income and foreign source taxable income in the future to allow us to use the foreign tax credits before they ultimately expire. The negative evidence considered was lower forecasted overall U.S. taxable income and lower foreign source taxable income due to overall domestic losses predominantly allocated to Archrock and virtually all of the overall foreign losses allocated to us pursuant to the consolidated return regulations.

The valuation allowance associated with foreign tax credit deferred tax assets has been allocated between current and long-term deferred tax assets on a pro rata basis. The net $18.8 million adjustment is reflected as a decrease to current deferred tax assets of $14.9 million and an increase to long-term deferred tax assets of $33.7 million which is reflected in intangible and other assets, net, in our unaudited pro forma condensed combined balance sheet.

(C)
In connection with the spin-off, we expect that EESLP will incur approximately $245.0 million in indebtedness in the form of the new term loan and $306.8 million in indebtedness under the new revolving credit facility. If the spin-off had occurred on June 30, 2015, we would have received approximately $539.0 million of net proceeds from borrowings under our new credit facility, net of approximately $12.8 million in financing fees and expenses incurred in connection with these borrowings.

(D)
Reflects the use of proceeds of the new term loan and borrowings under the new revolving credit facility in connection with the spin-off (see note (C)), approximately $539.0 million of which would have been transferred to Exterran Holdings, had the spin-off occurred on June 30, 2015, to allow it to repay a portion of its indebtedness.

(E)
Represents the reclassification of the net investment of Exterran Holdings in us, which was recorded in parent company equity, into shares of our common stock and additional paid-in capital and the balancing entry to reflect approximately 34.7 million outstanding shares of common stock at a par value of $0.01 per share. We have assumed shares being distributed to holders of Exterran Holdings common shares, based on approximately 69.4 million outstanding shares of Exterran Holdings common shares outstanding at June 30, 2015, at a distribution ratio of one share of our common stock for every two shares of Exterran Holdings common stock. The components of the adjustment are listed below (in thousands):

Parent equity at June 30, 2015	$1,482,965
Tax adjustment (see note (B))	18,813
Cash transferred to Exterran Holdings	(538,993)
Adjustment for par value of common stock	(347)

Adjustment to additional paid-in capital	$962,438

(F)
Reflects the effect of the supply agreement that we will enter into with Archrock in connection with the spin-off. The revenue adjustment reflects the additional revenue, including a contractual margin provided within the supply agreement, that we would have recorded for products fabricated and sold to Exterran Holdings during the six months ended June 30, 2015 and the year ended December 31, 2014 under the supply agreement, if it were in effect on January 1, 2014. The cost of sales adjustment reflects the amounts that have been presented in historical periods as a reduction of parent equity in balance sheet and a distribution to parent in the statement of cash flows.

(G)
Represents the incremental interest expense, including amortization of deferred financing costs, related to the borrowings expected to be incurred under our new credit facility in connection with the spin-off. The incremental interest expense attributable to the new term loan assumes an annual interest rate of 6.75% on total indebtedness of $245.0 million, and the new revolving credit facility, with an expected borrowing capacity of $680.0 million, assumes a LIBOR rate of approximately 0.2%, an applicable margin of 2.75% and commitment fees of 0.3% on indebtedness of $306.8 million and letters of credit outstanding of $91.4 million. The interest rates for pro forma purposes are based on assumptions of the rates to be effective on the completion of the spin-off. A one-eighth percent change in assumed interest rates for our new credit facility would have a pro forma impact of $0.7 million annually. Amortization of deferred financing costs assumes the capitalization of debt issuance costs of $12.8 million which will be amortized on a straight-line basis over the terms of our new credit facility, which approximates the effective interest method. The components of the adjustment to interest expense are listed below (in thousands):

	Six Months Ended June 30, 2015	Year Ended December 31, 2014
Interest expense on the new term loan	$8,269	$16,538
Interest expense on the new revolving credit facility	6,141	12,313
Amortization of deferred financing costs under new credit facility	2,133	4,265

Interest expense adjustment	$16,543	$33,116

(H)
Represents the tax effect of pro forma adjustments to income before income taxes, adjusted for nondeductible spin-off costs, using the U.S. federal statutory rate of 35% for the period presented.

(I)
The pro forma weighted-average number of approximately 34,191,000 shares and 33,117,000 shares used to compute pro forma basic net income per share for the six months ended June 30, 2015 and for the year ended December 31, 2014, respectively, are based on the weighted-average number of Exterran Holdings shares outstanding for the six months ended June 30, 2015 and for the year ended December 31, 2014, respectively, applying a distribution ratio of one share of our common stock for every two shares of Exterran Holdings common stock outstanding.

(J)
The pro forma weighted-average number of shares of our common stock used to compute pro forma diluted net income per share is based on the weighted average number of basic shares of our common stock as described in note (I) above, plus incremental shares assuming exercise of dilutive outstanding options and restricted stock awards granted to our employees under Exterran Holdings' stock-based compensation plans. The actual effect of the dilution following the completion of the spin-off will depend on various factors, including the employment of our personnel in one company or the other and the value of the equity awards at the time of distribution, and accordingly we cannot fully estimate the dilutive effects at this time.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Combined Financial Statements, the notes thereto, and the other financial information appearing elsewhere in this information statement. The following discussion includes forward-looking statements that involve certain risks and uncertainties. See "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in this information statement.

Spin-off from Exterran Holdings

        On November 17, 2014, Exterran Holdings announced a plan to separate its international services and global fabrication businesses into an independent, publicly traded company ("Exterran Corporation", "our", "we" or "us"). We refer to the global fabrication business currently operated by Exterran Holdings as our product sales business. The spin-off is expected to be completed in accordance with a separation and distribution agreement between Archrock and Exterran Corporation. See "Relationship with Archrock After the Spin-Off—Agreements Between Archrock and Us—Separation and Distribution Agreement." To effect the spin-off, Exterran Holdings intends to distribute, on a pro rata basis, all of the shares of Exterran Corporation common stock to Exterran Holdings' stockholders as of the record date for the spin-off. The spin-off is subject to certain conditions, including general economic and market conditions, the receipt of an opinion of counsel as to the tax treatment of the transaction and final approval of the Exterran Holdings' board of directors. See "The Spin-Off—Spin-Off Conditions and Termination." The spin-off will not be subject to a shareholder vote. Upon completion of the spin-off, Archrock and Exterran Corporation will each be independent, publicly traded companies and will have separate public ownership, boards of directors and management. We expect to complete the spin-off on or about                        , 2015. However, we cannot assure you that the spin-off will be completed on the anticipated timeline, or at all, or that the terms of the spin-off will not change.

        In connection with the separation and distribution agreement, Exterran Corporation will enter into several other agreements with Archrock that will govern the relationship between Exterran Corporation and Archrock after completion of the distribution and provide for the allocation between Exterran Corporation and Archrock of various assets, liabilities, rights and obligations (including employee benefits, insurance and tax-related assets and liabilities). These agreements will also include arrangements with respect to certain services to be provided between Exterran Corporation and Archrock. See "Certain Relationships and Related Transactions" and "Relationship with Archrock After the Spin-off."

        Following the completion of the spin-off, we expect to incur one-time expenditures ranging from approximately $10.0 million to $15.0 million consisting primarily of costs to start up certain stand-alone functions and other one-time transaction related costs. Recurring costs of operating as a stand-alone public company include potentially increased expenses related to, among others, internal audit, treasury, risk management, investor relations, tax, legal and corporate secretary functions as well as the annual expenses associated with running an independent publicly traded company including listing fees, compensation of non-employee directors and related board of director fees, and other fees and expenses related to insurance, legal and external audit. Costs of operating as a stand-alone public company that differ from historical allocations may have an impact on our profitability and operating cash flows. However, our efforts to reduce SG&A costs in 2015 in response to market conditions are expected to result in lower SG&A expenses and the savings from these initiatives are expected to offset the increase in costs due to being a stand-alone public company.

Overview

        We are a market leader in the provision of compression, production and processing products and services that support the production and transportation of oil and natural gas throughout the world. We provide these products and services to a global customer base consisting of companies engaged in all aspects of the oil and natural gas industry, including large integrated oil and natural gas companies, national oil and natural gas companies, independent oil and natural gas producers and oil and natural gas processors, gatherers and pipeline operators. We report our results of operations in the following three reporting business segments: contract operations, aftermarket services and product sales.

        In our contract operations business we own and operate our fleet of natural gas compression equipment and crude oil and natural gas production and processing equipment on behalf of our customers outside of the United States. These services can include engineering, design, procurement, on-site construction and operation of natural gas compression and crude oil or natural gas production and processing facilities for our customers. Our contract operations business is underpinned by long-term commercial contracts with large customers, including several national oil and natural gas companies, which we believe provides us with relatively stable cash flows due to our exposure to the production phase of oil and gas development, compared to drilling and completion related energy service and product providers. We believe our contract operations services generally allow our customers that outsource their compression or production and processing needs to achieve higher production rates than they would achieve with their own operations, resulting in increased revenue for our customers. In addition, outsourcing allows our customers flexibility for their compression and production and processing needs while limiting their capital requirements. These contracts generally involve initial terms ranging from three to five years, and in some cases in excess of 10 years. In many instances, we are able to renew these contracts prior to the expiration of the initial term; in some cases, we may sell the underlying assets to our customers pursuant to purchase options.

        In our aftermarket services business we provide operations, maintenance, overhaul and reconfiguration services outside of the United States to support our customers who own their own compression, production, processing, treating and related equipment. Our services range from routine maintenance services and parts sales to the full operation and maintenance of customer-owned assets. We both seek to couple aftermarket services with our product sales business to provide ongoing services to customers who buy equipment from us and to sell those services to customers who have bought equipment from other companies.

        In our product sales business we design, engineer, manufacture, install and sell natural gas compression packages, as well as equipment used in the production, treating and processing of crude oil and natural gas to customers both in the United States and internationally. We also design, engineer, manufacture and install this equipment for use in our contract operations business. In addition, we combine our products into an integrated solution that we design, engineer, procure and, in certain cases, construct on-site for sale to our customers. We believe the expansive range of products we sell through our global platform enables us to take advantage of the ongoing, worldwide energy infrastructure build-out.

Industry Conditions and Trends

        Our business environment and corresponding operating results are affected by the level of energy industry spending for the exploration, development and production of oil and natural gas reserves. Spending by oil and natural gas exploration and production companies is dependent upon these companies' forecasts regarding the expected future supply, demand and pricing of oil and natural gas products as well as their estimates of risk-adjusted costs to find, develop and produce reserves. Although we believe our contract operations business is typically less impacted by commodity prices than certain other energy products and service providers, changes in oil and natural gas exploration and production spending normally result in changes in demand for our products and services.

        As reported in the BP Energy Outlook 2035, February 2015 edition, global liquids and natural gas consumption are expected to grow annually by approximately 1.2% and 2.6%, respectively, between 2015 and 2020. Global liquids and natural gas consumption are forecast to increase annually by approximately 0.7% and 1.5%, respectively, between 2020 and 2035.

        In addition, according to the BP Energy Outlook 2035, February 2015 edition, global liquids and natural gas production are forecast to grow annually by approximately 1.0% and 2.5%, respectively, between 2015 and 2020. Global liquids and natural gas production are forecast to increase annually by approximately 0.6% and 1.5%, respectively, between 2020 and 2035. The largest growth in liquids production is forecast to come from North America, the Middle East and South and Central America. The largest growth in natural gas production is forecast to come from North America, Asia Pacific and the Middle East.

Our Performance Trends and Outlook

        Our revenue, earnings and financial position are affected by, among other things, market conditions that impact demand and pricing for natural gas compression and oil and natural gas production and processing and our customers' decisions among using our products and services, using our competitors' products and services or owning and operating the equipment themselves.

        Historically, oil and natural gas prices in North America have been volatile. Global oil prices have fallen significantly since the third quarter of 2014. For example, West Texas Intermediate crude oil spot prices as of June 30, 2015 were approximately 44% lower than prices at June 30, 2014. In addition, the Henry Hub spot price for natural gas was $2.80 per MMBtu at June 30, 2015, which was approximately 11% and 36% lower than prices at December 31, 2014 and June 30, 2014, respectively, and the U.S. natural gas liquid composite price was approximately $5.25 per MMBtu for the month of May 2015, which was approximately 7% and 48% lower than prices for the months of December 2014 and June 2014, respectively. During periods of lower oil or natural gas prices, our customers typically decrease their capital expenditures, which generally results in lower activity levels, and as a result the demand or pricing for our contract operations services, natural gas compression equipment and oil and natural gas production and processing equipment could be adversely affected. As a result of the low oil and natural gas price environment in North America, third party booking activity levels for our fabricated products in North America during the three months ended June 30, 2015 were $77.3 million, which represents a decrease of approximately 76% and 72% compared to the three months ended December 31, 2014 and June 30, 2014, respectively, and our North America product sales backlog as of June 30, 2015 was $290.2 million, which represents a decrease of approximately 46% compared to December 31, 2014. We believe these booking levels reflect both our customers' reduced activity levels in response to the decline in commodity prices and caution on the part of our customers as they reset capital budgets and seek to reduce costs.

        Similarly, in international markets, lower oil and gas prices may have a negative impact on the amount of capital investment by our customers in new projects. However, we believe the impact will be less than we expect to experience in North America for two reasons: first, the longer-term fundamentals influencing our international customers' demand and, second, the long-term contracts we have in place with some of those international customers, including for our contract operations services. Growth in our international markets depends in part on international infrastructure projects, many of which are based on longer-term plans of our customers that can be driven by their local market demand and local pricing for natural gas. As a result, we believe our international customers make decisions based on longer-term fundamentals that can be less tied to near term commodity prices than our North American customers. Therefore, we believe the demand for our services and products in international markets will continue, and we expect to have opportunities to grow our international businesses over the long term. In the short term, however, our customers have sought to reduce their capital and operating expenditure requirements due to lower oil and natural gas prices. As a result, the demand and pricing for our services and products in international markets have been adversely impacted. Third party booking activity levels for our fabricated products in international markets during the three months ended June 30, 2015 were $72.3 million, which represents a decrease of approximately 55% and 63% compared to the three months ended December 31, 2014 and June 30, 2014, respectively, and our international market product sales backlog as of June 30, 2015 was $310.3 million, which represents a decrease of approximately 25% compared to December 31, 2014.

        Aggregate third party booking activity levels for our fabricated products in North America and international markets during the three months ended June 30, 2015 were $149.6 million, which represents a decrease of approximately 68% compared to each of the three months ended December 31, 2014 and June 30, 2014. The aggregate product sales backlog for our fabricated products in North America and international markets as of June 30, 2015 was $600.5 million, which represents a decrease of approximately 37% and 27% compared to December 31, 2014 and June 30, 2014, respectively.

        The timing of any change in activity levels by our customers is difficult to predict. As a result, our ability to project the anticipated activity level for our business, and particularly our product sales segment, is limited. If capital spending by our customers remains low, we expect bookings in our product sales business in 2016 to be comparable to or lower than our bookings in 2015. If these reduced booking levels persist for a sustained period, we could experience a material adverse effect on our business, financial condition, results of operations and cash flows.

        Our level of capital spending depends on our forecast for the demand for our products and services and the equipment required to provide services to our customers. We anticipate investing more capital in our contract operations business in 2015 than we did in 2014. The increased investment in our contract operations business during 2015 is driven by large multi-year projects contracted in 2014 that are scheduled to start earning revenue in 2015 and 2016.

Certain Key Challenges and Uncertainties

        Market conditions and competition in the oil and natural gas industry and the risks inherent in international markets continue to represent key challenges and uncertainties. In addition to these challenges, we believe the following represent some of the key challenges and uncertainties we will face in the future:

        Global Energy Markets and Oil and Natural Gas Pricing.    Our results of operations depend upon the level of activity in the global energy markets, including oil and natural gas development, production, processing and transportation. Oil and natural gas prices and the level of drilling and exploration activity can be volatile and have fallen significantly recently. As a result, many producers in the U.S. and other parts of the world, including our customers, have announced reduced capital budgets for this year. If oil and natural gas exploration and development activity and the number of well completions continue to decline due to the reduction in oil and natural gas prices or significant instability in energy markets, we would anticipate a continued decrease in demand and potentially pricing for our natural gas compression and oil and natural gas production and processing equipment and services. For example, unfavorable market conditions or financial difficulties experienced by our customers may result in cancellation of contracts or the delay or abandonment of projects, which could cause our cash flows generated by our products sales and international services to decline and have a material adverse effect on our results of operations and financial condition.

        Execution on Larger Contract Operations and Product Sales Projects.    Some of our projects have a relatively larger size and scope than the majority of our projects, which can translate into more technically challenging conditions or performance specifications for our products and services. Contracts with our customers generally specify delivery dates, performance criteria and penalties for our failure to perform. Any failure to execute such larger projects in a timely and cost effective manner could have a material adverse effect on our business, financial condition, results of operations and cash flows.

        Completion of the Spin-off.    Execution of the spin-off will require significant expense and the time and attention of our management. The spin-off could distract management from the operation of our business and the execution of our other strategic initiatives. Our employees may also be uncertain about their future roles within Exterran Corporation pending the completion of the spin-off, which could lead to departures. Further, if the spin-off is completed, we may not realize the benefits we expect to realize. Any such difficulties could have an adverse effect on our business, results of operations and financial condition. If completed, the spin-off may also expose us to certain risks that could have an adverse effect on our results of operations and financial condition. The spin-off is contingent upon the final approval of Exterran Holdings' board of directors and other conditions, some of which are beyond our control. For this and other reasons, the spin-off may not be completed in the expected timeframe or at all.

        Personnel, Hiring, Training and Retention.    Both in North America and internationally, we believe our ability to grow may be challenged by our ability to hire, train and retain qualified personnel. Although we have been able to satisfy our personnel needs thus far, retaining employees in our industry continues to be a challenge. Our ability to continue our growth will depend in part on our success in hiring, training and retaining these employees.

For the Six Months Ended June 30, 2015 and 2014

Summary of Results

        As discussed in Note 2 to the Condensed Combined Financial Statements, the results from continuing operations for all periods presented exclude the results of our Venezuelan contract operations business. Those results are reflected in discontinued operations for all periods presented.

        Net Income and EBITDA, as adjusted.    We generated net income of $46.0 million and $68.5 million during the six months ended June 30, 2015 and 2014, respectively. The decrease in net income was primarily due to a decrease in gross margin in our contract operations and product sales segments, a $17.2 million decrease in proceeds received from the sale of our Venezuelan subsidiary's assets to PDVSA Gas, an increase in foreign currency losses of $13.3 million, an increase in restructuring and other charges and an increase in long-lived asset impairment. These activities were partially offset by a decrease in selling, general and administrative ("SG&A") expense, a decrease in depreciation and amortization expense and a decrease in income tax expense. Our EBITDA, as adjusted, was $149.0 million and $155.1 million during the six months ended June 30, 2015 and 2014, respectively. EBITDA, as adjusted, decreased primarily due to a decrease in gross margin in our contract operations and product sales segments and an increase of $2.4 million in foreign currency losses excluding the remeasurement of intercompany balances, partially offset by a decrease in SG&A expense. For a reconciliation of EBITDA, as adjusted, to net income (loss), its most directly comparable financial measure calculated and presented in accordance with GAAP, please read "Selected Historical Combined Financial Data—Non-GAAP Financial Measures" of this information statement.

        Results by Business Segment.    The following table summarizes revenue, gross margin and gross margin percentages for each of our business segments (dollars in thousands):

	For the Six Months Ended June 30,
	2015	2014
Revenue:
Contract Operations	$235,941	$245,432
Aftermarket Services	70,275	77,979
Product Sales	708,475	700,415

	$1,014,691	$1,023,826

Gross Margin(1):
Contract Operations	$146,857	$157,898
Aftermarket Services	20,791	20,782
Product Sales	99,571	109,021

	$267,219	$287,701

Gross Margin Percentage(2):
Contract Operations	62%	64%
Aftermarket Services	30%	27%
Product Sales	14%	16%

(1)
Defined as revenue less cost of sales, excluding depreciation and amortization expense. Gross margin, a non-GAAP financial measure, is reconciled, in total, to net income (loss), its most directly comparable financial measure calculated and presented in accordance with GAAP in "Selected Historical Combined Financial Data—Non-GAAP Financial Measures" of this information statement.

(2)
Defined as gross margin divided by revenue.

Operating Highlights

        The following tables summarize our total available horsepower, total operating horsepower, average operating horsepower, horsepower utilization percentages and product sales backlog (in thousands, except percentages):

	For the Six Months Ended June 30,
	2015	2014
Total Available Horsepower (at period end)	1,216	1,248
Total Operating Horsepower (at period end)	938	959
Average Operating Horsepower	959	974
Horsepower Utilization (at period end)	77%	77%

	June 30, 2015	June 30, 2014
Product Sales Backlog(1):
Compressor and Accessory	$150,981	$192,692
Production and Processing	389,037	532,117
Installation	60,479	93,305

Product Sales Backlog	$600,497	$818,114

(1)
Our product sales backlog consists of unfilled orders based on signed contracts and does not include potential product sales pursuant to letters of intent received from customers. We expect that $27.9 million of our product sales backlog as of June 30, 2015 will be recognized after June 30, 2016.

The Six Months Ended June 30, 2015 Compared to the Six Months Ended June 30, 2014

Contract Operations
(dollars in thousands)

	Six Months Ended June 30,
			Increase (Decrease)
	2015	2014
Revenue	$235,941	$245,432	(4)%
Cost of sales (excluding depreciation and amortization expense)	89,084	87,534	2%

Gross margin	$146,857	$157,898	(7)%
Gross margin percentage	62%	64%	(2)%

        The decrease in revenue during the six months ended June 30, 2015 compared to the six months ended June 30, 2014 was primarily due to a $17.8 million decrease in revenue in Brazil primarily related to a project which had little incremental costs that commenced and terminated operations in 2014 and a $4.4 million decrease in revenue in the Eastern Hemisphere primarily driven by revenue decreases in Nigeria and Indonesia. These decreases were partially offset by a $8.3 million increase in revenue in Mexico primarily driven by contracts that commenced or were expanded in scope in 2014 and 2015 and a $6.5 million increase in revenue in Argentina primarily due to higher rates and inflationary cost recoveries billed to customers in the current year period partially offset by the devaluation of the Argentine peso in the current year period. Gross margin and gross margin percentage decreased during the six months ended June 30, 2015 compared to the six months ended June 30, 2014 primarily due to the revenue decrease explained above, excluding the devaluation of the Argentine peso in the current year as the impact on gross margin and gross margin percentage was insignificant. While our gross margin during the six months ended June 30, 2014 benefited from the start-up of a Brazilian project, our contract operations business is capital intensive, and as such, we did have additional incremental costs in the form of depreciation expense, which is excluded from gross margin. Gross margin, a non-GAAP financial measure, is reconciled, in total, to net income (loss), its most directly comparable financial measure calculated and presented in accordance with GAAP in "Selected Historical Combined Financial Data—Non-GAAP Financial Measures" of this information statement.

Aftermarket Services
(dollars in thousands)

	Six Months Ended June 30,
			Increase (Decrease)
	2015	2014
Revenue	$70,275	$77,979	(10)%
Cost of sales (excluding depreciation and amortization expense)	49,484	57,197	(13)%

Gross margin	$20,791	$20,782	0%
Gross margin percentage	30%	27%	3%

        The decrease in revenue during the six months ended June 30, 2015 compared to the six months ended June 30, 2014 was due to decreases in revenue in the Eastern Hemisphere and Latin America of $6.2 million and $1.5 million, respectively. The decrease in revenue in the Eastern Hemisphere was impacted by the sale of our Australian business in December 2014, which resulted in a decrease of $2.4 million in revenue during the six months ended June 30, 2015 compared to the six months ended June 30, 2014. Gross margin remained flat during the six months ended June 30, 2015 compared to the six months ended June 30, 2014. The increase in gross margin percentage during the six months ended June 30, 2015 compared to the six months ended June 30, 2014 was primarily due to the receipt of a settlement from a customer in the Eastern Hemisphere during the six months ended June 30, 2015, which positively impacted revenue and gross margin by $3.7 million and $2.2 million, respectively.

 Product Sales
(dollars in thousands)

	Six Months Ended June 30,
			Increase (Decrease)
	2015	2014
Revenue	$708,475	$700,415	1%
Cost of sales (excluding depreciation and amortization expense)	608,904	591,394	3%

Gross margin	$99,571	$109,021	(9)%
Gross margin percentage	14%	16%	(2)%

        The increase in revenue during the six months ended June 30, 2015 compared to the six months ended June 30, 2014 was due to an increase in revenue in North America and Latin America of $20.7 million and $16.3 million, respectively, partially offset by a decrease in revenue in the Eastern Hemisphere of $28.9 million. The increase in revenue in North America was primarily due to an increase of $32.1 million in installation revenue, partially offset by a decrease of $10.5 million in production and processing equipment revenue. The increase in Latin America revenue was due to an increase of $24.7 million in compression equipment revenue, partially offset by decreases of $4.7 million and $3.7 million in production and processing equipment revenue and installation revenue, respectively. The decrease in Eastern Hemisphere revenue was due to decreases of $23.9 million and $16.9 million in installation revenue and compression equipment revenue, respectively, partially offset by an increase of $11.9 million in production and processing equipment revenue. The decreases in gross margin and gross margin percentage were primarily caused by subcontractor delays during the six months ended June 30, 2015 resulting in schedule extensions and additional costs of $4.3 million associated with projects in the Eastern Hemisphere, an increase of $4.3 million in expense for inventory reserves during the current year period and a shift in product mix in North America during the current year period. These decreases were partially offset by costs charged to one project in North America related to a warranty expense accrual of approximately $11.0 million during the six months ended June 30, 2014.

Costs and Expenses
(dollars in thousands)

	Six Months Ended June 30,
			Increase (Decrease)
	2015	2014
Selling, general and administrative	$114,330	$134,691	(15)%
Depreciation and amortization	75,581	95,157	(21)%
Long-lived asset impairment	10,489	—	n/a
Restructuring and other charges	10,547	—	n/a
Interest expense	826	848	(3)%
Equity in income of non-consolidated affiliates	(10,068)	(9,602)	5%
Other (income) expense, net	11,878	(4,966)	(339)%

        SG&A expense includes expense allocations for certain functions, including allocations of expenses related to executive oversight, accounting, treasury, tax, legal, procurement and information technology services performed by Exterran Holdings on a centralized basis that historically have not been recorded at the segment level. These costs were allocated to us systematically based on specific department function and revenue. Included in SG&A expense during the six months ended June 30, 2015 and 2014 were $28.1 million and $32.0 million, respectively, of corporate expenses incurred by Exterran Holdings. The actual costs we would have incurred if we had been a stand-alone public company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. The decrease in SG&A expense during the six months ended June 30, 2015 compared to the six months ended June 30, 2014 was attributable to a $4.8 million decrease in compensation and benefits costs in Latin America and the Eastern

Hemisphere, a $4.0 million decrease in selling expenses relating to our product sales business in North America, a $3.9 million decrease in corporate expenses allocated to us as discussed above and a $1.8 million decrease in local taxes in Brazil. SG&A as a percentage of revenue was 11% and 13% during the six months ended June 30, 2015 and 2014, respectively.

        Depreciation and amortization expense during the six months ended June 30, 2015 compared to the six months ended June 30, 2014 decreased due to $19.6 million in depreciation of installation costs recognized during the six months ended June 30, 2014 on a contract operations project in Brazil that commenced and terminated operations in 2014. Prior to the start-up of this project, we capitalized $1.9 million and $24.5 million of installation costs during the years ended December 31, 2014 and 2013, respectively. Capitalized installation costs included, among other things, civil engineering, piping, electrical instrumentation and project management costs. Installation costs capitalized on contract operations projects are depreciated over the life of the underlying contract.

        During the six months ended June 30, 2015, we reviewed the future deployment of our idle compression assets used in our contract operations segment for units that were not of the type, configuration, condition, make or model that are cost efficient to maintain and operate. Based on this review, we determined that 29 idle compression units totaling approximately 24,000 horsepower would be retired from the active fleet. The retirement of these units from the active fleet triggered a review of these assets for impairment. As a result, we recorded a $9.1 million asset impairment to reduce the book value of each unit to its estimated fair value. The fair value of each unit was estimated based on either the expected net sale proceeds compared to other fleet units we recently sold and/or a review of other units recently offered for sale by third parties, or the estimated component value of the equipment on each compressor unit that we plan to use.

        During the first quarter of 2015, we evaluated a long-term note receivable from the purchaser of our Canadian Operations for impairment. This review was triggered by an offer from the purchaser of our Canadian Operations to prepay the note receivable at a discount to its current book value. The fair value of the note receivable as of March 31, 2015 was based on the amount offered by the purchaser of our Canadian Operations to prepay the note receivable. The difference between the book value of the note receivable at March 31, 2015 and its fair value resulted in the recording of an impairment of long-lived assets of $1.4 million during the six months ended June 30, 2015. In April 2015, we accepted the offer to early settle this note receivable.

        During the six months ended June 30, 2015, we incurred charges of $4.7 million related to non-cash inventory write-downs associated with the spin-off, of which approximately $4.2 million related to our international contract operations segment and $0.5 million related to our product sales segment. Non-cash inventory write-downs primarily related to the decentralization of shared inventory components between Exterran Holdings' North America contract operations business and our international contract operations business. Additionally, in the second quarter of 2015 we announced a cost reduction plan primarily focused on workforce reductions and the reorganization of certain product sales facilities. These actions were in response to the current market conditions in North America combined with the impact of lower international activity due to customer budget cuts driven by lower oil prices. During the six months ended June 30, 2015, we incurred $5.8 million of restructuring and other charges as a result of this plan, of which $4.0 million related to non-cash write-downs of inventory and $1.8 million related to termination benefits. The non-cash inventory write-downs were the result of our decision to exit the manufacturing of cold weather packages, which had historically been performed at a product sales facility in North America we recently decided to close. The charges incurred in conjunction with the spin-off and cost reduction plan are included in restructuring and other charges in our condensed combined statements of operations. See Note 8 to the Condensed Combined Financial Statements for further discussion of these charges.

        In March 2012, our Venezuelan joint ventures sold their assets to PDVSA Gas. We received payments, including an annual charge, of $10.1 million and $9.8 million during the six months ended June 30, 2015 and 2014, respectively. The remaining principal amount due to us of approximately

$17 million as of June 30, 2015, is payable in quarterly cash installments through the first quarter of 2016. Payments we receive from the sale will be recognized as equity in (income) loss of non-consolidated affiliates in our combined statements of operations in the periods such payments are received.

        The change in other (income) expense, net, was primarily due to a foreign currency loss of $11.1 million during the six months ended June 30, 2015 compared to a gain of $2.2 million during the six months ended June 30, 2014. Our foreign currency losses and gains included a translation loss of $8.0 million during the six months ended June 30, 2015 compared to a translation gain of $2.9 million during the six months ended June 30, 2014, related to the functional currency remeasurement of our foreign subsidiaries' U.S. dollar denominated intercompany obligations. The change in other (income) expense, net, was also due to a $1.5 million increase in losses recognized during the six months ended June 30, 2015 compared to the six months ended June 30, 2014 on short-term investments related to the purchase of $15.3 million and $12.3 million, respectively, of Argentine government issued U.S. dollar denominated bonds using Argentine pesos.

Income Taxes
(dollars in thousands)

	Six Months Ended June 30,
			Increase (Decrease)
	2015	2014
Provision for income taxes	$26,802	$39,641	(32)%
Effective tax rate	50.0%	55.4%	(5.4)%

        The decrease in our income tax expense during the six months ended June 30, 2015 compared to the six months ended June 30, 2014 was primarily attributable to a $17.9 million decrease in pre-tax income and a $4.5 million charge for valuation allowances recorded against net operating losses and withholding tax credits in certain foreign jurisdictions during the six months ended June 30, 2014.

Discontinued Operations
(dollars in thousands)

	Six Months Ended June 30,
			Increase (Decrease)
	2015	2014
Income from discontinued operations, net of tax	$19,122	$36,597	(48)%

        Income from discontinued operations, net of tax, during the six months ended June 30, 2015 and 2014 includes our operations in Venezuela that were expropriated in June 2009, including compensation for expropriation and costs associated with our arbitration proceeding.

        As discussed in Note 2 to the Condensed Combined Financial Statements, in August 2012, our Venezuelan subsidiary sold its previously nationalized assets to PDVSA Gas. We received installment payments, including an annual charge, totaling $18.7 million and $35.9 million during the six months ended June 30, 2015 and 2014, respectively. The remaining principal amount due to us of approximately $99 million as of June 30, 2015, is payable in quarterly cash installments through the third quarter of 2016. We have not recognized amounts payable to us by PDVSA Gas as a receivable and will therefore recognize quarterly payments received in the future as income from discontinued operations in the periods such payments are received. In July 2015, we received an additional installment payment, including an annual charge, of $18.9 million. The proceeds from the sale of the assets are not subject to Venezuelan national taxes due to an exemption allowed under the Venezuelan Reserve Law applicable to expropriation settlements. In addition, and in connection with the sale, we and the Venezuelan government agreed to waive rights to assert certain claims against each other.

For the Years Ended December 31, 2014, 2013 and 2012

Summary of Results

        As discussed in Note 3 to the Combined Financial Statements, the results from continuing operations for all periods presented exclude the results of our Venezuelan contract operations business and Canadian Operations. Those results are reflected in discontinued operations for all periods presented.

        Net Income and EBITDA, as adjusted.    We generated net income of $152.5 million, $152.9 million and $119.4 million during the years ended December 31, 2014, 2013 and 2012, respectively. Net income during the year ended December 31, 2014 compared to the year ended December 31, 2013 was impacted by an increase in depreciation and amortization expense and a $6.5 million loss on short-term investments related to the purchase of Argentine government issued U.S. dollar denominated bonds using Argentine pesos in the current year period, offset by a decrease in income tax expense, an increase in gross margin and a decrease in long-lived asset impairment. The increase in net income during the year ended December 31, 2013 compared to the year ended December 31, 2012 was primarily due to an increase in gross margin in our product sales segment and a decrease in depreciation and amortization expenses, partially offset by an increase in income tax expense and a decrease of $32.7 million in cash payments received from the sale of our Venezuelan joint ventures' assets. Our EBITDA, as adjusted, was $326.7 million, $324.9 million and $216.6 million during the years ended December 31, 2014, 2013 and 2012, respectively. EBITDA, as adjusted, during the year ended December 31, 2014 compared to the year ended December 31, 2013 increased primarily due to higher gross margin as discussed above, partially offset by a $6.5 million loss on short-term investments related to the purchase of Argentine government issued U.S. dollar denominated bonds using Argentine pesos as discussed above. EBITDA, as adjusted, during the year ended December 31, 2013 compared to the year ended December 31, 2012, increased primarily due to higher gross margin in our product sales segment. For a reconciliation of EBITDA, as adjusted, to net income (loss), its most directly comparable financial measure calculated and presented in accordance with GAAP, please read "Selected Historical Combined Financial Data—Non-GAAP Financial Measures" of this information statement.

        Results by Business Segment.    The following table summarizes revenue, gross margin and gross margin percentages for each of our business segments (dollars in thousands):

	Years Ended December 31,
	2014	2013	2012
Revenue:
Contract Operations	$493,853	$476,016	$463,957
Aftermarket Services	162,724	160,672	145,048
Product Sales	1,516,177	1,778,785	1,459,719

	$2,172,754	$2,415,473	$2,068,724

Gross Margin(1):
Contract Operations	$308,445	$279,072	$279,349
Aftermarket Services	42,543	40,328	37,190
Product Sales	245,881	264,116	168,067

	$596,869	$583,516	$484,606

Gross Margin Percentage(2):
Contract Operations	62%	59%	60%
Aftermarket Services	26%	25%	26%
Product Sales	16%	15%	12%

(1)
Defined as revenue less cost of sales, excluding depreciation and amortization expense. Gross margin, a non-GAAP financial measure, is reconciled, in total, to net income (loss), its most directly comparable financial measure calculated and presented in accordance with GAAP in "Selected Historical Combined Financial Data—Non-GAAP Financial Measures" of this information statement.

(2)
Defined as gross margin divided by revenue.

Operating Highlights

        The following tables summarize our total available horsepower, total operating horsepower, average operating horsepower, horsepower utilization percentages and product sales backlog (in thousands, except percentages):

	Years Ended December 31,
	2014	2013	2012
Total Available Horsepower (at period end)	1,236	1,255	1,265
Total Operating Horsepower (at period end)	976	986	1,007
Average Operating Horsepower	969	995	991
Horsepower Utilization (at period end)	79%	79%	80%

	December 31,
	2014	2013	2012
Product Sales Backlog(1):
Compressor and Accessory	$270,297	$157,093	$254,915
Production and Processing	561,153	475,565	563,826
Installation	121,751	46,429	245,573

Product Sales Backlog	$953,201	$679,087	$1,064,314

(1)
Our product sales backlog consists of unfilled orders based on signed contracts and does not include potential product sales pursuant to letters of intent received from customers. We expect that $59.4 million of our product sales backlog as of December 31, 2014 will not be recognized in 2015.

The Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

Contract Operations
(dollars in thousands)

	Years Ended December 31,
			Increase (Decrease)
	2014	2013
Revenue	$493,853	$476,016	4%
Cost of sales (excluding depreciation and amortization expense)	185,408	196,944	(6)%

Gross margin	$308,445	$279,072	11%
Gross margin percentage	62%	59%	3%

        The increase in revenue during the year ended December 31, 2014 compared to the year ended December 31, 2013 was primarily due to a $16.1 million increase in revenue in Brazil primarily related to the start-up of a project in the current year with little incremental costs, an $8.0 million increase in revenue related to contracts that commenced in 2013 in Trinidad and Iraq, a $3.8 million increase in revenue in Mexico primarily due to accelerated revenues associated with a project that terminated in the second quarter of 2014 and a $3.8 million increase in revenue in Indonesia primarily due to an increase in production. These increases in revenue were partially offset by a $7.2 million decrease in revenue in Argentina driven by devaluation of the Argentine peso in the current year partially offset by higher rates in the current year period and a $6.1 million decrease in Colombia primarily due to recognition of revenue with no incremental cost on the termination of a contract during the year ended

December 31, 2013. Gross margin (defined as revenue less cost of sales, excluding depreciation and amortization expense) and gross margin percentage increased during the year ended December 31, 2014 compared to the year ended December 31, 2013 primarily due to the revenue increase explained above, excluding the devaluation of the Argentine peso in the current year as the impact on gross margin and gross margin percentage was insignificant. While our gross margin during the year ended December 31, 2014 benefited from the start-up of a Brazilian project, our contract operations business is capital intensive, and as such, we did have additional incremental costs in the form of depreciation expenses which is excluded from gross margin. Gross margin, a non-GAAP financial measure, is reconciled, in total, to net income (loss), its most directly comparable financial measure calculated and presented in accordance with GAAP in "Selected Historical Combined Financial Data—Non-GAAP Financial Measures" of this information statement.

Aftermarket Services
(dollars in thousands)

	Years Ended December 31,
			Increase (Decrease)
	2014	2013
Revenue	$162,724	$160,672	1%
Cost of sales (excluding depreciation and amortization expense)	120,181	120,344	0%

Gross margin	$42,543	$40,328	5%
Gross margin percentage	26%	25%	1%

        The increase in revenue during the year ended December 31, 2014 compared to the year ended December 31, 2013 was due to increases in revenue in the Eastern Hemisphere and Latin America of $1.1 million and $1.0 million, respectively. Gross margin increased during the year ended December 31, 2014 compared to the year ended December 31, 2013 primarily due to an increase in gross margin in the Eastern Hemisphere of $2.6 million.

Product Sales
(dollars in thousands)

	Years Ended December 31,
			Increase (Decrease)
	2014	2013
Revenue	$1,516,177	$1,778,785	(15)%
Cost of sales (excluding depreciation and amortization expense)	1,270,296	1,514,669	(16)%

Gross margin	$245,881	$264,116	(7)%
Gross margin percentage	16%	15%	1%

        The decrease in revenue during the year ended December 31, 2014 compared to the year ended December 31, 2013 was due to lower revenue in North America, Latin America and the Eastern Hemisphere of $114.7 million, $83.3 million and $64.6 million, respectively. The decrease in revenue in North America was due to a decrease of $143.6 million in installation revenue primarily due to a project for one customer that was completed in 2013 and a decrease of $122.4 million in production and processing equipment revenue, partially offset by a $151.3 million increase in compression equipment revenue. The decrease in Latin America revenue was due to decreases of $59.2 million, $14.0 million and $10.1 million in installation revenue, production and processing equipment revenue and compression equipment revenue, respectively. The decrease in revenue in the Eastern Hemisphere was due to a decrease of $106.4 million in compression equipment revenue, partially offset by increases of $24.0 million and $17.8 million in installation revenue and production and processing equipment revenue, respectively. The decrease in gross margin was primarily caused by the revenue decrease explained above and additional costs charged to one project in North America related to a warranty expense accrual of approximately $7.0 million during the year ended December 31, 2014, partially offset by cost overruns on three large turnkey projects recorded during the year ended December 31, 2013 of approximately $53.0 million. The increase in gross margin percentage was primarily caused by cost overruns on three large turnkey projects recorded during the year ended December 31, 2013, partially offset by additional costs charged to a project in North America related to a warranty expense accrual during the year ended December 31, 2014.

Costs and Expenses
(dollars in thousands)

	Years Ended December 31,
			Increase (Decrease)
	2014	2013
Selling, general and administrative	$267,493	$264,890	1%
Depreciation and amortization	173,803	140,029	24%
Long-lived asset impairment	3,851	11,941	(68)%
Interest expense	1,905	3,551	(46)%
Equity in income of non-consolidated affiliates	(14,553)	(19,000)	(23)%
Other (income) expense, net	7,222	(1,966)	(467)%

        SG&A expense includes expense allocations for certain functions, including allocations of expenses related to executive oversight, accounting, treasury, tax, legal, procurement and information technology services performed by Exterran Holdings on a centralized basis that historically have not been recorded at the segment level. These costs were allocated to us systematically based on specific department function and revenue. Included in SG&A expense during the years ended December 31, 2014 and 2013 were $68.3 million and $62.6 million, respectively, of corporate expenses incurred by Exterran Holdings. The actual costs we would have incurred if we had been a stand-alone public company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. SG&A as a percentage of revenue was 12% and 11% during the years ended December 31, 2014 and 2013, respectively.

        Depreciation and amortization expense during the year ended December 31, 2014 compared to the year ended December 31, 2013 increased primarily due to $26.4 million of depreciation of installation costs recognized during 2014 on a contract operations project in Brazil that commenced and terminated operations in 2014. Prior to the start-up of this project, we capitalized $1.9 million and $24.5 million of installation costs during the year ended December 31, 2014 and 2013, respectively. Capitalized installation costs included, among other things, civil engineering, piping, electrical instrumentation and project management costs. Installation costs capitalized on contract operations projects are depreciated over the life of the underlying contract. In addition, depreciation expense increased due to property, plant and equipment additions.

        During the year ended December 31, 2014, we evaluated the future deployment of our idle fleet and determined to retire approximately 20 idle compressor units, representing approximately 18,000 horsepower, previously used to provide services in our contract operations segment. As a result, we performed an impairment review and recorded a $2.8 million asset impairment to reduce the book value of each unit to its estimated fair value. The fair value of each unit was estimated based on the estimated component value of the equipment we plan to use.

        In connection with our fleet review during 2014, we evaluated for impairment idle units that had been culled from our fleet in prior years and were available for sale. Based upon that review, we reduced the expected proceeds from disposition for certain of the remaining units. This resulted in an additional impairment of $1.1 million to reduce the book value of each unit to its estimated fair value.

        In July 2013, as part of our continued emphasis on simplification and focus on our core business, we sold the entity that owned our product sales facility in the United Kingdom. As a result, we recorded impairment charges of $11.9 million during the year ended December 31, 2013.

        The decrease in interest expense during the year ended December 31, 2014 compared to the year ended December 31, 2013 was primarily due to a decrease in letters of credit issued for performance guarantees.

        In March 2012, our Venezuelan joint ventures sold their assets to PDVSA Gas. We received payments, including an annual charge, of $14.7 million and $19.0 million during the years ended December 31, 2014 and 2013, respectively. The remaining principal amount due to us of approximately $26 million as of December 31, 2014, is payable in quarterly cash installments through the first quarter of 2016. In January 2015, we received an installment payment, including an annual charge, of $5.0 million that was due to us in December 2014. Payments we receive from the sale will be recognized as equity in (income) loss of non-consolidated affiliates in our combined statements of operations in the periods such payments are received.

        The change in other (income) expense, net, was primarily due to a $6.5 million loss recognized during the year ended December 31, 2014 on short-term investments related to the purchase of $24.3 million of Argentine government issued U.S. dollar denominated bonds using Argentine pesos and an increase of $5.8 million in foreign currency losses in the current year period. Foreign currency losses included translation losses of $3.6 million and $4.3 million during the years ended December 31, 2014 and 2013, respectively, related to the functional currency remeasurement of our foreign subsidiaries' U.S. dollar denominated intercompany obligations.

Income Taxes
(dollars in thousands)

	Years Ended December 31,
			Increase (Decrease)
	2014	2013
Provision for income taxes	$77,833	$97,367	(20)%
Effective tax rate	49.5%	52.9%	(3.4)%

        Our effective tax rate is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amounts of income we earn, or losses we incur, in those jurisdictions. It is also affected by discrete items that may occur in any given year but are not consistent from year to year. In addition to net state income taxes, the following items had the most significant impact on the difference between our statutory U.S. federal income tax rate of 35.0% and our effective tax rate.

        For the year ended December 31, 2014:

  •
  A $31.3 million (19.9%) increase resulting primarily from foreign withholding taxes, decreases in available net operating losses mostly related to our subsidiaries in the Netherlands, and negative impacts of foreign currency devaluations in Argentina and Mexico. The increase includes a reduction resulting from rate differences between U.S. and non-U.S. jurisdictions primarily related to income we earned in Oman, Mexico and Thailand where the rates are 12.0%, 30.0% and 20.0%, respectively.

  •
  A $7.9 million (5.0%) increase resulting from valuation allowances primarily recorded against deferred tax assets for net operating losses of our subsidiaries in Brazil, Italy and the

    Netherlands. The increase includes a reduction in valuation allowances related to decreases in available net operating losses mostly related to our subsidiaries in the Netherlands.

  •
  A $10.9 million (7.0%) reduction resulting from claiming foreign taxes as credits primarily for foreign withholding taxes. The foreign tax credits are available to offset future payments of U.S. federal income taxes.

  •
  A $5.2 million (3.3%) reduction due to $14.7 million of nontaxable proceeds from sale of joint venture assets in Venezuela.

        For the year ended December 31, 2013:

  •
  A $28.5 million (15.5%) increase resulting primarily from foreign withholding taxes and negative impacts of foreign currency devaluations in Argentina.

  •
  A $22.8 million (12.4%) increase resulting from valuation allowances primarily recorded against deferred tax assets for net operating losses of our subsidiaries in Brazil, Italy and the Netherlands.

  •
  A $16.4 million (8.9%) reduction resulting from claiming foreign taxes as credits primarily for foreign withholding taxes. The foreign tax credits are available to offset future payments of U.S. federal income taxes.

  •
  A $6.7 million (3.6%) reduction due to $19.0 million of nontaxable proceeds from sale of joint venture assets.

Discontinued Operations
(dollars in thousands)

	Years Ended December 31,
			Increase (Decrease)
	2014	2013
Income from discontinued operations, net of tax	$73,198	$66,149	11%

        Income from discontinued operations, net of tax, during the years ended December 31, 2014 and 2013 includes our operations in Venezuela that were expropriated in June 2009, including compensation for expropriation and costs associated with our arbitration proceeding, and results from our Canadian Operations.

        As discussed in Note 3 to the Combined Financial Statements, in August 2012, our Venezuelan subsidiary sold its previously nationalized assets to PDVSA Gas. We received installment payments, including an annual charge, totaling $72.6 million and $69.3 million during the years ended December 31, 2014 and 2013, respectively. The remaining principal amount due to us of approximately $116 million as of December 31, 2014, is payable in quarterly cash installments through the third quarter of 2016. We have not recognized amounts payable to us by PDVSA Gas as a receivable and will therefore recognize quarterly payments received in the future as income from discontinued operations in the periods such payments are received. The proceeds from the sale of the assets are not subject to Venezuelan national taxes due to an exemption allowed under the Venezuelan Reserve Law applicable to expropriation settlements. In addition, and in connection with the sale, we and the Venezuelan government agreed to waive rights to assert certain claims against each other.

        In June 2012, we committed to a plan to sell our Canadian Operations. In connection with the planned disposition, we recorded impairment charges totaling $6.4 million during the year ended December 31, 2013. As discussed in Note 3 to the Combined Financial Statements, in July 2013, we completed the sale of our Canadian Operations.

The Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Contract Operations
(dollars in thousands)

	Years Ended December 31,
			Increase (Decrease)
	2013	2012
Revenue	$476,016	$463,957	3%
Cost of sales (excluding depreciation and amortization expense)	196,944	184,608	7%

Gross margin	$279,072	$279,349	0%
Gross margin percentage	59%	60%	(1)%

        The increase in revenue during the year ended December 31, 2013 compared to the year ended December 31, 2012 was primarily due to rate increases in Argentina and Indonesia that provided $32.7 million of additional revenue in 2013 and increases in revenue in Mexico and Bahrain of $17.7 million primarily due to contracts that commenced or were expanded in scope in 2012 and 2013. These increases were partially offset by a $37.1 million decrease in revenue in Brazil primarily as a result of the recognition of revenue with little incremental cost on terminated contracts during the prior year period. Gross margin (defined as revenue less cost of sales, excluding depreciation and amortization expense) percentage during the year ended December 31, 2013 compared to the year ended December 31, 2012 decreased due to the recognition of revenue on terminated contracts in Brazil during the year ended December 31, 2012 mentioned above, partially offset by the rate increases mentioned above. While our gross margin during the year ended December 31, 2012 benefited from the recognition of revenue with little incremental cost on terminated contracts, our contract operations business is capital intensive, and as such, we did have additional incremental costs in the form of depreciation expense which is excluded from gross margin. Gross margin, a non-GAAP financial measure, is reconciled, in total, to net income (loss), its most directly comparable financial measure calculated and presented in accordance with GAAP in "Selected Historical Combined Financial Data—Non-GAAP Financial Measures" of this information statement.

Aftermarket Services
(dollars in thousands)

	Years Ended December 31,
			Increase (Decrease)
	2013	2012
Revenue	$160,672	$145,048	11%
Cost of sales (excluding depreciation and amortization expense)	120,344	107,858	12%

Gross margin	$40,328	$37,190	8%
Gross margin percentage	25%	26%	(1)%

        The increase in revenue during the year ended December 31, 2013 compared to the year ended December 31, 2012 was due to increases in revenue in the Eastern Hemisphere and Latin America of $8.9 million and $6.7 million, respectively. Gross margin increased during the year ended December 31, 2013 compared to the year ended December 31, 2012 due to an increase in gross margin in Latin America, partially offset by lower gross margins on work performed in the Eastern Hemisphere during the year ended December 31, 2013.

 Product Sales
(dollars in thousands)

	Years Ended December 31,
			Increase (Decrease)
	2013	2012
Revenue	$1,778,785	$1,459,719	22%
Cost of sales (excluding depreciation and amortization expense)	1,514,669	1,291,652	17%

Gross margin	$264,116	$168,067	57%
Gross margin percentage	15%	12%	3%

        The increase in revenue during the year ended December 31, 2013 compared to the year ended December 31, 2012 was due to higher revenue in the Eastern Hemisphere, North America and Latin America of $188.9 million, $81.2 million and $49.0 million, respectively. The increase in revenue in the Eastern Hemisphere was due to increases of $114.3 million, $38.9 million and $35.7 million in compression equipment revenue, production and processing equipment revenue and installation revenue, respectively. The increase in North America revenue was due to increases of $80.7 million and $88.4 million in installation revenue and production and processing equipment revenue, respectively, partially offset by an $87.9 million decrease in compression equipment revenue. The increase in Latin America revenue was primarily due to an increase in installation revenue of $54.4 million. The increases in gross margin and gross margin percentage were primarily caused by the revenue increase explained above, a reduction in operating expenses from the implementation of profitability improvement initiatives and improved pricing associated with projects in North America and the Eastern Hemisphere. These improvements in results were partially offset by cost overruns on three large turnkey projects during the year ended December 31, 2013 of approximately $53.0 million.

Costs and Expenses
(dollars in thousands)

	Years Ended December 31,
			Increase (Decrease)
	2013	2012
Selling, general and administrative	$264,890	$269,812	(2)%
Depreciation and amortization	140,029	167,499	(16)%
Long-lived asset impairment	11,941	5,197	130%
Restructuring charges	—	3,892	(100)%
Interest expense	3,551	5,318	(33)%
Equity in income of non-consolidated affiliates	(19,000)	(51,483)	(63)%
Other (income) expense, net	(1,966)	5,638	(135)%

        SG&A expense includes expense allocations for certain functions performed by Exterran Holdings, including allocations of expenses related to executive oversight, accounting, treasury, tax, legal, procurement and information technology services performed by Exterran Holdings on a centralized basis that historically have not been recorded at the segment level. These costs were allocated to us systematically based on specific department function and revenue. Included in our SG&A expense during the years ended December 31, 2013 and 2012 were $62.6 million and $63.3 million, respectively, of corporate expenses incurred by Exterran Holdings. The actual costs we would have incurred if we had been a stand-alone public company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, such as information technology and infrastructure. The decrease in SG&A expense during the year ended December 31, 2013 compared to the year ended December 31, 2012 was primarily due to a $5.3 million decrease in bad debt expense.

SG&A as a percentage of revenue was 11% and 13% during the years ended December 31, 2013 and 2012, respectively.

        Depreciation and amortization expense during the year ended December 31, 2013 compared to the year ended December 31, 2012 decreased primarily due to reduced depreciation expense on terminated contract operations projects in Brazil.

        In July 2013, as part of our continued emphasis on simplification and focus on our core business, we sold the entity that owned our product sales facility in the United Kingdom. As a result, we recorded impairment charges of $11.9 million during the year ended December 31, 2013.

        During the year ended December 31, 2012, as part of our continued emphasis on simplification and focus on our core businesses, we committed to a plan to dispose of certain offshore assets located in Trinidad. As a result, we performed an impairment review and recorded a $3.2 million asset impairment to reduce the book value of these assets to their estimated fair value. The fair value was estimated based on the expected net sale proceeds.

        In 2012, we committed to a plan to sell the entity that owned our product sales facility in the United Kingdom. As a result, we recorded impairment charges of $1.5 million during the year ended December 31, 2012.

        During the year ended December 31, 2012, we evaluated other long-lived assets for impairment and recorded long-lived asset impairments of $0.5 million on these assets.

        In November 2011, we announced a workforce cost reduction program across all of our business segments as a first step in a broader overall profit improvement initiative. These actions were the result of a review of our cost structure aimed at identifying ways to reduce our ongoing operating costs and adjust the size of our workforce to be consistent with then current and expected activity levels. A significant portion of the workforce cost reduction program was completed in 2011, with the remainder completed in 2012. During the year ended December 31, 2012, we incurred $3.9 million of restructuring charges primarily related to termination benefits and consulting services.

        The decrease in interest expense during the year ended December 31, 2013 compared to the year ended December 31, 2012 was primarily due to a decrease in letters of credit issued for performance guarantees.

        In March 2012, our Venezuelan joint ventures sold their assets to PDVSA Gas. We received payments, including an annual charge, of $19.0 million and $51.7 million during the years ended December 31, 2013 and 2012, respectively. The remaining principal amount due to us is payable in quarterly cash installments through the first quarter of 2016. Payments we receive from the sale will be recognized as equity in (income) loss of non-consolidated affiliates in our combined statements of operations in the periods such payments are received.

        The change in other (income) expense, net, during the year ended December 31, 2013 compared to the year ended December 31, 2012 was primarily due to a decrease of $5.2 million in foreign currency losses and a $2.8 million increase in gain on sale of property, plant and equipment. Foreign currency losses during the year ended December 31, 2013 and 2012 included translation losses of $4.3 million and $7.4 million, respectively, related to the functional currency remeasurement of our foreign subsidiaries' U.S. dollar denominated intercompany obligations.

 Income Taxes
(dollars in thousands)

	Years Ended December 31,
			Increase (Decrease)
	2013	2012
Provision for income taxes	$97,367	$26,226	271%
Effective tax rate	52.9%	33.3%	19.6%

        Our effective tax rate is affected by recurring items, such as tax rates in foreign jurisdictions and the relative amounts of income we earn, or losses we incur, in those jurisdictions. It is also affected by discrete items that may occur in any given year but are not consistent from year to year. In addition to net state income taxes, the following items had the most significant impact on the difference between our statutory U.S. federal income tax rate of 35.0% and our effective tax rate.

        For the year ended December 31, 2013:

  •
  A $28.5 million (15.5%) increase resulting primarily from foreign withholding taxes and negative impacts of foreign currency devaluations in Argentina.

  •
  A $22.8 million (12.4%) increase resulting from valuation allowances primarily recorded against deferred tax assets for net operating losses of our subsidiaries in Brazil, Italy and the Netherlands.

  •
  A $16.4 million (8.9%) reduction resulting from claiming foreign taxes as credits primarily for foreign withholding taxes. The foreign tax credits are available to offset future payments of U.S. federal income taxes.

  •
  A $6.7 million (3.6%) reduction due to $19.0 million of nontaxable proceeds from sale of joint venture assets in Venezuela.

        For the year ended December 31, 2012:

  •
  An $18.0 million (22.9%) reduction due to $51.7 million of nontaxable proceeds from sale of joint venture assets in Venezuela.

  •
  A $9.9 million (12.6%) reduction resulting from claiming foreign taxes as credits primarily for foreign withholding taxes. The foreign tax credits are available to offset future payments of U.S. federal income taxes.

  •
  A $14.6 million (18.6%) increase resulting primarily from foreign withholding taxes.

  •
  A $14.6 million (18.6%) increase resulting from valuation allowances primarily recorded against deferred tax assets for net operating losses of our subsidiaries in Brazil, Kazakhstan and the Netherlands.

Discontinued Operations
(dollars in thousands)

	Years Ended December 31,
			Increase (Decrease)
	2013	2012
Income from discontinued operations, net of tax	$66,149	$66,843	(1)%

        Income from discontinued operations, net of tax, during the years ended December 31, 2013 and 2012 includes our operations in Venezuela that were expropriated in June 2009, including compensation for expropriation and costs associated with our arbitration proceeding, and results from our Canadian Operations.

        As discussed in Note 3 to the Combined Financial Statements, in June 2009, PDVSA assumed control over substantially all of our assets and operations in Venezuela. In August 2012, our Venezuelan subsidiary sold its previously nationalized assets to PDVSA Gas for a purchase price of approximately $441.7 million. We received an initial payment of $176.7 million in cash at closing, of which we remitted $50.0 million to repay the amount we collected in January 2010 under the terms of an insurance policy we maintained for the risk of expropriation. We received installment payments, including an annual charge, totaling $69.3 million and $16.8 million during the years ended December 31, 2013 and 2012, respectively. The remaining principal amount due to us is payable in quarterly cash installments through the third quarter of 2016. We have not recognized amounts payable to us by PDVSA Gas as a receivable and will therefore recognize quarterly payments received in the future as income from discontinued operations in the periods such payments are received. We therefore recorded a reduction in previously unrecognized tax benefits, resulting in a $15.5 million benefit reflected in income (loss) from discontinued operations, net of tax, in our combined statements of operations during the year ended December 31, 2012.

        In June 2012, we committed to a plan to sell our Canadian Operations. In connection with the planned disposition, we recorded impairment charges totaling $6.4 million and $80.2 million during the years ended December 31, 2013 and 2012, respectively. As discussed in Note 3 to the Combined Financial Statements, in July 2013, we completed the sale of our Canadian Operations.

Liquidity and Capital Resources

        Our unrestricted cash balance was $23.0 million at June 30, 2015 compared to $39.4 million at December 31, 2014. Working capital increased to $533.5 million at June 30, 2015 from $481.6 million at December 31, 2014. The increase in working capital was primarily due to a decrease in accounts payable, a decrease in accrued liabilities, a decrease in billings on uncompleted contracts in excess of costs and estimated earnings and a decrease in deferred revenue, partially offset by decreases in accounts receivable and cash. The decrease in accounts payable was primarily caused by the timing of payments to vendors in North America. The decrease in accrued liabilities was primarily due to a decrease in accrued compensation and benefits. The decrease in accounts receivable was primarily driven by the timing of payments received from customers in Mexico during the current year period.

        Our cash flows from operating, investing and financing activities, as reflected in the condensed combined statements of cash flows, are summarized in the table below (in thousands):

	Six Months Ended June 30,
	2015	2014
Net cash provided by (used in) continuing operations:
Operating activities	$45,564	$29,479
Investing activities	(62,160)	(49,417)
Financing activities	(17,583)	6,877
Effect of exchange rate changes on cash and cash equivalents	(783)	(4,000)
Discontinued operations	18,650	35,629

Net change in cash and cash equivalents	$(16,312)	$18,568

        Operating Activities.    The increase in net cash provided by operating activities during the six months ended June 30, 2015 compared to the six months ended June 30, 2014 was primarily due to lower current period increases in working capital and a decrease in SG&A expense, partially offset by a decrease in gross margin in our contract operations and product sales segments. Working capital changes during the six months ended June 30, 2015 compared to the six months ended June 30, 2014 were primarily driven by a decrease of $40.2 million in accounts receivable during the six months ended

June 30, 2015 compared to an increase of $15.7 million during the six months ended June 30, 2014 and a decrease of $2.9 million in deferred revenue during the six months ended June 30, 2015 compared to a decrease of $30.5 million during the six months ended June 30, 2014. These activities were partially offset by a decrease of $63.8 million in accounts payable and other liabilities during the six months ended June 30, 2015 compared to a decrease of $12.5 million during the six months ended June 30, 2014.

        Investing Activities.    The increase in net cash used in investing activities during the six months ended June 30, 2015 compared to the six months ended June 30, 2014 was primarily attributable to a $15.7 million increase in capital expenditures, partially offset by $5.4 million of net proceeds received from the settlement of our outstanding note receivable for the sale of our Canadian Operations in the current year period.

        Financing Activities.    The increase in net cash used in financing activities during the six months ended June 30, 2015 compared to the six months ended June 30, 2014 was attributable to net distributions to Exterran Holdings of $17.6 million during the current year period compared to net contributions from Exterran Holdings of $6.9 million during the prior year period. The increase in net distributions to Exterran Holdings was primarily due to an increase in cash provided by operating activities during the six months ended June 30, 2015 compared to the six months ended June 30, 2014. After the completion of the spin-off, we do not expect to continue making distributions to Archrock or receiving contributions from Archrock.

        Discontinued Operations.    The decrease in net cash provided by discontinued operations during the six months ended June 30, 2015 compared to the six months ended June 30, 2014 was attributable to a $17.2 million decrease in proceeds received from the sale of our Venezuelan subsidiary's assets to PDVSA Gas.

        Our unrestricted cash balance was $39.4 million at December 31, 2014 compared to $35.2 million at December 31, 2013. Working capital increased to $481.6 million at December 31, 2014 from $372.2 million at December 31, 2013. The increase in working capital was primarily due to an increase in accounts receivable, a decrease in accrued liabilities, a decrease in deferred revenue, an increase in current deferred income taxes and a decrease in billings on uncompleted contracts in excess of costs and estimated earnings, partially offset an increase in accounts payable. The increase in accounts receivable was primarily due to increased activity on contract operations projects in Mexico in the current year period and the timing of billings on product sales projects in North America and Singapore, partially offset by a payment received during the year ended December 31, 2014 relating to a rate adjustment in Argentina that was outstanding as of December 31, 2013. The decrease in accrued liabilities was primarily due to a decrease in accrued income and other taxes.

        Our cash flows from operating, investing and financing activities, as reflected in the combined statements of cash flows, are summarized in the table below (in thousands):

	Years Ended December 31,
	2014	2013
Net cash provided by (used in) continuing operations:
Operating activities	$145,098	$164,420
Investing activities	(129,787)	(59,917)
Financing activities	(79,273)	(182,685)
Effect of exchange rate changes on cash and cash equivalents	(3,925)	(1,487)
Discontinued operations	72,054	80,696

Net change in cash and cash equivalents	$4,167	$1,027

        Operating Activities.    The decrease in net cash provided by operating activities during the year ended December 31, 2014 compared to the year ended December 31, 2013 was primarily due to higher current period increases in working capital and a decrease in gross margin in our product sales segment, partially offset by an increase in gross margin in our contract operations segment.

        Investing Activities.    The increase in net cash used in investing activities during the year ended December 31, 2014 compared to the year ended December 31, 2013 was primarily attributable to a $57.7 million increase in capital expenditures and a $9.0 million decrease in proceeds from sale of property, plant and equipment.

        Financing Activities.    The decrease in net cash used in financing activities during the year ended December 31, 2014 compared to the year ended December 31, 2013 was attributable to a $103.4 million decrease in net distributions to parent. The decrease in net distributions to parent was primarily due to an increase in cash used in investing activities and a decrease in cash provided by operating activities in the year ended December 31, 2014 as compared to the year ended December 31, 2013. After the completion of the spin-off, we do not expect to continue making distributions to parent.

        Discontinued Operations.    The decrease in net cash provided by discontinued operations during the year ended December 31, 2014 compared to year ended December 31, 2013 was primarily attributable to proceeds of $12.3 million received from the sale of our Canadian Operations during the year ended December 31, 2013, partially offset by a $3.3 million increase in proceeds received from the sale of our Venezuelan subsidiary's assets to PDVSA Gas in the current year.

        Capital Requirements.    Our contract operations business is capital intensive, requiring significant investment to maintain and upgrade existing operations. Our capital spending is primarily dependent on the demand for our contract operations services and the availability of the type of equipment required for us to render those contract operations services to our customers. Our capital requirements have consisted primarily of, and we anticipate will continue to consist of, the following:

  •
  growth capital expenditures, which are made to expand or to replace partially or fully depreciated assets or to expand the operating capacity or revenue generating capabilities of existing or new assets, whether through construction, acquisition or modification; and

  •
  maintenance capital expenditures, which are made to maintain the existing operating capacity of our assets and related cash flows further extending the useful lives of the assets.

        The majority of our growth capital expenditures are related to the acquisition cost of new compressor units and processing and treating equipment that we add to our fleet and installation costs on integrated projects. In addition, growth capital expenditures can also include the upgrading of major components on an existing compressor unit where the current configuration of the compressor unit is no longer in demand and the compressor is not likely to return to an operating status without the capital expenditures. These latter expenditures substantially modify the operating parameters of the compressor unit such that it can be used in applications for which it previously was not suited. Maintenance capital expenditures are related to major overhauls of significant components of a compressor unit, such as the engine, compressor and cooler, that return the components to a like new condition, but do not modify the applications for which the compressor unit was designed.

        Growth capital expenditures were $97.9 million, $36.5 million and $107.7 million during the years ended December 31, 2014, 2013 and 2012, respectively. The increase in growth capital expenditures during the year ended December 31, 2014 compared to the year ended December 31, 2013 was primarily due to an increase in investment in new compression equipment in Latin America and an increase in installation expenditures on integrated projects in Brazil and Mexico. The decrease in growth capital expenditures during the year ended December 31, 2013 compared to the year ended December 31, 2012 was primarily due to decreases in installation expenditures on integrated projects in the Eastern Hemisphere and Latin America and a decrease in expenditures to upgrade major components on existing compressor units in Mexico.

        Maintenance capital expenditures were $24.4 million, $21.6 million and $22.5 million in the years ended December 31, 2014, 2013 and 2012, respectively. Maintenance capital expenditures remained relatively flat primarily as a result of routine scheduled overhaul activities. We intend to grow our business both organically and through acquisitions. If we are successful in growing our business in the future, we would expect our maintenance capital expenditures to increase over the long term.

        We generally invest funds necessary to fabricate contract operations fleet additions when our idle equipment cannot be reconfigured to economically fulfill a project's requirements and the new equipment expenditure is expected to generate economic returns over its expected useful life that exceeds our targeted return on capital. We currently plan to spend approximately $170 million to $195 million in capital expenditures during 2015, including (1) approximately $105 million to $115 million on contract operations growth capital expenditures and (2) approximately $25 million to $35 million on equipment maintenance capital related to our contract operations business.

        Historically, we have financed capital expenditures primarily with net cash provided by operating activities. Our ability to access the capital markets may be restricted at a time when we would like, or need, to do so, which could have an adverse impact on our ability to maintain our operations and to grow. Inability to borrow additional amounts from capital markets could limit our ability to fund our future growth and operations. Based on current market conditions, we expect that net cash provided by operating activities and borrowings available under our new credit facility will be sufficient to finance our operating expenditures and capital expenditures through December 31, 2015; however, to the extent it is not, we may seek additional debt financing. In addition, to provide us with additional liquidity following the spin-off, Exterran Corporation and EESLP entered into a $925.0 million credit agreement, consisting of a $680.0 million revolving credit facility and a $245.0 million term loan facility, which will become available in connection with the completion of the spin-off on or prior to January 4, 2016. Please read "Description of Material Indebtedness." At or prior to the spin-off, on a pro forma basis as of June 30, 2015, we would have transferred $539.0 million of the proceeds from our new credit facility to Exterran Holdings to allow Exterran Holdings to repay a portion of its indebtedness. As of June 30, 2015, on a pro forma basis after giving effect to the financing transactions, the transfer of the proceeds from our new credit facility to Exterran Holdings and approximately $91.4 million of outstanding letters of credit, we would have had available borrowing capacity of $281.8 million under our new credit facility.

        As of June 30, 2015, Exterran Holdings and its subsidiaries (other than Exterran Partners and its subsidiaries) had approximately $707 million of debt outstanding, including approximately $357 million of outstanding borrowings under its existing credit facility. Subsequent to June 30, 2015 and prior to the completion of the spin-off, Exterran Holdings expects to incur additional borrowings under its existing credit facility of between $40 million and $50 million to finance expenses related to the completion of the spin-off and related financing transactions, which will increase the amount we borrow under our new credit facility and transfer to Exterran Holdings.

        Pursuant to the separation and distribution agreement, in connection with the internal distribution, EESLP will contribute to a subsidiary of Archrock the right to receive payments based on a notional amount corresponding to payments received by our subsidiaries from PDVSA Gas in respect of the sale of our previously nationalized assets promptly after our subsidiaries collect such amounts until Archrock's subsidiary has received an aggregate amount of such payments equal to the lesser of (x) $150.0 million, less the aggregate amount of installment payments received from PDVSA Gas by Exterran Holdings and its subsidiaries after August 31, 2015 but before the completion of the spin-off, plus the aggregate amount of all reimbursable expenses incurred by Archrock and its subsidiaries in connection with recovering any default installment payments directly from PDVSA Gas following the completion of the spin-off or (y) $150.0 million.

        In addition, pursuant to the separation and distribution agreement, EESLP will use its commercially reasonable efforts to complete one or more unsecured debt offerings or equity issuances resulting in aggregate gross cash proceeds of at least $250.0 million on the terms described in the credit agreement (such transaction, a "qualified capital raise") on or before the maturity date of our $245.0 million term loan facility, which is currently expected to be the second anniversary of the completion of the spin-off or as soon as practicable thereafter. In connection with the internal distribution, EESLP will contribute to a subsidiary of Archrock the right to receive, promptly following the occurrence of such qualified capital raise, a $25.0 million cash payment.

        Of our unrestricted cash balance at June 30, 2015 of $23.0 million, $22.8 million was held by our foreign subsidiaries. We have not provided for U.S. federal income taxes on indefinitely (or permanently) reinvested cumulative earnings of approximately $632.9 million generated by our non-U.S. subsidiaries as of June 30, 2015. Those earnings are from ongoing operations and will be used to fund international growth. In the event of a distribution of those earnings to the U.S. in the form of dividends, we may be subject to both foreign withholding taxes and U.S. federal income taxes net of allowable foreign tax credits. We do not believe that the cash held by our foreign subsidiaries has an adverse impact on our liquidity because we expect that the cash we generate in the U.S. and the anticipated available borrowing capacity under our new credit facility, as well as the repayment of intercompany liabilities from our foreign subsidiaries, will be sufficient to fund the cash needs of our U.S. operations for the foreseeable future.

        Argentina's current regulations restrict foreign exchange, including exchanging Argentine pesos for U.S. dollars in certain cases, and we are unable to freely repatriate cash from Argentina. Therefore, the cash flow from our operations in Argentina may not be a reliable source of funding for our operations outside of Argentina, which could limit our ability to grow. Restrictions on our ability to exchange Argentine pesos for U.S. dollars subject us to risk of currency devaluation on future earnings in Argentina. During the six months ended June 30, 2015 and the year ended December 31, 2014, we used Argentine pesos to purchase certain short-term investments in Argentine government issued U.S. dollar denominated bonds. The effective peso to U.S. dollar exchange rate embedded in the purchase price of $15.3 million and $24.3 million of bonds purchased during the six months ended June 30, 2015 and the year ended December 31, 2014, respectively, resulted in our recognition of a loss of $3.9 million and $6.5 million, respectively, which is included in other (income) expense, net, in our combined statements of operations. In future periods, we may seek to use Argentine pesos to purchase certain short-term investments in Argentine government issued U.S. dollar denominated bonds, which may result in transaction losses due to the effective peso to U.S. dollar exchange rate embedded in the purchase price of such bonds. As of June 30, 2015 and December 31, 2014, $4.4 million and $16.0 million, respectively, of our cash was in Argentina.

        New Credit Facility.    On October 5, 2015, Exterran Corporation and EESLP entered into the new credit facility, which will become available in connection with the completion of the spin-off on or prior to January 4, 2016. In connection with the spin-off, EESLP will become our wholly owned subsidiary, and we intend to transfer the net proceeds from the borrowings under the new credit facility to Exterran Holdings to allow it to repay a portion of its indebtedness.

        Contractual Obligations.    The following table summarizes our cash contractual obligations as of December 31, 2014 and the effect such obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

	Total	2015	2016 - 2017	2018 - 2019	Thereafter
Purchase commitments	$506,394	$505,878	$516	$—	$—
Capital leases	1,107	—	463	468	176
Facilities and other operating leases	39,477	8,402	10,993	4,777	15,305

Total contractual obligations	$546,978	$514,280	$11,972	$5,245	$15,481

        At December 31, 2014, $8.4 million of unrecognized tax benefits (including discontinued operations) have been recorded as liabilities in accordance with the accounting standard for income taxes related to uncertain tax positions and we are uncertain as to if or when such amounts may be settled. Related to these unrecognized tax benefits, we have also recorded a liability for potential penalties and interest (including discontinued operations) of $3.2 million.

Off-Balance Sheet Arrangements

        Borrowings under Exterran Holdings' $900.0 million senior secured revolving credit facility due in July 2016 are guaranteed by certain of our and Exterran Holdings' domestic subsidiaries. Our guarantees of borrowings under the existing credit facility are secured by substantially all of the personal property assets and certain real property assets of our Significant Domestic Subsidiaries (as defined in the credit agreement) and 65% of the equity interests in certain of our first-tier foreign subsidiaries. As of June 30, 2015, Exterran Holdings had $356.5 million in outstanding borrowings under the existing credit facility.

        All of our existing subsidiaries that guarantee indebtedness under the existing credit facility also guarantee Exterran Holdings' $350.0 million aggregate principal amount of 7.25% senior notes due December 2018, or the "7.25% Notes". Our guarantees of the 7.25% Notes are on a senior unsecured basis, rank equally in right of payment with all of Exterran Holdings' other senior obligations and are effectively subordinated to all of Exterran Holdings' existing and future secured debt to the extent of the value of the collateral securing such indebtedness. As of June 30, 2015, Exterran Holdings had $350.0 million in outstanding 7.25% Notes. We are liable in the event Exterran Holdings defaults in its payment obligations or fails to comply with the covenants under the credit agreement or upon the occurrence of specified events contained in the credit agreement, including the event of bankruptcy or insolvency of Exterran Holdings. As of June 30, 2015 and December 31, 2014, no liabilities relating to such guarantees have been reflected in our combined balance sheets. We expect to be released from our obligations under such guarantees prior to or at the completion of the spin-off.

Effects of Inflation

        Our revenues and results of operations have not been materially impacted by inflation in the past three fiscal years.

Critical Accounting Estimates

        This discussion and analysis of our financial condition and results of operations is based upon the Combined Financial Statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and accounting policies, including those related to bad debt, inventories, fixed assets, investments, intangible assets, income taxes, revenue recognition and contingencies and litigation. We base our estimates on historical experience and on other assumptions that we believe are reasonable under the circumstances. The results of this process form the basis of our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and these differences can be material to our financial condition, results of operations and liquidity. We describe our significant accounting policies more fully in Note 2 to our Combined Financial Statements.

  Allowances and Reserves

        We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The determination of the collectability of amounts due from our customers requires us to use estimates and make judgments regarding future events and trends, including monitoring our customers' payment history and current creditworthiness to determine that collectability is reasonably assured, as well as consideration of the overall business climate in which our customers operate. Inherently, these uncertainties require us to make judgments and estimates regarding our customers' ability to pay amounts due to us in order to determine the appropriate amount of valuation allowances required for doubtful accounts. We review the adequacy of our allowance for doubtful accounts quarterly. We determine the allowance needed based on historical write-off experience and by evaluating significant balances aged greater than 90 days individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. During the years ended December 31, 2014, 2013 and 2012, we recorded bad debt expense of $0.6 million, $2.3 million and $7.6 million, respectively. During the six months ended June 30, 2015 and 2014, we recorded bad debt expense of $1.2 million and $0.9 million, respectively. A five percent change in the allowance for doubtful accounts would have had an impact on income before income taxes of approximately $0.1 million during the six months ended June 30, 2015.

        Inventory is a significant component of current assets and is stated at the lower of cost or market. This requires us to record provisions and maintain reserves for excess, slow moving and obsolete inventory. To determine these reserve amounts, we regularly review inventory quantities on hand and compare them to estimates of future product demand, market conditions and production requirements. These estimates and forecasts inherently include uncertainties and require us to make judgments regarding potential outcomes. During 2014, 2013 and 2012, we recorded $3.2 million, $0.6 million and $0.6 million, respectively, in inventory write-downs and reserves for inventory which was obsolete, excess or carried at a price above market value. During the six months ended June 30, 2015 and 2014, we recorded $14.1 million and $0.6 million, respectively, in inventory write-downs and reserves for inventory which was obsolete, excess or carried at a price above market value. As discussed further in Note 8 to the Condensed Combined Financial Statements, $8.7 million of the increase in inventory reserves during the six months ended June 30, 2015 related to restructuring and other charges. Significant or unanticipated changes to our estimates and forecasts could impact the amount and timing of any additional provisions for excess or obsolete inventory that may be required. A five percent change in this inventory reserve balance would have had an impact on income before income taxes of approximately $1.0 million during the six months ended June 30, 2015.

  Depreciation

        Property, plant and equipment are carried at cost. Depreciation for financial reporting purposes is computed on the straight-line basis using estimated useful lives and salvage values, including idle assets in our active fleet. The assumptions and judgments we use in determining the estimated useful lives and salvage values of our property, plant and equipment reflect both historical experience and expectations regarding future use of our assets. The use of different estimates, assumptions and judgments in the establishment of property, plant and equipment accounting policies, especially those involving their useful lives, would likely result in significantly different net book values of our assets and results of operations.

  Long-Lived Assets

        We review long-lived assets, including property, plant and equipment and identifiable intangibles that are being amortized, for impairment whenever events or changes in circumstances, including the removal of compressor units from our active fleet, indicate that the carrying amount of an asset may not be recoverable. Compressor units in our active fleet that are idle as of June 30, 2015 comprise approximately 278,000 horsepower with a net book value of approximately $80.5 million. The determination that the carrying amount of an asset may not be recoverable requires us to make judgments regarding long-term forecasts of future revenue and costs related to the assets subject to review. Specifically for idle compression units that are removed from the active fleet and that will be sold to third-parties as working compression units, significant assumptions include forecasted sale prices based on future market conditions and demand, forecasted cost to maintain the assets until sold and the forecasted length of time necessary to sell the assets. These forecasts are uncertain as they require significant assumptions about future market conditions. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. Given the nature of these evaluations and their application to specific assets and specific times, it is not possible to reasonably quantify the impact of changes in these assumptions. An impairment loss exists when estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. When necessary, an impairment loss is recognized and represents the excess of the asset's carrying value as compared to its estimated fair value and is charged to the period in which the impairment occurred.

  Income Taxes

        Our income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect management's best assessment of estimated current and future taxes to be paid. We operate in approximately 30 countries and, as a result, are subject to income taxes in both the U.S. and numerous foreign jurisdictions. In preparing our combined financial statements, we have determined our tax provision on a separate return, stand-alone basis. In the U.S., our operations have been historically included in Exterran Holdings' income tax returns. Differences between Exterran Holdings' U.S. separate income tax returns and cash flows attributable to income taxes for our U.S. operations have been recognized as distributions to, or contributions from, parent within parent equity. Significant judgments and estimates are required in determining combined income tax expense.

        Deferred income taxes arise from temporary differences between the financial statements and tax basis of assets and liabilities. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In projecting future taxable income, we begin with historical results adjusted for the results of discontinued operations and changes in accounting policies and incorporate assumptions including the amount of future U.S. federal, state and foreign pretax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax-planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, we consider three years of cumulative operating income (loss).

        Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management is not aware of any such changes that would have a material effect on the

Company's financial position, results of operations or cash flows. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across our global operations.

        The accounting standard for income taxes provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. In addition, guidance is provided on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.

        We consider the earnings of certain non-U.S. subsidiaries to be indefinitely invested outside the U.S. on the basis of estimates that future domestic cash generation will be sufficient to meet future domestic cash needs. We have not recorded a deferred tax liability related to these unremitted foreign earnings as it is not practicable to estimate the amount of unrecognized deferred tax liabilities. Should we decide to repatriate any unremitted foreign earnings, we would have to adjust the income tax provision in the period we determined that such earnings will no longer be indefinitely invested outside the U.S.

  Revenue Recognition—Percentage-of-Completion Accounting

        We recognize revenue and profit for our product sales operations as work progresses on long-term contracts using the percentage-of-completion method when the applicable criteria are met, which relies on estimates of total expected contract revenue and costs. We follow this method because reasonably dependable estimates of the revenue and costs applicable to various stages of a contract can be made and because the product sales projects usually last several months. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known. The typical duration of these projects is three to 24 months. Due to the long-term nature of some of our jobs, developing the estimates of cost often requires significant judgment.

        We estimate percentage-of-completion for compressor and accessory product sales on a direct labor hour to total labor hour basis. This calculation requires management to estimate the number of total labor hours required for each project and to estimate the profit expected on the project. Production and processing equipment product sales percentage-of-completion is estimated using the direct labor hour to total labor hour basis and the cost to total cost basis. The cost to total cost basis requires us to estimate the amount of total costs (labor and materials) required to complete each project. Because we have many product sales projects in process at any given time, we do not believe that materially different results would be achieved if different estimates, assumptions or conditions were used for any single project.

        Factors that must be considered in estimating the work to be completed and ultimate profit include labor productivity and availability, the nature and complexity of work to be performed, the impact of change orders, availability of raw materials and the impact of delayed performance. If the aggregate combined cost estimates for uncompleted contracts that are recognized using the percentage-of-completion method in our product sales businesses had been higher or lower by 1% during the six months ended June 30, 2015 and the year ended December 31, 2014, our income before income taxes would have decreased or increased by approximately $8.8 million and $8.1 million, respectively. As of

June 30, 2015 and December 31, 2014, we had recognized approximately $139.1 million and $134.6 million, respectively, in estimated earnings on uncompleted contracts.

  Contingencies and Litigation

        We are substantially self-insured for workers' compensation, employer's liability, property, auto liability, general liability and employee group health claims in view of the relatively high per-incident deductibles we absorb under our insurance arrangements for these risks. In addition, we currently have a minimal amount of insurance on our offshore assets. Losses up to deductible amounts are estimated and accrued based upon known facts, historical trends and industry averages. We review these estimates quarterly and believe such accruals to be adequate. However, insurance liabilities are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the timeliness of reporting of occurrences, ongoing treatment or loss mitigation, general trends in litigation recovery outcomes and the effectiveness of safety and risk management programs. Therefore, if our actual experience differs from the assumptions and estimates used for recording the liabilities, adjustments may be required and would be recorded in the period in which the difference becomes known. As of June 30, 2015 and December 31, 2014, we had recorded approximately $2.8 million and $2.7 million, respectively, in insurance claim reserves.

        In the ordinary course of business, we are involved in various pending or threatened legal actions. While we are unable to predict the ultimate outcome of these actions, the accounting standard for contingencies requires management to make judgments about future events that are inherently uncertain. We are required to record (and have recorded) a loss during any period in which we believe a contingency is probable and can be reasonably estimated. In making determinations of likely outcomes of pending or threatened legal matters, we consider the evaluation of counsel knowledgeable about each matter.

        The impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more likely than not to be sustained upon examination by the relevant taxing authority. We regularly assess and, if required, establish accruals for income tax as well as non-income tax contingencies pursuant to the applicable accounting standards that could result from assessments of additional tax by taxing jurisdictions in countries where we operate. Tax contingencies are subject to a significant amount of judgment and are reviewed and adjusted on a quarterly basis in light of changing facts and circumstances considering the outcome expected by management. As of June 30, 2015 and December 31, 2014, we had recorded approximately $11.8 million and $13.0 million, respectively, of accruals for tax contingencies (including penalties and interest and discontinued operations). Of these amounts, $10.7 million and $11.6 million, respectively, are accrued for income taxes and $1.1 million and $1.4 million, respectively, are accrued for non-income based taxes. If our actual experience differs from the assumptions and estimates used for recording the liabilities, adjustments may be required and would be recorded in the period in which the difference becomes known.

Recent Accounting Pronouncements

        See Note 17 to the Combined Financial Statements.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to market risks primarily associated with changes in foreign currency exchange rates. We have significant international operations. The net assets and liabilities of these operations are exposed to changes in currency exchange rates. These operations may also have net assets and liabilities not denominated in their functional currency, which exposes us to changes in foreign currency exchange rates that impact income. We recorded a foreign currency loss of $11.1 million and a foreign currency gain of $2.2 million in our condensed combined statements of operations during the six months ended June 30, 2015 and 2014, respectively. Our foreign currency gains and losses are primarily due to exchange rate fluctuations related to monetary asset balances denominated in currencies other than the functional currency, including foreign currency exchange rate changes recorded on intercompany obligations. Changes in exchange rates may create gains or losses in future periods to the extent we maintain net assets and liabilities not denominated in the functional currency.

        Argentina's current regulations restrict foreign exchange, including exchanging Argentine pesos for U.S. dollars in certain cases, and we are unable to freely repatriate cash from Argentina. Therefore, the cash flow from our operations in Argentina may not be a reliable source of funding for our operations outside of Argentina, which could limit our ability to grow. Restrictions on our ability to exchange Argentine pesos for U.S. dollars subject us to risk of currency devaluation on future earnings in Argentina. During the six months ended June 30, 2015 and the year ended December 31, 2014, we used Argentine pesos to purchase certain short-term investments in Argentine government issued U.S. dollar denominated bonds. The effective peso to U.S. dollar exchange rate embedded in the purchase price of $15.3 million and $24.3 million of bonds purchased during the six months ended June 30, 2015 and the year ended December 31, 2014, respectively, resulted in our recognition of a loss of $3.9 million and $6.5 million, respectively, which is included in other (income) expense, net, in our combined statements of operations. In future periods, we may seek to use Argentine pesos to purchase certain short-term investments in Argentine government issued U.S. dollar denominated bonds, which may result in transaction losses due to the effective peso to U.S. dollar exchange rate embedded in the purchase price of such bonds. As of June 30, 2015 and December 31, 2014, $4.4 million and $16.0 million, respectively, of our cash was in Argentina.

BUSINESS

Our Company

        We are currently a wholly owned subsidiary of Exterran Holding. In connection with the spin-off, Exterran Holdings, Inc. will change its name to "Archrock, Inc." Following the completion of our spin-off from Exterran Holdings, we will be an independent, publicly traded company operating under the name "Exterran Corporation," and we will own the assets and liabilities associated with Exterran Holdings' international services and global fabrication businesses. We refer to the global fabrication business currently operated by Exterran Holdings as our product sales business. Archrock will not retain any ownership interest in us or our business.

        We are a market leader in the provision of compression, production and processing products and services that support the production and transportation of oil and natural gas throughout the world. We provide these products and services to a global customer base consisting of companies engaged in all aspects of the oil and natural gas industry, including large integrated oil and natural gas companies, national oil and natural gas companies, independent oil and natural gas producers and oil and natural gas processors, gatherers and pipeline operators. We report our results of operations in the following three reporting business segments: contract operations, aftermarket services and product sales.

        In our contract operations business, which accounted for 23% of our revenue and 52% of our gross margin in 2014, we own and operate natural gas compression equipment and crude oil and natural gas production and processing equipment on behalf of our customers outside of the United States. These services can include engineering, design, procurement, on-site construction and operation of natural gas compression and crude oil or natural gas production and processing facilities for our customers. Our contract operations business is underpinned by long-term commercial contracts with large customers, including several national oil and natural gas companies, which we believe provides us with relatively stable cash flows due to our exposure to the production phase of oil and gas development, compared to drilling and completion related energy services and product providers. We believe our contract operations services generally allow our customers that outsource their compression or production and processing needs to achieve higher production rates than they would achieve with their own operations, resulting in increased revenue for our customers. In addition, outsourcing allows our customers flexibility for their compression and production and processing needs while limiting their capital requirements. These contracts generally involve initial terms ranging from three to five years, and in some cases in excess of 10 years. In many instances, we are able to renew those contracts prior to the expiration of the initial term; in some cases, we may sell the underlying assets to our customers pursuant to purchase options.

        In our aftermarket services business, which accounted for 7% of our revenue and 7% of our gross margin in 2014, we provide operations, maintenance, overhaul and reconfiguration services outside of the United States to support our customers who own their own compression, production, processing, treating and related equipment. Our services range from routine maintenance services and parts sales to the full operation and maintenance of customer-owned assets. We both seek to couple aftermarket services with our product sales business to provide ongoing services to customers who buy equipment from us and to sell those services to customers who have bought equipment from other companies.

        In our product sales business, which accounted for approximately 70% of our revenue and 41% of our gross margin in 2014, we design, engineer, manufacture, install and sell natural gas compression packages as well as equipment used in the production, treating and processing of crude oil and natural gas to customers both in the United States and internationally. We also design, engineer, manufacture and install this equipment for use in our contract operations business. In addition, we combine our products into an integrated solution that we design, engineer, procure and, in certain cases, construct on-site for sale to our customers. We believe the expansive range of products we sell through our global platform enables us to take advantage of the ongoing, worldwide energy infrastructure build-out.

Competitive Strengths

        We believe the following key competitive strengths will allow us to create shareholder value:

        Global platform and expansive service and product offerings poised to capitalize on the global energy infrastructure build-out.    Despite the recent decline in oil and natural gas prices and the impact on demand for our services and products, we expect that global oil and natural gas infrastructure will continue to be built out and provide us with opportunities for growth as we believe our global customer base will continue to invest in infrastructure projects based on longer-term fundamentals that are less tied to near-term commodity prices. We believe our size, geographic scope and broad customer base provide us with a unique advantage in meeting our customers' needs, particularly with regard to large-scale project construction and development, which will allow us to capture those growth opportunities. We provide our customers a broad variety of products and services in approximately 30 countries worldwide, including outsourced compression, production and processing services, as well as the sale of a large portfolio of natural gas compression and oil and natural gas production and processing equipment and installation services. We believe our contract operations services generally allow our customers that outsource their compression or production and processing needs to achieve higher production rates than they would achieve with their own operations, resulting in increased revenue for our customers. In addition, outsourcing allows our customers flexibility for their compression and production and processing needs while limiting their capital requirements. By offering a broad range of services and products that leverage our core strengths, we believe we provide unique integrated solutions that meet our customers' needs. We believe the breadth and quality of our products and services, the depth of our customer relationships and our presence in many major oil and natural gas-producing regions place us in a position to capture additional business on a global basis.

        High-quality products and services.    We have built a network of high-quality energy infrastructure assets that are strategically deployed across our global platform. Through our history of operating a wide variety of products in many energy-producing markets around the world, we have developed the technical expertise and experience required to understand the needs of our customers and meet those needs through a range of products and services. These products and services include both highly customized compression, production and processing solutions as well as standard products based on our expertise, in support of a range of projects, from those requiring quick completion to those that may take several years to fully develop. Additionally, this experience has allowed us to develop efficient systems and processes and a skilled workforce that allow us to provide high-quality services throughout international markets. We utilize this technical expertise and long history of developing and operating projects for our customers to continually improve our products and services, which enables us to provide our customers with high-quality, comprehensive oil and natural gas infrastructure support worldwide.

        Complementary businesses enable us to offer customers integrated infrastructure solutions.    We aim to provide our customers with a single source to meet their energy infrastructure needs, and we believe we have the ability to serve our customers' changing needs in a variety of ways. For customers that seek to limit capital spending on energy infrastructure projects, we offer our full operations services through our contract operations business. Alternatively, for customers that prefer to develop and acquire their own infrastructure assets, we are able to sell equipment and facilities for their operation. In addition, in those cases, we can also provide operations, maintenance, overhaul and reconfiguration services following the sale through our aftermarket services business. Finally, we also provide aftermarket services to customers that own compression, production, processing and treating equipment that was not purchased from us. Because of the breadth of our products and our ability to deliver those products through our different delivery models, we believe we are able to provide the solution that is most suitable to our customers in the markets in which they operate. We believe this ability to provide our customers with a variety of products and services provides us with greater stability, as we are able to adjust the products and services we provide to reflect our customers' changing needs.

        Cash flows from contract operations business supported by long-term contracts with diverse customer base.    We provide contract operations services to customers located in approximately 15 countries. Within our contract operations business, we seek to enter into long-term contracts with a diverse collection of customers, including large integrated oil and natural gas companies and national energy companies. These contracts generally involve initial terms ranging from three to five years, and in some cases can be in excess of 10 years, and typically require our customers to pay our monthly service fee even during periods of limited or disrupted natural gas flows. In addition, our large, international customer base provides a diversified revenue stream, which we believe reduces customer and geographic concentration risk. Furthermore, our customer base includes several companies that are among the largest and most well-known companies within their respective regions throughout our global platform.

        Experienced management team.    We have an experienced and skilled management team with a long track record of driving growth through organic expansion and selective acquisitions. The members of our management team have strong relationships in the oil and gas industry and have operated through numerous commodity price cycles throughout our areas of operations. Members of our management team have spent a significant portion of their respective careers at highly regarded energy and manufacturing companies, such as Exterran Holdings, and have accumulated an average of over 25 years of industry experience.

        Well-balanced capital structure with sufficient liquidity.    We intend to maintain a capital structure with an appropriate amount of leverage and the financial flexibility to invest in our operations and pursue attractive growth opportunities that we believe will increase the overall earnings and cash flow generated by our business. As of June 30, 2015, on a pro forma basis after giving effect to the spin-off, the related financing transactions and approximately $91.4 million of outstanding letters of credit, we would have had access to approximately $281.8 million of available borrowings under our new credit facility. In addition, as of June 30, 2015, we would have had approximately $23.0 million of cash and cash equivalents on hand on a pro forma basis.

Business Strategies

        We intend to continue to capitalize on our competitive strengths to meet our customers' needs through the following key strategies:

        Strategically grow our business to generate attractive returns to our shareholders.    Our primary strategic focus involves the growth of our business through expanding our product and services offerings and growing our customer base, as well as targeting redevelopment opportunities in the U.S. energy market and expansions into new international markets benefiting from the global energy infrastructure build-out. Our diverse product and service portfolio allows us to readily respond to changes in industry and economic conditions. We believe our global footprint allows us to provide the prompt product availability our customers require, and we can construct projects in new locations as needed to meet customer demand. We have the ability to readily deploy our capital to construct new or supplemental projects that we build, own and operate on behalf of our customers through our contract operations business. In addition, we seek to provide our customers with integrated infrastructure solutions by combining product and service offerings across our businesses. As an independent company, we plan to supplement our organic growth with select acquisitions in key markets to further enhance our geographic reach, product offerings and other capabilities. We believe acquisitions of this nature will allow us to generate incremental revenues from existing and new customers and obtain greater market share.

        Expand customer base and deepen relationships with existing customers.    We believe the uniquely broad range of services we offer, the quality of our products and services and our diverse geographic footprint positions us well to attract new customers and cross-sell our products and services to existing customers. In addition, we have a long history of providing the products and services we offer to our customers, which we couple with the technical expertise of our experienced engineering personnel to understand and meet our customers' needs, particularly as those needs develop and change over time. We intend to devote significant business development resources to market our products and services, leverage existing relationships and expedite our growth potential. We also seek to provide supplemental projects and services to our customers as their needs evolve over time. Finally, we expect to be able to offer certain of our products, including fabricated compressors, to prospective customers that are competitors of Archrock, which increases our prospective customer base and provides us with the opportunity to diversify our revenue sources.

        Continue our industry-leading safety performance.    Because of our emphasis on training and safety protocols for our employees, we have delivered industry-leading safety performance, which has resulted in our achieving a strong reputation for safety. We believe this safety performance and reputation helps us to attract and retain customers and employees. We have adopted rigorous processes and procedures to facilitate our compliance with safety regulations and policies. We work diligently to meet or exceed applicable safety regulations, and we intend to continue to focus on our safety monitoring function as our business grows and operating conditions change.

        Continue to optimize our global platform, products and services and enhance our profitability.    We regularly review and evaluate the quality of our operations, products and services. This process includes customer review programs to assess the quality of our performance. In addition, we intend to use our global platform to reach a wide variety of customers, which we believe can enable us to achieve cost savings in our operations. We believe our ongoing focus on improving the quality of our operations, products and services results in greater satisfaction among our customers, which we believe results in greater profitability and value for our shareholders.

Our Businesses

        We conduct our operations through three businesses: contract operations, aftermarket services and product sales. For financial data relating to our business segments or geographic regions that accounted for 10% or more of combined revenue in any of the last three fiscal years or 10% or more of combined property, plant and equipment, net, as of December 31, 2014 or December 31, 2013, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 18 to our combined financial statements.

  Contract Operations

        We provide comprehensive contract operations services to customers outside of the United States based on each customer's needs and operating specifications. These services include the provision of the personnel, equipment, tools, materials and supplies to meet our customers' natural gas compression or oil or natural gas production or processing service needs, as well as designing, sourcing, owning, installing, operating, servicing, repairing and maintaining equipment owned by us necessary to provide these services.

        We generally enter into contracts with our contract operations customers with initial terms between three to five years, and in some cases can be in excess of 10 years. These contracts can require us to provide complete engineering, design and installation services and a significant investment in equipment, facilities and related installation costs. These projects may include several compressor units on one site or entire facilities designed to process and treat oil or natural gas to make it suitable for end use. Our customers generally are required to pay a monthly service fee even during periods of limited or disrupted oil or natural gas flows, which enhances the stability and predictability of our cash flows. Additionally, because we typically do not take title to the natural gas we compress, process or treat and because the natural gas we use as fuel for our compressors and other equipment is supplied by our customers, we have limited direct exposure to commodity price fluctuations.

        Our equipment is maintained in accordance with established maintenance schedules. These maintenance procedures are updated as technology changes and as our operations team develops new techniques and procedures. In addition, because our field technicians provide maintenance on our contract operations equipment, they are familiar with the condition of our equipment and can readily identify potential problems. In our experience, these maintenance procedures maximize equipment life and unit availability, minimize avoidable downtime and lower the overall maintenance expenditures over the equipment life.

        During the year ended December 31, 2014, approximately 23% of our revenue and 52% of our gross margin was generated from contract operations. As of December 31, 2014, our contract operations business provided contract operations services using a fleet of 986 natural gas compression units with an aggregate capacity of approximately 1,236,000 horsepower and a fleet of production and processing equipment.

        We believe that our aftermarket services and product sales businesses, described below, provide opportunities to cross-sell our contract operations services.

  Aftermarket Services

        Our aftermarket services business sells parts and components and provides operation, maintenance, overhaul and reconfiguration services to customers outside of the United States who own compression, production, processing and treating equipment. We believe that we are particularly well qualified to provide these services because of our highly experienced operating personnel and technical and engineering expertise. In addition, our aftermarket services business is a component of our ability to provide integrated infrastructure solutions to our customers because it enables us to continue to serve our customers after the sale of any assets or facilities manufactured through our product sales business. As a result, we seek to couple aftermarket services with our other businesses to maintain and develop our relationships with our customers.

        During the year ended December 31, 2014, approximately 7% of our revenue and 7% of our gross margin was generated from aftermarket services.

  Product Sales

        We design, engineer, fabricate, sell and, in certain cases, install a broad range of oil and natural gas production and processing equipment designed to heat, separate, dehydrate and condition crude oil and natural gas to make them suitable for end use. Our products include line heaters, oil and natural gas separators, glycol dehydration units, condensate stabilizers, dewpoint control plants, water treatment, mechanical refrigeration and cryogenic plants and skid-mounted production packages designed for both onshore and offshore production facilities. We sell standard production and processing equipment, which is used for processing wellhead production from onshore or shallow-water offshore platform production primarily into U.S. markets. In addition, we sell custom-engineered, built-to-specification production and processing equipment, including designing facilities comprised of a combination of our products integrated into a solution that meets our customers' needs. Some of these projects are in remote areas and in developing countries with limited oil and natural gas industry infrastructure. To meet most customers' rapid response requirements and minimize customer downtime, we maintain an inventory of standard products and long delivery components used to manufacture our products to our customers' specifications. Typically, we expect our production and processing equipment backlog to be produced within a three to 24 month period.

        We also design, engineer, fabricate, sell and, in certain cases, install, skid-mounted natural gas compression equipment to meet standard or unique customer specifications. Generally, we assemble compressors sold to third parties according to each customer's specifications. We purchase components for these compressors from third party suppliers including several major engine and compressor manufacturers in the industry. We also sell pre-packaged compressor units designed to our standard specifications.

        We also provide engineering, procurement and fabrication services related to the manufacturing of critical process equipment for refinery and petrochemical facilities, the fabrication of tank farms and the fabrication of evaporators and brine heaters for desalination plants.

        We sell our compression and production and processing equipment primarily to major and independent oil and natural gas producers as well as national oil and natural gas companies in the countries where we operate, both within the United States and internationally.

        During the year ended December 31, 2014, approximately 70% of our revenue and 41% of our gross margin was generated from product sales. As of December 31, 2014, our backlog in product sales was $953.2 million and $59.4 million of future revenue related to our product sales backlog was expected to be recognized after December 31, 2015.

Industry Overview

  Natural Gas Compression

        The international compression business is comprised primarily of large horsepower compressors that are typically deployed in facilities comprised of several compressors on one site. A significant portion of this business involves comprehensive projects that require the design, engineering, fabrication, delivery and installation of several compressors on one site along with related natural gas treatment and processing equipment. We are able to serve our customers' needs for such projects through our product sales business or through the provision of our contract operations services.

        Natural gas compression is a mechanical process whereby the pressure of a given volume of natural gas is increased to a desired higher pressure for transportation from one point to another and is essential to the production and transportation of natural gas. Compression is typically required several times during the natural gas production and transportation cycle, including (i) at the wellhead, (ii) throughout gathering and distribution systems, (iii) into and out of processing and storage facilities and (iv) along pipelines.

  Production and Processing

        Crude oil and natural gas are generally not marketable as produced at the wellhead and must be processed or treated before they can be transported to market. Production and processing equipment is used to separate and treat oil and natural gas as it is produced to achieve a marketable quality of product. Production processing typically involves the separation of oil and natural gas and the removal of contaminants. The end result is "pipeline" or "sales" quality oil and natural gas. Further processing or refining is almost always required before oil or natural gas is suitable for use as fuel or feedstock for petrochemical production. Production processing normally takes place in the "upstream" and "midstream" segments, while refining and petrochemical processing is referred to as the "downstream" segment. Wellhead or upstream production and processing equipment include a wide and diverse range of products.

        We manufacture and stock standard production equipment based on historical product mix and expected customer purchases following general trends of oil and natural gas production. In addition, we sell custom-engineered, built-to-specification production and processing equipment. We also provide integrated solutions comprised of a combination of our products into a single offering, which typically consists of much larger equipment packages than standard equipment, and is generally used in much larger scale production operations. The custom equipment segment is driven by global economic trends, and the specifications for purchased equipment can vary significantly. Technology, engineering capabilities, project management, available manufacturing space and quality control standards are the key drivers in the custom equipment segment.

  Outsourcing

        Natural gas producers, transporters and processors choose to outsource their operations due to the benefits and flexibility of contract operations. We believe outsourcing compression, production and processing operations to outsourced service providers such as us offers customers:

  •
  access to the outsourced service provider's specialized personnel and technical skills, including engineers and field service and maintenance employees, which we believe generally leads to improved production rates and/or increased throughput and higher revenues;

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  the ability to increase their profitability by transporting or producing a higher volume of natural gas through decreased equipment downtime and reduced operating, maintenance and equipment costs by allowing the outsourced service provider to efficiently manage their operations; and

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  the flexibility to deploy their capital on projects more directly related to their primary business by reducing their investment in compression, production and processing equipment and their maintenance capital requirements.

Cyclicality, Volatility and Seasonality

        Changes in oil and natural gas exploration and production spending normally results in changes in demand for our products and services; however, we believe our contract operations business is typically less impacted by commodity prices than certain other energy service products and services because compression, production and processing services are necessary for natural gas and oil to be delivered from the wellhead to end users; and our contract operations businesses are tied primarily to natural gas and oil production and consumption, which are generally less cyclical in nature than exploration activities.

        Demand for oil and natural gas is cyclical and subject to fluctuations. This is primarily because the industry is driven by commodity demand and corresponding price increases. When oil and natural gas price increases occur, producers typically increase their capital expenditures, which generally results in greater activity levels and revenues for equipment providers to the oil and gas industry.

        Our results of operations have not historically reflected any material seasonal tendencies and we currently do not believe that seasonal fluctuations will have a material impact on us in the foreseeable future.

Markets, Customers and Competition

        Our global customer base consists primarily of companies engaged in all aspects of the oil and natural gas industry, including large integrated oil and natural gas companies, national energy companies, independent producers and natural gas processors, gatherers and pipeline operators.

        During the year ended December 31, 2014, Exterran Holdings accounted for approximately 11% of our total revenues. Following the spin-off, we will provide Archrock with certain fabricated products, including compressors, and we will depend on Archrock for a significant amount of our product sales revenue. The loss of our business with Archrock, unless offset by additional product sales to other customers, or the inability or failure of Archrock to meet its payment obligations could have a material adverse effect on our business, results of operations and financial condition. See Note 14 to the

Combined Financial Statements for further discussion on transactions with affiliates. No customer other than Exterran Holdings accounted for more than 10% of our combined revenues in 2014. During each of the years ended December 31, 2013 and 2012, no individual customer accounted for more than 10% of our combined revenues.

        We currently operate in approximately 30 countries. We have product sales facilities in the United States, Europe, Asia and the Middle East.

        The businesses in which we operate are highly competitive. Overall, we experience considerable competition from companies that may be able to more quickly adapt to changes within our industry and changes in economic conditions as a whole, more readily take advantage of available opportunities. We believe we are competitive with respect to price, equipment availability, customer service, flexibility in meeting customer needs, technical expertise, quality and reliability of our compression, production and processing equipment and related services. We face vigorous competition throughout our businesses, with some firms competing with us in multiple businesses. In our production and processing equipment business, we have different competitors in the standard and custom-engineered equipment segments. Competitors in the standard equipment segment include several large companies and a large number of small, regional fabricators. Our competition in the custom-engineered segment consists mainly of larger companies with the ability to provide integrated projects and product support after the sale. The ability to fabricate these large custom-engineered systems near the point of end-use is often a competitive advantage.

        Following the spin-off, we will face increased competition as we seek to diversify our customer base and increase utilization of our service offerings.

        We also expect to be able to offer certain of our products, including fabricated compressors, to prospective customers that were previously competitors of Exterran Holdings, which increases our prospective customer base and ability to diversify our revenue sources. In addition, in connection with the completion of the spin-off, we intend to enter into the supply agreement, pursuant to which we will provide Archrock and Archrock Partners with fabricated equipment.

        In addition, we expect that the separation and distribution agreement will contain certain noncompetition provisions addressing restrictions for a limited period of time after the spin-off on our ability to provide contract operations services in the United States and on Archrock's ability to provide contract operations services outside of the United States and product sales to customers worldwide, subject to certain exceptions.

Sources and Availability of Raw Materials

        We fabricate natural gas compression and oil and natural gas production and processing equipment to provide contract operations services and to sell to third parties from components which we acquire from a wide range of vendors. These components represent a significant portion of the cost of our compressor and production and processing equipment products. In addition, we fabricate tank farms and critical process equipment for refinery and petrochemical facilities and other vessels used in the production, processing and treating of crude oil and natural gas. Steel prices can fluctuate widely and represent a significant portion of the cost of raw materials for these products. Increases in raw material costs cannot always be offset by increases in our products' sales prices. While many of our materials and components are available from multiple suppliers at competitive prices, we obtain some of the components, including compressors and engines, used in our products from a limited group of suppliers. We occasionally experience long lead times for components, including compressors and engines, from our suppliers and, therefore, we may at times make purchases in anticipation of future orders.

Properties

        We conduct our operations in a variety of locations throughout the United States, Latin America and the Eastern Hemisphere. The following table describes the material facilities we owned or leased as of December 31, 2014:

Location	Status	Square Feet	Use
Houston, Texas	Owned	261,600	Corporate office, product sales
Camacari, Brazil	Owned	86,112	Contract operations and aftermarket services
Comodoro Rivadavia, Argentina	Owned	26,000	Contract operations and aftermarket services
Neuquen, Argentina	Leased	47,500	Contract operations and aftermarket services
Neuquen, Argentina	Owned	38,798	Contract operations and aftermarket services
Reynosa, Mexico	Owned	24,347	Contract operations and aftermarket services
Santa Cruz, Bolivia	Leased	22,017	Contract operations and aftermarket services
Bangkok, Thailand	Leased	36,611	Aftermarket services
Port Harcourt, Nigeria	Leased	19,031	Aftermarket services
Broken Arrow, Oklahoma	Owned	141,549	Product sales
Columbus, Texas	Owned	219,552	Product sales
Hamriyah Free Zone, UAE	Leased	212,742	Product sales
Houston, Texas	Owned	343,750	Product sales
Jebel Ali Industrial Area, UAE	Leased	112,378	Product sales
Mantova, Italy	Owned	654,397	Product sales
Singapore, Singapore	Leased	111,693	Product sales
Youngstown, Ohio	Leased	65,000	Product sales

Environmental and Other Regulations

  Government Regulation

        Our operations are subject to stringent and complex U.S. federal, state, local and international laws and regulations that could have a material impact on our operations or financial condition. Our operations are regulated under a number of laws governing, among other things, discharges of substances into the air and regulated waters, the generation, transportation, treatment, storage and disposal of hazardous and non-hazardous substances, disclosure of information about hazardous materials used or produced in our operations, and occupational health and safety.

        Compliance with these environmental laws and regulations may expose us to significant costs and liabilities and cause us to incur significant capital expenditures in our operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of investigatory and remedial obligations, and the issuance of injunctions delaying or prohibiting operations. In certain circumstances, laws may impose strict, joint and several liability without regard to fault or the legality of the original conduct on classes of persons who are considered to be responsible for the release of hazardous substances into the environment. In addition, it is not uncommon for third-parties to file claims for personal injury, property damage and recovery of response costs allegedly caused by hazardous substances or other pollutants released into the environment. We currently own or lease, and in the past have owned or leased, a number of properties that have been used in support of our operations for a number of years. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons, hazardous substances, or other regulated wastes may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where such materials have been taken for disposal by companies sub-contracted by us. In addition, many of these properties have been previously owned or operated by third parties whose treatment and disposal or release of hydrocarbons, hazardous substances or other regulated wastes was not under our control. These properties and the materials released or disposed thereon may be subject to various laws that could require us to remove or remediate historical property contamination, or to perform certain operations to prevent future contamination. We are not currently under any order requiring that we undertake or pay for any cleanup activities. However, we cannot provide any assurance that we will not receive any such order in the future.

        The clear trend in environmental regulation is to place more restrictions on activities that may affect the environment, and thus, any changes in these laws and regulations that result in more stringent and costly waste handling, storage, transport, disposal, emission or remediation requirements could have a material adverse effect on our results of operations and financial position.

Employees

        As of June 30, 2015, we had approximately 7,000 employees. Many of our employees outside of the United States are covered by collective bargaining agreements. We and Exterran Holdings generally consider our relationships with our employees to be satisfactory.

Legal Proceedings

        We are subject to various legal proceedings and claims arising in the ordinary course of our business. Our management does not expect the outcome of any of these known legal proceedings, individually or collectively, to have a material adverse effect on our financial condition or results of operations.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        In connection with the spin-off, we intend to enter into several agreements with Archrock to define our ongoing relationship with Archrock after the spin-off. These agreements will, among other things, allocate responsibility for obligations arising before and after the distribution date, including, among others, obligations relating to our employees, various transition services and taxes. In addition, we intend to enter into a supply agreement and related storage agreements on arm's length terms that, among other things, will set forth the terms under which we will provide Archrock and Archrock Partners with fabricated equipment. We also expect to enter into a services agreements with Archrock on arm's length terms that will set forth the terms under which we and Archrock will provide each other with installation, start-up, commissioning and other services. For more information about those agreements with Archrock, please read "Relationship with Archrock After the Spin-Off."

Related Person Transactions Policies and Procedures

        We expect that our board of directors will adopt a policy, which will be made available on our website on or prior to the distribution date, providing for the review by the Audit Committee of our Board of Directors of any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we (or any of our subsidiaries) are a participant and (3) any of our directors, executive officers, or greater than 5% shareholders, or any of their immediate family members, has or will have a material direct or indirect interest. We expect that the Audit Committee would approve or ratify only those transactions that it determines in good faith are in, or are not inconsistent with, the best interests of us and our shareholders. We refer to any such transaction as a related person transaction. In addition to this policy, our Code of Business Conduct, which will be available on our website on or prior to the distribution date, will have specific provisions addressing actual and potential conflicts of interest. Our Code of Business Conduct will provide that no director, officer or employee may use or attempt to use his or her position at the company, or his or her relationship with the company, to obtain any personal benefit for himself or herself or for any other person and will require appropriate disclosures of potential conflicts of interest.

 RELATIONSHIP WITH ARCHROCK AFTER THE SPIN-OFF

Historical Relationship with Exterran Holdings

        We are currently a wholly owned subsidiary of Exterran Holdings. As a result of our relationship with Exterran Holdings, in the ordinary course of our business, we and our subsidiaries have received various services provided by Exterran Holdings and some of its other subsidiaries, including internal accounting, information technology and systems, legal, tax, internal audit, human resources, provision of real property, risk management, treasury and other services. Our historical financial statements include allocations by Exterran Holdings of a portion of its overhead costs related to those services. These cost allocations have been determined on a basis that we and Exterran Holdings consider to be reasonable reflections of the use of those services. We also intend to enter into certain agreements with Archrock, which are further described below.

Exterran Holdings' Distribution of Our Stock

        Exterran Holdings is our parent company. In the spin-off, Exterran Holdings will distribute 100% of our common stock to its shareholders in a transaction that is intended to be tax-free to us and such shareholders for U.S. federal income tax purposes (other than with respect to any cash received in lieu of fractional shares). The spin-off is subject to a number of conditions, some of which are more fully described under "The Spin-Off—Spin-Off Conditions and Termination."

Agreements Between Archrock and Us

        In the discussion that follows, we have described the material provisions of agreements we intend to enter into with Archrock. The descriptions of those agreements are not complete and are qualified by reference to the terms of the agreements we intend to enter into with Archrock in connection with the completion of the spin-off, the forms of which will be filed as exhibits to the Registration Statement on Form 10 of which this information statement is a part. We encourage you to read the full text of those agreements. We will enter into those agreements in the context of our relationship as a wholly owned subsidiary of Archrock.

  Separation and Distribution Agreement

        The separation and distribution agreement to be entered into among Archrock and certain of its subsidiaries, on the one hand, and us and certain of our subsidiaries, on the other hand, will govern the separation of our businesses from Exterran Holdings, the subsequent distribution of shares of our common stock to Exterran Holdings' shareholders and other matters related to Archrock's relationship with us.

        Generally, the separation and distribution agreement will include Archrock's and our agreements relating to the restructuring steps to be taken to complete the separation, including the assets and rights to be transferred, liabilities to be assumed or retained, contracts to be assigned and related matters. Subject to the receipt of required governmental and other consents and approvals, in order to accomplish the separation, the separation and distribution agreement will enable the parties to transfer specified assets (including the equity interests of certain subsidiaries of Exterran Holdings) and liabilities to divide the businesses we will conduct following the spin-off from those that will be conducted by Archrock. In addition, we will agree in the separation and distribution agreement that we and our affiliates will cooperate with Exterran Holdings to accomplish a distribution by Exterran Holdings to its shareholders of our common stock in the spin-off that is generally tax-free to Exterran Holdings and its shareholders for U.S. federal income tax purposes, except to the extent that cash is received in lieu of fractional shares.

        Except as expressly set forth in the separation and distribution agreement or any ancillary agreement, neither we nor Exterran Holdings will make any representation or warranty as to the assets, equity interests, business or liabilities transferred, retained or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value or freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either Exterran Holdings or us or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value transferred in connection with the separation. All assets will be transferred on an "as is," "where is" basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of any security interest, and that any necessary consents or governmental approvals are not obtained or that any requirements of laws, agreements, security interests or judgments are not complied with.

        The separation and distribution agreement will require Archrock and us to endeavor to obtain consents, approvals and amendments required to novate or assign the assets and liabilities that are to be transferred or retained pursuant to the separation and distribution agreement as soon as reasonably practicable.

        In addition, the separation and distribution agreement will contain certain noncompetition provisions addressing restrictions for three years after the spin-off on our ability to provide contract operations and aftermarket services in the United States and on Archrock's ability to provide contract operations and aftermarket services outside of the United States and to provide products for sale worldwide that compete with our current product sales business, subject to certain exceptions. These exceptions include: (i) the sale as scrap of any inventory held by Archrock or us; (ii) our right to sell any engines, compressors, coolers or control panels owned as of the date of the spin-off; (iii) our right to provide water processing and treatment services to customers within the United States; (iv) our right to provide aftermarket services on production equipment or on equipment of the type manufactured or sold by our subsidiary Belleli Energy B.V. and its subsidiaries; (v) the sale by either Archrock or us of used equipment (including any overhauls to such used equipment); (vi) our right to provide make-ready services or installation, commissioning or warranty services in connection with the provision of aftermarket services in the United States on production equipment; (vii) Archrock's right to manufacture, hold or sell generator sets; (viii) our right to provide installation, start-up, commission and warranty services on products manufactured or sold by us; and (ix) Archrock's right to provide aftermarket services on production equipment owned by Archrock or located on a site where Archrock provides compression services that are not otherwise prohibited by the terms of the non-compete. In addition, we or Archrock may engage in a merger, acquisition, consolidation or other business combination with a third party that results in Archrock or us (through the entity surviving a merger or one or more subsidiaries thereof), as the case may be, engaging in a prohibited business under the non-compete, as long as such business does not represent 20% or more of such third party's consolidated gross margin or 10% or more of the consolidated gross margin of Archrock, us or such surviving entity, as the case may be, on a pro forma basis. In the event we or Archrock engage in such a prohibited business combination, we or Archrock, as applicable, will have a period of 365-days to cure such breach, including by divestiture of the acquired business.

        The separation and distribution agreement will also contain restrictions for two years after the spin-off on our and Archrock's ability to solicit, recruit or hire any then current employee of the other company, subject to certain exceptions.

        In addition, pursuant to the separation and distribution agreement, in connection with the internal distribution, EESLP will contribute to a subsidiary of Archrock the right to receive payments based on a notional amount corresponding to payments received by our subsidiaries from PDVSA Gas in respect of the sale of our previously nationalized assets promptly after our subsidiaries collect such amounts until Archrock's subsidiary has received an aggregate amount of such payments equal to the lesser of (x) $150.0 million, less the aggregate amount of installment payments received from PDVSA Gas by Exterran Holdings and its subsidiaries after August 31, 2015 but before the completion of the spin-off, plus the aggregate amount of all reimbursable expenses incurred by Archrock and its subsidiaries in connection with recovering any default installment payments directly from PDVSA Gas following the completion of the spin-off or (y) $150.0 million.

        In addition, pursuant to the separation and distribution agreement, EESLP will use its commercially reasonable efforts to complete one or more unsecured debt offerings or equity issuances resulting in aggregate gross cash proceeds of at least $250.0 million on the terms described in the credit agreement (such transaction, a "qualified capital raise") on or before the maturity date of our $245.0 million term loan facility, which is currently expected to be the second anniversary of the completion of the spin-off or as soon as practicable thereafter. In connection with the internal distribution, EESLP will contribute to a subsidiary of Archrock the right to receive, promptly following the occurrence of a qualified capital raise, a $25.0 million cash payment.

        Pursuant to the terms of the separation and distribution agreement, we will acquire all rights and interests in and title to the "Exterran" name and trademarks. Archrock will be required to discontinue all use of the "Exterran" name and trademarks as promptly as practicable and will be prohibited from using such name and trademarks beyond the 180-day period following the completion of the spin-off.

        The separation and distribution agreement will also govern the treatment of aspects relating to indemnification, insurance, confidentiality and cooperation.

        The separation and distribution agreement will specify those conditions that must be satisfied or waived by Exterran Holdings prior to the distribution. In addition, Exterran Holdings will have the right to determine the date and terms of the distribution, and will have the right, at any time until completion of the distribution, to determine to abandon or modify the distribution and to terminate the separation and distribution agreement.

  Tax Matters Agreement

        Prior to the spin-off, we and Archrock will enter into a tax matters agreement that will govern our respective rights, responsibilities, and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and certain other matters regarding taxes.

        Our obligations under the tax matters agreement are not limited in amount or subject to any cap. Further, even if we are not responsible for tax liabilities of Archrock and its subsidiaries under the tax matters agreement, we nonetheless could be liable under applicable tax law for such liabilities if Archrock were to fail to pay them. If we are required to pay any liabilities under the circumstances set forth in the tax matters agreement or pursuant to applicable tax law, the amounts may be significant.

        The tax matters agreement also will require us and Archrock to comply with the representations made to legal counsel in connection with the Tax Opinion, and will contain restrictions on our ability (and the ability of any member of our group) to take, or fail to take, actions that could cause the spin-off to fail to qualify as a tax-free reorganization for U.S. federal income tax purposes, including entering into any transaction or series of transactions as a result of which any person or group of persons would acquire or have the right to acquire from us or holders of our stock amounts of our stock greater than certain threshold amounts, or issuing our stock in an offering in amounts greater than certain threshold amounts. Certain of these restrictions will apply for the two-year period after the distribution, unless we obtain a private letter ruling from the IRS or a written opinion of a nationally recognized law firm that such action will not cause the distribution or certain related transactions to fail to qualify as tax-free transactions for U.S. federal income tax purposes. Notwithstanding receipt of such ruling or opinion, in the event that such action causes the distribution or certain related transactions to fail to qualify as a tax-free transaction for U.S. federal income tax purposes, we could be responsible for taxes arising therefrom.

        Under the tax matters agreement and subject to certain exceptions, we generally will be liable for, and will indemnify Archrock against, taxes attributable to our business, and Archrock generally will be liable for, and will indemnify us against, all taxes attributable to its business. We generally will be liable for, and will indemnify Archrock against, 50% of certain taxes that are not clearly attributable to our business or Archrock's business.

  Employee Matters Agreement

        Prior to the distribution, Archrock will enter into an employee matters agreement with us. The employee matters agreement will allocate the liabilities and responsibilities between Archrock and Exterran Corporation relating to employee compensation and benefit plans and programs, including the treatment of retirement, health and welfare plans and equity and other incentive plans and awards. The key provisions of the employee matters agreement will include the following:

  Equity Award Adjustments.

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  Stock Options.  Immediately prior to the distribution, each outstanding Archrock Option that was granted prior to calendar year 2015, whether vested or unvested, will be split into two options, consisting of an adjusted Archrock Option and an Exterran Corporation Option. Each Archrock Option that was granted on or after January 1, 2015 and is held by an Exterran Corporation Employee will be converted solely into an Exterran Corporation Option. Each Archrock Option that was granted on or after January 1, 2015 and that is held by an Archrock Employee will be adjusted to cover Archrock shares. However, each Archrock Option that is intended to qualify as an "incentive stock option" (within the meaning of Section 422 of the Code), whether granted during or prior to 2015, and that is held by an Archrock Employee or Exterran Corporation Employee who elected, prior to the distribution, to preserve the tax treatment of their Archrock incentive stock options, will be converted solely into an option denominated in shares of common stock of such employee's post-distribution employer. In addition, notwithstanding the foregoing, each Archrock Option held by an individual who, as of the effective time of the distribution, is a former employee or other service provider of Exterran Corporation or Archrock (or their respective affiliates) will be adjusted solely into an Archrock Option covering Archrock shares.

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  Restricted Stock, Restricted Stock Units and Performance Units.  Immediately prior to the distribution, each Archrock Stock Award that was granted prior to calendar year 2015 will be split into two awards, consisting of an Archrock Stock Award and an Exterran Corporation Stock Award. Each Archrock Stock Award that was granted in calendar year 2015 and that is held by an Exterran Corporation Employee will be converted into an Exterran Corporation Stock Award covering Exterran Corporation shares. Each Archrock Stock Award that was granted in calendar year 2015 and that is held by an Archrock Employee will be adjusted to cover Archrock shares.

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  General Terms.  Equity awards that are adjusted as described above will generally be subject to the same terms and conditions (including any applicable vesting, performance condition and/or expiration provisions) as applied to the underlying Archrock awards immediately prior to the distribution, subject to certain additional accelerating vesting provisions as described above in "Treatment of Stock-Based Awards."

        Cash Incentive Compensation.    Our employees and Exterran Holdings employees currently participate in a cash incentive program under which they are eligible to earn performance-based cash incentives. Prior to or in connection with the distribution, our employees will cease to participate in the current cash incentive program. In connection with the distribution, we will assume responsibility for cash incentive payments to our current and former employees that are earned or accrued prior to the distribution date under the current Exterran Holdings cash incentive plan. Upon completion of the spin-off, we may maintain a cash incentive program for the benefit of our employees.

        Health and Welfare Plans.    Generally, Exterran Holdings employees currently participate in health and welfare plans sponsored by us, including but not limited to medical, dental, and life insurance plans. Prior to or in connection with the distribution, Archrock's employees will cease to participate in our health and welfare plans, and Archrock will establish health and welfare plans that are substantially similar to our health and welfare plans for the benefit of its employees.

        Equity Plan.    Our employees currently participate in equity incentive plans maintained by Exterran Holdings. Prior to the distribution, Exterran Corporation will adopt an equity incentive plan for the benefit of its employees.

        401(k) Plan.    Certain of our employees currently participate in a 401(k) plan that we sponsor. In connection with the distribution, Archrock Employees will cease to participate in our 401(k) plan, and Archrock will establish a replacement 401(k) plan for the benefit of Archrock Employees. The account balances of Archrock Employees will be transferred from our 401(k) plan to the new Archrock 401(k) plan in connection with the transfer of their participation to the new Archrock plan.

        Non-Qualified Deferred Compensation Plan.    Certain of our employees currently participate in a non-qualified deferred compensation plan sponsored by Exterran Holdings. In connection with the distribution, Exterran Corporation Employees will cease to participate in the Exterran Holdings non-qualified deferred compensation plan, and we will establish a replacement deferred compensation plan for the benefit of Exterran Corporation Employees. The account balances and Rabbi trust assets of Exterran Corporation Employees will be transferred from the Exterran Holdings non-qualified deferred compensation plan and related Rabbi trust to our new non-qualified deferred compensation in connection with the transfer of their participation to our new plan.

        Director Stock and Deferral Plan.    Certain of Exterran Holdings' non-employee directors currently participate in a director stock and deferral plan maintained by Exterran Holdings. Prior to the distribution, we will adopt a new director stock and deferral plan for the benefit of our eligible non-employee directors.

        Employment Law Liabilities.    In connection with the distribution, employment-related liabilities for Archrock Employees and Exterran Corporation Employees will transfer to their respective post-distribution employers. Employment-related liabilities for former employees or other service providers of Archrock and former employees or other service providers of Exterran Corporation will be allocated to either Archrock or Exterran Corporation based on whether such individuals substantially conducted Archrock or Exterran Corporation business at the time the underlying claim arose. However, notwithstanding the foregoing, liabilities for former employees or other service providers of Archrock and former employees or service providers of Exterran Corporation who conducted both Archrock and Exterran Corporation business prior to the distribution and liabilities arising in connection with transfers of employment in connection with the spin-off will be allocated 50% to Archrock and 50% to Exterran Corporation. In addition, liabilities relating to (i) actions brought with respect to an employee benefit plan in which both Archrock Employees and Exterran Corporation Employees were eligible to participate prior to the distribution and based on events occurring prior to the distribution and (ii) the form, terms and conditions of, or the administration, operation, or maintenance of employee benefit plans in which both Archrock Employees and Exterran Corporation Employees were eligible to participate prior to the distribution, in each case, will be allocated 50% to Archrock and 50% to Exterran Corporation.

  Transition Services Agreement

        In connection with the spin-off, we and Archrock will enter into a transition services agreement under which we and Archrock will provide and/or make available to each other certain services and assets, for specified periods beginning on the distribution date. The personnel performing services for Archrock under the transition services agreement will be employees and/or independent contractors of ours. The transition services agreement will also contain customary indemnification provisions.

        Transition services may include accounting, administrative, payroll, human resources, environmental health and safety, real estate, fleet, financial audit support, legal, tax, treasury and other support and corporate services, and each service will be provided at a predetermined rate set forth in the transition services agreement. Each service provided under the agreement will have its own duration generally up to one year, extension terms and monthly cost, and the transition services agreement will terminate upon cessation of all services provided thereunder.

  Supply and Storage Agreements

        In connection with the spin-off, we intend to enter into a supply agreement on arm's length terms that, among other things, will set forth the terms under which we will provide Archrock and Archrock Partners with fabricated equipment on an exclusive basis. This supply agreement will have an initial term of two years, extendable for additional one-year terms by mutual agreement of the parties.

        Pursuant to the supply agreement, each of Archrock and Archrock Partners will be required to purchase its requirements of newly fabricated compression equipment from us, subject to certain exceptions. In the event that Archrock or Archrock Partners requires, from time to time and in good faith, equipment to be delivered in advance of the anticipated delivery date agreed to among the parties, we may, but will not be required to, accept the revised delivery date. In such case, we may propose a revised order price or alternative delivery date, in which case Archrock or Archrock Partners, as applicable, may accept our revised order price and revised delivery date or, if our proposed price exceeds the initial price or our proposed delivery date is later than the delivery date proposed by Archrock or Archrock Partners, as applicable, acquire the equipment subject to such order from a third party at a price lower than our proposed price and/or with a delivery date no later than the later of our proposed delivery date or Archrock or Archrock Partner's proposed delivery date, as applicable.

        In addition, if either Archrock or Archrock Partners acquires a new business that is not party to a firm supply agreement, then Archrock or Archrock Partners, as applicable, shall use its commercially reasonable efforts to order such business's newly fabricated compressor requirements from us. If, however, the new business is already party to a firm supply agreement, then Archrock or Archrock Partners, as applicable, can continue to order such equipment under that existing third-party supply agreement as long as orders for the succeeding twelve month period do not exceed such business's orders for the prior twelve month period.

        Each of Archrock and Archrock Partners will have the right to terminate this supply agreement in the event of a force majeure and in certain other circumstances. If our on-time delivery rate over a given 90-day period beginning no earlier than February 1, 2016 is less than 95% and we fail to improve our on-time delivery rate to over 95% in the succeeding 90-day period, then either Archrock or Archrock Partners may terminate the supply agreement. In addition, if the aggregate expense we incur repairing natural gas compressors we fabricate and under warranty over a 90-day period exceeds 2.5% of (i) the total dollar amount of sales of natural gas compressors to Archrock and Archrock Partners for the four most recently completed, non-overlapping 90-day periods, divided by (ii) four (or, prior to the first anniversary of the spin-off, 2.5% of (x) the total dollar amount of sales of natural gas compressors to Archrock and Archrock Partners for each non-overlapping 90-day period since the date of the spin-off, divided by (y) the number of 90-day periods since the date of the spin-off), and we fail to reduce such average cost to less than 2.5% of the average specified above during the succeeding 90-day period, then either Archrock or Archrock Partners may terminate the supply agreement. Each of Archrock and Archrock Partners will also have the right to cancel individual orders under the supply agreement for convenience with forty-five days' notice to us; provided, however, that Archrock or Archrock Partners, as applicable, will pay to us the actual costs incurred in connection with fulfilling such order prior to termination plus 15% of such costs. We will also enter into a storage agreement that, among other things, will establish the terms under which we will provide each of Archrock and Archrock Partners with storage space for equipment purchased under the supply agreement, as well as an additional storage agreement that will establish the terms under which Archrock will provide storage space to us for certain of our equipment.

  Services Agreements

        In connection with the spin-off, we intend to enter into non-exclusive services agreements with Archrock on arm's length terms that, among other things, will set forth the terms under which we will provide Archrock (or Archrock's customers on its behalf) with engineering, preservation and installation and commissioning services and Archrock will provide us (or our customers on our behalf) with make-ready, parts sales, preservation and installation and commissioning services. These services agreements will continue in effect until terminated by either party on 30 days' written notice.

 MANAGEMENT

Directors and Executive Officers

        The following table shows information about our directors and executive officers following the completion of the spin-off:

Name	Age	Position
Mark R. Sotir	51	Executive Chairman
Andrew J. Way	44	President and Chief Executive Officer and Director Nominee
Jon C. Biro	49	Senior Vice President and Chief Financial Officer
Steven W. Muck	63	Senior Vice President, International Operations
Daniel K. Schlanger	41	Senior Vice President, Sales and Marketing
Christopher T. Werner	53	Senior Vice President, Fabrication Services
William M. Goodyear	67	Director Nominee
John P. Ryan	63	Director Nominee
Christopher T. Seaver	67	Director Nominee
Richard R. Stewart	66	Director Nominee
Ieda Gomes Yell	59	Director Nominee

  Board of Directors

        Following the spin-off, our business and affairs will be managed under the direction of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the number of directors may be fixed by the board from time to time. As of the distribution date, our board of directors will consist of the individuals listed below. The present principal occupation or employment and five-year employment history of each individual follows the list below.

        Mr. Mark R. Sotir will serve as the Executive Chairman of our Board. Prior to the completion of the spin-off, Mr. Sotir served as Executive Chairman of the board of directors of Exterran Holdings since April 2013, and served as its Executive Vice Chairman from December 2011 to April 2013. Mr. Sotir has also served as Managing Director of Equity Group Investments, a private investment firm ("EGI"), since November 2006. While at EGI, he served as the interim president of Tribune Interactive, a division of Tribune Company, a media conglomerate, from December 2007 until April 2008. Tribune Company filed for protection under Chapter 11 of the Bankruptcy Code in December 2008. Prior to joining EGI, Mr. Sotir was the Chief Executive Officer of Sunburst Technology Corporation, an independent distributor of educational software to public schools, from August 2003 to November 2006. Prior to joining Sunburst, Mr. Sotir held various positions with the Budget Group, Inc., a national car and truck rental business, from 1995 to 2003, including as President and Chief Operating Officer from 2000 to 2003. Mr. Sotir serves on the board of directors of several EGI portfolio companies, including Rewards Network Inc., a dining rewards company; SIRVA Inc., a provider of moving and relocation services; and Veridiam, a specialty manufacturer in the nuclear aerospace and medical industry. Mr. Sotir received a B.A. in Economics from Amherst College and an M.B.A. from Harvard Business School.

        Mr. Sotir brings to our Board extensive operational experience, gained by serving in key management and leadership roles in a wide range of industries. His operational experience includes brand management, sales, marketing and distributions, as well as finance. In addition, Mr. Sotir serves as a director for several companies representing a diversity of industries. We believe Mr. Sotir's operational experience in key leadership and director roles make him well qualified to serve as a member of our Board.

        Prior to the completion of the spin-off, Mr. William M. Goodyear served on the board of directors of Exterran Holdings since April 2013. Mr. Goodyear served as Executive Chairman of the board of directors of Navigant Consulting, Inc., a specialized, global consulting firm, from May 2000 to June 2014 and as its Chief Executive Officer from May 2000 to February 2012. Prior to December 1999, Mr. Goodyear served as Chairman and Chief Executive Officer of Bank of America Illinois and President of Bank of America's Global Private Bank. Between 1972 and 1999, Mr. Goodyear held a variety of positions with Continental Bank (subsequently Bank of America), specializing in corporate finance, corporate lending, trading and distribution. During his tenure with Continental Bank, Mr. Goodyear managed the bank's European and Asian Operations and served as Vice Chairman of Continental Bank's Board of Directors prior to its 1994 merger with Bank of America. Mr. Goodyear is a member of the board and chairman of the audit committee of Enova International, Inc., a multinational provider of online financial services to individual consumers. He is also a member of the Board of Trustees of the University of Notre Dame and the Museum of Science and Industry—Chicago and serves as Chairman of the Rush University Medical Center. Mr. Goodyear received a B.B.A. from the University of Notre Dame and an M.B.A. from the Amos Tuck School of Business at Dartmouth College.

        As the former Chief Executive Officer and former Executive Chairman of the Board of Navigant Consulting, Inc., Mr. Goodyear has significant business consulting experience, including with operational, risk management, financial, regulatory and dispute advisory services. As a former chief executive officer, he also has significant experience in management and business strategy, and as a former public company chairman he is familiar with a full range of board functions. We believe Mr. Goodyear's experience and leadership skills make him well qualified to serve as a member of our Board.

        Prior to the completion of the spin-off, Mr. John P. Ryan served on the board of directors of Exterran Holdings since April 2013. Mr. Ryan previously served as President and Chief Executive Officer of Dresser, Inc., a global provider of flow control products, measurement systems and other infrastructure technologies to the oil and gas and power generation industries, from May 2007 until February 2011. Mr. Ryan was President and Chief Operating Officer of Dresser, Inc. from December 2004 to June 2007. From 1987 to 2004, Mr. Ryan was employed by Dresser Wayne where he served as President from 1996 to 2004 and as Vice President from 1991 to 1996. Mr. Ryan also currently serves as a director of Hudson Products, Inc., a company engaged in the design, manufacture and servicing of heat transfer equipment for the petroleum, chemical, gas processing and electric utility industries; Wayne Fueling Systems, Inc., a privately-held global supplier of fuel dispensers, payment terminals and other measurement and control solutions to the retail and commercial fueling industry; and The Village of Hope, a non-profit organization. He served on the board of directors of FlexEnergy, LLC, a provider of oil field turbine generators and environmental solutions for power generation, landfill gas and digester gas applications, from January 2012 to April 2013. Mr. Ryan received a B.A. from Villanova University.

        Mr. Ryan has relevant industry and functional experience, including a combination of commercial, operational, and financial skills. As the former chief executive officer of Dresser, Inc., Mr. Ryan has significant international experience and energy industry knowledge. With an early career in engineering, manufacturing and sales, Mr. Ryan also brings a thorough understanding of these disciplines. For these reasons, we believe Mr. Ryan is well qualified to serve as a member of our Board.

        Prior to the completion of the spin-off, Mr. Christopher T. Seaver served on the board of directors of Exterran Holdings since October 2008. Prior to joining the Exterran Holdings board, Mr. Seaver served as Chairman of the board of directors of Hydril Company, an oil and gas service company specializing in pressure control equipment and premium connections for casing and tubing from 2006 until his retirement in May 2007. Mr. Seaver held a series of domestic and international management positions at Hydril Company from 1985 to May 2007, including as President since 1993 and CEO and Director since 1997. Prior to joining Hydril Company, Mr. Seaver was a corporate and securities attorney for the law firm of Paul, Hastings, Janofsky & Walker LLP, and was a Foreign Service Officer in the U.S. State Department with postings in Kinshasa, Republic of Congo and Bogotá, Colombia. Mr. Seaver currently serves as a director and member of the audit committee of Oil States International, Inc., an oil service company specializing in manufacturing of products for offshore production and drilling, rental tools and US land drilling services; a director and Chairman of McCoy Global Inc., a Canadian oil service company principally providing power tongs and related equipment; and a director of The Seaver Institute, a private, non-profit foundation. Mr. Seaver was a director of Innovative Wireline Solutions Inc., a start-up Canadian wireline services company, from July 2010 to October 2011, and he has also served as a director and officer of the Petroleum Equipment Suppliers Association, a director of the American Petroleum Institute, and a director and Chairman of the National Ocean Industries Association. Mr. Seaver received an A.B. in Economics from Yale University and a J.D. and an M.B.A. from Stanford University.

        Through his former roles as President, Chief Executive Officer and Chairman of the Board of a publicly traded oil and gas services company, Mr. Seaver brings to our Board both the perspective of an executive officer as well as that of a director. He has both domestic and international management and operations experience and has been heavily involved in many industry trade and professional organizations. His tenure with the U.S. State Department makes him well-versed in international cultures and the challenges and opportunities presented by conducting business in developing countries. We believe this knowledge and experience, together with his service on the boards of other energy services companies, make Mr. Seaver well qualified to serve as a member of our Board.

        Prior to completion of the spin-off, Mr. Richard R. Stewart served on the board of directors of Exterran Holdings since April 2015. Mr. Stewart previously served as President and Chief Executive Officer of GE Aero Energy, a division of GE Power Systems, and as an officer of General Electric Company, from February 1998 until his retirement in 2006. From 1972 to 1998, Mr. Stewart served in various positions at Stewart & Stevenson Services, Inc., including as Group President and member of the board of directors. Mr. Stewart is a director and Chairman of the Governance Committee of Eagle Materials Inc., a U.S. manufacturer and distributor of building materials; director and Chairman of the Audit Committee of Kirby Corporation, a tank barge operator; and director of TAS, a privately held company providing energy conversion solutions. Mr. Stewart served as a director of Lufkin Industries, Inc., an oilfield equipment and power transmission products company, from October 2009 until its acquisition by General Electric in July 2013. Mr. Stewart received a B.B.A. in Finance from the University of Texas.

        Mr. Stewart brings business knowledge and leadership experience, as well as familiarity with corporate governance issues, as a result of his prior service as chief executive officer of a manufacturing company, as an officer of General Electric and as a member of the boards of other public companies, which we believe make him well qualified to serve as a member of our Board.

        Mr. Andrew J. Way will serve as our President and Chief Executive Officer following the spin-off, prior to which time he was hired by Exterran Holdings to serve as its Executive Vice President effective on or about July 1, 2015. Mr. Way served as Vice President and CEO—Drilling and Surface Production of GE Oil & Gas, a provider of equipment and services in the oil and gas space, from 2012 through June 2015. Mr. Way joined GE Oil & Gas in October 2007 and, prior to taking his current position, served as GM Operations, Turbo Machinery Services from October 2007 to December 2008, as GM, Global Supply Chain from December 2008 to December 2010, and as Vice President and CEO—Turbo Machinery Services from December 2010 to June 2012. Prior to joining GE Oil & Gas, Mr. Way served as Operations/Managing Director—GE Equipment Services of GE Capital from 2001 to 2007 and held various positions at GE Aviation from 1996 to 2001. Mr. Way studied Mechanical Engineering and graduated from the technical leadership program with Lucas Industries in Wales, U.K.

        Mr. Way's almost two decades of experience with General Electric in a variety of leadership roles, including with GE Oil & Gas as a provider of oil and gas equipment and services has provided him with worldwide and broad industry experience and a deep understanding of operational opportunities and challenges. Mr. Way's business judgment, management experience and leadership skills are highly valuable in assessing our business strategies and accompanying risks. We believe that this experience, Mr. Way's industry and customer relationships and the knowledge and perspective he will bring as our President and Chief Executive Officer, will make Mr. Way well qualified to serve as a member of our Board.

        Prior to completion of the spin-off, Ms. Ieda Gomes Yell served on the board of directors of Exterran Holdings since April 2015. Ms. Gomes has served as the Managing Director of Energix Strategy Ltd., an independent oil and gas consultancy firm, since October 2011. Before forming Energix, Ms. Gomes served in a number of positions with BP plc and its subsidiaries from 1998 to 2011, including as President of BP Brazil, Vice President of Regulatory Affairs and Vice President of Market Development at BP Solar and Vice President of Pan American Energy. From 1995 until 1998, Ms. Gomes held a number of positions with Companhia de Gás de São Paulo, or Comgás, a Brazilian natural gas distributor, before being named President and Chief Executive Officer. Ms. Gomes is currently a non-executive director and member of the Audit and Risk and Strategic Committees at Bureau Veritas SA, a global provider of testing, inspection and certification services; a director and Chair of the Corporate Governance Committee at InterEnergy Holdings, a private power production company; a Councillor of the Brazilian Chamber of Commerce in Great Britain, a not-for-profit organization; a founding director of WILL Latam—Women in Leadership in Latin America, a not-for-profit organization; a member of the advisory board of Crystol Energy, an independent consultancy and advisory firm; and a member of the advisory board of Comgás and of the Infrastructure Department of the São Paulo Federation of Industries. Ms. Gomes is a senior visiting research fellow at the Oxford Institute of Energy Studies in the United Kingdom and Fundação Getúlio Vargas Energia in Brazil and serves as the independent chair of British Taekwondo. Ms. Gomes received her B.S. in Chemical Engineering from the University of Bahia, Brazil, an MSc. in Environmental Engineering from the Polytechnic School of Lausanne, Switzerland and an MSc. in Energy from the University of Sao Paulo, Brazil.

        Throughout her career, Ms. Gomes has cultivated extensive experience in developing projects, restructuring energy businesses and advising domestic and international oil and gas companies in a variety of operational and governance matters, including developing business strategies, navigating international markets and creating growth, which we believe make her well qualified to serve as a member of our Board.

  Executive Officers

        Mr. Andrew J. Way will serve as our President and Chief Executive Officer following the spin-off. Information concerning the business experience of Mr. Way is provided under the heading "—Board of Directors" above.

        Mr. Jon C. Biro will serve as our Senior Vice President and Chief Financial Officer following the spin-off. Mr. Biro has served as Senior Vice President and Chief Financial Officer of Exterran Holdings since September 2014 and as Senior Vice President and Director of Exterran GP LLC, the managing general partner of Exterran Partners, L.P., since October 2014. Prior to joining Exterran Holdings, Mr. Biro served as Executive Vice President and Chief Financial Officer of Consolidated Graphics, Inc., a commercial printer, from January 2008 to January 2014. Mr. Biro served in various positions at ICO, Inc., an oilfield services provider and manufacturer of specialty resins, from 1994 to 2008, including as Chief Financial Officer and Treasurer from April 2002 to January 2008. Prior to joining ICO, Inc., Mr. Biro was a Senior Audit Accountant for PricewaterhouseCoopers LLP from 1991 to 1994. Mr. Biro served on the board of directors and audit committee of Crown Crafts, Inc., a producer and distributor of infant, toddler and juvenile consumer products, from August 2010 to August 2013. Mr. Biro also served as an officer and director of certain other Exterran Holdings majority-owned subsidiaries. Mr. Biro is a Certified Public Accountant and received a B.A. from the University of Texas and an M.S. of Accountancy from the University of Houston.

        Mr. Steven W. Muck will serve as our Senior Vice President, International Operations following the spin-off. Mr. Muck has served as Senior Vice President, International Operations of Exterran Holdings since February 2015. Previously, he served as Vice President, Sales, Eastern Hemisphere, of EESLP, and was based in Dubai, United Arab Emirates, having been appointed to that position in May 2014. Mr. Muck served as a manager in EESLP's North America operations beginning in June 2009, including as a Regional Vice President from November 2009 to May 2014. From August 2007 to June 2009, he was Senior Vice President, Global Human Resources of Exterran Holdings. Mr. Muck joined Exterran Holdings through the acquisition of the compression services business of Dresser-Rand Company in August 2000, and prior to the merger of Hanover Compressor Company ("Hanover") and Universal Compression Holdings, Inc. ("Universal") to form Exterran Holdings, Inc., Mr. Muck served Hanover in a number of positions, including as Vice President, International Operations. He began his career with Ingersoll-Rand in 1975 and held various positions with both Ingersoll-Rand and Dresser Rand in field operations, sales and marketing. Mr. Muck received a B.S. in Business Administration and a B.S. in Mechanical Engineering from Kansas State University.

        Mr. Daniel K. Schlanger will serve as our Senior Vice President, Sales and Marketing following the spin-off. Mr. Schlanger has served as Senior Vice President, Sales and Marketing of Exterran Holdings since February 2015 and as Senior Vice President and director of Exterran GP LLC since October 2006. Mr. Schlanger served as Chief Financial Officer of Exterran GP LLC from June 2006 through March 2009 and as Senior Vice President, Operations Services of Exterran Holdings from February 2009 through February 2015. From May 2006 until the merger of Hanover and Universal, Mr. Schlanger served as Vice President, Corporate Development of Universal Compression, Inc., a wholly owned subsidiary of Universal. From August 1996 through May 2006, Mr. Schlanger was employed as an investment banker with Merrill Lynch & Co. where he focused on the energy sector. Mr. Schlanger also served as an officer and director of certain other Exterran Holdings majority-owned subsidiaries. Mr. Schlanger holds a B.S. in Economics from the University of Pennsylvania.

        Mr. Christopher T. Werner will serve as our Senior Vice President, Fabrication Services following the spin-off. Mr. Werner has served as Senior Vice President of Fabrication Services of Exterran Holdings since February 2015. Mr. Werner joined Exterran Holdings in 2009, as Vice President, Manufacturing, having served as Vice President, North America Manufacturing at Goodyear Tire & Rubber Co., a global tire manufacturer, from June 2005 to December 2008. He was Senior Vice President, Global Operations with GST AutoLeather, Inc., a private equity Tier 2 supplier in the automotive industry, from October 2003 to June 2005, and Vice President and General Manager of Hubbell Power Systems, a manufacturer of transmission, distribution and other products used by utilities, from October 2000 to December 2002. Prior to joining Hubbell, Mr. Werner served in various manufacturing leadership roles with the Hardware Division of Black & Decker, a diversified global provider of power tools, mechanical access and electronic security solutions and engineered fastening systems, from June 1993 to September 2000. Mr. Werner began his career with General Electric in 1985. He holds a B.S. in Chemical Engineering from the University of Arkansas.

Key Employees

        The following table shows information about certain key members of our management team who will report to our President and Chief Executive Officer following the completion of the spin-off:

Name	Age	Position
Christine M. Michel	52	Senior Vice President, Global Human Resources and Communications
Valerie L. Banner	60	Vice President, General Counsel and Secretary

        Ms. Christine M. Michel will serve as our Senior Vice President, Global Human Resources and Communications following the spin-off. Ms. Michel has served as Senior Vice President, Global Human Resources and Communications of Exterran Holdings since June 2009. Prior to joining Exterran Holdings, Ms. Michel served in a number of positions of increasing responsibility for Ford Motor Company since 1997, including as Executive Director, Human Resources, The Americas and Corporate Staffs; Executive Director, Global Compensation and Benefits; HR Manager, Corporate Finance; and HR Manager, Ford of Hungary. Ms. Michel received a B.S. in accounting and an M.B.A. from the University of Iowa.

        Ms. Valerie L. Banner will serve as our Vice President, General Counsel and Secretary. Ms. Banner has served as Associate General Counsel of Exterran Holdings since June 2008 and as special counsel from August 2007 to June 2008. Prior to the merger of Hanover and Universal in August 2007, she served Universal as special counsel since December 2000, and served as Senior Vice President, General Counsel and Secretary from June 1998 through December 2000. Prior to joining Universal, Ms. Banner served as counsel for several publicly traded companies and was in private practice, having begun her career as an associate with Andrews & Kurth LLP. Ms. Banner also served as an officer and director of certain other Exterran Holdings majority-owned subsidiaries. Ms. Banner received a B.B.A. from Southern Methodist University and a J.D. from the University of Texas.

Committees of Our Board of Directors

        Upon completion of the spin-off, the committees of our board of directors are expected to consist of an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. Each of the Committees will be comprised entirely of independent nonmanagement directors.

        Audit Committee.    The Audit Committee will be responsible for overseeing (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements, (c) the independent auditor's qualifications and independence, and (d) the performance of our internal auditor and independent auditor. The Audit Committee will be directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The committee, among other things, will also review and discuss our financial statements with management and the independent registered public accounting firm.

        Upon the commencement of the listing of our common stock, the Audit Committee is expected to consist of William M. Goodyear, Christopher T. Seaver and John P. Ryan. Subject to final determination by our board of directors, we believe that each of them will qualify as an independent director according to the rules and regulations of the SEC and the NYSE with respect to audit committee membership. We also believe, subject to final determination by our board of directors, that each of Messrs. Goodyear and Seaver will qualify as an "audit committee financial expert," as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a written charter for the Audit Committee in connection with the spin-off, which will be available on our corporate website upon the completion of the spin-off.

        Compensation Committee.    The Compensation Committee will have overall responsibility for our officer compensation plans, policies and programs and will have the authority to engage and terminate any compensation consultant or other advisors to assist the committee in the discharge of its responsibilities. Upon the commencement of the listing of our common stock, the Compensation Committee is expected to consist of William M. Goodyear, John P. Ryan, Christopher T. Seaver and Richard R. Stewart. Our board of directors will adopt a written charter for the Compensation Committee in connection with the spin-off, which will be available on our corporate website upon the completion of the spin-off.

        Nominating and Governance Committee.    The Nominating and Governance Committee, in addition to other matters, will: (1) identify and recommend qualified candidates to the board of directors for nomination as members of the board of directors; (2) make recommendations respecting the composition of the board of directors and its committees and (3) monitor compliance with corporate governance standards. Upon the commencement of the listing of our common stock, the Nominating and Governance Committee is expected to consist of John P. Ryan, Christopher T. Seaver and Ieda Gomes Yell. Our board of directors will adopt a written charter for the Nominating and Governance Committee in connection with the spin-off, which will be available on our corporate website upon the completion of the spin-off.

Director Compensation

        We currently anticipate that, following the completion of the spin-off, our non-employee directors will receive compensation for their service on the board. However, we have not yet developed or implemented a compensation program for our non-employee directors.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers have served as members of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

        For the purposes of the following Compensation Discussion and Analysis, certain individuals that were employed by Exterran Holdings during 2014 and that we expect will be our named executive officers as of the distribution date are identified below (collectively, our "Named Executive Officers"). These individuals, who would have been our 2014 named executive officers had we been a publicly listed company during 2014, as well as their positions with us following the spin-off, are as follows:

  •
  Jon C. Biro, Senior Vice President and Chief Financial Officer;

  •
  Daniel K. Schlanger, Senior Vice President, Sales and Marketing;

  •
  Steven W. Muck, Senior Vice President, International Operations; and

  •
  Christopher T. Werner, Senior Vice President, Fabrication Services.

        During 2014, each of Messrs. Biro, Schlanger, Muck and Werner were employed by Exterran Holdings. Mr. Biro commenced employment with Exterran Holdings on September 22, 2014. During 2014, Mr. Muck served as Exterran Holdings' Regional Vice President of North America Operations through May 2014 and as its Vice President, Sales, Eastern Hemisphere thereafter. Mr. Werner served as Vice President of Manufacturing, during 2014. Messrs. Muck and Werner were promoted to Senior Vice President of International Operations and to Senior Vice President of Fabrication Services, respectively, of Exterran Holdings on February 2, 2015.

        Exterran Holdings hired Andrew J. Way to serve as its Executive Vice President effective July 1, 2015. Effective as of the spin-off, Mr. Way will serve as our President and Chief Executive Officer and will be one of our named executive officers. Because he was not an employee or executive officer of us or Exterran Holdings or any of its affiliates during 2014, we have not included his 2014 compensation in the following discussion or the compensation tables that follow this Compensation Discussion and Analysis.

        Exterran Holdings, its Chief Executive Officer and its compensation committee (the "Exterran Holdings Compensation Committee") determined the compensation of our Named Executive Officers during 2014. Accordingly, this section describes Exterran Holdings' compensation philosophy and programs as they pertain to the Named Executive Officers. Following the spin-off, we will have a compensation committee with responsibility for establishing our compensation philosophy and programs and determining appropriate payments and awards to our Named Executive Officers. Initially, we expect that our compensation programs and policies will be substantially similar to those utilized by Exterran Holdings immediately prior to the spin-off. However, our compensation committee has not yet been established, and we expect that our compensation committee will review these programs and policies following the spin-off. In addition, following the spin-off, we anticipate that our compensation committee will continue to develop our compensation structure, programs and policies in order to ensure that they meet our business needs and goals and that our compensation committee may make appropriate adjustments to our compensation programs and policies to ensure that they are competitive within the market in which we compete for talent.

Elements of Compensation

        Exterran Holdings' executive compensation program is designed (i) to align executive officers' pay with individual and company performance in order to achieve growth, profitability and return for stockholders, and (ii) to attract and retain talented executives who are critical to short- and long-term success. The key elements of our Named Executive Officers' compensation and the primary objectives of each are:

  •
  Base salary attracts and retains talented executives, recognizes individual roles and responsibilities, and provides stable income;

  •
  Annual performance-based incentive compensation promotes short-term performance objectives and rewards executives for their contributions toward achieving those objectives;

  •
  Long-term incentive compensation aligns executives' interests with stockholders' interests, emphasizes long-term financial and operational performance, and helps retain key executives;

  •
  Retirement savings, health and welfare benefits provide retirement income and protection against the financial hardship that can result from illness, disability or death; and

  •
  Severance benefit and change of control arrangements aid in attracting and retaining executive talent, particularly during any potential transition period due to a change of control.

        Each of these elements of compensation is further described below.

        Exterran Holdings believes that its compensation program provides balanced incentives and does not create risks that are reasonably likely to have a material adverse effect on Exterran Holdings. Exterran Holdings periodically evaluates market best practices in executive compensation, and makes appropriate modifications to its program to ensure that it continues to meet these objectives.

Compensation Philosophy and Objectives

        The primary objectives of Exterran Holdings' executive compensation program are to:

  •
  Pay competitively—Exterran Holdings believes that, to attract, retain and motivate an effective management team with the level of expertise and experience needed to achieve consistent growth, profitability and return for stockholders, total compensation should be competitive with that of similarly-sized companies across a variety of industries and within the oilfield services sector, as further described below in "How Exterran Holdings Determines Executive Compensation."

  •
  Pay for performance—The program's emphasis on performance-based, variable compensation is an important component of Exterran Holdings' overall compensation philosophy. Cash bonuses and equity-based incentive awards based on annual performance combined with time-based equity awards that vest over several years balance short-term and long-term business objectives.

  •
  Align management's interests with stockholders' interests—The program's emphasis on equity-based compensation and ownership encourages executives to act strategically to drive sustainable long-term performance and enhance long-term stockholder value.

How Exterran Holdings Determines Executive Compensation

        The Exterran Holdings Compensation Committee is responsible for establishing and overseeing compensation programs that are consistent with Exterran Holdings' compensation philosophy and Exterran Holdings' Chief Executive Officer is responsible for establishing and overseeing compensation programs for certain of its other employees, including, during 2014, Messrs. Muck and Werner. In carrying out this role, the Exterran Holdings Compensation Committee and Exterran Holdings' Chief Executive Officer consider the following:

  •
  Current and past total compensation, including a review of base salary, short-term incentive pay and the value of long-term incentive awards received;

  •
  With respect to Exterran Holdings' executive officers, data and analysis provided by the Exterran Holdings Compensation Committee's independent compensation consultant, as further detailed below;

  •
  With respect to Exterran Holdings' executive officers, Exterran Holdings' Chief Executive Officer's recommendations;

  •
  Company performance and operating unit performance (where applicable), as well as each executive's impact on performance;

  •
  Each executive's relative scope of responsibility and potential;

  •
  Individual performance and demonstrated leadership;

  •
  Internal pay equity considerations; and

  •
  Any other factors that the Exterran Holdings Compensation Committee or the Chief Executive Officer, as applicable, deems relevant.

        No specific formula is used to determine the weight of any factor; rather, compensation is established based on the Exterran Holdings Compensation Committee's or Chief Executive Officer's, as applicable, assessment of all relevant information.

        Compensation Consultant Analysis.    For 2014, the Exterran Holdings Compensation Committee engaged Pearl Meyer & Partners,  LLC ("PM&P"), an independent third-party compensation consultant, to:

  •
  provide a competitive review of executive compensation, including base salary, annual incentives, long-term incentives and total direct compensation, compared with independent and objective market data; and

  •
  provide information on how trends, new rules, regulations and laws impact executive and director compensation practice and administration.

        For 2014, PM&P provided an analysis of data derived from (i) proxy statements filed by the members of Exterran Holdings' peer group, as further described below, and (ii) surveys of the compensation practices of companies in the oilfield services industry, the broader energy industry and across a variety of industries, in each case with annual revenues ranging from approximately $1.0 billion to $3.0 billion. In performing its analysis, PM&P generally placed more weight on the proxy compensation data than on the information derived from the compensation surveys.

        In consultation with PM&P, the Exterran Holdings Compensation Committee selected Exterran Holdings' 2014 peer group as follows:

Basic Energy Services, Inc.	Flowserve Corporation	Patterson-UTI Energy, Inc.
Cameron International Corporation	Gardner Denver, Inc.	Regency Energy Partners, L.P.
Chicago Bridge & Iron Company N.V.	Key Energy Services, Inc.	RPC, Inc.
DCP Midstream Partners LP	McDermott International, Inc.	Superior Energy Services, Inc.
Dresser-Rand Group Inc.	Oceaneering International, Inc.	Willbros Group, Inc.
Oil States International, Inc.

        Because many of Exterran Holdings' direct competitors are not publicly traded or are not of a comparable size, Exterran Holdings' peer group includes a diversity of oilfield services and related companies with a range of revenues and with both domestic and international operations. The Exterran Holdings Compensation Committee believes this peer group includes companies with which Exterran

Holdings competes for technical and managerial talent and provides an appropriate reference point for assessing the competitiveness of Exterran Holdings' compensation program.

        For 2014, the Exterran Holdings Compensation Committee used PM&P's analysis to help structure a competitive executive compensation program, position executive compensation within a target range (by referencing the market at the 50th percentile), and make individual compensation decisions based on comparable positions at those companies with which it competes for talent. Because Messrs. Muck and Werner were not executive officers at the time the Exterran Holdings Compensation Committee made these compensation decisions, PM&P's analysis was not factored into the establishment of their compensation for 2014.

        Role of Exterran Holdings' Chief Executive Officer.    The most significant aspects of management's, including Exterran Holdings' Chief Executive Officer's, role in the compensation-setting process for 2014 were:

  •
  Recommending (for executive officers) or establishing (for non-executive employees) compensation programs, compensation policies, compensation levels and incentive opportunities that are consistent with its business strategies;

  •
  compiling, preparing and distributing materials for Compensation Committee review and consideration;

  •
  recommending or establishing (as applicable) corporate performance goals on which performance-based compensation will be based; and

  •
  assisting in the evaluation of, or evaluating, employee performance.

        Exterran Holdings' Chief Executive Officer has annually reviewed the performance of each of the other executive officers and recommends salary adjustments, annual cash incentives and long-term incentive awards, which the Exterran Holdings Compensation Committee considers along with the other factors discussed above. Exterran Holdings' Chief Executive Officer also determines compensation for certain of its non-executive employees. We expect that following the spin-off, our Chief Executive Officer will annually review the performance of each of our other executive officers and key employees.

Base Salary

        The Named Executive Officers received base salaries from Exterran Holdings in 2014 to compensate them for services rendered to Exterran Holdings. Exterran Holdings determined that, to attract external executive talent and support the development and retention of current executives, base pay should be competitive, as described above.

        The 2014 base salaries for our Named Executive Officers were:

Executive Officer	Title	2014 Base Salary ($)
Jon C. Biro(1)	Senior Vice President and Chief Financial Officer	420,000
Daniel K. Schlanger(2)	Senior Vice President, Sales and Marketing	420,000
Steven W. Muck(3)	Senior Vice President, International Operations	350,000
Christopher T. Werner(4)	Senior Vice President, Fabrication Services	287,012

(1)
Mr. Biro joined Exterran Holdings on September 22, 2014, and the chart above reflects his base salary upon hire.

(2)
In February 2014, the Exterran Holdings Compensation Committee increased Mr. Schlanger's annual base salary from $365,000 to $420,000, effective as of March 2014. The chart above reflects Mr. Schlanger's base salary following such increase.

(3)
In March 2014, Mr. Muck's annual base salary was increased from $302,444 to $310,000 as part of Exterran Holdings' annual merit review. In May 2014, Mr. Muck's annual base salary was further increased to $350,000 in connection with his promotion to Vice President, Sales, Eastern Hemisphere. The chart above reflects Mr. Muck's base salary following such increase.

(4)
In March 2014, Mr. Werner's annual base salary was increased from $278,652 to $287,012 as part of Exterran Holdings' annual merit review. The chart above reflects Mr. Werner's base salary following such increase. In addition, Mr. Werner's annual base salary was further increased to $300,000 in connection with his promotion to Senior Vice President, Fabrication Services in February 2015.

        In connection with Exterran Holdings' hiring of Mr. Way in June 2015, Exterran Holdings entered into an offer of employment with him which provides for an initial base salary equal to $750,000. Mr. Way's offer letter (the "CEO Offer Letter") is described in more detail below under "New Executive Employment Letters."

        Following the completion of the spin-off, we currently expect that our Named Executive Officers will continue to receive the same annualized base salaries as they received prior to the spin-off.

Annual Performance-Based Incentive Compensation

        In 2014, our Named Executive Officers participated in Exterran Holdings' 2014 short-term incentive program (the "Exterran Holdings 2014 Incentive Program"). Each Named Executive Officer's cash incentive target was a specified percentage of his individual base salary in 2014 (after taking into account the base salary adjustments discussed above under "Base Salary"). In determining the cash incentive opportunity for each Named Executive Officer, the Exterran Holdings Compensation Committee, or with respect to Messrs. Muck and Werner, Exterran Holdings' Chief Executive Officer, considered the factors discussed above under "How Exterran Holdings Determines Executive Compensation." Mr. Way was not employed by us or Exterran Holdings during 2014 and, accordingly, did not participate in the Exterran Holdings 2014 Incentive Program.

        Under the Exterran Holdings 2014 Incentive Program, each Named Executive Officer's cash incentive target was:

Executive Officer	Title	2014 Cash Incentive Target (% of base salary)	2014 Cash Incentive Target ($)
Jon C. Biro	Senior Vice President and Chief Financial Officer	70	294,000	(1)
Daniel K. Schlanger	Senior Vice President, Sales and Marketing	70	294,000
Steven W. Muck	Senior Vice President, International Operations	70	245,000	(2)
Christopher T. Werner	Senior Vice President, Fabrication Services	40	114,805	(3)

(1)
Reflects Mr. Biro's annualized 2014 cash incentive target.

(2)
In May 2014, in connection with his promotion to Vice President, Sales, Eastern Hemisphere, Mr. Muck's cash incentive target was increased from 40% of base salary to 70% of base salary. The chart above reflects Mr. Muck's cash incentive target following such increase.

(3)
Reflects Mr. Werner's incentive target for 2014. Following his promotion in February 2015, Mr. Werner's incentive target was increased to 60% of base salary.

        Each Named Executive Officer's potential cash payout under the Exterran Holdings 2014 Incentive Program ranged from 0% to 200% of his incentive target; however, Exterran Holdings had discretion to increase each Named Executive Officer's actual cash payout above 200% of his incentive target for extraordinary Exterran Holdings and individual performance during 2014.

        Under the Exterran Holdings 2014 Incentive Program, the Exterran Holdings Compensation Committee or, with respect to Messrs. Muck and Werner, Exterran Holdings' Chief Executive Officer, could determine actual payouts to the Named Executive Officers by considering (i) for all Named Executive Officers, Exterran Holdings' performance, including an assessment of EBITDA, as adjusted, achieved by Exterran Holdings for 2014, (ii) for Messrs. Schlanger and Werner, results achieved by the Operations Services Group, and for Mr. Muck, results achieved by the Eastern Hemisphere unit, (iii) each officer's individual contribution toward Exterran Holdings' and/or operating unit performance, including his demonstrated leadership and implementation of Exterran Holdings' business strategy, (iv) the recommendations of Exterran Holdings' Chief Executive Officer, and (v) any other factors or criteria that the Exterran Holdings Compensation Committee or Exterran Holdings' Chief Executive Officer, as applicable, chose to consider, in its or his discretion. No specific weight was given to any of these factors.

        To assess Exterran Holdings' 2014 performance, the Exterran Holdings Compensation Committee considered where EBITDA, as adjusted, for purposes of the Exterran Holdings 2014 Incentive Program, achieved for 2014 fell within the following target range:

	Below Threshold		Threshold	Target	Maximum	2014 Actual
EBITDA, as adjusted (in millions)(1)	<$	548	$548	$685	$822	$671
Company performance percentage		0	50%	100%	150%	95%

(1)
EBITDA, as adjusted, is calculated as net income (loss) excluding income (loss) from discontinued operations (net of tax), cumulative effect of accounting changes (net of tax), income taxes, interest expense (including debt extinguishment costs and gain or loss on termination of interest rate swaps), depreciation and amortization expense, impairment charges, restructuring charges, non-cash gains or losses from foreign currency exchange rate changes recorded on intercompany obligations, expensed acquisition costs and other charges. EBITDA, as adjusted for purposes of the Exterran Holdings 2014 Incentive Program, makes further adjustments, in the Exterran Holdings Compensation Committee's discretion, relating to certain items that are generally unusual or non-recurring in nature. EBITDA, as adjusted for purposes of the Exterran Holdings 2014 Incentive Program, also reflects the Exterran Holdings Compensation Committee's revised target and range, and Exterran Holdings' results, relating to the acquisitions of assets from MidCon Compression, L.L.C. in April and August 2014.

        To assess 2014 operating unit performance, the Exterran Holdings Compensation Committee (or, for Messrs. Muck and Werner, Exterran Holdings' Chief Executive Officer) considered the performance indicators shown below. For each of the Latin America, North America and Eastern Hemisphere operating units, the specified financial performance indicators were collectively weighted at 60% to 70%, and the specified customer service, people and safety performance indicators were collectively weighted at 30% to 40%. For each of the Operations Services and the Corporate Services operating units, the specified financial performance indicators were collectively weighted at 80%, and the specified people and safety performance indicators were collectively weighted at 20%. Based on this assessment, achievement percentages for Exterran Holdings' operating units were determined to range from 103% to 118%.

Operating Unit
Performance Indicator(1)	Latin America	North America	Eastern Hemisphere	Operations Services	Corporate Services
Financial	Operating cash flow	Operating cash flow	Operating cash flow	EBITDA	Blended financial performance of Latin America, North America, Eastern Hemisphere and Operations Services operating units
	Contract operations and fabrication bookings	Fabrication bookings	Fabrication bookings	Fabrication bookings gross margin
		Field optimization savings	Net change in horsepower utilization	Working capital
Net change in horsepower utilization
Customer Service	Service availability percentage	Service availability percentage	Service reliability percentage	Not applicable	Not applicable
People	Supervisor effectiveness	Supervisor effectiveness	Supervisor effectiveness	Supervisor effectiveness	Supervisor effectiveness
Safety	Preventable vehicle incident rate	Preventable vehicle incident rate	Total recordable incident rate	Total recordable incident rate	Total recordable incident rate
	Total recordable incident rate	Total recordable incident rate

(1)
Exterran Holdings has not disclosed Exterran Holdings' target levels with respect to the achievement of these operating unit performance indicators because they are derived from internal analyses reflecting its business strategy and will not otherwise be publicly disclosed. Exterran Holdings believes its disclosure would provide Exterran Holdings' competitors, customers and other third parties with significant insights regarding Exterran Holdings' confidential business strategies that could cause substantial competitive harm.

        Finally, the Exterran Holdings Compensation Committee or, with respect to Messrs. Muck and Werner, Exterran Holdings' Chief Executive Officer, considered each Named Executive Officer's individual contribution toward Exterran Holdings and/or operating unit performance including, as individually applicable, implementation of operational improvements, contribution toward Exterran Holdings' performance goals and initiatives and demonstrated leadership ability. During its assessment of 2014 performance for each Named Executive Officer other than Mr. Werner, who was not a direct report of Exterran Holdings' Chief Executive Officer during 2014 and, consequently, not a member of the senior management team of Exterran Holdings during 2014, the Exterran Holdings Compensation Committee also considered Exterran Holdings' extraordinary performance during 2014, including, among other significant accomplishments:

  •
  organic growth of 261,000 operating compression horsepower in North America;

  •
  the completion and successful integration of two major asset acquisitions that increased operating compression horsepower by an additional 554,000 horsepower in North America;

  •
  execution of several major long-term contracts for the provision of contract operations services in Latin America;

  •
  initiation of a dividend program and payment of four quarterly dividends of $0.15 per share during the year;

  •
  the successful launch of Exterran Holdings' C-Series line of configurable compressor packages;

  •
  the implementation of significant organizational design changes to simplify Exterran Holdings' operating structure;

  •
  the achievement of the lowest injury rates and best overall safety record in Exterran Holdings' history, and

  •
  the announcement of the spin-off.

        Following its assessment of Exterran Holdings' performance, operating unit performance, individual performance and the additional factors discussed above, the Exterran Holdings Compensation Committee approved the following cash payments under the Exterran Holdings 2014 Incentive Program to our Named Executive Officers. These amounts were paid in March 2015.

Executive Officer	Title	2014 Incentive Program Payout ($)
Jon C. Biro	Senior Vice President and Chief Financial Officer	100,000	(1)
Daniel K. Schlanger	Senior Vice President, Sales and Marketing	600,000
Steven W. Muck	Senior Vice President, International Operations	425,000
Christopher T. Werner	Senior Vice President, Fabrication Services	133,258

(1)
Mr. Biro's cash payment under the Exterran Holdings 2014 Incentive Program reflects the period of time he was employed by Exterran Holdings during 2014.

        With respect to the calendar year in which the spin-off is completed, we expect to adopt a cash incentive program for the benefit of our executives, including our Chief Executive Officer and Named Executive Officers, covering the portion of such year following the completion of the spin-off. Our executives will remain eligible to receive cash incentive compensation under Exterran Holdings' cash incentive program for the portion of such year prior to the completion of the spin-off. In subsequent years, we expect that our Named Executive Officers will be eligible to earn annual cash incentive awards based on the attainment of specified company and/or individual performance objectives established by our compensation committee. The applicable terms and conditions of the cash incentive awards will be determined by our compensation committee.

        Following the completion of the spin-off, pursuant to the CEO Offer Letter, Mr. Way will be eligible for an annual bonus targeted at 100% of base salary. We currently expect that, following the completion of the spin-off, our Named Executive Officers will continue to be eligible for the same target annual bonuses as prior to the completion of the spin-off.

Long-Term Incentive Compensation

        The Exterran Holdings Compensation Committee believes that awarding a meaningful portion of our Named Executive Officers' total compensation in the form of long-term incentive compensation aligns executives' interests with our stockholders' interests, emphasizes long-term financial and operational performance and helps to retain key executives. Specifically, grants of:

  •
  Exterran Holdings Stock Options incentivize key employees to work toward long-term performance objectives and the goal to achieve future stockholder appreciation, because options have value only when the value of common stock increases;

  •
  Exterran Holdings Restricted Stock and Restricted Stock Units incentivize key employees to work toward long-term performance goals by aligning their interests with stockholders' interests;

  •
  Exterran Holdings Performance Awards encourage long-range planning through performance factors designed to focus key employees on year-over-year performance improvements and initiatives and reward sustained stockholder value creation; and

  •
  Exterran Partners Phantom Units with distribution equivalent rights ("DERs") emphasize Exterran Holdings' growth objectives with respect to Exterran Partners. Exterran Partners is a master limited partnership that provides natural gas contract operations services to customers throughout the U.S. which Exterran Holdings controls and in which Exterran Holdings has an equity interest. DERs are the right to receive cash distributions on the units.

        Grants of stock options, restricted stock, restricted stock units and performance awards during calendar year 2014 were made under the Exterran Holdings, Inc. 2013 Stock Incentive Plan (the "Exterran Holdings 2013 Plan"), which is administered by the Exterran Holdings Compensation Committee. Awards of Exterran Partners phantom units are made from the Exterran Partners, L.P. Long-Term Incentive Plan (the "Partnership Plan"), which is administered by the compensation committee of Exterran GP LLC, Exterran Partners' managing general partner.

        Equity-based long-term incentive awards ("LTI Awards") are granted and valued based on the market closing price of Exterran Holdings' common stock or Exterran Partners' common units on the date of approval by the applicable compensation committee. LTI Awards to officers and employees generally vest one-third per year over a three-year period, subject to continued service through each vesting date. In addition, LTI Awards may be subject to accelerated vesting as described below under "Information Regarding Executive Compensation—Potential Payments upon Termination or Change of Control."

        Performance awards are payable based on achievement of certain specified performance indicators. Payout amounts under the performance awards are determined following the conclusion of the performance period, which is generally one year, and may be settled in shares of Exterran Holdings' common stock or in cash, as determined by the Exterran Holdings Compensation Committee.

        The Exterran Holdings Compensation Committee typically establishes its schedule for making annual LTI Awards several months in advance, and does not make such awards based on knowledge of material nonpublic information or in response to Exterran Holdings' stock price. This practice results in awards being granted on a regular, predictable cycle, after earnings information has been disseminated to the marketplace. Equity-based awards are occasionally granted at other times during the year, such as upon the hiring of a new employee or following the promotion of an employee. In some instances, the Exterran Holdings Compensation Committee may be aware, at the time grants are made, of matters or potential developments that are not ripe for public disclosure at that time but that may result in public announcement of material information at a later date.

        Exterran Holdings 2014 LTI Awards.    In determining the Exterran Holdings 2014 LTI Awards for each Named Executive Officer, the Exterran Holdings Compensation Committee considered the factors discussed above under "How Exterran Holdings Determines Executive Compensation," and also reviewed share utilization with respect to the Exterran Holdings 2013 Plan, potential overhang and burn rate under various award scenarios. As shown in the Grants of Plan-Based Awards Table for 2014 below, Mr. Schlanger received a mix of stock options, restricted stock, performance units and Exterran Partners phantom units (awarded by Exterran Partners' compensation committee) and Messrs. Muck and Werner received restricted stock and performance units. The Exterran Holdings 2014 LTI Award for Mr. Biro consisted of a new hire grant comprised entirely of restricted stock. Mr. Way was not employed by us or Exterran Holdings during 2014 and, accordingly, did not receive any LTI Awards during 2014.

        Exterran Holdings 2014 Performance Units.    The performance units awarded to the Named Executive Officers (other than Mr. Biro) in 2014 (the "Exterran Holdings 2014 Performance Units") were payable based on Exterran Holdings' EBITDA, as adjusted, achieved during the performance period from January 1, 2014 through December 31, 2014. The potential number of 2014 Performance Units that could be earned ranged from 0% to 150% of the target grant value. The Exterran Holdings 2014 Performance Unit target range for EBITDA, as adjusted, and the results achieved by Exterran Holdings for 2014 as approved by the Exterran Holdings Compensation Committee, were as follows:

	Below Threshold	Threshold	Target	Maximum	Company Performance/ Payout Percentage Achieved
EBITDA, as adjusted (in millions)(1)	<$548	$548	$685	$822	$671
Payout as a percentage of target value	0%	50%	100%	150%	95%

(1)
EBITDA, as adjusted, is calculated as net income (loss) excluding income (loss) from discontinued operations (net of tax), cumulative effect of accounting changes (net of tax), income taxes, interest expense (including debt extinguishment costs and gain or loss on termination of interest rate swaps), depreciation and amortization expense, impairment charges, restructuring charges, non-cash gains or losses from foreign currency exchange rate changes recorded on intercompany obligations, expensed acquisition costs and other charges. EBITDA, as adjusted for purposes of the Exterran Holdings 2014 Performance Units, makes further adjustments, in the Exterran Holdings Compensation Committee's discretion, relating to certain items that are generally unusual or non-recurring in nature. EBITDA, as adjusted for purposes of the Exterran Holdings 2014 Performance Units, also reflects the Exterran Holdings Compensation Committee's revised target and range, and Exterran Holdings' results, relating to the acquisitions of assets from MidCon Compression, L.L.C in April and August 2014.

        The earned Exterran Holdings 2014 Performance Units vest one-third per year over a three-year period, subject to continued service through each vesting date, and are payable in cash based on the market closing price of Exterran Holdings' common stock on the applicable vesting date. The Exterran Holdings 2014 Performance Units are subject to accelerated vesting as described under "Severance Benefit Agreements and Change of Control Arrangements" below. See the Grants of Plan-Based Awards Table for 2014 below for more information about the Exterran Holdings 2014 Performance Units awarded to our Named Executive Officers.

        In connection with the spin-off, we intend to adopt a 2015 Stock Incentive Plan (the "2015 Plan") in order to facilitate the grant of long-term incentives to employees (including our Named Executive Officers and our Chief Executive Officer) and consultants of our company and its affiliates and to our directors and to obtain and retain the services of these individuals, which is essential to our long-term success. We expect that the 2015 Plan will become effective on the date on which it is adopted by our board of directors. For additional information about the 2015 Plan, please see "2015 Stock Incentive Plan" below.

        In addition, following the completion of the spin-off, pursuant to the CEO Offer Letter, we expect to grant to Mr. Way, under the 2015 Plan, a restricted stock award valued, in the aggregate, at $4,000,000. We anticipate that Mr. Way's restricted stock award will vest ratably over a three-year period, subject to continued service through each vesting date. We do not expect to grant any other equity awards to Mr. Way during calendar year 2015.

        The Exterran Holdings equity awards held by our Named Executive Officers that are outstanding immediately prior to the spin-off will be subject to certain adjustments in connection with the spin-off, as described under the section above entitled "The Spin-Off—Treatment of Stock-Based Awards."

Retirement Savings, Health and Welfare Benefits

        In 2014, our Named Executive Officers participated in benefit programs sponsored by Exterran Holdings and its affiliates on generally the same basis as other salaried employees of Exterran Holdings in the country in which they are based. These benefits are designed to provide retirement income and protection against the financial hardship that can result from illness, disability or death. We anticipate that, following the spin-off, our Chief Executive Officer and Named Executive Officers and employees will be eligible to participate in a similar complement of retirement, health and welfare benefit plans and programs.

        Retirement Savings Plan.    The Exterran Holdings 401(k) Plan allows certain employees who are U.S. citizens, including our Named Executive Officers in 2014, to defer a portion of their eligible salary, up to the Internal Revenue Code (the "Code") maximum deferral amount, on a pre-tax basis. Participants make contributions to an account maintained by an independent trustee and direct how those contributions are invested. Exterran Holdings matches 100% of a participant's contribution to a maximum of 1% of his or her annual eligible compensation, plus 50% of the participant's contribution from 2% to a maximum of 6% of his or her annual eligible compensation, for a total company match of up to 3.5% of annual eligible compensation. Participants vest in the matching contributions after two years of employment. Exterran Holdings also maintains an International Savings Plan designed to provide comparable benefits to certain employees who are not U.S. citizens.

        Deferred Compensation Plan.    The Exterran Holdings Deferred Compensation Plan allows certain key employees who are U.S. citizens, including our Named Executive Officers in 2014, to defer receipt of their compensation, including up to 100% of their salaries and bonuses, and be credited with company contributions designed to serve as a make-up for the portion of the employer-matching contribution that cannot be made under the Exterran Holdings 401(k) Plan due to Code limits. Participants generally must make elections relating to compensation deferrals and plan distributions in the year preceding that in which the compensation is earned. Contributions to the Exterran Holdings Deferred Compensation Plan are self-directed investments in the various funds available under the plan. There are thus no interest calculations or earnings measures other than the performance of the investment funds selected by the participant. Participants direct how their contributions are invested and may change these elections at any time, provided that such changes in elections comply with Section 409A of the Code. We anticipate establishing a deferred compensation plan prior to the completion of the spin-off for the benefit of our employees, as described in greater detail below.

        Health and Welfare Benefit Plans.    Exterran Holdings maintains a standard complement of health and welfare benefit plans for its employees, including our Named Executive Officers in 2014, which provide medical, dental and vision benefits, flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance and life insurance coverage. These benefits were provided to our Named Executive Officers in 2014 on the same terms and conditions as they are provided to other employees of Exterran Holdings.

        Perquisites.    As in prior years, Exterran Holdings provided limited perquisites during 2014. Certain of our Named Executive Officers were entitled to a taxable benefit of tax preparation and planning services. Certain employees who are asked to relocate receive an expatriate compensation package, which generally includes assistance with housing and education expenses and, where applicable, a hardship premium. Exterran Holdings' policies prohibit tax gross-ups on perquisites, other than gross-ups provided pursuant to an expatriate tax equalization plan, policy or arrangement.

Severance Benefit Agreements and Change of Control Arrangements

        Severance Benefit and Change of Control Agreements.    As of December 31, 2014, Exterran Holdings was party to severance benefit agreements and change of control agreements with each of Messrs. Biro, Schlanger and Muck. Neither Mr. Way nor Mr. Werner was a party to a severance benefit agreement or change of control agreements with Exterran Holdings during 2014. However, Mr. Werner entered into severance benefit and change of control agreements with Exterran Holdings in February 2015, and Mr. Way entered into such agreements upon his commencement of employment with Exterran Holdings in July 2015.

        The Exterran Holdings Compensation Committee believes these types of agreements are a customary part of executive compensation and, therefore, necessary to attract and retain executive talent. The change of control agreements are structured as "double trigger" agreements. In other words, the change of control alone does not trigger benefits; rather, benefits are paid only if the executive incurs a qualifying termination of employment within 18 months following a change of control.

        We anticipate entering into new severance benefit agreements and change of control agreements with some or all of our Named Executive Officers effective as of the spin-off. Each severance benefit agreement and change of control agreement with our Named Executive Officers is expected to be substantially similar to the severance benefit agreements and change of control agreements between our Named Executive Officers and Exterran Holdings prior to the spin-off. Any Named Executive Officer who does not enter into a new severance benefit agreement and change of control agreement with us may retain the rights set forth in his existing severance benefit and change of control agreements.

        See "Information Regarding Executive Compensation—Potential Payments upon Termination or Change of Control," below, for a description of the terms of the change of control agreements and the severance benefit agreements, as well as estimates of the potential payouts under those agreements.

        Equity Plans.    The Exterran Holdings, Inc. Amended and Restated 2007 Stock Incentive Plan (the "Exterran Holdings 2007 Plan"), the Exterran Holdings 2013 Plan and the Partnership Plan each permit, and we expect that the 2015 Plan will permit, the accelerated vesting of outstanding equity awards upon a change of control. The outstanding award agreements for awards granted to employees under the Exterran Holdings 2007 Plan provide that, only the portion of the award scheduled to vest within the 12 months following a change of control will vest upon the change of control, with the remainder of the award continuing to vest as per the original vesting schedule, unless a change of control is followed by a qualifying termination of employment (in which case the award will vest in full upon such termination). The outstanding award agreements for awards granted to employees under the Partnership Plan prior to March 2014 provide for full accelerated vesting of the award upon a change of control. In March 2014, Exterran Holdings determined to eliminate any single-trigger accelerated vesting with respect to future equity awards in order to incentivize its employees to remain in employment following a change of control. The award agreements for all awards granted to employees under the Exterran Holdings 2013 Plan and the Partnership Plan during or after March 2014 do not provide for accelerated vesting upon a change of control unless the grantee incurs a qualifying termination of employment within eighteen months following the change of control (in which case the award will vest in full upon such termination). See "Information Regarding Executive Compensation—

Potential Payments upon Termination or Change of Control," below, for more information about equity vesting under various circumstances.

        401(k) Plan.    The Exterran Holdings 401(k) Plan provides for accelerated vesting of any unvested employer matching contributions following a change of control.

Other Policies and Considerations

        Stock Ownership Requirements.    The Exterran Holdings Compensation Committee believes that stock ownership requirements closely align its officers' interests with those of its stockholders by ensuring its officers have a meaningful ownership stake in Exterran Holdings. Certain of our Named Executive Officers were required to hold an amount of Exterran Holdings' common stock with a market value of at least three times their annual base salary. Executive officers generally have five years from their date of hire or promotion, respectively, to meet Exterran Holdings' stock ownership requirement. As of December 31, 2014, each Named Executive Officer who was subject to this policy was in compliance with it. We anticipate implementing a stock ownership policy applicable to our Named Executive Officers and Chief Executive Officer following the spin-off; however, the terms and conditions of any such stock ownership policy have not yet been determined.

        Prohibition on Hedging.    Exterran Holdings maintains a policy prohibiting all employees and directors from entering into any transaction designed to hedge or offset any decrease in the market value of Exterran Holdings' equity securities, including purchasing financial instruments (such as variable forward contracts, equity swaps, collars or exchange funds), or otherwise trading in market options (such as puts or calls), warrants, or other derivative instruments of Exterran Holdings' equity securities. We anticipate implementing a similar prohibition on hedging effective following the spin-off.

  Tax and Accounting Considerations:

        Section 162(m) of the Code.    Section 162(m) of the Code generally disallows the deductibility of certain compensation expenses in excess of $1,000,000 to any one executive officer within a fiscal year. Compensation that is "performance-based" is excluded from this limitation. For compensation to be "performance-based," it must meet certain criteria, including performance goals approved by Exterran Holdings' stockholders and, in certain cases, objective targets based on performance goals approved by Exterran Holdings' stockholders. Exterran Holdings believes that maintaining the discretion to evaluate the performance of its executive officers through the use of performance-based compensation is an important part of Exterran Holdings' responsibilities and benefits Exterran Holdings' stockholders, even if it may be non-deductible under Section 162(m) of the Code. The Exterran Holdings Compensation Committee, in coordination with management, periodically assesses the potential application of Section 162(m) of the Code on incentive compensation awards and other compensation decisions. Following the spin-off, we expect that our compensation committee will periodically assess the potential application of Section 162(m) of the Code on incentive compensation awards and other compensation decisions with respect to our executive officers.

        Section 280G of the Code.    Section 280G of the Code disallows a tax deduction for excess parachute payments to certain executives of companies that undergo a change of control. In addition, Section 4999 of the Code imposes a 20% excise tax on the individual with respect to the excess parachute payment. Parachute payments are compensation linked to or triggered by a change of control and may include, but are not limited to, bonus payments, severance payments, certain fringe benefits, and payments and acceleration of vesting from long-term incentive plans including stock options and other equity-based compensation. Excess parachute payments are parachute payments that exceed a threshold determined under Section 280G of the Code based on the executive's prior compensation.

        Section 409A of the Code.    Section 409A of the Code requires that "nonqualified deferred compensation" be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, substantial additional taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is Exterran Holdings' and our intention to design and administer our respective compensation and benefit plans and arrangements for all of our employees and other service providers, including our Named Executive Officers, so that they are either exempt from, or satisfy the requirements of, Section 409A of the Code.

New Executive Employment Letters

        Exterran Holdings has entered into the CEO Offer Letter with Mr. Way which describes the terms and conditions of his employment with Exterran Holdings which commenced on July 1, 2015 and with us following the spin-off. We anticipate that we will assume Exterran Holdings' obligations under the CEO Offer Letter at the effective time of the spin-off. In addition, in connection with the spin-off, we anticipate entering into new employment letters with some or all of our Named Executive Officers (the "NEO Employment Letters") which will set forth the terms and conditions of their employment with us following the spin-off. These material terms of these employment letters are described in more detail below.

  CEO Offer Letter

        Pursuant to the CEO Offer Letter, Mr. Way commenced employment with Exterran Holdings on July 1, 2015, and he will serve as Executive Vice President of Exterran Holdings until the spin-off. Effective as of the completion of the spin-off, Mr. Way will serve as our President and Chief Executive Officer. The CEO Offer Letter provides that Mr. Way will be eligible to receive an initial annual base salary of $750,000 and an annual short term incentive targeted at 100% of base salary, and to participate in all employee benefit plans maintained by us for the benefit of our executive officers generally. Mr. Way also received a one-time cash signing bonus in the amount of $2,000,000 in connection with his commencement of employment with Exterran Holdings, which is intended, in part, to compensate Mr. Way for the value of the expatriate compensation package that he would have been entitled to receive from his prior employer during 2015 had his employment not terminated. Mr. Way must repay the signing bonus in full in the event that either: (i) he voluntarily terminates employment prior to July 1, 2016, and the spin-off has not been completed at the time of such termination or (ii) the spin-off occurs on or prior to July 1, 2016 and he voluntarily terminates employment prior to July 1, 2017.

        Following the completion of the spin-off, the CEO Offer Letter provides that Mr. Way will be granted a restricted stock award pursuant to the 2015 Plan valued, in the aggregate, at $4,000,000. Mr. Way's restricted stock award will vest ratably over the three year period following the grant date, subject to continued service through each vesting date. As noted above, we do not expect to grant any other equity awards to Mr. Way during calendar year 2015. The CEO Offer Letter also indicates that, commencing with fiscal year 2016, we anticipate that Mr. Way may receive annual grants of equity awards valued, in the aggregate, at $3,300,000, subject to annual review in the discretion of our compensation committee.

        Pursuant to the CEO Offer Letter, upon his commencement of employment with Exterran Holdings, Mr. Way entered into severance benefit and change of control agreements with Exterran Holdings. Upon the completion of the spin-off, these agreements will terminate and Mr. Way will enter into new severance benefit and change of control agreements with us. For additional detail regarding these severance benefit and change of control agreements, see "Information Regarding Executive Compensation—Potential Payments upon Termination or Change of Control" below.

  NEO Employment Letters

        We have not yet entered into new employment letters with our Named Executive Officers. However, as noted above, we expect that we will enter into NEO Employment Letters with some or all of our Named Executive Officers on or before the spin-off, which will become effective as of the completion of the spin-off.

        We anticipate that each NEO Employment Letter will include the applicable Named Executive Officer's post-spin-off title and provide for standard compensation and benefits, including an annual base salary, a target annual short-term incentive, annual long-term equity incentives and participation in all employee benefit plans maintained by us for the benefit of our executive officers generally. Each NEO Employment Letter is also expected to provide for the payment of a retention incentive to the applicable Named Executive Officer, either in cash, shares of restricted stock, or a combination of both.

        In addition, pursuant to the NEO Employment Letters, we expect that the Named Executive Officers will enter into new severance benefit and change of control agreements with us which will become effective upon the closing of the spin-off. Any Named Executive Officer who does not enter into an NEO Employment Letter, severance benefit agreement and change of control agreement may retain the rights set forth in his existing severance benefit and change of control agreements. For additional detail regarding these severance benefit and change of control agreements, see "Information Regarding Executive Compensation—Potential Payments upon Termination or Change of Control" below.

INFORMATION REGARDING EXECUTIVE COMPENSATION

        The tables below set forth certain compensation information paid or awarded by Exterran Holdings during the year ended December 31, 2014. As noted above, because Mr. Way was not employed by us or Exterran Holdings in 2014, his 2014 compensation is not included in the tables below.

Summary Compensation Table for 2014

        The following table shows the compensation paid during 2014 to our Named Executive Officers by Exterran Holdings. Positions reflect positions with us, and not positions with Exterran Holdings during 2014.

Name and Title	Year	Salary ($)		Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Jon C. Biro,	2014	113,077	(5)	499,974	—	100,000	5,151	718,202
Senior Vice President
and Chief Financial Officer
Daniel K. Schlanger,	2014	407,308		511,980	279,995	600,000	64,447	1,863,730
Senior Vice President,
Sales and Marketing
Steven W. Muck,	2014	334,718		632,646	—	425,000	35,155	1,427,519
Senior Vice President, International Operations
Christopher T. Werner,	2014	285,717		232,626	—	133,258	20,510	672,111
Senior Vice President, Fabrication Services

(1)
The amounts in this column represent the grant date fair value of (a) restricted shares of Exterran Holdings' common stock, (b) Exterran Holdings 2014 Performance Units, as finally determined by the Exterran Holdings Compensation Committee following the conclusion of the applicable performance period, and (c) Exterran Partners phantom units, awarded and recognized by Exterran Partners. The grant date fair value of these awards was calculated in accordance with the Financial Accounting Standards Board Accounting Standards Codification 718, "Stock Compensation" ("ASC 718"). For a discussion of valuation assumptions, see Note 18 to the consolidated financial statements in Exterran Holdings' Annual Report on Form 10-K for the year ended December 31, 2014.

(2)
The amounts in this column for 2014 represent the grant date fair value of options to purchase Exterran Holdings' common stock, calculated in accordance with ASC 718. For a discussion of valuation assumptions, see Note 18 to the consolidated financial statements in Exterran Holdings' Annual Report on Form 10-K for the year ended December 31, 2014.

(3)
The amounts in this column for 2014 represent cash payments under the Exterran Holdings 2014 Incentive Program, which covered the compensation measurement and performance year ended December 31, 2014, and were paid during the first quarter of 2015.

(4)
The amounts in this column for 2014 include the following:

Name	401(k) Plan Company Contribution ($)(a)	Deferred Compensation Plan Company Contribution ($)(b)	Tax Preparation and Planning Services ($)	DERs / Dividends ($)(c)	Other ($)		Total ($)
Jon C. Biro	3,452	—	—	1,699	—		5,151
Daniel K. Schlanger	9,100	4,931	5,000	45,416	—		64,447
Steven W. Muck	9,100	2,511	—	13,544	10,000	(d)	35,155
Christopher T. Werner	9,100	2,111	—	9,299	—		20,510

(a)
The amounts shown represent Exterran Holdings' matching contributions for 2014.

(b)
Our Named Executive Officers could contribute up to 100% of their base pay and bonus to the Exterran Holdings Deferred Compensation Plan, which Exterran Holdings matched for 2014 up to a maximum of 3.5% of the executive's annual eligible compensation, less Exterran Holdings' matching contributions to the executive's 401(k) account.

(c)
Represents cash payments pursuant to (i) dividends on unvested restricted shares of Exterran Holdings' common stock awarded under the Exterran Holdings 2007 Plan and Exterran Holdings 2013 Plan, (ii) dividend equivalents accrued in 2014 which were paid in March 2015 on unvested Exterran Holdings 2014 Performance Units awarded under the Exterran Holdings 2013 Plan as finally determined by the Exterran Holdings Compensation Committee following conclusion of the 2014 performance period, and (iii) DERs on unvested Exterran Partners phantom units awarded under the Partnership Plan.

(d)
Represents a $10,000 housing allowance received by Mr. Muck while serving on assignment while based in Dubai, United Arab Emirates.
(5)
Reflects the portion of Mr. Biro's base salary earned by him from September 22, 2014, the date on which his employment with us commenced, through December 31, 2014.

Grants of Plan-Based Awards for 2014

        The following table shows the short- and long-term incentive plan awards granted to the Named Executive Officers by Exterran Holdings in 2014.

								All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Securities Underlying Options (#)
		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Possible Payouts Under Equity Incentive Plan Awards(2)							Exercise or Base Price of Option Awards ($/SH)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Jon C. Biro	9/22/2014	0	80,548	161,096				11,327	(4)				499,974
Daniel K. Schlanger		0	294,000	588,000
	3/04/2014				0	3,885	5,828						159,984
	3/04/2014							6,799	(4)				279,983
	3/04/2014									19,350	(5)	41.18	279,995
	3/04/2014							2,623	(6)				80,002
Steven W. Muck	3/4/2014				0	1,141	1,712						46,986
	3/4/2014							4,565	(4)				187,987
	4/29/2014							9,292	(4)				400,021
Christopher T. Werner	3/4/2014				0	1,141	1,712						46,986
	3/4/2014							4,565	(4)				187,987

(1)
The amounts in these columns show the range of potential payouts under the Exterran Holdings 2014 Incentive Program. The actual payouts under the plan were determined in February 2015 and paid in March 2015, as shown in the Summary Compensation Table for 2014, above.

(2)
The amounts in these columns show the range of potential payouts of Exterran Holdings 2014 Performance Units awarded as part of the 2014 LTI Award. "Target" is the number of Exterran Holdings 2014 Performance Units awarded. "Threshold" is the lowest possible payout (0% of the grant), and "Maximum" is the highest possible payout (150% of the grant). See "Long-Term Incentive Compensation—Exterran Holdings 2014 Performance Units" for a description of the Exterran Holdings 2014 Performance Units.

(3)
The grant date fair value of performance units, restricted stock, stock option awards and Exterran Partners phantom units is calculated in accordance with ASC 718. Exterran Holdings 2014 performance units are shown at target value.

(4)
Shares of restricted stock awarded under the Exterran Holdings 2013 Plan that vest one-third per year over a three-year period, subject to continued service through each vesting date.

(5)
Stock options awarded under the Exterran Holdings 2013 Plan that vest one-third per year over a three-year period, subject to continued service through each vesting date.

(6)
Exterran Partners phantom units awarded under the Partnership Plan that vest one-third per year over a three-year period, subject to continued service through each vesting date.

Outstanding Equity Awards at Fiscal Year-End for 2014

        The following table shows our Named Executive Officers' equity awards and equity-based awards denominated in Exterran Holdings' common stock or Exterran Partners' common units outstanding at December 31, 2014.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Yet Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Yet Vested ($)
Jon C. Biro						11,327	(2)	369,034	(3)
Daniel K. Schlanger	21,690	—		67.30	03/04/2015
	17,114	—		22.75	02/28/2017
	7,247	—		75.27	06/12/2017
	31,150	—		22.82	03/04/2018
	29,045	16,275	(10)	14.36	03/04/2019	20,752	(2)	676,100	(3)	5,422	(4)	176,649	(3)
	10,042	20,082	(1)	25.04	03/04/2020	5,992	(6)	129,547	(7)	5,520	(8)	179,842	(3)
	—	19,350	(5)	41.18	03/04/2021					3,691	(9)	120,253	(3)
Steven W. Muck	15,360			67.30	3/4/2015	22,854	(2)	744,583	(3)	1,457	(4)	47,469	(3)
	4,225			36.86	7/8/2015					1,622	(8)	52,845	(3)
										1,084	(9)	35,317	(3)
Christopher T. Werner	10,483			19.13	5/11/2016	13,562	(2)	441,850	(3)	1,457	(4)	47,469	(3)
	10,903			22.75	2/28/2017					1,622	(8)	52,845	(3)
										1,084	(9)	35,317	(3)

(1)
Stock options awarded under the Exterran Holdings 2007 Plan that vest at the rate of one-third per year beginning on March 4, 2014, subject to continued service through each vesting date, with a term of seven years following the grant date.

(2)
Shares of restricted stock awarded under the Exterran Holdings 2007 Plan or Exterran Holdings 2013 Plan that vest at the rate of one-third per year beginning on the initial vesting date shown below, subject to continued service through each vesting date.

Name	Unvested Shares	Initial Vesting Date
Jon C. Biro	11,327	9/22/2015
Daniel K. Schlanger	6,499	03/04/2013
	7,454	03/04/2014
	6,799	03/04/2015
Steven W. Muck	3,992	3/4/2013
	5,005	3/4/2014
	4,565	3/4/2015
	9,292	4/29/2015
Christopher T. Werner	3,992	3/4/2013
	5,005	3/4/2014
	4,565	3/4/2015
(3)
Based on the market closing price of Exterran Holdings' common stock on December 31, 2014 ($32.58).

(4)
Performance units awarded under the Exterran Holdings 2007 Plan that vest at the rate of one-third per year beginning on March 4, 2013, subject to continued service through each vesting date. Amounts shown are the actual number of units awarded, as finally determined by the Exterran Holdings Compensation Committee following the conclusion of the applicable performance period.

(5)
Stock options awarded under the Exterran Holdings 2013 Plan that vest at the rate of one-third per year beginning on March 4, 2015, subject to continued service through each vesting date, with a term of seven years following the grant date.

(6)
Phantom units awarded under the Partnership Plan that vest at the rate of one-third per year beginning on the initial vesting date shown below, subject to continued service through each vesting date.

Name	Unvested Units	Initial Vesting Date
Daniel K. Schlanger	1,125	03/04/2013
	2,244	03/04/2014
	2,623	03/04/2015
(7)
Based on the market closing price of Exterran Partners' common units on December 31, 2014 ($21.62).

(8)
Performance units awarded under the Exterran Holdings 2007 Plan that vest at the rate of one-third per year beginning on March 4, 2014, subject to continued service through each vesting date. Amounts shown are the actual number of units awarded, as finally determined by the Exterran Holdings Compensation Committee following the conclusion of the applicable performance period.

(9)
Performance units awarded under the Exterran Holdings 2013 Plan that vest at the rate of one-third per year beginning on March 4, 2015, subject to continued service through each vesting date. Amounts shown are the actual number of units awarded, as finally determined by the Exterran Holdings Compensation Committee following the conclusion of the applicable performance period.

(10)
Stock options awarded under the Exterran Holdings 2007 Plan that vest at the rate of one-third per year beginning on March 4, 2013, subject to continued service through each vesting date, with a term of seven years following the grant date.

Option Exercises and Stock Vested for 2014

        The following table shows the value realized by the Named Executive Officers upon stock option exercises and stock award vesting of equity awards covering Exterran Holdings' common stock or the common units of Exterran Partners during 2014.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares and Units Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
Jon C. Biro	—	—	—	—
Daniel K. Schlanger	25,893	568,081	25,112	1,002,927
Steven W. Muck	10,042	174,805	14,072	586,528
Christopher T. Werner	—	—	13,647	554,936

(1)
Includes Exterran Holdings' restricted stock and Exterran Partners phantom units that vested during 2014.

(2)
The value realized for vested awards was determined by multiplying the fair market value of the restricted stock (market closing price of Exterran Holdings' common stock on the vesting date) or Exterran Partners phantom units (market closing price of Exterran Partners' common units on the vesting date) by the number of shares or units that vested. Shares and units vested on various dates throughout the year; therefore, the value listed represents the aggregate value of all shares and units that vested for each Named Executive Officer in 2014.

Nonqualified Deferred Compensation for 2014

        The following table shows the Named Executive Officers' compensation under Exterran Holdings' nonqualified deferred compensation plan for 2014.

Name	Executive Contributions in Last Fiscal Year ($)	Company Contributions in Last Fiscal Year ($)(1)	Aggregate Earnings (Losses) in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Jon C. Biro	5,815	565	118	—	5,933
Daniel K. Schlanger	—	4,931	5,185	—	90,713
Steven W. Muck	—	2,511	101	—	9,566
Christopher T. Werner	—	2,111	412	—	7,221

(1)
The amounts in this column represent Exterran Holdings' contributions to each Named Executive Officer's Deferred Compensation Plan account earned in 2014 but paid in the first quarter of 2015. These amounts are included in "All Other Compensation" in the Summary Compensation Table for 2014, above, but are not included in "Aggregate Balance at Last Fiscal Year End."

        We anticipate establishing a nonqualified deferred compensation plan (the "Deferred Compensation Plan") for the benefit of our employees which will be effective following the spin-off. We expect that the Deferred Compensation Plan will be substantially similar to the deferred compensation plan maintained by Exterran Holdings for the benefit of its employees prior to the completion of the spin-off. The material terms of the Deferred Compensation Plan, as currently contemplated, are set forth below.

        Under the Deferred Compensation Plan, eligible employees will be permitted to defer receipt of up to 100% of their base salary, annual bonus and, if designated by the plan administrator, regular commissions. We will also make certain employer matching contributions designed to serve as a make-up for the portion of the employer matching contributions that cannot be made under our 401(k) plan due to Code limits. The amounts deferred under each participant's Deferred Compensation Plan account will be deemed to be invested in investment alternatives chosen by the participant from a range of choices established by the plan administrator. The balances of participant accounts will be adjusted to reflect the gains or losses that would have been obtained if the participant contributions had actually been invested in the applicable investment alternatives.

        Participants may elect to defer the distribution of their account balances until the occurrence of a specified future date or event, including: (i) a future date while the participant is employed by us, as specified by the participant, (ii) the participant's separation from service (within the meaning of Section 409A of the Code), including due to death, or (iii) the participant's disability. Participants may also elect whether to receive distributions of their account balances in a single lump-sum amount or in annual installments to be paid over a period of two to ten years.

        Payment of a participant's account will be made or commence, as applicable, as follows: (i) for lump sum payments, on the earlier of: (x) in the case of a specified in-service date, January 1 of such year and (y) in the case of a separation from service or disability, the date of the participant's separation of service or, if earlier, disability and (ii) for installment payments, the earlier of: (x) in the case of a specified in-service date, January 1 of such year and (y) in the case of a separation from service or disability, January 1 of the calendar year immediately following the date of the participant's separation of service or, if earlier, disability.

        We expect that the Deferred Compensation Plan will be administered by our compensation committee. The Deferred Compensation Plan will be an unfunded plan for tax purposes and for purposes of Title I of the Employee Retirement Income Security Act of 1974, as amended. We expect to establish a "rabbi trust" to satisfy our obligations under the Deferred Compensation Plan.

Potential Payments upon Termination or Change of Control

        Exterran Holdings Severance Benefit Agreements.    As of December 31, 2014, Exterran Holdings had entered into severance benefit agreements with each of Messrs. Biro, Schlanger and Muck. Neither Mr. Way nor Mr. Werner was a party to a severance benefit agreement or change of control agreements with Exterran Holdings during 2014. However, Mr. Werner entered into a severance benefit agreement with Exterran Holdings in February 2015, and Mr. Way entered into a severance benefit agreement with Exterran Holdings upon his commencement of employment in July 2015. The terms and conditions of these severance benefit agreements are substantially similar.

        Each severance benefit agreement with Exterran Holdings provides that if the executive's employment is terminated by Exterran Holdings without cause or by the executive with good reason at any time through the term of the agreement (one year, to be automatically renewed for successive one-year periods until 365 days' prior notice is given by either party), he will receive a lump sum payment in cash on the 60th day (for Messrs. Biro, Werner and Way) or the 35th day (for Messrs. Schlanger and Muck) after the termination date equal to the sum of:

  •
  his annual base salary then in effect;

  •
  his target annual incentive bonus opportunity for the termination year;

  •
  a pro-rated portion of his target annual incentive bonus opportunity for the termination year based on the length of time during which he was employed during such year (collectively, the "Non-CIC Cash Severance"); and

  •
  for Mr. Way, any earned but unpaid annual incentive award for the fiscal year ending prior to the termination date.

        In addition, the executive will be entitled to:

  •
  the accelerated vesting as of the termination date of his outstanding unvested Exterran Holdings equity, equity-based or cash awards and Exterran Partners phantom units (subject to the consent of the compensation committee of Exterran Holdings GP LLC's board of directors) that were scheduled to vest within 12 months following the termination date (the "Non-CIC Accelerated Vesting"), and for Mr. Way, the accelerated vesting as of the termination date of his outstanding unvested equity, equity-based or cash awards denominated in shares of our common stock that were scheduled to vest within 12 months following the termination date; and

  •
  continued coverage under Exterran Holdings' medical benefit plans for him and his eligible dependents for up to one year following the termination date.

        Each executive's entitlement to the payments and benefits under his severance benefit agreement with Exterran Holdings is subject to his execution of a waiver and release for Exterran Holdings' benefit.

        New Severance Benefit Agreements.    We anticipate entering into new severance benefit agreements with some or all of our Named Executive Officers and our Chief Executive Officer effective as of the spin-off. Each severance benefit agreement with our Named Executive Officers and Chief Executive Officer is expected to be substantially similar to the severance benefit agreements between each of our Named Executive Officers and Chief Executive Officer and Exterran Holdings prior to the spin-off, as described above, except that with respect to our Named Executive Officers:

  •
  the executive's Cash Severance will also include any earned but unpaid annual incentive award for the fiscal year ending prior to the termination date; and

  •
  the executive will also be entitled to accelerated vesting as of the termination date of his outstanding unvested equity, equity-based or cash awards denominated in shares of our common stock that were scheduled to vest within 12 months following the termination date (in addition to the Non-CIC Accelerated Vesting described above).

        Any Named Executive Officer who does not enter into a new severance benefit agreement with us may retain the rights set forth in his existing severance benefit agreement.

        Change of Control Agreements.    As of December 31, 2014, Exterran Holdings had entered into change of control agreements with each of Messrs. Biro, Schlanger and Muck. Neither Mr. Way nor Mr. Werner was a party to a change of control agreement with Exterran Holdings during 2014. However, Mr. Werner entered into a change of control agreement with Exterran Holdings in February 2015, and Mr. Way entered into a change of control agreement with Exterran Holdings upon his commencement of employment on or about July 1, 2015. The terms and conditions of these change of control agreements are substantially similar.

        Each change of control agreement with Exterran Holdings provides that if the executive's employment is terminated by Exterran Holdings other than for cause, death or disability, or by the executive for good reason (in each case, a "Qualifying Termination"), within 18 months following a change of control of Exterran Holdings (as defined in the change of control agreements), he will receive a cash payment within 60 days after the termination date equal to:

  •
  two times his current annual base salary plus two times his target annual incentive bonus opportunity for that year (the "CIC Cash Severance"); and

  •
  two times the total of the company contributions that would have been credited to him under the Exterran Holdings 401(k) Plan and any other deferred compensation plan had he made the required amount of elective deferrals or contributions during the 12 months immediately preceding the termination month.

        In addition, the executive will be entitled to:

  •
  any amount previously deferred, or earned but not paid, by him under the incentive and nonqualified deferred compensation plans or programs as of the termination date;

  •
  continued coverage under Exterran Holdings' medical benefit plans for him and his eligible dependents for up to two years following the termination date;

  •
  the accelerated vesting of all his unvested Exterran Holdings stock options, restricted stock, restricted stock units or other stock-based awards, and all Exterran Partners common units, unit appreciation rights, unit awards or other unit-based awards and all cash-based incentive awards (collectively, the "CIC Accelerated Vesting") and for Mr. Way, accelerated vesting of his outstanding unvested equity, equity-based or cash awards denominated in shares of our common stock;

  •
  for Mr. Schlanger (whose change of control agreement predates Exterran Holdings' 2009 policy to no longer include tax gross-ups in such agreements, as described below), an additional gross-up payment if a payment or distribution we make to him or for his benefit is subject to a federal excise tax; and

  •
  for Mr. Way, a Section 280G "best pay" provision pursuant to which in the event any payments or benefits received by Mr. Way would be subject to an excise tax under Section 4999 of the Code, Mr. Way will receive either the full amount of his payments or a reduced amount such that no portion of the payments is subject to the excise tax (whichever results in the greater after-tax benefit to Mr. Way).

        In exchange for any payment under his change of control agreement, each executive would agree not to, for two years following his termination, (1) disclose Exterran Holdings' confidential information, (2) employ or seek to employ any of Exterran Holdings' key employees or encourage any key employee to terminate employment with Exterran Holdings or (3) engage in a competitive business. Each executive's entitlement to the payments and benefits under his change of control agreement with Exterran Holdings was also subject to his execution of a waiver and release for Exterran Holdings' benefit.

        In early 2009, the Exterran Holdings Compensation Committee established a policy prohibiting tax gross-ups on income attributable to future change of control agreements and other executive benefit agreements. Currently, Mr. Schlanger is our only Named Executive Officer with a change of control agreement that provides for a tax gross-up, because his change of control agreement predates this policy change and has not been materially amended since the policy was adopted.

        New Change of Control Agreements.    We anticipate entering into new change of control agreements with some or all of our Named Executive Officers and Chief Executive Officer effective as of the spin-off. Each change of control agreement is expected to be substantially similar to the change of control agreements between each of our Named Executive Officers and Chief Executive Officer and Exterran Holdings prior to the spin-off, as described above, except:

  •
  Mr. Way's CIC Cash Severance will equal three times his current annual base salary plus three times his target annual incentive bonus opportunity for that year; and

  •
  with respect to our Named Executive Officers:

  •
  the executive will also be entitled to accelerated vesting of his outstanding unvested equity, equity-based or cash awards denominated in shares of our common stock (in addition to the CIC Accelerated Vesting described above); and

  •
  the agreements include a Section 280G "best pay" provision pursuant to which in the event any payments or benefits received by the executive would be subject to an excise tax under Section 4999 of the Code, the executive will receive either the full amount of his payments or a reduced amount such that no portion of the payments is subject to the excise tax (whichever results in the greater after-tax benefit to the executive).

        Any Named Executive Officer who does not enter into a new change of control agreement with us may retain the rights set forth in his existing change of control agreement.

        Vesting of Equity-Based Incentives upon a Change of Control.    The outstanding Exterran Holdings award agreements for all stock options, restricted stock, restricted stock units, and performance units granted to employees prior to March 2014 provide that, in the case of a change of control that is not followed by a Qualifying Termination, only the portion of the award scheduled to vest within the next 12 months will vest upon the change of control, with the remainder of the award vesting as per the original vesting schedule. The awards granted under the Partnership Plan prior to March 2014 provide that, upon a change of control (as defined in the Partnership Plan), all phantom units (including the related DERs) and unit options automatically vest and become payable or exercisable (as applicable). Vesting is automatic, regardless of whether employment is terminated.

        As discussed above, in March 2014, Exterran Holdings eliminated any single-trigger change of control accelerated vesting with respect to future equity awards in order to incentivize Exterran Holdings' employees to remain in employment with Exterran Holdings following a change of control. The Exterran Holdings award agreements for all awards granted during or after March 2014 provide that no portion of the award shall be subject to accelerated vesting upon a change of control. Instead, awards will be subject to accelerated vesting only if a Qualifying Termination occurs within eighteen months following a change of control.

        Potential Payments.    The following tables show the potential payments to the Named Executive Officers upon a theoretical termination of employment or change of control occurring on December 31, 2014. The amounts shown assume a common stock value of $32.58 per share of Exterran Holdings common stock and an Exterran Partners common unit value of $21.62 per unit (the December 31, 2014 market closing prices of Exterran Holdings and Exterran Partners, respectively). The actual amount paid out to an executive upon an actual termination or change of control can only be determined at the time of such event. As noted above, Mr. Way was not employed by us or Exterran Holdings in 2014 and, accordingly, he is not included in the tables below.

Name	Termination Due to Death or Disability ($)(1)	Termination Without Cause or Resignation with Good Reason ($)(2)		Change of Control Without a Qualifying Termination ($)	Change of Control with a Qualifying Termination ($)
Jon C. Biro
Cash Severance	—	1,008,000	(3)	—	1,722,000	(4)
Stock Options(5)	—	—		—	—
Restricted Stock(6)	369,034	123,022		—	369,034
Phantom Units(7)	—	—		—	—
Performance Awards(8)	—	—		—	—
Other Benefits(9)	—	14,956		—	55,015
Total Pre-Tax Benefit	369,034	1,145,978		—	2,146,049

Name	Termination Due to Death or Disability ($)(1)	Termination Without Cause or Resignation with Good Reason ($)(2)		Change of Control Without a Qualifying Termination ($)	Change of Control with a Qualifying Termination ($)
Daniel K. Schlanger
Cash Severance	—	1,008,000	(3)	—	1,722,000	(4)
Stock Options(5)	447,949	372,240		372,240	447,949
Restricted Stock(6)	676,100	407,022		333,163	676,100
Phantom Units(7)	129,547	67,498		72,838	129,547
Performance Awards(8)	478,958	308,890		266,570	478,958
Other Benefits(9)	—	11,094		—	121,235
Tax Gross-ups	—	—		—	—
Total Pre-Tax Benefit	1,732,554	2,174,744		1,044,811	3,575,789

Name	Termination Due to Death or Disability ($)(1)	Termination Without Cause or Resignation with Good Reason ($)(2)		Change of Control Without a Qualifying Termination ($)	Change of Control with a Qualifying Termination ($)
Steven W. Muck
Cash Severance	—	840,000	(3)	—	1,435,000	(4)
Stock Options(5)	—	—		—	—
Restricted Stock(6)	744,583	362,127		211,607	744,583
Phantom Units(7)	—	—		—	—
Performance Awards(8)	136,281	86,335		73,891	136,281
Other Benefits(9)	—	7,929		—	65,368
Total Pre-Tax Benefit	880,864	1,296,391		285,498	2,381,232

Name	Termination Due to Death or Disability ($)(1)	Termination Without Cause or Resignation with Good Reason ($)(2)	Change of Control Without a Qualifying Termination ($)	Change of Control with a Qualifying Termination ($)
Christopher T. Werner(10)
Cash Severance	—	—	—	—
Stock Options(5)	—	—	—	—
Restricted Stock(6)	441,850	261,194	211,607	441,850
Phantom Units(7)	—	—	—	—
Performance Awards(8)	136,281	86,336	73,891	136,281
Other Benefits(9)	—	—	—	—
Total Pre-Tax Benefit	578,131	347,530	285,498	578,131

(1)
"Disability" is defined in Exterran Partners' form of award agreement for phantom units and in the Exterran Holdings 2007 Plan and the Exterran Holdings 2013 Plan for all other equity awards.

(2)
"Cause" and "Good Reason" are defined in the severance benefit and change of control agreements with Exterran Holdings.

(3)
If the executive had been terminated without Cause or resigned with Good Reason on December 31, 2014, under his severance benefit agreement his cash severance would consist of (i) the sum of his base salary and his target annual incentive bonus (calculated as a percentage of his annual base salary for 2014), plus (ii) his target annual incentive bonus (calculated as a percentage of his annual base salary for 2014).

(4)
If the executive had been subject to a Change of Control followed by a Qualifying Termination (as defined in the change of control agreements with Exterran Holdings) on December 31, 2014, under his change of control agreement his cash severance would consist of (i) two times the sum of his base salary and his target annual incentive bonus (calculated as a percentage of his annual base salary for 2014), plus (ii) his target annual incentive bonus (calculated as a percentage of his annual base salary for 2014).

(5)
The amounts in this row represent the value of the accelerated vesting of the executive's unvested, in-the-money options to purchase Exterran Holdings' common stock, based on the December 31, 2014 market closing price of Exterran Holdings' common stock.

(6)
The amounts in this row represent the value of the accelerated vesting of the executive's unvested restricted stock, based on the December 31, 2014 market closing price of Exterran Holdings' common stock.

(7)
The amounts in this row represent the value of the accelerated vesting of the executive's unvested Exterran Partners phantom units, based on the December 31, 2014 market closing price of Exterran Partners' common units.

(8)
The amounts in this row represent the value of the accelerated vesting of the executive's unvested performance awards, based on the December 31, 2014 market closing price of Exterran Holdings' common stock.

(9)
The amounts in this row represent each Named Executive Officer's right to the payment, as applicable, of (i) medical benefit premiums for a one-year period in the event of a termination without Cause or voluntary resignation for Good Reason, or (ii) medical benefit premiums and Exterran Holdings contributions under the 401(k) Plan and deferred compensation plan for a two-year period in the event of a change of control followed by a Qualifying Termination. For Mr. Schlanger, this amount includes a gross-up with respect to Exterran Holdings contributions under the 401(k) Plan and deferred contribution plan to account for any federal or state taxes due on such amounts, as provided under his change of control agreement, which predates implementation of Exterran Holdings' 2009 policy prohibiting tax gross-ups on income attributable to future change of control agreements and other executive benefit agreements. See the discussion under "Change of Control Agreements," above, for more information on this policy.

(10)
Because Mr. Werner entered into a severance benefit agreement and change of control agreement with Exterran Holdings effective as of February 2, 2015, he would not have been entitled to receive any cash severance or continued benefits under such agreements had he been terminated on December 31, 2014.

2015 Stock Incentive Plan

        In connection with the spin-off, we expect to adopt the Exterran Corporation 2015 Stock Incentive Plan, or the 2015 Plan, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The 2015 Plan will also govern awards granted under the Exterran Holdings 2007 Plan and the Exterran Holdings 2013 Plan which are adjusted into awards denominated in our common stock in accordance with the terms of the Employee Matters Agreement and/or actions taken by our board of directors or the Exterran Holdings board of directors (each, an "Adjusted Award"), as described under the section above entitled "The Spin-Off—Treatment of Stock-Based Awards." The material terms of the 2015 Plan, as it is currently contemplated, are summarized below.

  Effectiveness and Term

        The 2015 Plan will become effective on the date on which it is approved by our shareholder. Awards may only be granted under the 2015 Plan for ten years from its effective date. The 2015 Plan will remain in effect until all awards granted thereunder have been vested or forfeited or exercised or expired.

  Administration

        The 2015 Plan will be administered by the compensation committee of our board of directors or such other committee designated by the board (such compensation committee or other committee, the "Committee"). All members of the Committee must satisfy the independence requirements of the stock exchange on which our common stock is listed. Awards may be granted to individuals subject to Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") only if the Committee is comprised solely of two or more "non-employee directors" within the meaning of Rule 16b-3 of the Exchange Act. Additionally, awards that are intended to constitute "performance-based compensation" within the meaning of Section 162(m) of the Code may only be granted if the Committee is comprised solely of two or more "outside directors" within the meaning of Section 162(m) of the Code.

        The Committee may delegate to the board or to one or more committees of the board comprised of one or more independent directors its authority to grant awards to individuals who are not subject to Section 16(b) of the Exchange Act, subject to such limitations and restrictions as the Committee may determine. In addition, the Committee may delegate to the nominating and corporate governance committee of the board the authority to grant non-discretionary, routine awards to directors. However, the Committee may not delegate its authority to grant non-routine, discretionary awards to directors.

        The Committee will have full authority, subject to the terms of the 2015 Plan, to make all determinations necessary or advisable for administering the 2015 Plan, including the authority to determine participants, the types and sizes of awards, the timing and price of awards, any vesting conditions applicable to awards, the acceleration or waiver of any vesting restrictions, the forms of award notices, and any rules and regulations necessary or appropriate to administer the 2015 Plan. In addition, the Committee has the authority to interpret the terms of the 2015 Plan and each award notice thereunder.

        With respect to any employee, director or consultant who is resident outside of the United States, the Committee may amend or vary the terms of the 2015 Plan to conform such terms to the requirements of applicable non-United States law and to meet the goals and objectives of the 2015 Plan. In addition, the Committee may establish administrative rules and procedures to facilitate the operation of the 2015 Plan in such non-United States jurisdictions. The Committee may establish one or more sub-plans for these purposes.

  Eligibility

        Employees and consultants of us and our affiliates, as well as members of our board who are not also employees, will be eligible to participate in the 2015 Plan. Holders of Adjusted Awards will also be eligible to participate in the 2015 Plan.

  Number of Shares Subject to the 2015 Plan, Share Counting and Award Limits

        The maximum number of shares of our common stock that will be available for issuance under the 2015 Plan is the sum of (i) the number of shares that may be issuable upon exercise or vesting of the Adjusted Awards, and (ii) 3,000,000 shares. Shares subject to awards that expire or are cancelled, forfeited, settled in cash or otherwise terminated will again become available for future awards under the 2015 Plan. Notwithstanding the foregoing, the following shares may not be added back to the shares available for issuance under the 2015 Plan: shares of common stock tendered or withheld to satisfy tax withholding obligations with respect to an award or to pay the exercise price of an option; shares of common stock subject to a stock appreciation right that are not issued in connection with the stock settlement thereof; or shares of common stock purchased on the open market with cash proceeds from the exercise of options. In addition, awards granted under the 2015 Plan in connection with a corporate transaction in assumption of or substitution for outstanding equity awards previously granted by another entity in the transaction will not reduce the shares of common stock authorized for issuance under the 2015 Plan.

        The following limits have been established under the 2015 Plan:

  •
  The maximum number of shares that may be issued as incentive stock options may not exceed 2,000,000 shares.

  •
  The maximum number of shares of common stock that may be subject to awards granted to any one individual during any twelve-month period may not exceed 1,000,000 shares.

  •
  The maximum amount of cash compensation that may be paid under awards intended to qualify as "performance-based compensation" under Section 162(m) of the Code granted to any one individual during any twelve-month period may not exceed $10,000,000.

  •
  The maximum value, determined as of the date of grant under applicable accounting standards, of awards granted to any director for services as a director during any twelve-month period may not exceed $500,000.

Except with respect to the limit on shares issued as incentive stock options described above, Adjusted Awards will not count toward the foregoing limits.

  Types of Awards

        Awards under the 2015 Plan may consist of options, stock appreciation rights, restricted stock, restricted stock units, performance awards, other stock-based awards and dividend equivalents, each as described below.

  Options

        Stock options entitle the participant to purchase shares of our common stock at a specified price. Other than with respect to Adjusted Awards, options must have an exercise price that is at least the fair market value of our common stock on the date of grant (or 110% of the fair market value with respect to incentive stock options granted to participants who hold more than 10% of our stock). Options may be either incentive stock options that comply with the requirements of Section 422 of the Code or non-qualified stock options that do not comply with such requirements. Incentive stock options may only be granted to employees. An option's term may not be longer than ten years (or five years in the case of incentive stock options granted to participants who hold more than 10% of our stock). The aggregate fair market value of the shares of common stock with respect to which incentive stock options are exercisable for the first time by an individual in any one calendar year may not exceed $100,000.

        The award notice will specify the acceptable method(s) for payment of the exercise price of an option, which may include (a) cash, (b) a check acceptable to us, (c) the delivery of shares (including shares otherwise issuable pursuant to the option or shares that have been held by the participant for such period of time as required by the Committee in its discretion) with a fair market value equal to such exercise price, (d) by a "cashless broker exercise" through procedures established or approved by the Committee, (e) by any other form of legal consideration acceptable to the Committee, or (f) by any combination of the foregoing. However, no participant will be permitted to pay the exercise price of an option, or continue any extension of payment with respect to the exercise price of an option, with a loan from us or with a loan arranged by us in violation of Section 13(k) of the Exchange Act.

        Unless otherwise set forth in the applicable award notice or other written agreement between us or our affiliates and the participant, (i) vested options may be exercised for a period of three months following termination of employment or service (other than a termination for cause, in which case all vested options shall be automatically forfeited upon termination, and (ii) unvested options will automatically terminate upon termination, provided that if such termination is due to the participant's death, disability or retirement, all unvested options will vest in full upon such termination and will remain exercisable for a period of two years following termination.

  Restricted Stock

        A restricted stock award is a grant of shares of common stock at a per share purchase price determined by the Committee (which may equal zero) that is non-transferable and may be subject to a substantial risk of forfeiture until certain conditions determined by the Committee are met. The restrictions imposed on awards of restricted stock may relate to one or more of the following, as determined by the Committee: (a) the attainment of one or more performance targets based on one or more performance measures; (b) the participant's continued service as an employee, director or consultant for a specified period of time; (c) the occurrence of any event or the satisfaction of any other condition specified by the Committee in its sole discretion; or (d) any combination of any of the foregoing. Each grant of restricted stock may have different restrictions as established in the sole discretion of the Committee.

        During the restricted period for any award of restricted stock, the participant will be entitled to voting, dividend and other ownership rights with respect to such shares of restricted stock (except as otherwise described below with respect to restricted stock subject to performance-based vesting conditions). However, unless and until the restrictions lapse or expire, we will retain custody of the restricted stock and the participant may be obligated to forfeit and surrender the shares to us under certain circumstances as determined by the Committee.

        Unless otherwise set forth in the applicable award notice or other written agreement between us or our affiliates and the participant, unvested shares of restricted stock will automatically terminate upon termination of employment or service, provided that if such termination is due to the participant's death or disability, all restrictions upon such shares will lapse upon termination (with any applicable performance measures deemed achieved at 100% of target).

  Restricted Stock Units

        Restricted stock units evidence the right to receive shares (or their equivalent value in cash) that is restricted or subject to forfeiture provisions. The restrictions imposed on restricted stock units may relate to one or more of the following, as determined by the Committee: (a) the attainment of one or more performance targets based on one or more performance measures; (b) the participant's continued service as an employee, director or consultant for a specified period of time; (c) the occurrence of any event or the satisfaction of any other condition specified by the Committee in its sole discretion; or (d) any combination of any of the foregoing. Each award of restricted stock units may have different restrictions as established in the sole discretion of the Committee.

        Unless and until the restrictions have lapsed and the shares have been registered in the participant's name, the participant will not be entitled to vote the shares of common stock underlying the restricted stock units or enjoy any other stockholder rights, and may be required to forfeit the restricted stock units under certain circumstances as determined by the Committee. Upon the lapse of the applicable restrictions or at such times as determined by the Committee and set forth in the award notice (but no earlier than the date on which the restrictions lapse), the participant will receive the shares of stock or will receive a payment equal to the fair market value of the shares of common stock underlying the restricted stock units on the vesting date, less applicable withholding. Settlement of restricted stock units may be in the form of shares of common stock, cash, other equity compensation, or a combination thereof, as determined by the Committee.

        Unless otherwise set forth in the applicable award notice or other written agreement between us or our affiliates and the participant, unvested restricted stock units will automatically terminate upon termination of employment or service, provided that if such termination is due to the participant's death or disability, all unvested restricted stock units will become vested upon termination (with any applicable performance measures deemed achieved at 100% of target).

  Stock Appreciation Rights

        A stock appreciation right is a right to receive a payment, in cash or shares, equal to the excess of the fair market value of the shares subject to such stock appreciation right over the exercise price thereof, less applicable withholding. Stock appreciation rights may be subject to restrictions, and participants may be required to forfeit the stock appreciation rights under certain circumstances, as determined by the Committee. The restrictions imposed on stock appreciation rights may relate to one or more of the following, as determined by the Committee: (a) the attainment of one or more performance targets based on one or more performance measures; (b) the participant's continued service as an employee, director or consultant for a specified period of time; (c) the occurrence of any event or the satisfaction of any other condition specified by the Committee in its sole discretion; or (d) any combination of any of the foregoing. Stock appreciation rights may have different restrictions as established in the sole discretion of the Committee. A stock appreciation right's term may not be longer than ten years.

        The exercise price of the stock appreciation rights will be at least the fair market value of the shares of the common stock underlying the stock appreciation rights on the date of grant. Upon the lapse of any applicable restrictions and a participant's subsequent exercise of the stock appreciation rights, the participant will be entitled to receive payment in an amount equal to: (i) the difference between the fair market value of the underlying shares of common stock subject to the stock appreciation rights on the date of exercise and the per share exercise price; times (ii) the number of shares of common stock underlying the stock appreciation rights; less (iii) any applicable withholding taxes. Settlement of stock appreciation rights may be in the form of shares of common stock or cash, or a combination thereof, as determined by the Committee.

        Unless otherwise set forth in the applicable award notice or other written agreement between us or our affiliates and the participant, unvested stock appreciation rights will automatically terminate upon termination of employment or service, provided that if such termination is due to the participant's death, disability or retirement, all unvested stock appreciation rights will become vested upon termination (with any applicable performance measures deemed achieved at 100% of target).

  Performance Awards

        Performance awards entitle participants to receive a payment, in cash or shares, upon the attainment of specified performance measures. The Committee will establish, with respect to and at the time of each performance award, the maximum value or the maximum number of shares of common stock, as applicable, of the performance award and the performance period over which the performance will be measured. In addition, the Committee will determine whether performance awards are intended to constitute qualified performance-based compensation under Section 162(m) of the Code, in which case the award shall be subject to such limitations, terms and conditions necessary to comply with the requirements of Section 162(m) of the Code and qualify as performance-based compensation. Section 162(m) of the Code is discussed in more detail below.

        A performance award will be contingent upon our future performance or the future performance of any of our affiliates, or a division or department of us or any of our affiliates during the performance period. With respect to any performance award intended to qualify as performance-based compensation under Section 162(m) of the Code, either (a) prior to the beginning of the performance period or (b) within 90 days after the beginning of the performance period if the outcome of the performance targets is substantially uncertain at the time such targets are established, but not later than the date that 25% of the performance period has elapsed, the Committee will, in writing, (i) select the performance measures applicable to the performance period, and (ii) establish the performance targets and amounts of performance awards, as applicable, which may be earned for the performance period.

        The vesting of the performance award will be based upon one or more of the following, as determined by the Committee: (a) the attainment of one or more performance targets based on one or more performance measures; (b) the participant's continued service as an employee, director or consultant for a specified period of time; (c) the occurrence of any event or the satisfaction of any other condition specified by the Committee in its sole discretion; or (d) any combination of any of the foregoing. However, the vesting of any performance award that is intended to qualify as performance-based compensation under Section 162(m) of the Code will be based solely on (i) to the extent required by Section 162(m)(4) of the Code, the participant's continued service as an employee, director or consultant through the applicable performance period, and (ii) the attainment of one or more performance targets based on one or more performance measures.

        In order to constitute qualified performance-based compensation under Section 162(m) of the Code, in addition to certain other requirements, the relevant amounts must be payable only upon the attainment of pre-established, objective performance targets based on one or more performance measures set by the Committee and linked to stockholder-approved performance criteria. The performance measures that may be used include the following: (a) the price of a share of common stock; (b) earnings per share; (c) market share; (d) sales; (e) net income (before or after taxes); (f) cash flow return on investment and/or cash value added; (g) earnings before or excluding interest, taxes, depreciation, amortization or any other items designated by the Committee; (h) earnings before or excluding interest, taxes or any other items designated by the Committee; (i) economic value added;

(j) return on stockholders' equity; (k) return on capital (including return on total capital or return on invested capital); (l) total stockholders' return; (m) working capital; (n) selling, general and administrative expense; (o) gross margin and/or gross margin percent; (p) operating margin and/or operating margin percent, (q) revenue; (r) revenue growth or product revenue growth; (s) pre-tax or after-tax income or loss (before or after allocation of corporate overhead and bonus); (t) net earnings or loss; (u) return on assets or net assets; (v) attainment of strategic and operational initiatives; (x) gross profits; (y) comparisons with various stock market indices; (z) reductions in cost; (aa) improvement in or attainment of expense levels or working capital levels; (bb) year-end cash; (cc) debt reduction; (dd) free cash flow, operating cash flow, and/or working cash flow; (ee) quality metrics; (ff) employee satisfaction; (gg) implementation or completion of projects and processes; (hh) customer satisfaction; (ii) budget management; (jj) debt covenant leverage ratios; and (kk) financing.

        A performance target based on any one or more performance measures may be absolute or relative to (i) one or more other companies, (ii) one or more indexes or (iii) to one or more prior year's performance. Further, a performance target may be based on the performance of Exterran Corporation or any business unit of Exterran Corporation designated by the Committee. In addition, a performance target based on any one or more performance measures may be subject to objectively determinable adjustments, including one or more of the following items or events: (i) items related to changes in accounting standards (including changes required by the Financial Accounting Standards Board); (ii) items relating to financing activities; (iii) expenses for restructuring or productivity initiatives; (iv) other non-operating items; (v) items related to acquisitions; (vi) items attributable to the business operations of any entity acquired by us during the performance period; (vii) items related to the disposal of a business or segment of a business; (viii) items related to discontinued operations that do not qualify as a segment of a business under applicable accounting standards; (ix) items attributable to any stock dividend, stock split, combination or exchange of stock occurring during the performance period; (x) any other items of significant income or expense which are determined to be appropriate adjustments; (xi) items relating to unusual or extraordinary corporate transactions, events or developments, (xii) items related to amortization of acquired intangible assets; (xiii) items that are outside the scope of our core, on-going business activities; (xiv) items related to acquired in-process research and development; (xv) items relating to changes in tax laws; (xvi) items relating to major licensing or partnership arrangements; (xvii) items relating to asset impairment charges; (xviii) items relating to gains or losses for litigation, arbitration and contractual settlements; or (xix) items relating to any other unusual or nonrecurring events or changes in applicable law, accounting principles or business conditions.

        Following the end of the applicable performance period, the participant will be entitled to receive payment with respect to the performance award (not exceeding the maximum value or maximum number of shares of common stock, as applicable, of the award) based on the achievement of the performance targets based on one or more performance measures for such period, as determined by the Committee. The Committee must certify in writing that the applicable performance targets based on one or more performance measures were satisfied prior to the payment of any qualified performance-based awards. Payment of a performance award may be made in cash, common stock, stock options, other equity compensation, or a combination thereof, as determined by the Committee. If a performance award covering shares of common stock is paid in cash, payment will be based on the fair market value of a share of common stock on the payment date.

        Unless otherwise set forth in the applicable award notice or other written agreement between us or our affiliates and the participant, unvested performance awards will automatically terminate upon termination of employment or service, provided that if such termination is due to the participant's death or disability, all unvested performance awards will become vested upon termination (based on the level of performance determined by the Committee as of the date of termination or, if such performance level has not yet been determined, at 100% of target).

  Other Stock Based Awards

        Other stock-based awards are awards of shares of our common stock, which may be subject to the attainment of performance targets based on one or more performance measures, continued service requirements, or such other criteria as the Committee determines. The Committee will determine the number or the value of shares subject to such awards. Other stock-based awards may (but are not required to) be granted in lieu of base salary, bonuses, fees or other cash compensation otherwise payable to a participant.

  Dividend Equivalents

        Dividend equivalents entitle participants to receive the equivalent value (in cash or additional shares) of dividends in respect of other awards held by participants. Dividend equivalents with respect to an award that vests based on the attainment of performance-based objectives that are based on dividends paid prior to the vesting of such award will only be paid to a participant to the extent that the performance-based vesting conditions are subsequently satisfied and the award vests. Additionally, the 2015 Plan provides that dividend equivalents are not payable with respect to options or stock appreciation rights.

  Acceleration of Vesting; Award Terms

        Subject to certain limitations set forth in the 2015 Plan and to the limitations on the acceleration of awards intended to qualify as performance-based compensation under Section 162(m) of the Code, the Committee may, in its discretion, accelerate the vesting of all or any portion of an outstanding award under the 2015 Plan on such terms and conditions as it determines. The Committee will determine the term of each award; however, in no event may the term of any award exceed a period of ten years (or such shorter period as may be required for incentive stock options).

  Transferability

        Awards granted under the 2015 Plan generally will not be transferable except (i) by will or the laws of descent and distribution, (ii) pursuant to a qualified domestic relations order, or (iii) if vested, with the consent of the Committee, provided that any such transfer is permitted under the applicable securities laws.

  Recapitalizations, Reorganizations and Corporate Changes

        If there is any change in the common stock by reason of a stock split, consolidation, stock dividend, recapitalization, reorganization, merger, spin-off, exchange of shares or other similar event or any distribution to the holders of common stock that would dilute or enlarge the rights of participants (excluding any equity restructuring), the Committee has the discretion to equitably or proportionally adjust the number, kind and price of shares or other securities or property subject to outstanding awards, and may appropriately adjust the share reserve and the award limits under the 2015 Plan. Upon a subdivision, consolidation or payment of a dividend, excluding any equity restructuring, the number of shares subject to and per share purchase price of outstanding awards will be proportionately adjusted. In addition, upon certain non-reciprocal transaction known as "equity restructurings," the Committee will make equitable adjustments to the common stock that may be issued under the 2015 Plan and outstanding awards.

        In the event of a corporate change, which includes but is not limited to a merger or the sale or other disposition of all or substantially all of our assets, the Committee has the discretion to take any one or more of the following actions without participant consent whenever it determines that such action is appropriate to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2015 Plan, with respect to awards under the 2015 Plan, or to facilitate the corporate change: (i) provide that outstanding awards will become exercisable or payable or fully vested (with any awards subject to performance measures payable at such levels determined by the Committee), (ii) provide for the termination of outstanding awards in exchange for cash or the replacement of outstanding awards, in either case, with an aggregate value equal to the amount that would have been attained upon the exercise of such awards or the realization of the participant's rights, (iii) equitably or proportionally adjust the number and type of shares or other securities or property subject to, and/or the terms and conditions of, outstanding awards, or (iv) provide for the assumption or substitution of outstanding awards, with appropriate adjustments in the number and kind of shares and prices. Notwithstanding the foregoing, if an award notice provides for more favorable treatment in connection with a corporate change than the treatment that would otherwise apply to an award under the 2015 Plan, then the terms of the award notice (rather than the terms of the 2015 Plan) will govern the treatment of the award in connection with a corporate transaction.

  Amendment and Termination

        Our board of directors or the Committee may, in its discretion, terminate the 2015 Plan or alter, modify or amend the 2015 Plan or any part of the 2015 Plan at any time, provided that (i) the board of directors or Committee may not take any action that impairs the rights of any participant with respect to an outstanding award without the consent of the participant, and (ii) stockholder approval will be required for any amendment to the extent necessary to comply with applicable law or the requirements of any securities exchange on which the common stock is then-listed. In addition, stockholder approval will be required to (i) increase the maximum number of shares issuable pursuant to the 2015 Plan, (ii) reduce the exercise price of an outstanding stock appreciation right or option or cancel and replace any outstanding option with an option having a lower exercise price, or (iii) cancel any outstanding option or stock appreciation right in exchange for cash or another award when the per share price of the option or stock appreciation right exceeds the fair market value of the underlying shares of common stock.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        Before the distribution, all of the outstanding shares of our common stock are and will be owned beneficially and of record by Exterran Holdings. The following table sets forth information with respect to the expected beneficial ownership of our common stock immediately following completion of the distribution by:

  •
  each shareholder who is expected following the distribution to beneficially own more than 5% of our common stock;

  •
  each executive officer named in the Summary Compensation Table;

  •
  each person expected to serve on our board of directors as of the distribution date; and

  •
  all of our executive officers and directors as a group.

        We have based the percentage of class amounts set forth below on each indicated person's beneficial ownership of Exterran Holdings common stock as of June 30, 2015, unless we indicate some other basis for the share amounts, and based on the distribution of one share of our common stock for every two shares of Exterran Holdings common stock outstanding. To the extent our directors and executive officers own unrestricted shares of Exterran Holdings common stock at the time of the distribution, they will participate in the distribution of shares of common stock in the spin-off on the same terms as other holders of Exterran Holdings common stock. Following the spin-off, we will have an aggregate of approximately 34.7 million shares of common stock outstanding, based on the number of shares of Exterran Holdings common stock outstanding on June 30, 2015 and that we expect will remain outstanding on                        , 2015, the record date for the spin-off. The number of shares beneficially owned by each shareholder, director or officer is determined according to the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. The mailing address for each of the directors and executive officers is c/o Exterran Corporation, 4444 Brittmoore Road, Houston, Texas 77041.

	Shares of Common Stock to be Beneficially Owned Before the Spin-Off		Shares of Common Stock Beneficially Owned After the Spin-Off(6)
Name of Beneficial Owner	Number	Percent	Number	Percent
Exterran Holdings, Inc.		100%	—	—
Magnetar Financial LLC(1)	—	—	2,990,002	8.7%
BlackRock, Inc.(2)	—	—	2,913,967	8.5%
Dimensional Fund Advisors(3)	—	—	2,855,867	8.3%
The Vanguard Group, Inc.(4)	—	—	2,464,944	7.2%
T. Rowe Price Associates, Inc.(5)	—	—	2,459,061	7.1%
William M. Goodyear	—	—	5,418	*
John P. Ryan	—	—	7,141	*
Christopher T. Seaver	—	—	35,645	*
Mark R. Sotir	—	—	12,529	*
Richard R. Stewart	—	—	1,523	*
Ieda Gomes Yell	—	—	1,726	*
Andrew J. Way	—	—	—	*
Jon C. Biro	—	—	27,139	*
Steven W. Muck	—	—	34,089	*
Daniel K. Schlanger	—	—	117,689	*

	Shares of Common Stock to be Beneficially Owned Before the Spin-Off		Shares of Common Stock Beneficially Owned After the Spin-Off(6)
Name of Beneficial Owner	Number	Percent	Number	Percent
Christopher T. Werner	—	—	31,697	*
All directors and executive officers as a group	—	—	274,599	*

*
Less than 1%

(1)
Based solely on a review of the Schedule 13G filed jointly by Magnetar Capital Partners LP, on behalf of itself and as sole member of Magnetar Financial LLC, Supernova Management LLC and Alec N. Litowitz on February 17, 2015. The address of Magnetar Capital Partners LP is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(2)
Based solely on a review of the Schedule 13G/A filed by BlackRock, Inc. on January 22, 2015. The address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

(3)
Based solely on a review of the Schedule 13G/A filed by Dimensional Fund Advisors LP ("Dimensional") on February 5, 2015. The address of Dimensional is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746.

(4)
Based solely on a review of the Schedule 13G filed by The Vanguard Group, Inc. ("Vanguard") on February 11, 2015. The address of Vanguard is 100 Vanguard Blvd., Malvem, Pennsylvania 19355.

(5)
Based solely on a review of the Schedule 13G/A jointly filed by T. Rowe Price Associates, Inc. ("Price Associates") and T. Rowe Price Mid-Cap Value Fund, Inc. on February 13, 2015. The address of Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202.

(6)
Includes shares that can be acquired immediately or within 60 days of June 30, 2015 through the exercise of stock options.

DESCRIPTION OF CAPITAL STOCK

Introduction

        In the discussion that follows, we have summarized selected provisions of our amended and restated certificate of incorporation and amended and restated bylaws relating to our capital stock that we expect will be in effect at or prior to the completion of the spin-off. This summary is not complete. This discussion is subject to the relevant provisions of Delaware law and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated bylaws. You should read the provisions of our amended and restated certificate of incorporation and our amended and restated bylaws as currently in effect for more details regarding the provisions described below and for other provisions that may be important to you. We have filed copies of those documents with the SEC, and they are incorporated by reference as exhibits to the Registration Statement on Form 10 of which this information statement forms a part. Please read "Where You Can Find More Information."

Authorized Capital Stock

        Our authorized capital stock consists of shares of common stock and shares of preferred stock, issuable in series.

        Each authorized share of common stock has a par value of $0.01. The authorized shares of preferred stock have a par value of $0.01 per share. Immediately following the spin-off, we expect that approximately 34.7 million shares of our common stock will be outstanding, based on the number of shares of Exterran Holdings common stock outstanding as of June 30, 2015, and that we expect will remain outstanding on                        , 2015, the record date for the spin-off. The actual number of shares of our common stock to be distributed in the spin-off will be determined based on the actual number of shares of Exterran Holdings common stock outstanding as of the record date. Immediately following the spin-off, no shares of our preferred stock will be issued and outstanding.

Common Stock

        Each share of our common stock entitles its holder to one vote in the election of each director and on all other matters voted on generally by our shareholders, other than any matter that (1) solely relates to the terms of any outstanding series of preferred stock or the number of shares of that series and (2) does not affect the number of authorized shares of preferred stock or the powers, privileges and rights pertaining to the common stock. No share of our common stock affords any cumulative voting rights. Our board of directors may grant holders of preferred stock, in the resolutions creating the series of preferred stock, the right to vote on the election of directors or any questions affecting our company.

        Subject to prior rights and preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock will be entitled to dividends in such amounts and at such times as our board of directors in its discretion may declare out of funds legally available for the payment of dividends. Any future dividends will be paid at the discretion of our board of directors after taking into account various factors, including:

  •
  general business conditions;

  •
  industry practice;

  •
  our financial condition and performance;

  •
  our future prospects;

  •
  our cash needs and capital investment plans;

  •
  our obligations to holders of any preferred stock we may issue;

  •
  income tax consequences; and

  •
  the restrictions applicable laws and our credit arrangements then impose.

        In addition, the terms of the loan agreements, indentures and other agreements we enter into from time to time may contain covenants or other provisions that could limit our ability to pay, or otherwise restrict the payment of, cash dividends. For example, our credit agreement includes restrictions on our ability to pay dividends.

        If we liquidate or dissolve our business, the holders of our common stock will share ratably in all our assets that are available for distribution to our shareholders after our creditors are paid in full and the holders of all series of our outstanding preferred stock, if any, receive their liquidation preferences in full.

        Our common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund. All shares of common stock to be distributed in connection with the spin-off will be fully paid and nonassessable.

Preferred Stock

        At the direction of our board of directors, without any action by the holders of our common stock, we may issue one or more series of preferred stock from time to time covering up to an aggregate of 50 million shares of preferred stock. Our board of directors can determine the number of shares of each series of preferred stock, the designation, powers, preferences and relative participating, optional or other special rights, if any, and any qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series.

        We believe that the ability of our board of directors to issue one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed or traded. If the approval of our shareholders is not required for the issuance of shares of our preferred stock or our common stock, our board of directors may determine not to seek shareholder approval.

        Undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of our common shareholders. For example, any preferred stock issued may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. In addition, the provision in our amended and restated certificate of incorporation permitting such issuances cannot be amended without approval of holders of a majority of our shares of common stock outstanding. As a result, the issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, may discourage an unsolicited acquisition proposal or bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.

Limitation on Liability of Directors, Indemnification of Directors and Officers and Insurance

        The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties as directors, and our amended and restated certificate of incorporation will include such an exculpation provision.

        Our amended and restated certificate of incorporation will provide that no director will be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

  •
  Any breach of the director's duty of loyalty to our Company or our shareholders.

  •
  Any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law.

  •
  Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL.

  •
  Any transaction from which the director derived an improper personal benefit.

        Additionally, Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation—a "derivative action"), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's bylaws, disinterested director vote, shareholder vote, agreement or otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, to the fullest extent authorized or permitted by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director or officer, or by reason of the fact that our director or officer is or was serving, at our request, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by us. We will indemnify such persons against expenses (including attorneys' fees), judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement reasonably incurred in connection with such action if such person acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reason to believe their conduct was unlawful. A similar standard will be applicable in the case of derivative actions, except that indemnification will only extend to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and court approval will be required before there can be any indemnification where the person seeking indemnification has been found liable to us. Any amendment of this provision will not reduce our indemnification obligations relating to actions taken before an amendment. This right to indemnification includes the right to have us pay in advance the expenses incurred by an indemnified person in defending any such proceeding if the indemnified person provides an undertaking to repay all amounts advanced if it is ultimately determined that he or she is not entitled to indemnification.

        We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

        We also intend to obtain insurance policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. The insurance will provide coverage, subject to its terms and conditions, if the Company is unable to indemnify (e.g., due to bankruptcy), or is legally prohibited from indemnifying, the directors and officers for a covered wrongful act.

Delaware Statutory Business Combination Statute

        We will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 prevents an "interested shareholder," which is defined generally as a person owning 15 percent or more of a Delaware corporation's outstanding voting stock or any affiliate or associate of that person, from engaging in a broad range of "business combinations" with the corporation for three years following the date on which that person became an interested shareholder unless:

  •
  Before that person became an interested shareholder, the board of directors of the corporation approved the transaction in which that person became an interested shareholder or approved the business combination;

  •
  On completion of the transaction that resulted in that person's becoming an interested shareholder, that person owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, other than stock held by (1) directors who are also officers of the corporation or (2) any employee stock plan that does not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  Following the transaction in which that person became an interested shareholder, both the board of directors of the corporation and the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by that person approve the business combination.

        Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested shareholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested shareholder during the previous three years or who became an interested shareholder with the approval of a majority of the corporation's directors, if a majority of the directors who were directors prior to any person's becoming an interested shareholder during the previous three years, or were recommended for election or elected to succeed those directors by a majority of those directors, approve or do not oppose that extraordinary transaction.

Anti-Takeover Effects of Provisions of Our Organizational Documents

        Some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws discussed below may have the effect, either alone or in combination with Section 203 of the DGCL, of making more difficult or discouraging a tender offer, proxy contest, merger or other takeover attempt that our board of directors opposes but that a shareholder might consider to be in its best interest.

        Our amended and restated certificate of incorporation provides that our shareholders may act only at an annual or special meeting of shareholders and may not act by written consent. Our amended and restated bylaws provide that a special meeting of our board of directors or our shareholders may only be called by the chairman of our board, any vice chairman or our president or a majority of the number of directors that we would have if there were no vacancies or unfulfilled newly created directorships. Our amended and restated certificate of incorporation also includes a forum selection clause designating the Court of Chancery of the State of Delaware, unless we consent in writing to the selection of an alternative forum, as the sole and exclusive forum for derivative actions, actions asserting a claim for breach of fiduciary duties and certain other matters.

        Our amended and restated certificate of incorporation provides that the number of directors will be fixed exclusively by, and may be increased or decreased exclusively by, our board of directors from time to time. Our amended and restated certificate of incorporation and amended and restated bylaws provide that directors may be removed with or without cause by an affirmative vote of a majority of the voting power of our outstanding voting stock. A vacancy on our board of directors may be filled by a vote of a majority of the number of directors that we would have if there were no vacancies or unfulfilled newly created directorships, and a director appointed to fill a vacancy serves for the remainder of the term of the director in which the vacancy occurred. These provisions will prevent our shareholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

        Our amended and restated bylaws contain advance notice and other procedural requirements that apply to shareholder nominations of persons for election to our board of directors at any annual or special meeting of shareholders and to shareholder proposals that shareholders take any other action at any annual meeting. In the case of any annual meeting, a shareholder proposing to nominate a person for election to our board of directors or proposing that any other action be taken must give our corporate secretary written notice of the proposal not less than 90 days and not more than 120 days before the anniversary of the date of the immediately preceding annual meeting of shareholders. These shareholder proposal deadlines are subject to exceptions if the pending annual meeting date is more than 30 days prior to or more than 30 days after the anniversary of the immediately preceding annual meeting. If the chairman of our board of directors or a majority of our board of directors calls a special meeting of shareholders for the election of directors, a shareholder proposing to nominate a person for that election must give our corporate secretary written notice of the proposal not earlier than 120 days prior to that special meeting and not later than the last to occur of (1) 90 days prior to that special meeting or (2) the 10th day following the day we publicly disclose the date of the special meeting. Our amended and restated bylaws prescribe specific information that any such shareholder notice must contain. These advance notice provisions may have the effect of precluding a contest for the election of our directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our shareholders.

        Our amended and restated certificate of incorporation and amended and restated bylaws provide that our shareholders may adopt, amend and repeal our amended and restated bylaws at any regular or special meeting of shareholders by a vote of at least 66 2/3% of the voting power of our outstanding voting stock, provided the notice of intention to adopt, amend or repeal the amended and restated bylaws has been included in the notice of that meeting. Our amended and restated certificate of incorporation also confers on our board of directors the power to adopt, amend or repeal our amended and restated bylaws with the affirmative vote of a majority of the directors present at a meeting at which a quorum is present.

        As discussed above under "—Preferred Stock," our amended and restated certificate of incorporation authorizes our board of directors, without the approval of our shareholders, to provide for the issuance of all or any shares of our preferred stock in one or more series and to determine the designation, powers, preferences and relative participating, optional or other special rights, if any, and any qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series. The issuance of shares of our preferred stock or rights to purchase shares of our preferred stock could discourage an unsolicited acquisition proposal. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of our common shareholders.

        In addition to the purposes described above, these provisions of our amended and restated certificate of incorporation and amended and restated bylaws are also intended to increase the bargaining leverage of our board of directors, on behalf of our shareholders, in any future negotiations concerning a potential change of control of our company. Our board of directors has observed that certain tactics that bidders employ in making unsolicited bids for control of a corporation, including hostile tender offers and proxy contests, have become relatively common in modern takeover practice. Our board of directors considers those tactics to be highly disruptive to a corporation and often contrary to the overall best interests of its shareholders. In particular, bidders may use these tactics in conjunction with an attempt to acquire a corporation at an unfairly low price. In some cases, a bidder will make an offer for less than all the outstanding capital stock of the target company, potentially leaving shareholders with the alternatives of partially liquidating their investment at a time that may be disadvantageous to them or retaining an investment in the target company under substantially different management with objectives that may not be the same as the new controlling shareholder. The concentration of control in our company that could result from such an offer could deprive our remaining shareholders of the benefits of listing on the NYSE and public reporting under the Exchange Act.

        While our board of directors does not intend to foreclose or discourage reasonable merger or acquisition proposals, it believes that value for our shareholders can be enhanced by encouraging would-be acquirers to forego hostile or coercive tender offers and negotiate with the board of directors terms that are fair to all shareholders. Our board of directors believes that the provisions described above will (1) discourage disruptive tactics and takeover attempts at unfair prices or on terms that do not provide all shareholders with the opportunity to sell their stock at a fair price and (2) encourage third parties who may seek to acquire control of our company to initiate such an acquisition through negotiations directly with our board of directors. Our board of directors also believes these provisions will help give it the time necessary to evaluate unsolicited offers, as well as appropriate alternatives, in a manner that assures fair treatment of our shareholders. Our board of directors recognizes that a takeover might in some circumstances be beneficial to some or all of our shareholders, but, nevertheless, believes that the benefits of seeking to protect its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure our company outweigh the disadvantages of discouraging those proposals.

Stock Exchange Listing

        We expect to list our common stock on the NYSE under the symbol "EXTN."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Co., LLC. The transfer agent is not affiliated with us or Archrock.

 DESCRIPTION OF MATERIAL INDEBTEDNESS

        In connection with the spin-off, on July 10, 2015, we and EESLP entered into a $750.0 million credit agreement with Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto. On October 5, 2015, we and EESLP amended and restated the terms of the $750.0 million credit agreement to provide for a new $680.0 million revolving credit facility and a new $245.0 million term loan facility, which we refer to collectively as the new credit facility. Our ability to borrow under the new credit facility will be subject to the satisfaction of certain conditions, including the consummation of the spin-off on or prior to January 4, 2016 (the date on which those conditions are satisfied is referred to as the "Initial Availability Date") and the new credit facility will terminate in the event that the Initial Availability Date does not occur on or before January 4, 2016.

        The revolving credit facility will mature on the date that is five years after the Initial Availability Date, and the term loan facility will mature on the date that is two years after the Initial Availability Date. We and all of our significant domestic subsidiaries (as defined in the credit agreement) will guarantee EESLP's obligations under the new credit facility. In addition, EESLP's obligations under the new credit facility will be secured by (1) substantially all of our assets and the assets of EESLP and our significant domestic subsidiaries located in the United States, including certain real property, and (2) all of the equity interests of our U.S. restricted subsidiaries (other than certain excluded subsidiaries) and 65% of the voting equity interests in certain of our direct foreign subsidiaries.

        EESLP has the ability to borrow in U.S. dollars or Euros under the new revolving credit facility and to request the issuance of letters of credit in an aggregate amount of up to $500.0 million. Subject to certain conditions, at our request and with the consent of the participating lenders, the total revolving commitments under the new credit facility may be increased from time to time after the Initial Availability Date by an aggregate amount of up to $220.0 million. The term loan facility will be funded in a single borrowing in U.S. dollars on the Initial Availability Date and will be subject to certain customary prepayment events.

        Revolving borrowings under the new credit facility will bear interest at an interest rate equal to, at our option, either the Base Rate or LIBOR (or EURIBOR, in the case of Euro-denominated borrowings) plus the applicable margin. "Base Rate" means the greatest of (a) the prime rate, (b) the federal funds effective rate plus 0.50% and (c) one-month LIBOR plus 1.00%. The applicable margin for revolving borrowings varies (i) in the case of LIBOR loans, from 1.50% to 2.75% and (ii) in the case of Base Rate loans, from 0.50% to 1.75%, and will be determined based on our total leverage ratio pricing grid. Until the term loans are refinanced in full with the proceeds of certain qualifying unsecured debt or equity issuances, the applicable margin for borrowings under the revolving facility will be increased by 1.00% until the first anniversary of the Initial Availability Date and by 1.50% following the first anniversary of the Initial Availability Date. Term loan borrowings under the new credit facility will bear interest at an interest rate equal to, at our option, either (1) the Base Rate, plus 4.75%, or (2) the greater of LIBOR or 1.00%, plus 5.75%.

        In addition, we will be required to pay (i) ticking fees of 0.30% based on the commitment amounts during the period from and after December 1, 2015 until the earlier of the Initial Availability Date and the termination of the commitments and (ii) from and after the Initial Availability Date, revolving commitment fees based on the daily unused amount of the new revolving credit facility in an amount per annum equal to an applicable percentage, which ranges from 0.25% to 0.50% and is determined based on our total leverage ratio pricing grid.

        The credit agreement contains various covenants with which we, EESLP and our respective restricted subsidiaries must comply beginning on the Initial Availability Date, including, but not limited to, limitations on the incurrence of indebtedness, investments, liens on assets, repurchasing equity and making distributions, transactions with affiliates, mergers, consolidations, dispositions of assets and other provisions customary in similar types of agreements. We are required to maintain, on a consolidated basis following the completion of the spin-off, a minimum interest coverage ratio of 2.25:1.00; a maximum total leverage ratio of 3.75:1.00 prior to the completion of a qualified capital raise and 4.50:1.00 thereafter; and, following the completion of a qualified capital raise, a maximum senior secured leverage ratio of 2.75:1.00. On a pro forma basis as of June 30, 2015, we expect that EESLP would have incurred approximately $245.0 million in indebtedness under the term loan facility and $306.8 million in indebtedness under the revolving credit facility in connection with the spin-off, which, after giving effect to such borrowings and approximately $91.4 million of outstanding letters of credit, would have provided us with $281.8 million of available borrowing capacity under the new credit facility. We intend to transfer the net proceeds from the borrowings under the new credit facility to Exterran Holdings to allow it to repay a portion of its indebtedness in connection with the spin-off. Subsequent to June 30, 2015 and prior to the completion of the spin-off, Exterran Holdings expects to incur additional borrowings under its existing credit facility of between $40 million and $50 million to finance expenses related to the completion of the spin-off and related financing transactions, which will increase the amount we borrow under our new credit facility and transfer to Exterran Holdings. Our ability to incur additional borrowings under the new credit facility will be subject to, among other considerations, compliance with the financial covenants specified above and the additional covenants set forth in the credit agreement. The credit agreement also contains various customary representations and warranties and events of default.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a Registration Statement on Form 10 under the Exchange Act relating to the common stock being distributed in the spin-off. This information statement forms a part of that registration statement but does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information relating to us and the shares of our common stock, reference is made to the registration statement, including its exhibits. Statements made in this information statement relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC's Public Reference Room, located at 100 F Street, NE, Washington, D.C. 20549 or on the SEC's website at http://www.sec.gov. You may obtain a copy of the registration statement from the SEC's Public Reference Room upon payment of prescribed fees. Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room.

        We are currently, and following the spin-off will continue to be, subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we file periodic reports and other information with the SEC. Those periodic reports and other information are available for inspection and copying at the SEC's Public Reference Room and the SEC's website at http://www.sec.gov. Following the spin-off, our proxy statements will be available in the same manner.

        We intend to furnish holders of our common stock with annual reports containing financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

        We make available free of charge on our website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. All of these documents are made available free of charge on our website, www.exterran.com and will be provided free of charge to any shareholders requesting a copy by writing to: Exterran Corporation, 4444 Brittmoore Road, Houston, Texas 77041 Attention: Investor Relations. The information on our website is not, and shall not be deemed to be, a part of this information statement or incorporated into any other filings we make with the SEC.

        No person is authorized to give any information or to make any representations with respect to the matters described in this information statement other than those contained in this information statement or in the documents incorporated by reference in this information statement and, if given or made, such information or representation must not be relied upon as having been authorized by us or Exterran Holdings. Neither the delivery of this information statement nor completion of the spin-off shall, under any circumstances, create any implication that there has been no change in our affairs or those of Exterran Holdings since the date of this information statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Exterran Holdings, Inc.
Houston, Texas

        We have audited the accompanying combined balance sheets of the International Services and Global Product Sales Businesses of Exterran Holdings, Inc. and subsidiaries (the "Company"), as of December 31, 2014 and 2013, and the related combined statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the financial statement schedule for each of the three years in the period ended December 31, 2014 listed in the Index on page F-1. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        As described in Note 1, the accompanying combined financial statements have been derived from the consolidated financial statements and accounting records of Exterran Holdings, Inc. The combined financial statements also include expense allocations for certain corporate functions historically provided by Exterran Holdings, Inc. These allocations may not be reflective of the actual expense which would have been incurred had the Company operated as a separate entity apart from Exterran Holdings, Inc.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
March 13, 2015

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF EXTERRAN HOLDINGS, INC.

COMBINED BALANCE SHEETS

(In thousands)

	December 31,
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$39,361	$35,194
Restricted cash	1,490	1,269
Accounts receivable, net of allowance of $2,133 and $7,381, respectively	398,070	352,903
Inventory, net	291,240	283,011
Costs and estimated earnings in excess of billings on uncompleted contracts	120,938	117,175
Current deferred income taxes	48,890	38,112
Other current assets	53,977	54,376
Current assets associated with discontinued operations	468	91

Total current assets	954,434	882,131
Property, plant and equipment, net	954,811	965,196
Intangible and other assets, net	123,578	151,884

Total assets	$2,032,823	$1,999,211

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable, trade	$161,826	$128,435
Accrued liabilities	168,577	204,142
Deferred revenue	64,820	87,079
Billings on uncompleted contracts in excess of costs and estimated earnings	76,277	87,925
Current liabilities associated with discontinued operations	1,338	2,364

Total current liabilities	472,838	509,945
Long-term debt	1,107	1,539
Deferred income taxes	38,180	49,538
Long-term deferred revenue	41,591	31,391
Other long-term liabilities	26,968	32,447
Long-term liabilities associated with discontinued operations	317	447

Total liabilities	581,001	625,307
Commitments and contingencies (Note 16)
Equity:
Parent equity	1,435,046	1,342,480
Accumulated other comprehensive income	16,776	31,424

Total equity	1,451,822	1,373,904

Total liabilities and equity	$2,032,823	$1,999,211

The accompanying notes are an integral part of these combined financial statements.

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF EXTERRAN HOLDINGS, INC.

COMBINED STATEMENTS OF OPERATIONS

(In thousands)

	Years Ended December 31,
	2014	2013	2012
Revenues:
Contract operations	$493,853	$476,016	$463,957
Aftermarket services	162,724	160,672	145,048
Product sales—third parties	1,283,208	1,660,344	1,349,817
Product sales—affiliates	232,969	118,441	109,902

	2,172,754	2,415,473	2,068,724

Costs and expenses:
Cost of sales (excluding depreciation and amortization expense):
Contract operations	185,408	196,944	184,608
Aftermarket services	120,181	120,344	107,858
Product sales	1,270,296	1,514,669	1,291,652
Selling, general and administrative	267,493	264,890	269,812
Depreciation and amortization	173,803	140,029	167,499
Long-lived asset impairment	3,851	11,941	5,197
Restructuring charges	—	—	3,892
Interest expense	1,905	3,551	5,318
Equity in income of non-consolidated affiliates	(14,553)	(19,000)	(51,483)
Other (income) expense, net	7,222	(1,966)	5,638

	2,015,606	2,231,402	1,989,991

Income before income taxes	157,148	184,071	78,733
Provision for income taxes	77,833	97,367	26,226

Income from continuing operations	79,315	86,704	52,507
Income from discontinued operations, net of tax	73,198	66,149	66,843

Net income	$152,513	$152,853	$119,350

The accompanying notes are an integral part of these combined financial statements.

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF EXTERRAN HOLDINGS, INC.

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Years Ended December 31,
	2014	2013	2012
Net income	$152,513	$152,853	$119,350
Other comprehensive income:
Foreign currency translation adjustment	(14,648)	4,531	3,762

Comprehensive income	$137,865	$157,384	$123,112

The accompanying notes are an integral part of these combined financial statements.

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF EXTERRAN HOLDINGS, INC.

COMBINED STATEMENTS OF CHANGES IN EQUITY

(In thousands)

	Parent Equity	Accumulated Other Comprehensive Income	Total Equity
Balance, January 1, 2012	$1,427,697	$23,131	$1,450,828
Net income	119,350		119,350
Net distributions to parent	(166,546)		(166,546)
Foreign currency translation adjustment		3,762	3,762

Balance at December 31, 2012	$1,380,501	$26,893	$1,407,394
Net income	152,853		152,853
Net distributions to parent	(190,874)		(190,874)
Foreign currency translation adjustment		4,531	4,531

Balance at December 31, 2013	$1,342,480	$31,424	$1,373,904
Net income	152,513		152,513
Net distributions to parent	(59,947)		(59,947)
Foreign currency translation adjustment		(14,648)	(14,648)

Balance at December 31, 2014	$1,435,046	$16,776	$1,451,822

The accompanying notes are an integral part of these combined financial statements.

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF EXTERRAN HOLDINGS, INC.

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2014	2013	2012
Cash flows from operating activities:
Net income	$152,513	$152,853	$119,350
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	173,803	140,029	167,499
Long-lived asset impairment	3,851	11,941	5,197
Income from discontinued operations, net of tax	(73,198)	(66,149)	(66,843)
Provision for doubtful accounts	679	2,317	7,642
Gain on sale of property, plant and equipment	(1,834)	(3,398)	(573)
Equity in income of non-consolidated affiliates	(14,553)	(19,000)	(51,483)
Loss on remeasurement of intercompany balances	3,614	4,313	7,406
Loss on sale of businesses	961	—	—
Capital contribution by parent—stock-based compensation expense	5,288	5,330	6,057
Deferred income tax provision	10,106	15,956	(14,744)
Changes in assets and liabilities:
Accounts receivable and notes	(50,641)	(16,981)	(12,901)
Inventory	(11,893)	(24,535)	(33,578)
Costs and estimated earnings versus billings on uncompleted contracts	(17,078)	(36,539)	45,559
Other current assets	(1,285)	23,412	25,906
Accounts payable and other liabilities	(6,949)	9,180	(15,063)
Deferred revenue	(9,913)	(14,322)	7,335
Other	(18,373)	(19,987)	(30,387)

Net cash provided by continuing operations	145,098	164,420	166,379
Net cash provided by discontinued operations	5,844	5,866	2,054

Net cash provided by operating activities	150,942	170,286	168,433

Cash flows from investing activities:
Capital expenditures	(157,854)	(100,195)	(164,790)
Proceeds from sale of property, plant and equipment	12,219	21,264	19,210
Proceeds from sale of businesses	1,516	—	—
Return of investments in non-consolidated affiliates	14,750	19,000	51,707
(Increase) decrease in restricted cash	(221)	14	(162)
Cash invested in non-consolidated affiliates	(197)	—	(224)

Net cash used in continuing operations	(129,787)	(59,917)	(94,259)
Net cash provided by discontinued operations	66,210	74,830	135,959

Net cash provided by (used in) investing activities	(63,577)	14,913	41,700

Cash flows from financing activities:
Net distributions to parent	(79,273)	(182,685)	(196,934)

Net cash used in financing activities	(79,273)	(182,685)	(196,934)

Effect of exchange rate changes on cash and cash equivalents	(3,925)	(1,487)	(486)

Net increase in cash and cash equivalents	4,167	1,027	12,713
Cash and cash equivalents at beginning of period	35,194	34,167	21,454

Cash and cash equivalents at end of period	$39,361	$35,194	$34,167

Supplemental disclosure of cash flow information:
Income taxes paid, net	$63,372	$73,497	$35,920

Interest paid	$1,905	$3,551	$5,318

Supplemental disclosure of non-cash transactions:
Net transfers of property, plant and equipment to (from) parent	$(17,472)	$12,578	$(24,785)

Accrued capital expenditures	$15,426	$6,442	$9,216

The accompanying notes are an integral part of these combined financial statements.

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF EXTERRAN HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

1. Spin-off, Description of Business and Basis of Presentation

Spin-off

        On November 17, 2014, Exterran Holdings, Inc. (along with its subsidiaries "Exterran Holdings" unless the context indicates otherwise) announced that its board of directors had unanimously approved pursuing a plan to separate (the "spin-off") its international contract operations, international aftermarket services (the international contract operations and international aftermarket services businesses combined are referred to as the "international services businesses" and include such activities conducted outside of the United States of America ("U.S.")) and global fabrication business into an independent, publicly traded company ("SpinCo"). We refer to the global fabrication business currently operated by Exterran Holdings as our product sales business. This spin-off is expected to be completed in accordance with a separation and distribution agreement between Exterran Holdings and SpinCo. To effect the spin-off, Exterran Holdings intends to distribute, on a pro rata basis, all of the shares of SpinCo common stock to the Exterran Holdings' stockholders as of the record date for the spin-off. The spin-off is subject to market conditions, the receipt of an opinion of counsel as to the tax treatment of the transaction, completion of a review by the U.S. Securities and Exchange Commission of this Form 10, the execution of separation and intercompany agreements and final approval of the Exterran Holdings' board of directors. The spin-off will not be subject to a shareholder vote. Upon completion of the spin-off, Exterran Holdings and SpinCo will each be independent, publicly traded companies and will have separate public ownership, boards of directors and management.

Description of Business

        SpinCo, together with its subsidiaries ("our", "we" or "us") is a market leader in the provision of compression, production and processing products and services that support the production and transportation of oil and natural gas throughout the world. We provide these products and services to a global customer base consisting of companies engaged in all aspects of the oil and natural gas industry, including large integrated oil and natural gas companies, national oil and natural gas companies, independent oil and natural gas producers and oil and natural gas processors, gatherers and pipeline operators. We operate in three primary business lines: contract operations, aftermarket services and product sales. In our contract operations business line, we own and operate natural gas compression equipment and crude oil and natural gas production and processing equipment on behalf of our customers. In our aftermarket services business line, we provide operations, maintenance, overhaul and reconfiguration services to customers who own their own compression, production, processing, treating and related equipment. In our product sales business line, we fabricate natural gas compression packages and oil and natural gas production and processing equipment for sale to our customers and for use in our contract operations services. In addition, our product sales business line provides engineering, procurement and fabrication services related to the manufacturing of critical process equipment for refinery and petrochemical facilities, the fabrication of tank farms and the fabrication of evaporators and brine heaters for desalination plants. We offer our customers, on either a contract operations basis or a sale basis, the engineering, design, project management, procurement and construction services necessary to incorporate our products into production, processing and compression facilities, which we refer to as Integrated Projects.

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF EXTERRAN HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

1. Spin-off, Description of Business and Basis of Presentation (Continued)

Basis of Presentation

        These combined financial statements were prepared in connection with the expected spin-off and are derived from the accounting records of Exterran Holdings. These statements reflect the combined historical results of operations, financial position and cash flows of Exterran Holdings' international services and global product sales businesses in conformity with accounting principles generally accepted in the U.S. ("GAAP"). These combined financial statements are presented as if such businesses had been combined for all periods presented. All intercompany transactions and accounts within SpinCo have been eliminated. All affiliate transactions between SpinCo and Exterran Holdings have been included in these combined financial statements. See Note 14 for further discussion on transactions with affiliates.

        The combined financial statements include certain assets and liabilities that have historically been held at the Exterran Holdings level but are specifically identifiable or otherwise attributable to us. The assets and liabilities in the combined financial statements have been reflected on a historical cost basis, as immediately prior to the spin-off all of the assets and liabilities of SpinCo are wholly owned by Exterran Holdings. Third party debt, other than debt attributable to capital leases, of Exterran Holdings were not allocated to us for any of the periods presented as we are not the legal obligor of the debt and the Exterran Holdings' borrowings were not directly attributable to our business. The combined statement of operations also includes expense allocations for certain functions historically performed by Exterran Holdings and not allocated to its operating segments, including allocations of expenses related to executive oversight, accounting, treasury, tax, legal, procurement and information technology. See Note 14 for further discussion regarding the allocation of corporate expenses.

        Investments in affiliated entities in which we own more than a 20% interest and do not have a controlling interest are accounted for using the equity method.

2. Significant Accounting Policies

Use of Estimates in the Combined Financial Statements

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenue and expenses, as well as the disclosures of contingent assets and liabilities. Because of the inherent uncertainties in this process, actual future results could differ from those expected at the reporting date. Management believes that the estimates and assumptions used are reasonable.

Cash and Cash Equivalents

        We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash

        Restricted cash as of December 31, 2014 and 2013 consists of cash that contractually is not available for immediate use. Restricted cash is presented separately from cash and cash equivalents in the combined balance sheets and statements of cash flows.

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF EXTERRAN HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

Revenue Recognition

        Contract operations revenue is recognized when earned, which generally occurs monthly when service is provided under our customer contracts. Aftermarket services revenue is recognized as products are delivered and title is transferred or services are performed for the customer.

        Product sales revenue from third-parties is recognized using the percentage-of-completion method when the applicable criteria are met. We estimate percentage-of-completion for compressor and accessory product sales on a direct labor hour to total labor hour basis. We estimate production and processing equipment product sales percentage-of-completion using the direct labor hour to total labor hour basis and the cost to total cost basis. The duration of these projects is typically between three and 24 months. Product sales revenue is recognized using the completed contract method when the applicable criteria of the percentage-of-completion method are not met. Product sales revenue from affiliates is recognized using the completed contract method as the equipment is not guaranteed to be sold to the affiliate until the entities have entered into a bill of sale for such equipment which occurs once the fabrication process has been completed. Product sales revenue from a claim is recognized to the extent that costs related to the claim have been incurred, when collection is probable and can be reliably estimated. We estimate the future costs and gross margin on uncompleted contracts related to our product sales contracts. If we determine that a contract will result in a loss, we record a provision for the entire amount of the estimated loss in the period in which such loss is identified.

Concentrations of Credit Risk

        Financial instruments that potentially subject us to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. We believe that the credit risk in temporary cash investments is limited because our cash is held in accounts with multiple financial institutions. Trade accounts receivable are due from companies of varying size engaged principally in oil and natural gas activities throughout the world. We review the financial condition of customers prior to extending credit and generally do not obtain collateral for trade receivables. Payment terms are on a short-term basis and in accordance with industry practice. We consider this credit risk to be limited due to these companies' financial resources, the nature of products and services we provide and the terms of our contract operations customer service agreements.

        We maintain allowances for doubtful accounts for estimated losses resulting from our customers' inability to make required payments. The determination of the collectability of amounts due from our customers requires us to use estimates and make judgments regarding future events and trends, including monitoring our customers' payment history and current creditworthiness to determine that collectability is reasonably assured, as well as consideration of the overall business climate in which our customers operate. Inherently, these uncertainties require us to make judgments and estimates regarding our customers' ability to pay amounts due to us in order to determine the appropriate amount of valuation allowances required for doubtful accounts. We review the adequacy of our allowance for doubtful accounts quarterly. We determine the allowance needed based on historical write-off experience and by evaluating significant balances aged greater than 90 days individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. During the years ended

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF EXTERRAN HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

December 31, 2014, 2013 and 2012, we recorded bad debt expense of $0.6 million, $2.3 million and $7.6 million, respectively.

Inventory

        Inventory consists of parts used for fabrication or maintenance of natural gas compression equipment and facilities, processing and production equipment and also includes compression units and production equipment that are held for sale. Inventory is stated at the lower of cost or market using the average-cost method. A reserve is recorded against inventory balances for estimated obsolescence based on specific identification and historical experience.

Property, Plant and Equipment

        Property, plant and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives as follows:

Compression equipment, facilities and other fleet assets	3 to 30 years
Buildings	20 to 35 years
Transportation, shop equipment and other	3 to 12 years

        Major improvements that extend the useful life of an asset are capitalized. Repairs and maintenance are expensed as incurred. When property, plant and equipment is sold, retired or otherwise disposed of, the gain or loss is recorded in other (income) expense, net.

Computer software

        Certain costs related to the development or purchase of internal-use software are capitalized and amortized over the estimated useful life of the software, which ranges from three to five years. Costs related to the preliminary project stage and the post-implementation/operation stage of an internal-use computer software development project are expensed as incurred.

Long-Lived Assets

        We review long-lived assets, including property, plant and equipment and identifiable intangibles that are being amortized, for impairment whenever events or changes in circumstances, including the removal of compressor units from our active fleet, indicate that the carrying amount of an asset may not be recoverable. An impairment loss exists when estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. When necessary, an impairment loss is recognized and represents the excess of the asset's carrying value as compared to its estimated fair value and is charged to the period in which the impairment occurred. Identifiable intangibles are amortized over the assets' estimated useful lives.

Deferred Revenue

        Deferred revenue is primarily comprised of billings related to jobs where revenue is recognized on the percentage-of-completion method that have not begun, milestone billings related to jobs where

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF EXTERRAN HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

revenue is recognized on the completed contract method and deferred revenue on contract operations jobs.

Other (Income) Expense, Net

        Other (income) expense, net, is primarily comprised of gains and losses from the remeasurement of our international subsidiaries' net assets exposed to changes in foreign currency rates and on the sale of used assets.

Income Taxes

        Our operations are subject to U.S. federal, state and local and foreign income taxes. In preparing our combined financial statements, we have determined our tax provision on a separate return, stand-alone basis. In the U.S., our operations have been historically included in Exterran Holdings' income tax returns. Differences between Exterran Holdings' U.S. separate income tax returns and cash flows attributable to income taxes for our U.S. operations have been recognized as distributions to, or contributions from, parent within parent equity.

        We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events included in the combined financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the combined financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

        We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

        We record uncertain tax positions in accordance with the accounting standard on income taxes under a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Foreign Currency Translation

        The financial statements of subsidiaries outside the U.S., except those for which we have determined that the U.S. dollar is the functional currency, are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at average monthly rates of

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF EXTERRAN HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

exchange. The resulting gains and losses from the translation of accounts into U.S. dollars are included in accumulated other comprehensive income (loss) in our combined balance sheets. For all subsidiaries, gains and losses from remeasuring foreign currency accounts into the functional currency are included in other (income) expense, net, in our combined statements of operations. We recorded a foreign currency loss of $8.8 million, $3.0 million and $8.2 million during the years ended December 31, 2014, 2013 and 2012, respectively. Included in our foreign currency loss was $3.6 million, $4.3 million and $7.4 million of non-cash losses from foreign currency exchange rate changes recorded on intercompany obligations during the years ended December 31, 2014, 2013 and 2012, respectively.

        Argentina's current regulations restrict foreign exchange, including exchanging Argentine pesos for U.S. dollars in certain cases, and we are unable to freely repatriate cash generated in Argentina to fund our other operations. During 2014, we used Argentine pesos to purchase certain short-term investments in Argentine government issued U.S. dollar denominated bonds. The effective peso to U.S. dollar exchange rate embedded in the purchase price of these bonds resulted in our recognition of a loss during the year ended December 31, 2014 of $6.5 million, which is included in other (income) expense, net, in our combined statements of operations.

Comprehensive Income (Loss)

        Components of comprehensive income are net income and all changes in equity during a period except those resulting from transactions with owners. Our accumulated other comprehensive income consists of foreign currency translation adjustments.

        The following table presents the changes in accumulated other comprehensive income by component, net of tax, during the years ended December 31, 2012, 2013 and 2014 (in thousands):

	Foreign Currency Translation Adjustment
Accumulated other comprehensive income, January 1, 2012	$23,131
Income recognized in other comprehensive income	3,762

Accumulated other comprehensive income, December 31, 2012	26,893
Loss recognized in other comprehensive income	(2,960)
Loss reclassified from accumulated other comprehensive income	7,491	(1)

Accumulated other comprehensive income, December 31, 2013	31,424
Loss recognized in other comprehensive income	(11,871)
Gain reclassified from accumulated other comprehensive income	(2,777	)(2)

Accumulated other comprehensive income, December 31, 2014	$16,776

(1)
During the year ended December 31, 2013, we reclassified losses of $5.1 million and $2.4 million related to foreign currency translation adjustments to income from discontinued operations, net of tax, and long-lived asset impairment, respectively, in our combined statements of operations. These amounts represent cumulative foreign currency

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF EXTERRAN HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

2. Significant Accounting Policies (Continued)

  translation adjustments associated with our contract operations and aftermarket services businesses in Canada ("Canadian Operations") and a United Kingdom entity that previously had been recognized in accumulated other comprehensive income (loss). See Note 3 for further discussion of the sale of our Canadian Operations. Additionally, as discussed in Note 11, we sold the entity that owned our product sales facility in the United Kingdom in July 2013 and, we recognized impairment during the year ended December 31, 2013 based on the net transaction value set forth in our agreement to sell this entity.

(2)
During the year ended December 31, 2014, we reclassified a gain of $2.8 million related to foreign currency translation adjustments to other (income) expense, net, in our combined statements of operations. This amount represents cumulative foreign currency translation adjustments associated with our contract operations and aftermarket services businesses in Australia, which were sold in December 2014, that previously had been recognized in accumulated other comprehensive income (loss).

Financial Instruments

        Our financial instruments consist of cash, restricted cash, receivables and payables. At December 31, 2014 and 2013, the estimated fair values of these financial instruments approximated their carrying amounts as reflected in our combined balance sheets. See Note 10 for additional information regarding the fair value hierarchy.

3. Discontinued Operations

        In May 2009, the Venezuelan government enacted a law that reserves to the State of Venezuela certain assets and services related to hydrocarbon activities, which included substantially all of our assets and services in Venezuela. The law provides that the reserved activities are to be performed by the State, by the State-owned oil company, Petroleos de Venezuela S.A. ("PDVSA"), or its affiliates, or through mixed companies under the control of PDVSA or its affiliates. The law authorizes PDVSA or its affiliates to take possession of the assets and take over control of those operations related to the reserved activities as a step prior to the commencement of an expropriation process, and permits the national executive of Venezuela to decree the total or partial expropriation of shares or assets of companies performing those services.

        In June 2009, PDVSA commenced taking possession of our assets and operations in a number of our locations in Venezuela and by the end of the second quarter of 2009, PDVSA had assumed control over substantially all of our assets and operations in Venezuela. The expropriation of our business in Venezuela meets the criteria established for recognition as discontinued operations under GAAP. Therefore, our Venezuelan contract operations business is reflected as discontinued operations in our combined financial statements.

        In March 2010, our Spanish subsidiary filed a request for the institution of an arbitration proceeding against Venezuela with the International Centre for Settlement of Investment Disputes ("ICSID") related to the seized assets and investments under the agreement between Spain and Venezuela for the Reciprocal Promotion and Protection of Investments and under Venezuelan law. The arbitration hearing occurred in July 2012.

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF EXTERRAN HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

3. Discontinued Operations (Continued)

        In August 2012, our Venezuelan subsidiary sold its previously nationalized assets to PDVSA Gas, S.A. ("PDVSA Gas") for a purchase price of approximately $441.7 million. We received an initial payment of $176.7 million in cash at closing, of which we remitted $50.0 million to repay the amount we collected in January 2010 under the terms of an insurance policy we maintained for the risk of expropriation. We received installment payments, including an annual charge, totaling $72.6 million, $69.3 million and $16.8 million during the years ended December 31, 2014, 2013 and 2012, respectively. The remaining principal amount due to us of approximately $116 million as of December 31, 2014, is payable in quarterly cash installments through the third quarter of 2016. We have not recognized amounts payable to us by PDVSA Gas as a receivable and will therefore recognize quarterly payments received in the future as income from discontinued operations in the periods such payments are received. The proceeds from the sale of the assets are not subject to Venezuelan national taxes due to an exemption allowed under the Venezuelan Reserve Law applicable to expropriation settlements. In addition, and in connection with the sale, we and the Venezuelan government agreed to waive rights to assert certain claims against each other. We therefore recorded a reduction in previously unrecognized tax benefits, resulting in a $15.5 million benefit reflected in income (loss) from discontinued operations, net of tax, in our combined statements of operations during the year ended December 31, 2012.

        In connection with the sale of these assets, we have agreed to suspend the arbitration proceeding previously filed by our Spanish subsidiary against Venezuela pending payment in full by PDVSA Gas of the purchase price for these nationalized assets.

        In June 2012, we committed to a plan to sell our Canadian Operations as part of our continued emphasis on simplification and focus on our core businesses. Our Canadian Operations are reflected as discontinued operations in our combined financial statements. These operations were previously included in our contract operations and aftermarket services business segments. In connection with the planned disposition, we recorded impairment charges totaling $6.4 million and $80.2 million during the years ended December 31, 2013 and 2012, respectively. The impairment charges are reflected in income from discontinued operations, net of tax, in our combined statements of operations.

        In July 2013, we completed the sale of our Canadian Operations to Ironline Compression Holdings LLC, an affiliate of Staple Street Capital L.L.C. We received the following consideration for the sale of the Canadian Operations (specified in either U.S. dollars ("$") or Canadian dollars ("CDN$")): (i) cash proceeds of $12.3 million, net of transaction expenses, (ii) a note receivable of CDN$8.1 million, (iii) contingent consideration of CDN$5.0 million based upon the Canadian Operations reaching a specified performance threshold prior to December 31, 2016 and (iv) a potential tax refund related to the Canadian Operations of CDN$1.6 million if such amounts are received by the Canadian Operations.

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF EXTERRAN HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

3. Discontinued Operations (Continued)

        The following table summarizes the operating results of discontinued operations (in thousands):

	Years Ended December 31,
	2014	2013			2012
	Venezuela	Venezuela	Canada	Total	Venezuela	Canada	Total
Revenue	$—	$—	$24,458	$24,458	$—	$50,557	$50,557
Expenses and selling, general and administrative	479	883	21,810	22,693	1,275	50,521	51,796
Loss (recovery) attributable to expropriation and impairments	(66,040)	(66,344)	6,376	(59,968)	(136,947)	80,159	(56,788)
Other income, net	(7,637)	(4,552)	(30)	(4,582)	(219)	(130)	(349)
Provision for (benefit from) income taxes	—	—	166	166	(13,509)	2,564	(10,945)

Income (loss) from discontinued operations, net of tax	$73,198	$70,013	$(3,864)	$66,149	$149,400	$(82,557)	$66,843

        The following table summarizes the balance sheet data for discontinued operations (in thousands):

	December 31,
	2014	2013
Cash	$431	$74
Accounts receivable	2	1
Other current assets	35	16

Total current assets associated with discontinued operations	468	91

Total assets associated with discontinued operations	$468	$91

Accounts payable	$214	$366
Accrued liabilities	1,124	1,998

Total current liabilities associated with discontinued operations	1,338	2,364
Other long-term liabilities	317	447

Total liabilities associated with discontinued operations	$1,655	$2,811

4. Inventory, net

        Inventory, net of reserves, consisted of the following amounts (in thousands):

	December 31,
	2014	2013
Parts and supplies	$148,724	$121,479
Work in progress	108,814	120,884
Finished goods	33,702	40,648

Inventory, net	$291,240	$283,011

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF EXTERRAN HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

4. Inventory, net (Continued)

        During the years ended December 31, 2014, 2013 and 2012, we recorded $3.2 million, $0.6 million and $0.6 million, respectively, in inventory write-downs and reserves for inventory which was obsolete, excess or carried at a price above market value. As of December 31, 2014 and 2013, we had inventory reserves of $8.7 million and $8.2 million, respectively.

5. Product Sales Contracts

        Costs, estimated earnings and billings on uncompleted contracts that are recognized using the percentage-of-completion method consisted of the following (in thousands):

	December 31,
	2014	2013
Costs incurred on uncompleted contracts	$811,977	$713,889
Estimated earnings	134,569	109,494

	946,546	823,383
Less—billings to date	(901,885)	(794,133)

	$44,661	$29,250

        Costs, estimated earnings and billings on uncompleted contracts are presented in the accompanying combined financial statements as follows (in thousands):

	December 31,
	2014	2013
Costs and estimated earnings in excess of billings on uncompleted contracts	$120,938	$117,175
Billings on uncompleted contracts in excess of costs and estimated earnings	(76,277)	(87,925)

	$44,661	$29,250

6. Property, Plant and Equipment, net

        Property, plant and equipment, net, consisted of the following (in thousands):

	December 31,
	2014	2013
Compression equipment, facilities and other fleet assets	$1,514,982	$1,512,186
Land and buildings	154,866	151,627
Transportation and shop equipment	194,032	191,609
Other	112,732	104,972

	1,976,612	1,960,394
Accumulated depreciation	(1,021,801)	(995,198)

Property, plant and equipment, net	$954,811	$965,196

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF EXTERRAN HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

6. Property, Plant and Equipment, net (Continued)

        Depreciation expense was $167.3 million, $131.7 million and $156.5 million during the years ended December 31, 2014, 2013 and 2012, respectively. Assets under construction of $70.7 million and $50.8 million were primarily included in compression equipment, facilities and other fleet assets at December 31, 2014 and 2013, respectively.

7. Intangible and Other Assets, net

        Intangible and other assets, net, consisted of the following (in thousands):

	December 31,
	2014	2013
Intangible assets, net	$23,788	$29,844
Deferred taxes	57,899	79,143
Recoverable foreign social security tax	19,372	21,294
Other	22,519	21,603

Intangibles and other assets, net	$123,578	$151,884

        Intangible assets consisted of the following (in thousands):

	December 31, 2014		December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Marketing related (20 year life)	$2,638	$(1,747)	$2,691	$(1,677)
Customer related (17 - 20 year life)	81,088	(59,918)	82,325	(56,665)
Technology based (20 year life)	3,843	(3,480)	4,149	(3,604)
Contract based (2 - 11 year life)	44,983	(43,619)	45,471	(42,846)

Intangible assets	$132,552	$(108,764)	$134,636	$(104,792)

        Amortization of intangible assets totaled $6.5 million, $8.3 million and $11.0 million during the years ended December 31, 2014, 2013 and 2012, respectively.

        Estimated future intangible amortization expense is as follows (in thousands):

2015	$5,200
2016	4,250
2017	3,149
2018	2,572
2019	2,119
Thereafter	6,498

Total	$23,788

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF EXTERRAN HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

8. Investments in Non-Consolidated Affiliates

        Investments in affiliates that are not controlled by us where we have the ability to exercise significant influence over the operations are accounted for using the equity method.

        We own a 30.0% interest in WilPro Energy Services (PIGAP II) Limited and 33.3% interest in WilPro Energy Services (El Furrial) Limited which are joint ventures that provided natural gas compression and injection services in Venezuela. In May 2009, PDVSA assumed control over the assets of our Venezuelan joint ventures and transitioned the operations, including the hiring of their employees, to PDVSA. In March 2011, our Venezuelan joint ventures, together with the Netherlands' parent company of our joint venture partners, filed a request for the institution of an arbitration proceeding against Venezuela with ICSID related to the seized assets and investments.

        In March 2012, our Venezuelan joint ventures sold their assets to PDVSA Gas. We received an initial payment of $37.6 million in March 2012, and received installment payments, including an annual charge, totaling $14.7 million, $19.0 million and $14.1 million during the years ended December 31, 2014, 2013 and 2012, respectively. The remaining principal amount due to us of approximately $26 million as of December 31, 2014, is payable in quarterly cash installments through the first quarter of 2016. In January 2015, we received an installment payment, including an annual charge, of $5.0 million that was due to us in December 2014. We have not recognized amounts payable to us by PDVSA Gas as a receivable and will therefore recognize quarterly payments received in the future as equity in (income) loss of non-consolidated affiliates in our combined statements of operations in the periods such payments are received. In connection with the sale of our Venezuelan joint ventures' assets, the joint ventures and our joint venture partners have agreed to suspend their previously filed arbitration proceeding against Venezuela pending payment in full by PDVSA Gas of the purchase price for the assets.

9. Accrued Liabilities

        Accrued liabilities consisted of the following (in thousands):

	December 31,
	2014	2013
Accrued salaries and other benefits	$75,635	$69,176
Accrued income and other taxes	47,406	63,144
Accrued warranty expense	11,203	4,644
Deferred income taxes	635	1,377
Accrued start-up and commissioning expenses	3,630	8,445
Accrued other liabilities	30,068	57,356

Accrued liabilities	$168,577	$204,142

        During 2014, we accrued $7.0 million of warranty expense on one project for a single customer. Our warranty expense was $10.5 million, $4.9 million and $4.8 million during the years ended December 31, 2014, 2013 and 2012, respectively.

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF EXTERRAN HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

10. Fair Value Measurements

        The accounting standard for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three broad categories.

  •
  Level 1—Quoted unadjusted prices for identical instruments in active markets to which we have access at the date of measurement.

  •
  Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists or prices vary substantially over time or among brokered market makers.

  •
  Level 3—Model derived valuations in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are those inputs that reflect our own assumptions regarding how market participants would price the asset or liability based on the best available information.

        The following table presents our assets and liabilities measured at fair value on a nonrecurring basis during the years ended December 31, 2014 and 2013, with pricing levels as of the date of valuation (in thousands):

	Year Ended December 31, 2014			Year Ended December 31, 2013
	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
Impaired long-lived assets	$—	$—	$—	$—	$—	$—
Impaired long-lived assets—Discontinued operations	—	—	—	—	—	—
Long-term receivable from the sale of our Canadian Operations	—	—	—	—	—	7,300

        Our estimate of the impaired long-lived assets' fair value was primarily based on the estimated component value of the equipment we plan to use and expected net sale proceeds. Impaired long-lived assets include our estimate of the fair value of the impaired assets of the entity that owned our product sales facility in the United Kingdom, which was based on the net transaction value set forth in our July 2013 agreement to sell this entity. Our estimate of the fair value of the impaired assets that are classified as discontinued operations was based on our expected proceeds, net of selling costs. Our estimate of the fair value of the long-term receivable from the sale of our Canadian Operations, which included a note receivable and contingent consideration, was discounted based on a settlement period of 5.5 years, a discount rate of 13% and a probability weighted factor of the achievement of the specified performance threshold.

11. Long-Lived Asset Impairment

        During the year ended December 31, 2014, we evaluated the future deployment of our idle fleet and determined to retire approximately 20 idle compressor units, representing approximately 18,000 horsepower, previously used to provide services in our contract operations segment. As a result, we performed an impairment review and recorded a $2.8 million asset impairment to reduce the book

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF EXTERRAN HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

11. Long-Lived Asset Impairment (Continued)

value of each unit to its estimated fair value. The fair value of each unit was estimated based on the estimated component value of the equipment we plan to use.

        In connection with our fleet review during 2014, we evaluated for impairment idle units that had been culled from our fleet in prior years and were available for sale. Based upon that review, we reduced the expected proceeds from disposition for certain of the remaining units. This resulted in an additional impairment of $1.1 million to reduce the book value of each unit to its estimated fair value.

        In July 2013, as part of our continued emphasis on simplification and focus on our core business, we sold the entity that owned our product sales facility in the United Kingdom. As a result, we recorded impairment charges of $11.9 million during the year ended December 31, 2013.

        During the year ended December 31, 2012, as part of our continued emphasis on simplification and focus on our core businesses, we committed to a plan to dispose of certain offshore assets located in Trinidad. As a result, we performed an impairment review and recorded a $3.2 million asset impairment to reduce the book value of these assets to their estimated fair value. The fair value was estimated based on the expected net sale proceeds.

        In 2012, we committed to a plan to sell the entity that owned our product sales facility in the United Kingdom. As a result, we recorded impairment charges of $1.5 million during the year ended December 31, 2012.

        During the year ended December 31, 2012, we evaluated other long-lived assets for impairment and recorded long-lived asset impairments of $0.5 million on these assets.

12. Restructuring Charges

        In November 2011, we announced a workforce cost reduction program across all of our business segments as a first step in a broader overall profit improvement initiative. These actions were the result of a review of our cost structure aimed at identifying ways to reduce our ongoing operating costs and adjust the size of our workforce to be consistent with then current and expected activity levels. A significant portion of the workforce cost reduction program was completed in 2011, with the remainder completed in 2012.

        During the year ended December 31, 2012, we incurred $3.9 million of restructuring charges primarily related to termination benefits and consulting services. These charges are reflected as restructuring charges in our combined statements of operations.

13. Income Taxes

        The components of income before income taxes were as follows (in thousands):

	Years Ended December 31,
	2014	2013	2012
United States	$84,549	$134,946	$48,701
Foreign	72,599	49,125	30,032

Income before income taxes	$157,148	$184,071	$78,733

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

13. Income Taxes (Continued)

        The provision for income taxes consisted of the following (in thousands):

	Years Ended December 31,
	2014	2013	2012
Current tax provision:
U.S. federal	$6,128	$20,511	$4,051
State	2,136	4,169	1,227
Foreign	56,029	55,790	35,238

Total current	64,293	80,470	40,516

Deferred tax provision (benefit):
U.S. federal	12,503	10,045	2,772
State	(753)	(865)	(82)
Foreign	1,790	7,717	(16,980)

Total deferred	13,540	16,897	(14,290)

Provision for income taxes	$77,833	$97,367	$26,226

        The provision for income taxes for 2014, 2013 and 2012 resulted in effective tax rates on continuing operations of 49.5%, 52.9% and 33.3%, respectively. The reasons for the differences between these effective tax rates and the U.S. statutory rate of 35% are as follows (in thousands):

	Years Ended December 31,
	2014	2013	2012
Income taxes at U.S. federal statutory rate of 35%	$55,002	$64,425	$27,557
Net state income taxes	976	2,145	745
Foreign taxes	31,289	28,470	14,638
Foreign tax credits	(10,942)	(16,355)	(9,925)
Unrecognized tax benefits	403	2,473	(1,885)
Valuation allowances	7,884	22,795	14,649
Proceeds from sale of joint venture assets	(5,162)	(6,650)	(18,019)
Other	(1,617)	64	(1,534)

Provision for income taxes	$77,833	$97,367	$26,226

        Deferred income tax balances are the direct effect of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities at the enacted tax rates expected

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

13. Income Taxes (Continued)

to be in effect when the taxes are actually paid or recovered. The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities are as follows (in thousands):

	December 31,
	2014	2013
Deferred tax assets:
Net operating loss carryforwards	$104,733	$102,632
Inventory	2,105	4,240
Accrued liabilities	8,330	4,150
Foreign tax credit carryforwards	62,940	79,228
Deferred revenue	19,370	18,510
Stock-based compensation expense	14,290	10,070
Other	16,387	15,775

Subtotal	228,155	234,605
Valuation allowances	(105,139)	(101,785)

Total deferred tax assets	123,016	132,820

Deferred tax liabilities:
Property, plant and equipment	(55,042)	(66,480)

Total deferred tax liabilities	(55,042)	(66,480)

Net deferred tax assets	$67,974	$66,340

        Tax balances are presented in the accompanying combined balance sheets as follows (in thousands):

	December 31,
	2014	2013
Current deferred income tax assets	$48,890	$38,112
Intangibles and other assets	57,899	79,143
Accrued liabilities	(635)	(1,377)
Deferred income tax liabilities	(38,180)	(49,538)

Net deferred tax assets	$67,974	$66,340

        At December 31, 2014, we had approximately $360.0 million of net operating loss carryforwards in certain foreign jurisdictions (excluding discontinued operations), approximately $205.4 million of which has no expiration date, $44.1 million of which is subject to expiration from 2015 to 2019, and the remainder of which expires in future years through 2034. Foreign tax credit carryforwards of $62.9 million are available to offset future payments of U.S. federal income tax. The foreign tax credits will expire in varying amounts beginning in 2017.

        Pursuant to Section 383 of the Internal Revenue Code of 1986, as amended, utilization of credit carryforwards, such as foreign tax credits, will be subject to annual limitations due to the ownership changes of both Hanover Compressor Company ("Hanover") and Universal Compression Holdings, Inc. ("Universal"). In general, an ownership change, as defined by Section 382, results from

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

13. Income Taxes (Continued)

transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period. The merger of Hanover and Universal to form Exterran Holdings resulted in such an ownership change for both Hanover and Universal. Our ability to utilize credit carryforwards against future U.S. federal income tax may be limited. The limitations may cause us to pay U.S. federal income taxes earlier; however, we do not currently expect that any credit carryforwards will expire as a result of these limitations.

        On September 13, 2013, the U.S. Treasury Department and the IRS issued final regulations that address costs incurred in acquiring, producing, or improving tangible property (the "tangible property regulations"). The tangible property regulations are generally effective for tax years beginning on or after January 1, 2014. The tangible property regulations require us to make tax accounting method changes or file election statements with our U.S. federal tax return for our tax year beginning on January 1, 2014; however, these new requirements did not have a material impact on our combined financial statements.

        We record valuation allowances when it is more likely than not that some portion or all of our deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character and in the appropriate taxing jurisdictions in the future. If we do not meet our expectations with respect to taxable income, we may not realize the full benefit from our deferred tax assets which would require us to record a valuation allowance in our tax provision in future years.

        In the fourth quarter of 2013, a $9.0 million valuation allowance was recorded against the deferred tax asset for Italy net operating loss carryforwards. Although the net operating losses have an unlimited carryforward period, cumulative losses in recent years and losses expected in the near term result in it no longer being more likely than not that we will realize the deferred tax asset in the foreseeable future. Due to annual limitations on the utilization of Italy net operating loss carryforwards, we would need to generate more than $40.0 million of taxable income in Italy to fully realize the deferred tax asset.

        We have not provided U.S. federal income taxes on indefinitely (or permanently) reinvested cumulative earnings of approximately $705.4 million generated by our non-U.S. subsidiaries. Such earnings are from ongoing operations which will be used to fund international growth. We have not recorded a deferred tax liability related to these unremitted foreign earnings as it is not practicable to estimate the amount of unrecognized deferred tax liabilities. In the event of a distribution of those earnings to the U.S. in the form of dividends, we may be subject to both foreign withholding taxes and U.S. federal income taxes net of allowable foreign tax credits.

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF EXTERRAN HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

13. Income Taxes (Continued)

        A reconciliation of the beginning and ending amount of unrecognized tax benefits (including discontinued operations) is shown below (in thousands):

	Years Ended December 31,
	2014	2013	2012
Beginning balance	$9,033	$7,736	$14,604
Additions based on tax positions related to prior years	—	1,710	148
Reductions based on settlement with government authority	—	—	(5,753)
Reductions based on lapse of statute of limitations	(215)	(97)	(1,263)
Reductions based on tax positions related to prior years	(462)	(316)	—

Ending balance	$8,356	$9,033	$7,736

        We had $8.4 million, $9.0 million and $7.7 million of unrecognized tax benefits at December 31, 2014, 2013 and 2012, respectively, which if recognized, would affect the effective tax rate (except for amounts that would be reflected in income (loss) from discontinued operations, net of tax). We also have recorded $3.2 million, $3.3 million and $2.4 million of potential interest expense and penalties related to unrecognized tax benefits associated with uncertain tax positions (including discontinued operations) as of December 31, 2014, 2013 and 2012, respectively. To the extent interest and penalties are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as reductions in income tax expense.

        Our subsidiaries file separate income tax returns in numerous foreign jurisdictions. In the U.S., our operations have been historically included in Exterran Holdings' consolidated and separate income tax returns in the U.S. federal jurisdiction and in numerous state jurisdictions. We are subject to U.S. federal income tax examinations for tax years beginning from 1997 onward and, early in the second quarter of 2011, the Internal Revenue Service ("IRS") commenced an examination of Exterran Holdings' U.S. federal income tax returns for the tax years 2006, 2008 and 2009. In October 2012, the IRS completed its examination and issued Revenue Agent's Reports ("RARs") that reflected an aggregate over-assessment of $0.9 million. All of the adjustments proposed in the RARs were agreed, except for the disallowance of Exterran Holdings' telephone excise tax refund ("TETR") claims of $0.5 million related to the 2006 tax year, for which Exterran Holdings filed protests with the Appeals Division of the IRS. Exterran Holdings settled with the IRS Appeals Division in December 2013 for more than 90% of the TETR claims and received refunds in the first quarter of 2014. The $0.9 million over-assessment was approved for refund by the Joint Committee on Taxation and was received in the third quarter of 2014. We do not expect any tax adjustments from later tax years that would have a material impact on our financial position or results of operations.

        State income tax returns are generally subject to examination for a period of three to five years after filing the returns. However, the state impact of any U.S. federal audit adjustments and amendments remains subject to examination by various states for up to one year after formal notification to the states. As of December 31, 2014, we did not have any state audits underway that would have a material impact on our financial position or results of operations.

        We are subject to examination by taxing authorities throughout the world, including major foreign jurisdictions such as Argentina, Brazil, Italy and Mexico. With few exceptions, we and our subsidiaries

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

13. Income Taxes (Continued)

are no longer subject to foreign income tax examinations for tax years before 2005. Several foreign audits are currently in progress and we do not expect any tax adjustments that would have a material impact on our financial position or results of operations.

        We believe it is reasonably possible that a decrease of up to $0.1 million in unrecognized tax benefits may be necessary on or before December 31, 2015 due to the settlement of audits and the expiration of statutes of limitations. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of these matters may result in liabilities which could materially differ from these estimates.

14. Related Party Transactions and Parent Equity

Transactions with Affiliates

        All intercompany transactions and accounts within SpinCo have been eliminated. All affiliate transactions between SpinCo and Exterran Holdings have been included in these combined financial statements. Sales of newly-fabricated compression equipment from the product sales business of Exterran Holdings, owned by Exterran Energy Solutions, L.P. ("EESLP"), to Exterran Partners, L.P. ("Exterran Partners") are used in the U.S. services business of Exterran Holdings and are made pursuant to an omnibus agreement between the parties and other affiliates of both entities. Per the omnibus agreement, revenue is determined by the cost to fabricate such equipment plus a fixed margin. During the years ended December 31, 2014, 2013 and 2012, we recorded revenue of $233.0 million, $118.4 million and $109.9 million, respectively, and cost of sales of $212.2 million, $106.6 million and $98.9 million, respectively, from the sale of newly-fabricated compression equipment to Exterran Partners.

        Prior to the spin-off closing, EESLP also has a fleet of compression units that it uses to provide compression services in the U.S. services business of Exterran Holdings. Revenue has not been recognized in the combined statements of operations for the sale of compressor units by us that are used by EESLP to provide compression services to customers of the U.S. services business of Exterran Holdings. The cost of these units are treated as a reduction of parent equity in the combined balance sheets and a distribution to parent in the combined statements of cash flows and totaled $59.1 million, $55.2 million and $9.3 million during the years ended December 31, 2014, 2013 and 2012, respectively.

Allocation of Expenses

        The combined statement of operations also includes expense allocations for certain functions performed by Exterran Holdings which have not been historically allocated to its operating segments, including allocations of expenses related to executive oversight, accounting, treasury, tax, legal, procurement and information technology. Included in our selling, general and administrative expense during the years ended December 31, 2014, 2013 and 2012 were $68.3 million, $62.6 million and $63.3 million, respectively, of corporate expenses incurred by Exterran Holdings. These costs were allocated to us systematically based on specific department function and revenue. Management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocating expenses from Exterran Holdings, are reasonable. Nevertheless, the combined financial statements may not include all of the actual expenses that would have been incurred had we been a standalone public company during the periods presented and may not reflect our combined results of

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF EXTERRAN HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

14. Related Party Transactions and Parent Equity (Continued)

operations, financial position and cash flows had we been a stand-alone public company during the periods presented. Actual costs that would have been incurred if we had been a stand-alone public company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

Cash Management

        EESLP provides centralized treasury functions for Exterran Holdings' U.S. operations, whereby EESLP regularly transfers cash both to and from U.S. subsidiaries of Exterran Holdings, as necessary. In conjunction therewith, the intercompany transactions between our U.S. subsidiaries and the other U.S. subsidiaries of Exterran Holdings have been considered to be effectively settled in cash in these combined financial statements. Intercompany receivables/payables from/to related parties arising from transactions with affiliates and expenses allocated from Exterran Holdings described above have been included in net distributions to parent in the combined financial statements.

Net Distributions to Parent

        Parent equity, which includes retained earnings, represents Exterran Holdings' interest in our recorded net assets. All transactions between us and Exterran Holdings have been identified in the accompanying combined statements of changes in equity as net distributions to parent. A reconciliation of net distributions to parent in the combined statements of changes in equity to the corresponding amount presented on the combined statements of cash flows for all periods presented is as follows (in thousands):

	Years Ended December 31,
	2014	2013	2012
Net distributions to parent per combined statements of changes in equity	$(59,947)	$(190,874)	$(166,546)
Capital contribution by parent—stock-based compensation expense	(5,288)	(5,330)	(6,057)
Capital contribution by parent—stock-based compensation excess tax benefit	3,434	941	454
Net transfers of property, plant and equipment to (from) parent	(17,472)	12,578	(24,785)

Net distributions to parent per combined statements of cash flows	$(79,273)	$(182,685)	$(196,934)

15. Stock-Based Compensation and Awards

        Exterran Holdings maintains stock-based compensation plans described below. The below disclosures only relate to stock-based compensation provided to employees that are directly involved in our operations. The below disclosure excludes stock-based compensation awards made to employees that are indirectly involved in our operations but whose costs have been allocated to us.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

15. Stock-Based Compensation and Awards (Continued)

        The following table presents the stock-based compensation expense included in our results of operations for employees directly involved in our operations (in thousands):

	Years Ended December 31,
	2014	2013	2012
Stock options	$496	$506	$876
Restricted stock, restricted stock units, performance units, cash settled restricted stock units, cash settled performance units and phantom units	7,922	7,609	6,756

Total stock-based compensation expense	$8,418	$8,115	$7,632

Stock Incentive Plan

        In April 2013, Exterran Holdings adopted the Exterran Holdings, Inc. 2013 Stock Incentive Plan (the "2013 Plan") to provide for the granting of stock options, restricted stock, restricted stock units, stock appreciation rights, performance units, other stock-based awards and dividend equivalent rights to employees, directors and consultants of Exterran Holdings. Upon effectiveness of the 2013 Plan, no additional grants may be made under the Exterran Holdings, Inc. 2007 Amended and Restated Stock Incentive Plan (the "2007 Plan") and the Exterran Holdings, Inc. 2011 Employment Inducement Long-Term Equity Plan (the "Employment Inducement Plan"). Previous grants made under the 2007 Plan and the Employment Inducement Plan will continue to be governed by their respective plans.

Stock Options

        Stock options are granted at fair market value at the grant date, are exercisable according to the vesting schedule established by the compensation committee of Exterran Holdings' board of directors in its sole discretion and expire no later than seven years after the grant date. Stock options generally vest one-third per year on each of the first three anniversaries of the grant date.

        The weighted average grant date fair value for stock options granted to employees directly involved in our operations during the years ended December 31, 2014, 2013 and 2012 was $14.47, $10.19 and $5.74, respectively, and was estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	Years Ended December 31,
	2014	2013	2012
Expected life in years	4.5	4.5	4.5
Risk-free interest rate	1.33%	0.66%	0.78%
Volatility	46.51%	49.19%	47.96%
Dividend yield	1.5%	0.0%	0.0%

        The risk-free interest rate is based on the U.S. Treasury yield curve in effect on the grant date for a period commensurate with the estimated expected life of the stock options. Expected volatility is based on the historical volatility of Exterran Holdings stock over the period commensurate with the expected life of the stock options and other factors. The dividend yield is based on the Exterran

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

15. Stock-Based Compensation and Awards (Continued)

Holdings' annualized dividend rate in effect during the quarter in which the grant was made. At the time of the stock option grants during each of the years ended December 31, 2013 and 2012, Exterran Holdings had not historically paid any dividends and did not expect to pay any dividends during the expected life of the stock options.

        The following table presents stock option activity with employees directly involved in our operations during the year ended December 31, 2014:

	Stock Options (in thousands)	Weighted Average Exercise Price Per Share	Weighted Average Remaining Life (in years)	Aggregate Intrinsic Value (in thousands)
Options outstanding, January 1, 2014	384	$28.38
Granted	31	41.18
Exercised	(76)	20.45
Cancelled	(11)	72.22

Options outstanding, December 31, 2014	328	29.96	3.3	$2,907

Options exercisable, December 31, 2014	177	20.28	3.2	2,179

        Intrinsic value is the difference between the market value of Exterran Holdings stock and the exercise price of each stock option multiplied by the number of stock options outstanding for those stock options where the market value exceeds their exercise price. The total intrinsic value of stock options exercised by employees directly involved in our operations during 2014 was $1.5 million. As of December 31, 2014, we expect $0.5 million of unrecognized compensation cost related to unvested stock options issued to employees directly involved in our operations to be recognized over the weighted-average period of 1.7 years.

Restricted Stock, Restricted Stock Units, Performance Units, Cash Settled Restricted Stock Units and Cash Settled Performance Units

        For grants of restricted stock, restricted stock units and performance units, we recognize compensation expense over the vesting period equal to the fair value of our common stock at the grant date. We remeasure the fair value of cash settled restricted stock units and cash settled performance units and record a cumulative adjustment of the expense previously recognized. Our obligation related to the cash settled restricted stock units and cash settled performance units is reflected as a liability in our combined balance sheets. Grants of restricted stock, restricted stock units, performance units, cash settled restricted stock units and cash settled performance units generally vest one-third per year on each of the first three anniversaries of the grant date.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

15. Stock-Based Compensation and Awards (Continued)

        The following table presents restricted stock, restricted stock unit, performance unit, cash settled restricted stock unit and cash settled performance unit activity with employees directly involved in our operations during the year ended December 31, 2014:

	Shares (in thousands)	Weighted Average Grant-Date Fair Value Per Share
Non-vested awards, January 1, 2014	603	$18.97
Granted	149	41.18
Vested	(310)	18.32
Cancelled	(53)	24.46

Non-vested awards, December 31, 2014(1)	389	27.25

(1)
Non-vested awards as of December 31, 2014 are comprised of 78,000 cash settled restricted stock units and cash settled performance units and 311,000 restricted shares, restricted stock units and performance units.

        As of December 31, 2014, we expect $6.4 million of unrecognized compensation cost related to unvested restricted stock, restricted stock units, performance units, cash settled restricted stock units and cash settled performance units issued to employees directly involved in our operations to be recognized over the weighted-average period of 1.7 years.

16. Commitments and Contingencies

        Rent expense for 2014, 2013 and 2012 was approximately $15.5 million, $14.9 million and $12.7 million, respectively. Commitments for future minimum rental payments with terms in excess of one year at December 31, 2014 are as follows (in thousands):

December 31, 2014
2015	$8,402
2016	5,907
2017	5,086
2018	3,027
2019	1,750
Thereafter	15,305

Total	$39,477

Guarantees

        Borrowings under Exterran Holdings' $900.0 million senior secured revolving credit facility due in July 2016 (the "Exterran Holdings Credit Facility") are guaranteed by certain of our and Exterran Holdings' domestic subsidiaries. Our guarantees of borrowings under the Exterran Holdings Credit

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

16. Commitments and Contingencies (Continued)

Facility are secured by substantially all of the personal property assets and certain real property assets of our Significant Domestic Subsidiaries (as defined in the credit agreement) and 65% of the equity interests in certain of our first-tier foreign subsidiaries. As of December 31, 2014, Exterran Holdings had $375.5 million in outstanding borrowings under the Exterran Holdings Credit Facility.

        All of our existing subsidiaries that guarantee indebtedness under the Exterran Holdings Credit Facility also guarantee the Exterran Holdings' $350.0 million aggregate principal amount of 7.25% senior notes due December 2018 (the "Exterran Holdings 7.25% Notes"). Our guarantees of the Exterran Holdings 7.25% Notes are on a senior unsecured basis, rank equally in right of payment with all of Exterran Holdings' other senior obligations and are effectively subordinated to all of Exterran Holdings' existing and future secured debt to the extent of the value of the collateral securing such indebtedness. As of December 31, 2014, Exterran Holdings had $350.0 million in outstanding borrowings under the Exterran Holdings 7.25% Notes. We are liable in the event Exterran Holdings defaults in its payment obligations or fails to comply with the covenants under the debt agreements or upon the occurrence of specified events contained in the credit agreement, including the event of bankruptcy or insolvency of Exterran Holdings. As of December 31, 2014 and 2013, no liabilities relating to such guarantees have been reflected in our combined balance sheets. We expect to be released from our obligations under such guarantees prior to or at the completion of the spin-off.

        In addition to our guarantees of indebtedness held by Exterran Holdings, we have issued the following guarantees that are not recorded on our accompanying combined balance sheets (dollars in thousands):

	Term	Maximum Potential Undiscounted Payments as of December 31, 2014
Performance guarantees through letters of credit(1)	2015 - 2019	$142,785
Standby letters of credit	2015	10,156
Commercial letters of credit	2015	9,192
Bid bonds and performance bonds(1)	2015 - 2023	85,439

Maximum potential undiscounted payments(2)		$247,572

(1)
We have issued guarantees to third parties to ensure performance of our obligations, some of which may be fulfilled by third parties.

(2)
$91.2 million of the maximum potential undiscounted payments relate to letters of credit outstanding that were issued by us under the Exterran Holdings Credit Facility.

        As part of an acquisition in 2001, we may be required to make contingent payments of up to $46 million to the seller, depending on our realization of certain U.S. federal tax benefits through the year 2015. To date, we have not realized any such benefits that would require a payment and we do not anticipate realizing any such benefits that would require a payment before the year 2016.

        See Note 3 and Note 8 for a discussion of our gain contingencies related to assets that were expropriated in Venezuela.

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

16. Commitments and Contingencies (Continued)

        In addition to U.S. federal, state, local and foreign income taxes, we are subject to a number of taxes that are not income-based. As many of these taxes are subject to audit by the taxing authorities, it is possible that an audit could result in additional taxes due. We accrue for such additional taxes when we determine that it is probable that we have incurred a liability and we can reasonably estimate the amount of the liability. As of December 31, 2014 and December 31, 2013, we had accrued $1.4 million and $0.1 million, respectively, for the outcomes of non-income based tax audits. We do not expect that the ultimate resolutions of these audits will result in a material variance from the amounts accrued. We do not accrue for unasserted claims for tax audits unless we believe the assertion of a claim is probable, it is probable that it will be determined that the claim is owed and we can reasonably estimate the claim or range of the claim. We do not have any unasserted claims from non-income based tax audits that we have determined are probable of assertion. We also believe the likelihood is remote that the impact of potential unasserted claims from non-income based tax audits could be material to our combined financial position, but it is possible that the resolution of future audits could be material to our results of operations or cash flows for the period in which the resolution occurs.

        Our business can be hazardous, involving unforeseen circumstances such as uncontrollable flows of natural gas or well fluids and fires or explosions. As is customary in our industry, we review our safety equipment and procedures and carry insurance against some, but not all, risks of our business. Our insurance coverage includes property damage, general liability and commercial automobile liability and other coverage we believe is appropriate. In addition, we have a minimal amount of insurance on our offshore assets. We believe that our insurance coverage is customary for the industry and adequate for our business; however, losses and liabilities not covered by insurance would increase our costs.

        Additionally, we are substantially self-insured for workers' compensation and employee group health claims in view of the relatively high per-incident deductibles we absorb under our insurance arrangements for these risks. Losses up to the deductible amounts are estimated and accrued based upon known facts, historical trends and industry averages.

Litigation and Claims

        In the ordinary course of business, we are also involved in various pending or threatened legal actions. While management is unable to predict the ultimate outcome of these actions, it believes that any ultimate liability arising from any of these actions will not have a material adverse effect on our combined financial position, results of operations or cash flows. However, because of the inherent uncertainty of litigation and arbitration proceedings, we cannot provide assurance that the resolution of any particular claim or proceeding to which we are a party will not have a material adverse effect on our combined financial position, results of operations or cash flows.

17. Recent Accounting Developments

        In May 2014, the Financial Accounting Standards Board ("FASB") issued an update to the authoritative guidance related to revenue recognition. The update outlines a single comprehensive model for companies to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects

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NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

17. Recent Accounting Developments (Continued)

to be entitled in exchange for those goods or services. The update also requires disclosures enabling users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The update will be effective for reporting periods beginning after December 15, 2016. Early adoption is not permitted. We are currently evaluating the potential impact of the update on our combined financial statements.

        In April 2014, the FASB issued an update to the authoritative guidance related to reporting requirements for discontinued operations. The update requires a disposal of a component or a group of components of an entity to meet a higher threshold in order to be reported as a discontinued operation in an entity's financial statements. Discontinued operations reporting will be limited to disposal transactions that represent a strategic shift that has or will have a major effect on an entity's operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amended guidance also expands the disclosures for discontinued operations and requires new disclosures related to individually material disposals that do not meet the definition of a discontinued operation. The amendments in the update are effective prospectively for reporting periods beginning on or after December 15, 2014. We elected early application as permitted by the guidance. The adoption of this update did not have a material impact on our combined financial statements.

        In July 2013, the FASB issued an update to the authoritative guidance related to presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The update clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the jurisdiction's tax law does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments in the update are effective for reporting periods beginning after December 15, 2013. The adoption of this update did not have a material impact on our combined financial statements.

18. Reportable Segments and Geographic Information

        We manage our business segments primarily based upon the type of product or service provided. We have three reportable segments: contract operations, aftermarket services and product sales. The contract operations segment primarily provides natural gas compression services, production and processing equipment services and maintenance services to meet specific customer requirements on assets owned by us. The aftermarket services segment provides a full range of services to support the surface production, compression and processing needs of customers, from parts sales and normal maintenance services to full operation of a customer's owned assets. The product sales segment provides (i) design, engineering, fabrication, installation and sale of natural gas compression units and accessories and equipment used in the production, treating and processing of crude oil and natural gas and (ii) engineering, procurement and fabrication services related to the manufacturing of critical process equipment for refinery and petrochemical facilities, the fabrication of tank farms and evaporators and brine heaters for desalination plants.

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF EXTERRAN HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

18. Reportable Segments and Geographic Information (Continued)

        We evaluate the performance of our segments based on gross margin for each segment. Revenue includes sales to external customers and affiliates. We do not include intersegment sales when we evaluate our segments' performance.

        During the year ended December 31, 2014, Exterran Holdings accounted for approximately 11% of our total revenue. See Note 14 for further discussion on transactions with affiliates. No other customer accounted for more than 10% of our combined revenues in 2014. During each of the years ended December 31, 2013 and 2012, no individual customer accounted for more than 10% of our combined revenues.

        The following table presents sales and other financial information by reportable segment during the years ended December 31, 2014, 2013 and 2012 (in thousands):

	Contract Operations	Aftermarket Services	Product Sales	Reportable Segments Total	Other(1)	Total(2)
2014:
Revenue	$493,853	$162,724	$1,516,177	$2,172,754	$—	$2,172,754
Gross margin(3)	308,445	42,543	245,881	596,869	—	596,869
Total assets	811,831	37,200	466,182	1,315,213	717,142	2,032,355
Capital expenditures	130,248	1,095	22,668	154,011	3,843	157,854
2013:
Revenue	$476,016	$160,672	$1,778,785	$2,415,473	$—	$2,415,473
Gross margin(3)	279,072	40,328	264,116	583,516	—	583,516
Total assets	820,686	33,974	490,625	1,345,285	653,835	1,999,120
Capital expenditures	66,116	1,147	27,032	94,295	5,900	100,195
2012:
Revenue	$463,957	$145,048	$1,459,719	$2,068,724	$—	$2,068,724
Gross margin(3)	279,349	37,190	168,067	484,606	—	484,606
Total assets	917,603	38,143	477,886	1,433,632	678,124	2,111,756
Capital expenditures	138,694	1,155	23,518	163,367	1,423	164,790

(1)
Includes corporate related items.

(2)
Totals exclude assets, capital expenditures and the operating results of discontinued operations.

(3)
Gross margin, a non-GAAP financial measure, is reconciled, in total, to net income (loss), its most directly comparable measure calculated and presented in accordance with U.S. GAAP, below.

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF EXTERRAN HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

18. Reportable Segments and Geographic Information (Continued)

        The following table presents assets from reportable segments to total assets as of December 31, 2014 and 2013 (in thousands):

	December 31,
	2014	2013
Assets from reportable segments	$1,315,213	$1,345,285
Other assets(1)	717,142	653,835
Assets associated with discontinued operations	468	91

Combined assets	$2,032,823	$1,999,211

(1)
Includes corporate related items.

        The following tables present geographic data as of and during the years ended December 31, 2014, 2013 and 2012 (in thousands):

	Years Ended December 31,
	2014	2013	2012
Revenue:
U.S.	$1,051,824	$1,166,494	$1,085,191
International	1,120,930	1,248,979	983,533

Combined	$2,172,754	$2,415,473	$2,068,724

	Years Ended December 31,
	2014	2013	2012
Property, plant and equipment, net:
U.S.	$87,093	$90,915	$71,577
Argentina.	246,410	249,798	249,939
Brazil.	119,795	122,620	122,408
Mexico.	240,729	216,532	247,384
Other international	260,784	285,331	340,620

Combined	$954,811	$965,196	$1,031,928

        We define gross margin as total revenue less cost of sales (excluding depreciation and amortization expense). Gross margin is included as a supplemental disclosure because it is a primary measure used by our management to evaluate the results of revenue and cost of sales (excluding depreciation and amortization expense), which are key components of our operations. As an indicator of our operating performance, gross margin should not be considered an alternative to, or more meaningful than, net income (loss) as determined in accordance with GAAP. Our gross margin may not be comparable to a similarly titled measure of another company because other entities may not calculate gross margin in the same manner.

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF EXTERRAN HOLDINGS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

18. Reportable Segments and Geographic Information (Continued)

The following table reconciles net income to gross margin (in thousands):

	Years Ended December 31,
	2014	2013	2012
Net income	$152,513	$152,853	$119,350
Selling, general and administrative	267,493	264,890	269,812
Depreciation and amortization	173,803	140,029	167,499
Long-lived asset impairment	3,851	11,941	5,197
Restructuring charges	—	—	3,892
Interest expense	1,905	3,551	5,318
Equity in income of non-consolidated affiliates	(14,553)	(19,000)	(51,483)
Other (income) expense, net	7,222	(1,966)	5,638
Provision for income taxes	77,833	97,367	26,226
Income from discontinued operations, net of tax	(73,198)	(66,149)	(66,843)

Gross margin	$596,869	$583,516	$484,606

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF EXTERRAN HOLDINGS, INC.

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions		Balance at End of Period
Allowance for doubtful accounts deducted from accounts receivable in the combined balance sheets
December 31, 2014	$7,381	$641	$5,889	(1)	$2,133
December 31, 2013	12,073	2,317	7,009		7,381
December 31, 2012	4,786	7,642	355		12,073
Allowance for obsolete and slow moving inventory deducted from inventories in the combined balance sheets
December 31, 2014	$8,231	$3,186	$2,757	(2)	$8,660
December 31, 2013	7,629	631	29	(2)	8,231
December 31, 2012	8,630	626	1,627	(2)	7,629
Allowance for deferred tax assets not expected to be realized
December 31, 2014	$101,785	$30,944	$27,590	(3)	$105,139
December 31, 2013	84,113	31,978	14,306	(3)	101,785
December 31, 2012	74,105	29,132	19,124	(3)	84,113

(1)
Uncollectible accounts written off.

(2)
Obsolete inventory written off at cost, net of value received.

(3)
Reflects expected realization of deferred tax assets and amounts credited to other accounts for stock-based compensation excess tax benefits, expiring net operating losses, changes in tax rates and changes in currency exchange rates.

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF
EXTERRAN HOLDINGS, INC.
CONDENSED COMBINED BALANCE SHEETS
(In thousands)
(Unaudited)

	Transfer to Exterran Holdings Pro Forma June 30, 2015	June 30, 2015	December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$23,049	$23,049	$39,361
Restricted cash	1,490	1,490	1,490
Accounts receivable, net of allowance of $2,622 and $2,133, respectively	353,803	353,803	398,070
Inventory, net	288,124	288,124	291,240
Costs and estimated earnings in excess of billings on uncompleted contracts	128,261	128,261	120,938
Current deferred income taxes	49,417	49,417	48,890
Other current assets	58,632	58,632	53,977
Current assets associated with discontinued operations	397	397	468

Total current assets	903,173	903,173	954,434
Property, plant and equipment, net	952,385	952,385	954,811
Intangible and other assets, net	123,715	123,715	123,578

Total assets	$1,979,273	$1,979,273	$2,032,823

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable, trade	$123,095	$123,095	$161,826
Accrued liabilities	131,471	131,471	168,577
Deferred revenue	53,333	53,333	64,820
Billings on uncompleted contracts in excess of costs and estimated earnings	61,010	61,010	76,277
Payable to Exterran Holdings	538,993	—	—
Current liabilities associated with discontinued operations	769	769	1,338

Total current liabilities	908,671	369,678	472,838
Long-term debt	891	891	1,107
Deferred income taxes	38,697	38,697	38,180
Long-term deferred revenue	49,070	49,070	41,591
Other long-term liabilities	27,745	27,745	26,968
Long-term liabilities associated with discontinued operations	154	154	317

Total liabilities	1,025,228	486,235	581,001
Commitments and contingencies (Note 11)
Equity:
Parent equity	943,972	1,482,965	1,435,046
Accumulated other comprehensive income	10,073	10,073	16,776

Total equity	954,045	1,493,038	1,451,822

Total liabilities and equity	$1,979,273	$1,979,273	$2,032,823

The accompanying notes are an integral part of these condensed combined financial statements.

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF
EXTERRAN HOLDINGS, INC.
CONDENSED COMBINED STATEMENTS OF OPERATIONS
(In thousands)
(Unaudited)

	Six Months Ended June 30,
	2015	2014
Revenues:
Contract operations	$235,941	$245,432
Aftermarket services	70,275	77,979
Product sales—third parties	598,763	609,176
Product sales—affiliates	109,712	91,239

	1,014,691	1,023,826

Costs and expenses:
Cost of sales (excluding depreciation and amortization expense):
Contract operations	89,084	87,534
Aftermarket services	49,484	57,197
Product sales	608,904	591,394
Selling, general and administrative	114,330	134,691
Depreciation and amortization	75,581	95,157
Long-lived asset impairment	10,489	—
Restructuring and other charges	10,547	—
Interest expense	826	848
Equity in income of non-consolidated affiliates	(10,068)	(9,602)
Other (income) expense, net	11,878	(4,966)

	961,055	952,253

Income before income taxes	53,636	71,573
Provision for income taxes	26,802	39,641

Income from continuing operations	26,834	31,932
Income from discontinued operations, net of tax	19,122	36,597

Net income	$45,956	$68,529

The accompanying notes are an integral part of these condensed combined financial statements.

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF
EXTERRAN HOLDINGS, INC.
CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)
(Unaudited)

	Six Months Ended June 30,
	2015	2014
Net income	$45,956	$68,529
Other comprehensive loss:
Foreign currency translation adjustment	(6,703)	(269)

Comprehensive income	$39,253	$68,260

The accompanying notes are an integral part of these condensed combined financial statements.

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF EXTERRAN HOLDINGS, INC.
CONDENSED COMBINED STATEMENTS OF CHANGES IN EQUITY
(In thousands)
(Unaudited)

	Parent Equity	Accumulated Other Comprehensive Income	Total Equity
Balance, January 1, 2014	$1,342,480	$31,424	$1,373,904
Net income	68,529		68,529
Net contributions from parent	24,645		24,645
Foreign currency translation adjustment
		(269)	(269)

Balance, June 30, 2014	$1,435,654	$31,155	$1,466,809

Balance, January 1, 2015	$1,435,046	$16,776	$1,451,822
Net income	45,956		45,956
Net contributions from parent	1,963		1,963
Foreign currency translation adjustment		(6,703)	(6,703)

Balance, June 30, 2015	$1,482,965	$10,073	$1,493,038

The accompanying notes are an integral part of these condensed combined financial statements.

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF EXTERRAN HOLDINGS, INC.
CONDENSED COMBINED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Six Months Ended June 30,
	2015	2014
Cash flows from operating activities:
Net income	$45,956	$68,529
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	75,581	95,157
Long-lived asset impairment	10,489	—
Income from discontinued operations, net of tax	(19,122)	(36,597)
Provision for doubtful accounts	1,174	889
Gain on sale of property, plant and equipment	(1,046)	(803)
Equity in income of non-consolidated affiliates	(10,068)	(9,602)
(Gain) loss on remeasurement of intercompany balances	7,999	(2,882)
Capital contribution by parent—stock-based compensation expense	3,756	5,105
Deferred income tax provision	(2,065)	4,694
Changes in assets and liabilities:
Accounts receivable and notes	40,241	(15,717)
Inventory	2,392	(8,078)
Costs and estimated earnings versus billings on uncompleted contracts	(22,438)	(13,882)
Other current assets	(6,288)	(4,334)
Accounts payable and other liabilities	(63,843)	(12,479)
Deferred revenue	(2,931)	(30,450)
Other	(14,223)	(10,071)

Net cash provided by continuing operations	45,564	29,479
Net cash provided by discontinued operations	2,090	2,521

Net cash provided by operating activities	47,654	32,000

Cash flows from investing activities:
Capital expenditures	(82,671)	(66,967)
Proceeds from sale of property, plant and equipment	5,086	8,193
Return of investments in non-consolidated affiliates	10,068	9,799
Proceeds received from settlement of note receivable	5,357	—
Increase in restricted cash	—	(245)
Cash invested in non-consolidated affiliates	—	(197)

Net cash used in continuing operations	(62,160)	(49,417)
Net cash provided by discontinued operations	16,560	33,108

Net cash used in investing activities	(45,600)	(16,309)

Cash flows from financing activities:
Net contributions from (distributions to) parent	(17,583)	6,877

Net cash provided by (used in) financing activities	(17,583)	6,877

Effect of exchange rate changes on cash and cash equivalents	(783)	(4,000)

Net increase (decrease) in cash and cash equivalents	(16,312)	18,568
Cash and cash equivalents at beginning of period	39,361	35,194

Cash and cash equivalents at end of period	$23,049	$53,762

The accompanying notes are an integral part of these condensed combined financial statements.

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF
EXTERRAN HOLDINGS, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

1. Spin-off, Basis of Presentation and Significant Accounting Policies

Spin-off

        On November 17, 2014, Exterran Holdings, Inc. (along with its subsidiaries "Exterran Holdings") announced that its board of directors had unanimously approved pursuing a plan to separate (the "spin-off") its international contract operations, international aftermarket services (the international contract operations and international aftermarket services businesses combined are referred to as the "international services businesses" and include such activities conducted outside of the United States of America ("U.S.")) and global fabrication businesses into an independent, publicly traded company ("Exterran Corporation," previously named Exterran SpinCo, Inc. prior to May 18, 2015). We refer to the global fabrication business currently operated by Exterran Holdings as our product sales business. In connection with the spin-off, Exterran Holdings will change its name to "Archrock, Inc.," or Archrock. This spin-off is expected to be completed in accordance with a separation and distribution agreement between Archrock and Exterran Corporation. To effect the spin-off, Exterran Holdings intends to distribute, on a pro rata basis, all of the shares of Exterran Corporation common stock to the Exterran Holdings stockholders as of the record date for the spin-off. The spin-off is subject to market conditions, the receipt of an opinion of counsel as to the tax treatment of the transaction, completion of a review by the U.S. Securities and Exchange Commission of this Form 10, the execution of separation and intercompany agreements and final approval of the Exterran Holdings board of directors. The spin-off will not be subject to a shareholder vote. Upon completion of the spin-off, Archrock and Exterran Corporation will each be independent, publicly traded companies and will have separate public ownership, boards of directors and management.

Basis of Presentation

        These condensed combined financial statements were prepared in connection with the expected spin-off and are derived from the accounting records of Exterran Holdings. These statements reflect the condensed combined historical results of operations, financial position and cash flows of Exterran Holdings' international services and global product sales businesses in conformity with accounting principles generally accepted in the U.S. ("GAAP"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP are not required in these interim financial statements and have been condensed or omitted. Management believes that the information furnished includes all adjustments, consisting only of normal recurring adjustments, that are necessary to present fairly our combined financial position, results of operations and cash flows for the periods indicated. The accompanying unaudited condensed combined financial statements should be read in conjunction with the annual combined financial statements for the year ended December 31, 2014. The interim results reported herein are not necessarily indicative of results for a full year. These condensed combined financial statements are presented as if such businesses had been combined for all periods presented. All intercompany transactions and accounts within these condensed combined financial statements have been eliminated. All affiliate transactions between the international services and global product sales businesses of Exterran Holdings, Inc. and the other businesses of Exterran Holdings have been included in these condensed combined financial statements. See Note 9 for further discussion on transactions with affiliates.

        The condensed combined financial statements include certain assets and liabilities that have historically been held at the Exterran Holdings level but are specifically identifiable or otherwise attributable to us. The assets and liabilities in the condensed combined financial statements have been

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF
EXTERRAN HOLDINGS, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

1. Spin-off, Basis of Presentation and Significant Accounting Policies (Continued)

reflected on a historical cost basis, as immediately prior to the spin-off all of the assets and liabilities of Exterran Corporation are wholly owned by Exterran Holdings. Third party debt, other than debt attributable to capital leases, of Exterran Holdings were not allocated to us for any of the periods presented as we are not the legal obligor of the debt and Exterran Holdings' borrowings were not directly attributable to our business. The condensed combined statement of operations also includes expense allocations for certain functions historically performed by Exterran Holdings and not allocated to its operating segments, including allocations of expenses related to executive oversight, accounting, treasury, tax, legal, procurement and information technology. See Note 9 for further discussion regarding the allocation of corporate expenses.

        Investments in affiliated entities in which we own more than a 20% interest and do not have a controlling interest are accounted for using the equity method.

        In addition, to provide us with additional liquidity following the spin-off, we and Exterran Energy Solutions, L.P. ("EESLP") entered into a $925.0 million credit facility, which will become effective in connection with the completion of the spin-off on or prior to January 4, 2016. Please read "Description of Material Indebtedness." At or prior to the spin-off, on a pro forma basis as of June 30, 2015, we would have transferred $539.0 million to Exterran Holdings. The accompanying unaudited pro forma balance sheet as of June 30, 2015 gives effect to the $539.0 million of cash we would have transferred to Exterran Holdings.

        As of June 30, 2015, Exterran Holdings and its subsidiaries (other than Exterran Partners, L.P. (along with its subsidiaries, "Exterran Partners"), had approximately $707 million of debt outstanding, including approximately $357 million of outstanding borrowings under its existing credit facility. Subsequent to June 30, 2015 and prior to the completion of the spin-off, Exterran Holdings expects to incur additional borrowings under its existing credit facility of between $40 million and $50 million to finance expenses related to the completion of the spin-off and related financing transactions, which will increase the amount we borrow under our new credit facility and transfer to Exterran Holdings to allow Exterran Holdings to repay a portion of its indebtedness.

Comprehensive Income (Loss)

        Components of comprehensive income are net income and all changes in equity during a period except those resulting from transactions with owners. Our accumulated other comprehensive income consists of foreign currency translation adjustments.

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF
EXTERRAN HOLDINGS, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

1. Spin-off, Basis of Presentation and Significant Accounting Policies (Continued)

        The following table presents the changes in accumulated other comprehensive income by component, net of tax, during the six months ended June 30, 2014 and 2015 (in thousands):

Foreign Currency Translation Adjustment
Accumulated other comprehensive income, January 1, 2014	$31,424
Loss recognized in other comprehensive income	(269)

Accumulated other comprehensive income, June 30, 2014	$31,155

Accumulated other comprehensive income, January 1, 2015	$16,776
Loss recognized in other comprehensive income	(6,703)

Accumulated other comprehensive income, June 30, 2015	$10,073

Financial Instruments

        Our financial instruments consist of cash, restricted cash, receivables and payables. At June 30, 2015 and December 31, 2014, the estimated fair values of these financial instruments approximated their carrying amounts as reflected in our condensed combined balance sheets. See Note 6 for additional information regarding the fair value hierarchy.

2. Discontinued Operations

        In August 2012, our Venezuelan subsidiary sold its previously nationalized assets to PDVSA Gas, S.A. ("PDVSA Gas") for a purchase price of approximately $441.7 million. We received installment payments, including an annual charge, totaling $18.7 million and $35.9 million during the six months ended June 30, 2015 and 2014, respectively. The remaining principal amount due to us of approximately $99 million as of June 30, 2015, is payable in quarterly cash installments through the third quarter of 2016. We have not recognized amounts payable to us by PDVSA Gas as a receivable and will therefore recognize quarterly payments received in the future as income from discontinued operations in the periods such payments are received. In July 2015, we received an additional installment payment, including an annual charge, of $18.9 million. The proceeds from the sale of the assets are not subject to Venezuelan national taxes due to an exemption allowed under the Venezuelan Reserve Law applicable to expropriation settlements. In addition, and in connection with the sale, we and the Venezuelan government agreed to waive rights to assert certain claims against each other.

        In connection with the sale of these assets, we have agreed to suspend the arbitration proceeding previously filed by our Spanish subsidiary against Venezuela pending payment in full by PDVSA Gas of the purchase price for these nationalized assets.

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF
EXTERRAN HOLDINGS, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

2. Discontinued Operations (Continued)

        The following table summarizes the operating results of discontinued operations (in thousands):

	Six Months Ended June 30,
	2015	2014
Revenue	$—	$—
Expenses and selling, general and administrative	234	245
Recovery attributable to expropriation	(16,982)	(32,984)
Other income, net	(2,374)	(3,858)

Income from discontinued operations, net of tax	$19,122	$36,597

        The following table summarizes the balance sheet data for discontinued operations (in thousands):

	June 30, 2015	December 31, 2014
Cash	$358	$431
Accounts receivable	—	2
Other current assets	39	35

Total current assets associated with discontinued operations	397	468

Total assets associated with discontinued operations	$397	$468

Accounts payable	$—	$214
Accrued liabilities	769	1,124

Total current liabilities associated with discontinued operations	769	1,338
Other long-term liabilities	154	317

Total liabilities associated with discontinued operations	$923	$1,655

3. Inventory, net

        Inventory, net of reserves, consisted of the following amounts (in thousands):

	June 30, 2015	December 31, 2014
Parts and supplies	$134,709	$148,724
Work in progress	106,236	108,814
Finished goods	47,179	33,702

Inventory, net	$288,124	$291,240

        As of June 30, 2015 and December 31, 2014, we had inventory reserves of $20.8 million and $8.7 million, respectively. As discussed further in Note 8, $8.7 million of the increase in inventory reserves during the six months ended June 30, 2015 related to restructuring and other charges.

INTERNATIONAL SERVICES AND GLOBAL PRODUCT SALES BUSINESSES OF
EXTERRAN HOLDINGS, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

4. Property, Plant and Equipment, net

        Property, plant and equipment, net, consisted of the following (in thousands):

	June 30, 2015	December 31, 2014
Compression equipment, facilities and other fleet assets	$1,550,410	$1,514,982
Land and buildings	154,759	154,866
Transportation and shop equipment	188,234	194,032
Other	117,154	112,732

	2,010,557	1,976,612
Accumulated depreciation	(1,058,172)	(1,021,801)

Property, plant and equipment, net	$952,385	$954,811

5. Investments in Non-Consolidated Affiliates

        Investments in affiliates that are not controlled by us where we have the ability to exercise significant influence over the operations are accounted for using the equity method.

        We own a 30.0% interest in WilPro Energy Services (PIGAP II) Limited and 33.3% interest in WilPro Energy Services (El Furrial) Limited which are joint ventures that provided natural gas compression and injection services in Venezuela. In May 2009, Petroleos de Venezuela S.A. ("PDVSA") assumed control over the assets of our Venezuelan joint ventures and transitioned the operations, including the hiring of their employees, to PDVSA. In March 2011, our Venezuelan joint ventures, together with the Netherlands' parent company of our joint venture partners, filed a request for the institution of an arbitration proceeding against Venezuela with the International Centre for Settlement of Investment Disputes related to the seized assets and investments.

        In March 2012, our Venezuelan joint ventures sold their assets to PDVSA Gas. We received installment payments, including an annual charge, totaling $10.1 million and $9.8 million during the six months ended June 30, 2015 and 2014, respectively. The remaining principal amount due to us of approximately $17 million as of June 30, 2015, is payable in quarterly cash installments through the first quarter of 2016. We have not recognized amounts payable to us by PDVSA Gas as a receivable and will therefore recognize quarterly payments received in the future as equity in (income) loss of non-consolidated affiliates in our combined statements of operations in the periods such payments are received. In connection with the sale of our Venezuelan joint ventures' assets, the joint ventures and our joint venture partners have agreed to suspend their previously filed arbitration proceeding against Venezuela pending payment in full by PDVSA Gas of the purchase price for the assets.

6. Fair Value Measurements

        The accounting standard for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three broad categories.

  •
  Level 1—Quoted unadjusted prices for identical instruments in active markets to which we have access at the date of measurement.

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

6. Fair Value Measurements (Continued)

  •
  Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists or prices vary substantially over time or among brokered market makers.

  •
  Level 3—Model derived valuations in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are those inputs that reflect our own assumptions regarding how market participants would price the asset or liability based on the best available information.

        The following table presents our assets and liabilities measured at fair value on a nonrecurring basis during the six months ended June 30, 2015 and 2014, with pricing levels as of the date of valuation (in thousands):

	Six Months Ended June 30, 2015			Six Months Ended June 30, 2014
	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
Impaired long-lived assets	$—	$—	$280	$—	$—	$—
Long-term receivable from the sale of our Canadian Operations	—	—	5,100	—	—	—

        Our estimate of the impaired long-lived assets' fair value was primarily based on either the expected net sale proceeds compared to other fleet units we recently sold and/or a review of other units recently offered for sale by third parties, or the estimated component value of the equipment we plan to use. We discounted the expected proceeds, net of selling and other carrying costs, using a weighted average disposal period of four years and a weighted average discount rate of 9% for the six months ended June 30, 2015. In April 2015, we accepted an offer to early settle the outstanding note receivable due to us relating to the previous sale of our Canadian contract operations and aftermarket services businesses ("Canadian Operations") for $5.1 million.

7. Long-Lived Asset Impairment

        We review long-lived assets, including property, plant and equipment and identifiable intangibles that are being amortized, for impairment whenever events or changes in circumstances, including the removal of compressor units from our active fleet, indicate that the carrying amount of an asset may not be recoverable.

        During the six months ended June 30, 2015, we reviewed the future deployment of our idle compression assets used in our contract operations segment for units that were not of the type, configuration, condition, make or model that are cost efficient to maintain and operate. Based on this review, we determined that 29 idle compression units totaling approximately 24,000 horsepower would be retired from the active fleet. The retirement of these units from the active fleet triggered a review of these assets for impairment. As a result, we recorded a $9.1 million asset impairment to reduce the book value of each unit to its estimated fair value. The fair value of each unit was estimated based on either the expected net sale proceeds compared to other fleet units we recently sold and/or a review of

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

7. Long-Lived Asset Impairment (Continued)

other units recently offered for sale by third parties, or the estimated component value of the equipment on each compressor unit that we plan to use.

        During the first quarter of 2015, we evaluated a long-term note receivable from the purchaser of our Canadian Operations for impairment. This review was triggered by an offer from the purchaser of our Canadian Operations to prepay the note receivable at a discount to its current book value. The fair value of the note receivable as of March 31, 2015 was based on the amount offered by the purchaser of our Canadian Operations to prepay the note receivable. The difference between the book value of the note receivable at March 31, 2015 and its fair value resulted in the recording of an impairment of long-lived assets of $1.4 million during the six months ended June 30, 2015. In April 2015, we accepted the offer to early settle this note receivable.

8. Restructuring and Other Charges

        During the six months ended June 30, 2015, we incurred charges of $4.7 million related to non-cash inventory write-downs associated with the spin-off, of which approximately $4.2 million related to our international contract operations segment and $0.5 million related to our product sales segment. Non-cash inventory write-downs primarily related to the decentralization of shared inventory components between Exterran Holdings' North America contract operations business and our international contract operations business. The charges incurred in conjunction with the spin-off are included in restructuring and other charges in our condensed combined statements of operations. The spin-off is expected to be completed when market conditions allow. Prior to the completion of the spin-off, we expect to incur additional restructuring costs of $2.0 million relating to a one-time cash signing bonus of a named executive officer. Following the completion of the spin off, we expect to incur one-time expenditures ranging from approximately $10.0 million to $15.0 million consisting primarily of costs to start up certain stand-alone functions, retention payments to certain employees and other one-time transaction related costs.

        As a result of the current market conditions in North America, combined with the impact of lower international activity due to customer budget cuts driven by lower oil prices, in the second quarter of 2015 we announced a cost reduction plan primarily focused on workforce reductions and the reorganization of certain product sales facilities. During the six months ended June 30, 2015, we incurred $5.8 million of restructuring and other charges as a result of this plan, of which $4.0 million related to non-cash write-downs of inventory and $1.8 million related to termination benefits. The non-cash inventory write-downs were the result of our decision to exit the manufacturing of cold weather packages, which had historically been performed at a product sales facility in North America we recently decided to close. These charges are reflected as restructuring and other charges in our condensed combined statements of operations. We currently estimate that we will incur additional charges with respect to this cost reduction plan of approximately $4.1 million. We expect the majority of the estimated additional charges will result in cash expenditures.

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

8. Restructuring and Other Charges (Continued)

        The following table summarizes the changes to our accrued liability balance related to restructuring and other charges for the six months ended June 30, 2015 (in thousands):

	Spin-off	Cost Reduction Plan	Total
Beginning balance at January 1, 2015	$—	$—	$—
Additions for costs expensed	4,700	5,847	10,547
Less non-cash expense	(4,700)	(4,007)	(8,707)
Reductions for payments	—	(1,738)	(1,738)

Ending balance at June 30, 2015	$—	$102	$102

        The following table summarizes the components of charges included in restructuring and other charges in our condensed combined statements of operations for the six months ended June 30, 2015 (in thousands):

Six Months Ended June 30, 2015
Non-cash inventory write-downs	8,707
Employee termination benefits	1,840

Total restructuring and other charges	$10,547

9. Related Party Transactions and Parent Equity

Transactions with Affiliates

        All intercompany transactions and accounts within these condensed combined financial statements have been eliminated. All affiliate transactions between the international services and global product sales businesses of Exterran Holdings and the other businesses of Exterran Holdings have been included in these condensed combined financial statements. Sales of newly-fabricated compression equipment from the product sales business of EESLP to Exterran Partners are used in the U.S. services business of Exterran Holdings and are made pursuant to an omnibus agreement between the parties and other affiliates of both entities. Per the omnibus agreement, revenue is determined by the cost to fabricate such equipment plus a fixed margin. During the six months ended June 30, 2015 and 2014, we recorded revenue of $109.7 million and $91.2 million, respectively, and cost of sales of $100.9 million and $82.1 million, respectively, from the sale of newly-fabricated compression equipment to Exterran Partners.

        Prior to the spin-off closing, EESLP also has a fleet of compression units that it uses to provide compression services in the U.S. services business of Exterran Holdings. Revenue has not been recognized in the condensed combined statements of operations for the sale of compressor units by us that are used by EESLP to provide compression services to customers of the U.S. services business of Exterran Holdings. The cost of these units are treated as a reduction of parent equity in the condensed combined balance sheets and a distribution to parent in the condensed combined statements of cash flows and totaled $25.9 million and $24.9 million during the six months ended June 30, 2015 and 2014, respectively.

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

9. Related Party Transactions and Parent Equity (Continued)

Allocation of Expenses

        The condensed combined statement of operations also includes expense allocations for certain functions performed by Exterran Holdings which have not been historically allocated to its operating segments, including allocations of expenses related to executive oversight, accounting, treasury, tax, legal, procurement and information technology. Included in our selling, general and administrative expense during the six months ended June 30, 2015 and 2014 were $28.1 million and $32.0 million, respectively, of corporate expenses incurred by Exterran Holdings. These costs were allocated to us systematically based on specific department function and revenue. Management believes the assumptions underlying the condensed combined financial statements, including the assumptions regarding allocating expenses from Exterran Holdings, are reasonable. Nevertheless, the condensed combined financial statements may not include all of the actual expenses that would have been incurred had we been a stand-alone public company during the periods presented and may not reflect our combined results of operations, financial position and cash flows had we been a stand-alone public company during the periods presented. Actual costs that would have been incurred if we had been a stand-alone public company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

Cash Management

        EESLP provides centralized treasury functions for Exterran Holdings' U.S. operations, whereby, EESLP regularly transfers cash both to and from U.S. subsidiaries of Exterran Holdings, as necessary. In conjunction therewith, the intercompany transactions between our U.S. subsidiaries and the other U.S. subsidiaries of Exterran Holdings' have been considered to be effectively settled in cash in these condensed combined financial statements. Intercompany receivables/payables from/to related parties arising from transactions with affiliates and expenses allocated from Exterran Holdings described above have been included in net contributions from (distributions to) parent in the condensed combined financial statements.

Net Contributions from (Distributions to) Parent

        Parent equity, which includes retained earnings, represents Exterran Holdings' interest in our recorded net assets. All transactions between us and Exterran Holdings have been identified in the accompanying condensed combined statements of changes in equity as net contributions from (distributions to) parent. A reconciliation of net contributions from (distributions to) parent in the

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

9. Related Party Transactions and Parent Equity (Continued)

condensed combined statements of changes in equity to the corresponding amount presented on the condensed combined statements of cash flows for all periods presented is as follows (in thousands):

	Six Months Ended June 30,
	2015	2014
Net contributions from parent per condensed combined statements of changes in equity	$1,963	$24,645
Capital contribution by parent—stock-based compensation expense	(3,756)	(5,105)
Capital contribution by parent—stock-based compensation excess tax benefit	799	2,801
Net transfers of property, plant and equipment from parent	(16,589)	(15,464)

Net contributions from (distributions to) parent per condensed combined statements of cash flows	$(17,583)	$6,877

10. Stock-Based Compensation

        Exterran Holdings maintains stock-based compensation plans described below. The below disclosures only relate to stock-based compensation provided to employees that are directly involved in our operations. The below disclosure excludes stock-based compensation awards made to employees that are indirectly involved in our operations but whose cost have been allocated to us.

Stock Incentive Plan

        In April 2013, Exterran Holdings adopted the Exterran Holdings, Inc. 2013 Stock Incentive Plan (the "2013 Plan") to provide for the granting of stock options, restricted stock, restricted stock units, stock appreciation rights, performance units, other stock-based awards and dividend equivalent rights to employees, directors and consultants of Exterran Holdings. Upon effectiveness of the 2013 Plan, no additional grants may be made under the Exterran Holdings, Inc. 2007 Amended and Restated Stock Incentive Plan (the "2007 Plan") and the Exterran Holdings, Inc. 2011 Employment Inducement Long-Term Equity Plan (the "Employment Inducement Plan"). Previous grants made under the 2007 Plan and the Employment Inducement Plan are governed by their respective plans.

Stock Options

        Stock options are granted at fair market value at the grant date, are exercisable according to the vesting schedule established by the compensation committee of Exterran Holdings' board of directors in its sole discretion and expire no later than seven years after the grant date. Stock options generally vest one-third per year on each of the first three anniversaries of the grant date.

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

10. Stock-Based Compensation (Continued)

        The following table presents stock option activity with employees directly involved in our operations during the six months ended June 30, 2015:

	Stock Options (in thousands)	Weighted Average Exercise Price Per Share	Weighted Average Remaining Life (in years)	Aggregate Intrinsic Value (in thousands)
Options outstanding, January 1, 2015	328	$29.96
Granted	—	—
Exercised	—	—
Cancelled	(43)	67.14

Options outstanding, June 30, 2015	285	24.35	2.8	$2,923

Options exercisable, June 30, 2015	248	23.26	2.5	2,799

        Intrinsic value is the difference between the market value of Exterran Holdings stock and the exercise price of each stock option multiplied by the number of stock options outstanding for those stock options where the market value exceeds their exercise price. As of June 30, 2015, we expect $0.4 million of unrecognized compensation cost related to unvested stock options issued to employees directly involved in our operations to be recognized over the weighted-average period of 1.4 years.

Restricted Stock, Restricted Stock Units, Performance Units, Cash Settled Restricted Stock Units and Cash Settled Performance Units

        For grants of restricted stock, restricted stock units and performance units, we recognize compensation expense over the vesting period equal to the fair value of our common stock at the grant date. We remeasure the fair value of cash settled restricted stock units and cash settled performance units and record a cumulative adjustment of the expense previously recognized. Our obligation related to the cash settled restricted stock units and cash settled performance units is reflected as a liability in our condensed combined balance sheets. Grants of restricted stock, restricted stock units, performance units, cash settled restricted stock units and cash settled performance units generally vest one-third per year on each of the first three anniversaries of the grant date.

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

10. Stock-Based Compensation (Continued)

        The following table presents restricted stock, restricted stock unit, performance unit, cash settled restricted stock unit and cash settled performance unit activity with employees directly involved in our operations during the six months ended June 30, 2015:

	Shares (in thousands)	Weighted Average Grant-Date Fair Value Per Share
Non-vested awards, January 1, 2015	389	$27.25
Granted	241	32.02
Vested	(235)	23.51
Cancelled	(14)	33.05

Non-vested awards, June 30, 2015(1)	381	32.36

(1)
Non-vested awards as of June 30, 2015 are comprised of 13,000 cash settled restricted stock units and cash settled performance units and 368,000 restricted shares, restricted stock units and performance units.

        As of June 30, 2015, we expect $10.2 million of unrecognized compensation cost related to unvested restricted stock, restricted stock units, performance units, cash settled restricted stock units and cash settled performance units issued to employees directly involved in our operations to be recognized over the weighted-average period of 2.2 years.

11. Commitments and Contingencies

Guarantees

        Borrowings under Exterran Holdings' $900.0 million senior secured revolving credit facility due in July 2016 (the "Exterran Holdings Credit Facility") are guaranteed by certain of our and Exterran Holdings' domestic subsidiaries. Our guarantees of borrowings under the Exterran Holdings Credit Facility are secured by substantially all of the personal property assets and certain real property assets of our Significant Domestic Subsidiaries (as defined in the credit agreement) and 65% of the equity interests in certain of our first-tier foreign subsidiaries. As of June 30, 2015, Exterran Holdings had $356.5 million in outstanding borrowings under the Exterran Holdings Credit Facility.

        All of our existing subsidiaries that guarantee indebtedness under the Exterran Holdings Credit Facility also guarantee Exterran Holdings' $350.0 million aggregate principal amount of 7.25% senior notes due December 2018 (the "Exterran Holdings 7.25% Notes"). Our guarantees of the Exterran Holdings 7.25% Notes are on a senior unsecured basis, rank equally in right of payment with all of Exterran Holdings' other senior obligations and are effectively subordinated to all of Exterran Holdings' existing and future secured debt to the extent of the value of the collateral securing such indebtedness. As of June 30, 2015, Exterran Holdings had $350.0 million in outstanding borrowings under the Exterran Holdings 7.25% Notes. We are liable in the event Exterran Holdings defaults in its payment obligations or fails to comply with the covenants under the credit agreement or upon the occurrence of specified events contained in the credit agreement, including the event of bankruptcy or

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11. Commitments and Contingencies (Continued)

insolvency of Exterran Holdings. As of June 30, 2015 and December 31, 2014, no liabilities relating to such guarantees have been reflected in our condensed combined balance sheets. We expect to be released from our obligations under such guarantees prior to or at the completion of the spin-off.

        In addition to our guarantees of indebtedness held by Exterran Holdings, we have issued the following guarantees that are not recorded on our accompanying combined balance sheet (dollars in thousands):

	Term	Maximum Potential Undiscounted Payments as of June 30, 2015
Performance guarantees through letters of credit(1)	2015 - 2021	$157,644
Standby letters of credit	2015 - 2016	9,948
Commercial letters of credit	2015	2,422
Bid bonds and performance bonds(1)	2015 - 2023	76,931

Maximum potential undiscounted payments(2)		$246,945

(1)
We have issued guarantees to third parties to ensure performance of our obligations, some of which may be fulfilled by third parties.

(2)
$91.4 million of the maximum potential undiscounted payments relate to letters of credit outstanding that were issued by us under the Exterran Holdings Credit Facility.

        As part of an acquisition in 2001, we may be required to make contingent payments of up to $46 million to the seller, depending on our realization of certain U.S. federal tax benefits through the year 2015. To date, we have not realized any such benefits that would require a payment and we do not anticipate realizing any such benefits that would require a payment before the year 2016.

        See Note 2 and Note 5 for a discussion of our gain contingencies related to assets that were expropriated in Venezuela.

        In addition to U.S. federal, state, local and foreign income taxes, we are subject to a number of taxes that are not income-based. As many of these taxes are subject to audit by the taxing authorities, it is possible that an audit could result in additional taxes due. We accrue for such additional taxes when we determine that it is probable that we have incurred a liability and we can reasonably estimate the amount of the liability. As of June 30, 2015 and December 31, 2014, we had accrued $1.1 million and $1.4 million, respectively, for the outcomes of non-income based tax audits. We do not expect that the ultimate resolutions of these audits will result in a material variance from the amounts accrued. We do not accrue for unasserted claims for tax audits unless we believe the assertion of a claim is probable, it is probable that it will be determined that the claim is owed and we can reasonably estimate the claim or range of the claim. We do not have any unasserted claims from non-income based tax audits that we have determined are probable of assertion. We also believe the likelihood is remote that the impact of potential unasserted claims from non-income based tax audits could be material to our combined financial position, but it is possible that the resolution of future audits could be material to our results of operations or cash flows for the period in which the resolution occurs.

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

11. Commitments and Contingencies (Continued)

        Our business can be hazardous, involving unforeseen circumstances such as uncontrollable flows of natural gas or well fluids and fires or explosions. As is customary in our industry, we review our safety equipment and procedures and carry insurance against some, but not all, risks of our business. Our insurance coverage includes property damage, general liability and commercial automobile liability and other coverage we believe is appropriate. In addition, we have a minimal amount of insurance on our offshore assets. We believe that our insurance coverage is customary for the industry and adequate for our business; however, losses and liabilities not covered by insurance would increase our costs.

        Additionally, we are substantially self-insured for workers' compensation and employee group health claims in view of the relatively high per-incident deductibles we absorb under our insurance arrangements for these risks. Losses up to the deductible amounts are estimated and accrued based upon known facts, historical trends and industry averages.

Litigation and Claims

        In the ordinary course of business, we are also involved in various pending or threatened legal actions. While management is unable to predict the ultimate outcome of these actions, it believes that any ultimate liability arising from any of these actions will not have a material adverse effect on our combined financial position, results of operations or cash flows. However, because of the inherent uncertainty of litigation and arbitration proceedings, we cannot provide assurance that the resolution of any particular claim or proceeding to which we are a party will not have a material adverse effect on our combined financial position, results of operations or cash flows.

12. Recent Accounting Developments

        In April 2015, the Financial Accounting Standards Board ("FASB") issued an update to the authoritative guidance on the presentation of debt issuance costs. The update requires an entity to present such costs in the balance sheet as a direct deduction from the carrying amount of the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. The update will be effective for reporting periods beginning after December 15, 2015. Early adoption is permitted. The new guidance will be applied retrospectively to each prior period presented. We will evaluate the impact of this update in subsequent periods as it becomes applicable to our combined financial statements.

        In May 2014, the FASB issued an update to the authoritative guidance related to revenue recognition. The update outlines a single comprehensive model for companies to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The update also requires disclosures enabling users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The update will be effective for reporting periods beginning after December 15, 2017. Early adoption is permitted for reporting periods beginning after December 15, 2016. We are currently evaluating the potential impact of the update on our combined financial statements.

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

13. Reportable Segments

        We manage our business segments primarily based upon the type of product or service provided. We have three reportable segments: contract operations, aftermarket services and product sales. The contract operations segment primarily provides natural gas compression services, production and processing equipment services and maintenance services to meet specific customer requirements on assets owned by us. The aftermarket services segment provides a full range of services to support the surface production, compression and processing needs of customers, from parts sales and normal maintenance services to full operation of a customer's owned assets. The product sales segment provides (i) design, engineering, fabrication, installation and sale of natural gas compression units and accessories and equipment used in the production, treating and processing of crude oil and natural gas and (ii) engineering, procurement and fabrication services related to the manufacturing of critical process equipment for refinery and petrochemical facilities, the fabrication of tank farms and evaporators and brine heaters for desalination plants.

        We evaluate the performance of our segments based on gross margin for each segment. Revenue includes sales to external customers and affiliates. We do not include intersegment sales when we evaluate our segments' performance.

        During the six months ended June 30, 2015, Exterran Holdings accounted for approximately 11% of our total revenue. See Note 9 for further discussion on transactions with affiliates. No other customer accounted for more than 10% of our combined revenues during the six months ended June 30, 2015 and 2014.

        The following table presents sales and other financial information by reportable segment during the six months ended June 30, 2015 and 2014 (in thousands):

Six Months Ended	Contract Operations	Aftermarket Services	Product Sales	Reportable Segments Total
June 30, 2015:
Revenue	$235,941	$70,275	$708,475	$1,014,691
Gross margin(1)	146,857	20,791	99,571	267,219
June 30, 2014:
Revenue	$245,432	$77,979	$700,415	$1,023,826
Gross margin(1)	157,898	20,782	109,021	287,701

(1)
Gross margin, a non-GAAP financial measure, is reconciled, in total, to net income (loss), its most directly comparable measure calculated and presented in accordance with U.S. GAAP, below.

        We define gross margin as total revenue less cost of sales (excluding depreciation and amortization expense). Gross margin is included as a supplemental disclosure because it is a primary measure used by our management to evaluate the results of revenue and cost of sales (excluding depreciation and amortization expense), which are key components of our operations. As an indicator of our operating performance, gross margin should not be considered an alternative to, or more meaningful than, net income (loss) as determined in accordance with GAAP. Our gross margin may not be comparable to a similarly titled measure of another company because other entities may not calculate gross margin in the same manner.

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

13. Reportable Segments (Continued)

The following table reconciles net income to gross margin (in thousands):

	Six Months Ended June 30,
	2015	2014
Net income	$45,956	$68,529
Selling, general and administrative	114,330	134,691
Depreciation and amortization	75,581	95,157
Long-lived asset impairment	10,489	—
Restructuring and other charges	10,547	—
Interest expense	826	848
Equity in income of non-consolidated affiliates	(10,068)	(9,602)
Other (income) expense, net	11,878	(4,966)
Provision for income taxes	26,802	39,641
Income from discontinued operations, net of tax	(19,122)	(36,597)

Gross margin	$267,219	$287,701

14. Subsequent Events

        Subsequent events have been evaluated for recognition or disclosure through October 16, 2015, the date on which the condensed combined financial statements were available to be issued. Except as disclosed below, no matters were identified.

        In July 2015, we received an additional installment payment, including an annual charge, of $18.9 million from PDVSA Gas relating to the 2012 sale of our Venezuelan subsidiary's previously nationalized assets. As we have not recognized amounts payable to us by PDVSA Gas relating to the 2012 sale of our Venezuelan subsidiary's previously nationalized assets as a receivable but rather as income from discontinued operations in the periods such payments are received, the installment payment received in July 2015 will be recognized as income from discontinued operations in the third quarter of 2015.

        On July 10, 2015, we and EESLP entered into a credit agreement (the "New Credit Agreement") with Wells Fargo, as the administrative agent, and various financial institutions as lenders. On October 5, 2015, the parties entered into an amended and restated credit agreement, which we refer to as the New Credit Agreement, evidencing our new $680.0 million revolving credit facility and our new $245.0 million term loan facility, which we refer to collectively as our New Credit Facility. Availability under the New Credit Facility is subject to the satisfaction of certain conditions, including the consummation of the spin-off on or prior to January 4, 2016 (the date on which those conditions are satisfied is referred to as the "Initial Availability Date"). No borrowings are outstanding under the New Credit Facility because the Initial Availability Date has not yet occurred.

        In September 2015, we received an additional installment payment, including an annual charge, of $5.1 million from PDVSA Gas relating to the 2012 sale of our Venezuelan joint ventures' previously nationalized assets. As we have not recognized amounts payable to us by PDVSA Gas relating to the 2012 sale of our Venezuelan joint ventures' previously nationalized assets as a receivable but rather as equity in income of non-consolidated affiliates in the periods such payments are received, the

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

14. Subsequent Events (Continued)

installment payment received in September 2015 will be recognized as equity in income of non-consolidated affiliates in the third quarter of 2015.

        In October 2015, we received an additional installment payment, including an annual charge, of $19.1 million from PDVSA Gas relating to the 2012 sale of our Venezuelan subsidiary's previously nationalized assets. As we have not recognized amounts payable to us by PDVSA Gas relating to the 2012 sale of our Venezuelan subsidiary's previously nationalized assets as a receivable but rather as income from discontinued operations in the periods such payments are received, the installment payment received in October 2015 will be recognized as income from discontinued operations in the fourth quarter of 2015.